AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 2, 1994

                                                       REGISTRATION NO. 33-51557
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 2

                                       TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            FORT HOWARD CORPORATION
             (Exact name of registrant as specified in its charter)

            DELAWARE                                         39-1090992
 (State or other jurisdiction of                          (I.R.S. Employer
 incorporation or organization)                          Identification No.)

                              1919 SOUTH BROADWAY
                           GREEN BAY, WISCONSIN 54304
                                 (414) 435-8821

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------
                               JAMES W. NELLEN II
                          VICE PRESIDENT AND SECRETARY
                            FORT HOWARD CORPORATION
                              1919 SOUTH BROADWAY
                           GREEN BAY, WISCONSIN 54304
                                 (414) 435-8821

           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                            ------------------------
                                   COPIES TO:

    FAITH D. GROSSNICKLE                                 RICHARD J. SANDLER
     SHEARMAN & STERLING                                DAVIS POLK & WARDWELL
    599 LEXINGTON AVENUE                                450 LEXINGTON AVENUE
  NEW YORK, NEW YORK 10022                            NEW YORK, NEW YORK 10017
       (212) 848-4000                                      (212) 450-4000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box: /X/

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /
                            ------------------------


                        CALCULATION OF REGISTRATION FEE



     TITLE OF EACH CLASS                                                  PROPOSED MAXIMUM         AMOUNT OF
     OF SECURITIES TO BE          AMOUNT TO BE       PROPOSED MAXIMUM         AGGREGATE          REGISTRATION
         REGISTERED                REGISTERED        OFFERING PRICE(1)    OFFERING PRICE(1)         FEE(2)
  % Senior Notes due 2002....     $100,000,000             100%             $100,000,000            $34,483
  % Senior Subordinated
  Notes due 2006.............     $650,000,000             100%             $650,000,000           $224,138
Total........................     $750,000,000             100%             $750,000,000           $258,621



(1) Estimated solely for the purpose of determining the registration fee.



(2) $172,415 previously paid.

                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                            FORT HOWARD CORPORATION
                             CROSS REFERENCE SHEET
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

        FORM S-2 PART 1 ITEM AND HEADING     CAPTION OR LOCATION IN PROSPECTUS
     --------------------------------------  ----------------------------------
1.   Forepart of the Registration Statement
       and Outside Front Cover Page of
     Prospectus............................  Outside Front Cover Page
2.   Inside Front and Outside Back Cover
       Pages of Prospectus.................  Inside Front Cover Page;
                                               Additional Information; Outside
                                               Front Cover Page
3.   Summary Information, Risk Factors and
     Ratio of Earnings to Fixed Charges....  Prospectus Summary; Certain Risk
                                               Factors; Selected Historical
                                               Consolidated Financial Data
4.   Use of Proceeds.......................  Use of Proceeds
5.   Determination of Offering Price.......  Not applicable
6.   Dilution..............................  Not applicable
7.   Selling Security Holders..............  Not applicable
8.   Plan of Distribution..................  Outside Front Cover Page;
                                               Underwriter
9.   Description of Securities to be
     Registered............................  Outside Front Cover Page;
                                               Prospectus Summary; Description
                                               of the Notes
10.  Interests of Named Experts and
     Counsel...............................  Legal Matters
11.  Information with Respect to the
     Registrant............................  Prospectus Summary; The Company;
                                               Certain Risk Factors;
                                               Capitalization; Selected
                                               Historical Consolidated
                                               Financial Data; Pro Forma
                                               Financial Data; Management's
                                               Discussion and Analysis of
                                               Consolidated Financial Condition
                                               and Results of Operations;
                                               Business; Legal Proceedings;
                                               Management; Ownership of Common
                                               Stock; Description of the Notes;
                                               Description of Certain
                                               Indebtedness; Financial
                                               Statements
12.  Incorporation of Certain Information
       by Reference........................  Incorporation of Certain Documents
                                               by Reference
13.  Disclosure of Commission Position on
       Indemnification for Securities
       Act Liabilities.....................  Not applicable

                                EXPLANATORY NOTE

     This Registration Statement contains a Prospectus relating to the offering
of     % Senior Notes due 2002 (the "Senior Note Offering") and     % Senior
Subordinated Notes due 2006 (the "Senior Subordinated Note Offering" and, together with the Senior Note Offering, the "Note Offerings") of Fort Howard Corporation, followed by alternate Prospectus pages relating to certain market-making transactions in such securities. The complete Prospectus for the Note Offerings follows immediately after this Explanatory Note. The Financial Statements beginning on page F-1 of the Prospectus relating to the Note Offerings are also to be used in the Prospectus relating to the market-making transactions.

PROSPECTUS (Subject to Completion)
Issued February 2, 1994



                                  $750,000,000

                            Fort Howard Corporation
                   $100,000,000      % SENIOR NOTES DUE 2002

             $650,000,000      % SENIOR SUBORDINATED NOTES DUE 2006

                            ------------------------
          Interest on the Senior Notes payable February 1 and August 1 Interest on the Senior Subordinated Notes payable February 1 and August 1
                            ------------------------
THE SENIOR NOTES WILL NOT BE REDEEMABLE PRIOR TO MATURITY. THE SENIOR
   SUBORDINATED NOTES WILL BE REDEEMABLE AT THE OPTION OF THE COMPANY, IN
     WHOLE OR IN PART, AT ANY TIME ON OR AFTER FEBRUARY 1, 1999, INITIALLY AT
        % OF THEIR PRINCIPAL AMOUNT, PLUS ACCRUED INTEREST, DECLINING TO
       100% OF THEIR PRINCIPAL AMOUNT, PLUS ACCRUED INTEREST, ON OR AFTER FEBRUARY 1, 2001. IN ADDITION, AT THE OPTION OF THE COMPANY AT ANY
         TIME PRIOR TO FEBRUARY 1, 1997, UP TO $         MILLION
           AGGREGATE PRINCIPAL AMOUNT OF THE SENIOR SUBORDINATED NOTES
           WILL BE REDEEMABLE FROM THE PROCEEDS OF ONE OR MORE PUBLIC
              EQUITY OFFERINGS FOLLOWING WHICH THERE IS A PUBLIC
              MARKET, AT    % OF THE               PRINCIPAL
                      AMOUNT THEREOF, PLUS ACCRUED INTEREST.

                            ------------------------
                   SEE "CERTAIN RISK FACTORS" FOR INFORMATION
              THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
           PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                             A CRIMINAL OFFENSE.
                            ------------------------
           SENIOR NOTES DUE 2002 - PRICE      % AND ACCRUED INTEREST
     SENIOR SUBORDINATED NOTES DUE 2006 - PRICE      % AND ACCRUED INTEREST

                            ------------------------

                                                                             UNDERWRITING
                                                              PRICE TO       DISCOUNTS AND     PROCEEDS TO
                                                              PUBLIC(1)     COMMISSIONS(2)    COMPANY(1)(3)
                                                           ---------------  ---------------  ---------------
Per Senior Note..........................................         %                %                %
  Total..................................................  $                 $               $
Per Senior Subordinated Note.............................         %                %                %
  Total..................................................  $                 $               $

- ------------

     (1) Plus accrued interest from       , 1994.

     (2) The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriter."

     (3) Before deducting expenses payable by the Company estimated at $1,500,000.

                            ------------------------

    The Notes are offered, subject to prior sale, when, as and if accepted by the Underwriter and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriter. It is expected that the delivery of the
Notes will be made on or about               , 1994, at the office of Morgan
Stanley & Co. Incorporated, New York, New York, against payment therefor in New York funds.
                            ------------------------

                              MORGAN STANLEY & CO.
                                  Incorporated

       , 1994

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE NOTES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                             ADDITIONAL INFORMATION

     Fort Howard Corporation (the "Company") has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (which term shall include all amendments, exhibits and schedules thereto) on Form S-2 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, and to which reference is hereby made. Statements made in this Prospectus as to the contents of any document referred to are not necessarily complete. With respect to each such document filed or incorporated by reference as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Commission. The Registration Statement, as well as all such reports and other information filed with the Commission, may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and are also available for inspection and copying at prescribed rates at the regional offices of the Commission located at 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

     Except as described below, the Company's obligation under the Exchange Act to file periodic reports with the Commission will be suspended if each of the Senior Notes, the Senior Subordinated Notes, the 9 1/4% Notes, the 12 3/8% Notes, the 12 5/8% Debentures, the 10% Notes, the 14 1/8% Debentures, the Pass Through Certificates (each as defined below) and any future class of securities publicly issued by the Company is held of record by fewer than 300 holders at the beginning of any fiscal year of the Company. The Company will be required to continue to file reports with the Commission for fiscal years in which the Registration Statement or an amendment to the Registration Statement is filed and becomes effective. In addition, the Company will be required to continue to file reports with the Commission if any of the Company's securities are listed on a national securities exchange or if Morgan Stanley & Co. Incorporated ("MS&Co.") is required, as an affiliate of the Company, to deliver a prospectus in connection with market-making activities with respect to the Company's securities. None of the Company's securities is currently listed on any securities exchange.

     The respective indentures under which the Senior Notes and the Senior Subordinated Notes (collectively, the "Notes") are to be issued require the Company, and the Company intends, to file with the Commission and distribute to the holders of the Notes annual reports containing consolidated financial statements and the related report of independent public accountants and quarterly reports containing unaudited condensed consolidated financial statements for the first three quarters of each fiscal year for so long as any Notes are outstanding.
                            ------------------------

     IN CONNECTION WITH THE NOTE OFFERINGS, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE NOTES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents which have been filed with the Commission by the Company are hereby incorporated by reference in this Prospectus:

          (1) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1992, filed with the Commission on February 26, 1993;

          (2) The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1993, June 30, 1993 and September 30, 1993, filed with the Commission on May 17, 1993, August 13, 1993 and October 25, 1993, respectively; and

          (3) All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 1992.

     Any statement in this Prospectus or contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Copies of all documents which are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request. Copies of this Prospectus, as amended or supplemented from time to time, and any other documents (or parts of documents) that constitute part of this Prospectus under
Section 10(a) of the Securities Act will also be provided without charge to each such person, upon written or oral request. Requests should be directed to the Company, Attention: Investor Relations Department, 1919 South Broadway, Green Bay, Wisconsin 54304; telephone (414) 435-8821, extension 2592.

                               TABLE OF CONTENTS

                                                      PAGE
                                                   -----------
Additional Information...........................           2
Incorporation of Certain Documents by
Reference........................................           3
Prospectus Summary...............................           4
The Company......................................          12
Certain Risk Factors.............................          13
Use of Proceeds..................................          17
Capitalization...................................          18
Selected Historical Consolidated Financial
Data.............................................          19
Pro Forma Financial Data.........................          22
Management's Discussion and Analysis of
  Consolidated Financial Condition and Results of
Operations.......................................          27
Business.........................................          39

Legal Proceedings................................          45

Management.......................................          46
Ownership of Common Stock........................          50
Certain Transactions.............................          51
Description of the Notes.........................          56
Description of Certain Indebtedness..............          87
Underwriter......................................          96
Legal Matters....................................          97
Experts..........................................          97
Index to Financial Statements....................         F-1

                               PROSPECTUS SUMMARY

     The following information is qualified in its entirety by the detailed information and financial statements found elsewhere in this Prospectus.

                                  THE COMPANY

     The Company, founded in 1919, is a major manufacturer, converter and marketer of a diversified line of single-use tissue paper products for the home and away-from-home markets. The Company's principal products include paper towels, bath tissue, table napkins, wipers and boxed facial tissue. The Company produces and ships its products from manufacturing facilities located in Wisconsin, Oklahoma, Georgia and the United Kingdom.

     The Company believes that it is the largest producer of tissue products sold into the domestic commercial (away-from-home) market. The Company sells a majority of its tissue products through paper and institutional food wholesalers into commercial markets. The Company continues to expand its consumer tissue business for the home market. Tissue products for household use are sold principally through brokers to accounts that include major food store chains, mass merchandisers and wholesale grocers. The Company's tissue products for home use are sold under the brand names Mardi Gras, Soft'n Gentle, So-Dri, Page and Green Forest.

     The Company's principal markets are in the United States where the Company believes, based on an analysis of publicly available information, that its operating income margins are higher than those of its publicly reporting competition. A key factor contributing to these high operating income margins has been the Company's proprietary de-inking technology, which enables it to use a broad range of wastepaper grades and process wastepaper efficiently to recover the fibers which are the principal raw material in papermaking. However, the Company's operating income margins have been adversely affected by the adverse tissue industry operating conditions experienced since 1991, and continue to be adversely affected by low pricing resulting in part from relatively low industry operating rates.

THE ACQUISITION

     In 1988, FH Acquisition Corp. ("FH Acquisition") was organized on behalf of The Morgan Stanley Leveraged Equity Fund II, L.P. ("MSLEF II") to effect the acquisition of the Company. Pursuant to an Agreement and Plan of Merger dated as of June 25, 1988 (the "Merger Agreement"), FH Acquisition commenced a tender offer (the "Offer") on July 1, 1988 for all outstanding shares at $53 per share in cash, and subsequently purchased approximately 53.5 million shares in the Offer. Thereafter, FH Acquisition was merged with and into the Company (the "Merger"). The Offer and the Merger are referred to herein collectively as the "Acquisition."

     MSLEF II, an affiliate of MS&Co., is a limited partnership formed to finance investments in industrial and other companies. Its principal investors include major U.S. and foreign banks, insurance companies, pension funds and corporations. As a result of the Acquisition, the Company became privately held by MSLEF II and other investors.

                               THE NOTE OFFERINGS

SECURITIES OFFERED.......  $100,000,000 aggregate principal amount of Senior
                             Notes due 2002 (the "Senior Notes").

                           $650,000,000 aggregate principal amount of Senior
                             Subordinated Notes due 2006 (the "Senior
                             Subordinated Notes").

SENIOR NOTES
  Interest Rate..........      % per annum.
  Interest Payment
Dates....................  February 1 and August 1 commencing August 1, 1994.
  Maturity...............  February 1, 2002.
  Redemption.............  The Senior Notes may not be redeemed prior to maturity.

  Ranking................  The Senior Notes will be senior unsecured obligations of the Company, will rank pari passu in right of payment with the other senior indebtedness of the Company, including, without limitation, the Company's obligations under the Bank Credit Agreement (as defined below), the 1993 Term Loan Agreement (as defined below), the Company's Senior Secured Notes due 1997 through 2000 (the "Senior Secured Notes"), the Company's
                             9 1/4% Senior Notes due 2001 (the "9 1/4% Notes") and capital lease obligations, including obligations under leases (the "Pass Through Certificate Leases") related to the Company's Pass Through Certificates, Series 1991 (the "Pass Through Certificates") and other senior secured indebtedness (such other senior secured indebtedness, together with the indebtedness under the Bank Credit Agreement, the 1993 Term Loan Agreement, the Senior Secured Notes, capital lease obligations and secured indebtedness of subsidiaries being, collectively, the "Secured Indebtedness") and will be senior in right of payment to all existing and future subordinated indebtedness of the Company, including, without limitation, the Company's 12 3/8% Senior Subordinated Notes due 1997 (the "12 3/8% Notes"), until redeemed as described below under "Use of Proceeds", the Senior Subordinated Notes, the Company's 12 5/8% Subordinated Debentures due 2000 (the "12 5/8% Debentures") that remain outstanding after the redemption described below under "Use of Proceeds", the Company's 10% Subordinated Notes due 2003 (the "10% Notes") and the Company's 14 1/8% Junior Subordinated Discount Debentures due 2004 (the "14 1/8% Debentures"). The indenture under which the Senior Notes will be issued (the "Senior Note Indenture") will not limit the Company's ability to refinance the 10% Notes, the 12 5/8% Debentures and the 14 1/8% Debentures with indebtedness that is pari passu with the Senior Notes. After giving pro forma effect to the Refinancing (as defined below) as of September 30, 1993, the Company and its subsidiaries would have had outstanding approximately $1.1 billion of Secured Indebtedness. The Secured Indebtedness under the Bank Credit Agreement, the 1993 Term Loan Agreement and the Senior Secured Notes is secured by liens on inventory, accounts receivable, certain patents and trademarks, and certain stock of subsidiaries of the Company, as well as mortgages on the Company's three domestic tissue mills (the "Shared Collateral"). Indebtedness under capital lease obligations, including the Pass Through Certificate Leases, and other Secured Indebtedness are secured by certain assets of the Company and its subsidiaries. The indebtedness of the

                             Company's foreign subsidiaries is secured by certain assets of those subsidiaries. The Secured Indebtedness will have priority with respect to the assets pledged as collateral to secure the Secured Indebtedness. The Pass Through Certificates are indirectly secured by a lien on an owner trustee's interest in a paper manufacturing facility, power plant and certain related equipment located at the Company's tissue mill in Georgia, all of which are leased to the Company under the Pass Through Certificate Leases. At September 30, 1993, the Company's subsidiaries had outstanding liabilities of $124 million, including trade payables. The Senior Notes will be effectively subordinated to existing and future liabilities of the Company's subsidiaries, including trade payables. See "Certain Risk Factors-- Subordination of the Senior Subordinated Notes and Effect of Asset Encumbrances" and "Description of Certain Indebtedness."

SENIOR SUBORDINATED NOTES
  Interest Rate..........  % per annum.
  Interest Payment
    Dates................  February 1 and August 1 commencing August 1, 1994.
  Maturity...............  February 1, 2006.
  Redemption.............  The Senior Subordinated Notes may be redeemed at the option of the Company, in whole or in part, at any time on or after February 1, 1999, initially at
                                  % of their principal amount, plus accrued
                             interest to the redemption date, declining to 100% of their principal amount, plus accrued interest to the redemption date, on or after February 1, 2001. In addition, at the option of the Company at any time prior to February 1, 1997, up to
                             $            million aggregate principal amount of
                             the Senior Subordinated Notes are redeemable from the proceeds of one or more Public Equity Offerings following which there is a Public
                             Market, at     % of the principal amount thereof,
                             plus accrued interest. See "Description of the Notes--Terms of the Senior Subordinated Notes--Optional Redemption."

  Ranking................  The Senior Subordinated Notes will be subordinated in right of payment to all existing and future Senior Indebtedness (as such term is defined in the indenture under which the Senior Subordinated Notes will be issued (the "Senior Subordinated
                             Note Indenture" and, together with the Senior Note Indenture, the "Indentures")), including, without limitation, the Company's obligations under the Bank Credit Agreement, the 1993 Term Loan Agreement, the Senior Secured Notes, the Pass Through Certificate Leases, certain other secured indebtedness of the Company, the 9 1/4% Notes and the Senior Notes. The Senior Subordinated Notes will rank pari passu with the 12 3/8% Notes, until redeemed as described below under "Use of Proceeds", and will constitute senior indebtedness with respect to the 10% Notes, the 12 5/8% Debentures that remain outstanding after the redemption described below under "Use of Proceeds" and the 14 1/8% Debentures. The Senior Subordinated Note Indenture will not limit the Company's ability to refinance the 10% Notes, the 12 5/8% Debentures and the 14 1/8% Debentures with indebtedness that is senior to or pari passu with the Senior Subordinated Notes. After giving pro forma effect to the Refinancing as of September 30, 1993, approximately $1.7 billion of Senior Indebtedness of the Company would have been outstanding. The Senior Subordinated Notes will be effectively subordinated to existing and future liabilities of the Company's subsidiaries, including trade payables. As of September 30, 1993, the Company's subsidiaries had outstanding liabilities of approximately $124 million, including trade payables. See "Certain Risk Factors--Subordination of the Senior Subordinated Notes and Effect of Asset Encumbrances" and "Description of the Notes."

COVENANTS................  The Indentures will contain certain covenants that, among other things, limit the ability of the Company and its subsidiaries to incur indebtedness, pay dividends and make other restricted payments, engage in transactions with shareholders and affiliates, create liens, sell assets, engage in mergers and consolidations and make investments in unrestricted subsidiaries. See "Description of the Notes--Covenants."

USE OF PROCEEDS..........  The net proceeds from the offerings of the Notes
                             (the "Note Offerings") will be used to redeem all of the outstanding 12 3/8% Notes (the "12 3/8% Note Redemption"), $238 million aggregate principal amount of the 12 5/8% Debentures (the "12 5/8% Debenture Redemption"), to prepay a portion of the term indebtedness under the Bank Credit Agreement (the "Term Loan"), to repay a portion of the Company's indebtedness under the Revolving Credit Facility (as defined below) and to pay certain fees and expenses. The Note Offerings, the 12 3/8% Note Redemption, the 12 5/8% Debenture Redemption, the prepayment of indebtedness under the Term Loan and the repayment of a portion of the indebtedness under the Revolving Credit Facility are referred to herein collectively as the "Refinancing." See "Use of Proceeds" and "Description of Certain Indebtedness."

                              CERTAIN RISK FACTORS

     For a discussion of certain factors that should be considered in evaluating an investment in the Notes, including the Company's highly leveraged position, deficiency in shareholders' equity and deficiency of earnings available to cover fixed charges, competition and pricing, covenant restrictions that may limit the Company's operating flexibility, the subordination of the Senior Subordinated Notes and the effect of asset encumbrances, certain interests of Morgan Stanley Group Inc. ("Morgan Stanley Group") and its affiliates, the absence of a public market for the Notes and fraudulent conveyance considerations, see "Certain Risk Factors."

          SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

     The following table sets forth summary historical consolidated financial data of the Company for the years ended December 31, 1992, 1991, 1990 and 1989, and for the periods ended December 31, 1988 and August 8, 1988, that were derived from the consolidated financial statements of the Company, which were audited by Arthur Andersen & Co., independent public accountants. The report of such accountants with respect to the years ended December 31, 1992, 1991 and 1990 appears elsewhere in this Prospectus. Reference is made to such report which calls attention to changes in methods of accounting for postretirement benefits other than pensions and income taxes. The following table also sets forth summary historical consolidated financial data of the Company for the nine-month periods ended September 30, 1993 and 1992. The information presented for the interim periods is unaudited but in the opinion of management, such information reflects all adjustments (which, with the exception of the extraordinary loss on debt retirement and the goodwill write-off in 1993 and accounting changes to adopt Statement of Financial Accounting Standards ("SFAS") No. 106 relating to certain postretirement benefits and to change the estimates of the depreciable lives of certain machinery and equipment in 1992, consist only of normal recurring accruals) necessary for a fair presentation of the financial data for the interim periods. The results for the interim periods presented are not necessarily indicative of the results for a full year.

     The consolidated financial statements for the period ended August 8, 1988 ("pre-Acquisition period") were prepared using the Company's historical basis of accounting while the consolidated financial statements for the periods subsequent to August 8, 1988 ("post-Acquisition periods") were prepared under a new basis of accounting that reflects the fair values of assets acquired and liabilities assumed, the related financing costs and all debt incurred in conjunction with the Acquisition. Accordingly, the Company's operating results in the post-Acquisition periods are not directly comparable to its results of operations in the pre-Acquisition period.

     The table following the summary historical consolidated financial data presents summary unaudited pro forma consolidated financial data of the Company derived from the unaudited pro forma condensed consolidated statements of income and condensed consolidated balance sheet and notes thereto included elsewhere in this Prospectus. The pro forma data were prepared as if the Refinancing had occurred on September 30, 1993 for pro forma consolidated balance sheet purposes, and as if the Refinancing had occurred on January 1, 1992 for pro forma consolidated statement of income purposes. In addition, the sale of the 9 1/4% Notes and the 10% Notes, the borrowings under the 1993 Term Loan, the redemption (the "14 5/8% Debenture Redemption") of all the Company's 14 5/8% Junior Subordinated Debentures due 2004 (the "14 5/8% Debentures") and a $250 million payment on the Term Loan, all of which occurred in March and April 1993, and the redemption on November 1, 1993 of $50 million aggregate principal amount of 12 3/8% Notes (collectively, the "1993 Refinancing") are treated for pro forma consolidated statement of income purposes as if they occurred on January 1, 1992. The redemption on November 1, 1993 of $50 million aggregate principal amount of 12 3/8% Notes is also treated for pro forma consolidated balance sheet purposes as if it occurred on September 30, 1993. See "Pro Forma Financial Data."

                              RECENT DEVELOPMENTS

     For a discussion of the Company's results of operations for the fourth quarter of 1993 and the full 1993 year, see "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations--Recent Developments."

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA(A)

                                           NINE MONTHS ENDED                                                 PERIOD FROM
                                                                                YEAR ENDED                    AUGUST 9,
                                             SEPTEMBER 30,                     DECEMBER 31,                    1988 TO
                                          --------------------  ------------------------------------------  DECEMBER 31,
                                            1993       1992       1992       1991       1990       1989         1988
                                          ---------  ---------  ---------  ---------  ---------  ---------  -------------
                                              (UNAUDITED)
                                                               POST-ACQUISITION BASIS OF ACCOUNTING
                                          -------------------------------------------------------------------------------
                                                                           (IN MILLIONS)
STATEMENT OF INCOME DATA:
  Net sales.............................  $     896  $     866  $   1,151  $   1,138  $   1,151  $   1,054    $     383
  Cost of sales(b)......................        590        535        726        713        719        660          246
                                          ---------  ---------  ---------  ---------  ---------  ---------  -------------
  Gross income..........................        306        331        425        425        432        394          137
  Selling, general and administrative...         71         75         97         98        105         96           34
  Amortization of goodwill..............         43         42         57         57         57         57           21
  Goodwill write-off(c).................      1,980     --         --         --         --         --           --
                                          ---------  ---------  ---------  ---------  ---------  ---------  -------------
  Operating income (loss)...............     (1,788)       214        271        270        270        241           82
  Interest expense......................        259        249        338        371        423        410          177
  Other (income) expense, net(d)........         (5)    --              2         (3)       (33)       (11)           5
                                          ---------  ---------  ---------  ---------  ---------  ---------  -------------
  Income (loss) before taxes............     (2,042)       (35)       (69)       (98)      (120)      (158)        (100)
  Income taxes (credit).................         (6)         6     --            (24)       (37)        14          (28)
                                          ---------  ---------  ---------  ---------  ---------  ---------  -------------
  Income (loss) before equity earnings,
    extraordinary items and adjustment
    for accounting change...............     (2,036)       (41)       (69)       (74)       (83)      (172)         (72)
  Equity in net income (loss) of
    unconsolidated subsidiaries(d)......     --         --         --            (32)       (23)       (67)         (13)
                                          ---------  ---------  ---------  ---------  ---------  ---------  -------------
  Net income (loss) before extraordinary
    items and adjustment for accounting
    change..............................     (2,036)       (41)       (69)      (106)      (106)      (239)         (85)
  Extraordinary items--loss on debt
    repurchases (net of income taxes)...        (10)    --         --             (5)    --         --           --
  Adjustment for adoption of SFAS No.
    106(e)..............................     --            (11)       (11)    --         --         --           --
                                          ---------  ---------  ---------  ---------  ---------  ---------  -------------
  Net income (loss).....................  $  (2,046) $     (52) $     (80) $    (111) $    (106) $    (239)   $     (85)
                                          ---------  ---------  ---------  ---------  ---------  ---------  -------------
                                          ---------  ---------  ---------  ---------  ---------  ---------  -------------
OTHER DATA:
  EBDIAT(f).............................  $     290  $     315  $     410  $     444  $     441  $     411    $     145
  Depreciation of property, plant and
    equipment...........................         63         58         81        116        112        109           42
  Amortization of goodwill..............         43         42         57         57         57         57           21
  Non-cash interest expense.............         80        101        140        141        145        132           62
  Capital expenditures..................        107        168        233        144         97        101           57
  Ratio of earnings to fixed
    charges(g)..........................     --         --         --         --         --         --           --
  Deficiency of earnings available to
    cover fixed charges(g)..............     (2,048)       (44)       (81)      (103)      (123)      (263)        (122)
BALANCE SHEET DATA (AT END OF PERIOD):
  Total assets..........................  $   1,619  $   3,591  $   3,575  $   3,470  $   3,627  $   3,948    $   4,515
  Working capital (deficit).............         14         13       (127)         2        (80)      (119)        (144)
  Long-term debt (including current
    portion) and Voting Common Stock
    with put right......................      3,197      3,053      3,104      2,947      3,125      3,333        3,662
  Shareholders' equity (deficit)........     (2,074)         7        (29)        62         13        111          357

                                           PERIOD FROM
                                           JANUARY 1,
                                             1988 TO
                                            AUGUST 8,
                                              1988
                                          -------------

                                              PRE-
                                           ACQUISITION
                                            BASIS OF
                                           ACCOUNTING
                                          -------------
                                          (IN MILLIONS,
                                          EXCEPT RATIO)
STATEMENT OF INCOME DATA:
  Net sales.............................    $     552
  Cost of sales(b)......................          351
                                          -------------
  Gross income..........................          201
  Selling, general and administrative...           51
  Amortization of goodwill..............       --
  Goodwill write-off(c).................       --
                                          -------------
  Operating income (loss)...............          150
  Interest expense......................           17
  Other (income) expense, net(d)........           12
                                          -------------
  Income (loss) before taxes............          121
  Income taxes (credit).................           52
                                          -------------
  Income (loss) before equity earnings,
    extraordinary items and adjustment
    for accounting change...............           69
  Equity in net income (loss) of
    unconsolidated subsidiaries(d)......           27
                                          -------------
  Net income (loss) before extraordinary
    items and adjustment for accounting
    change..............................           96
  Extraordinary items--loss on debt
    repurchases (net of income taxes)...       --
  Adjustment for adoption of SFAS No.
    106(e)..............................       --
                                          -------------
  Net income (loss).....................    $      96
                                          -------------
                                          -------------
OTHER DATA:
  EBDIAT(f).............................    $     196
  Depreciation of property, plant and
    equipment...........................           46
  Amortization of goodwill..............       --
  Non-cash interest expense.............       --
  Capital expenditures..................           71
  Ratio of earnings to fixed
    charges(g)..........................          8.8
  Deficiency of earnings available to
    cover fixed charges(g)..............       --
BALANCE SHEET DATA (AT END OF PERIOD):
  Total assets..........................    $   2,028
  Working capital (deficit).............           56
  Long-term debt (including current
    portion) and Voting Common Stock
    with put right......................          406
  Shareholders' equity (deficit)........        1,342

- ---------------
      (a)  The consolidated financial statements for the period ended August 8, 1988 (pre-Acquisition period) were prepared using the Company's historical basis of accounting while the consolidated financial statements for the periods subsequent to August 8, 1988 (post-Acquisition periods) were prepared under a new basis of accounting that reflects the fair values of assets acquired and liabilities assumed, the related financing costs and all debt incurred in conjunction with the Acquisition. Accordingly, the Company's operating results in the post-Acquisition periods are not directly comparable with its results of operations in the pre-Acquisition period.

                                         (Footnotes continued on following page)

                                       9

(Footnotes continued from preceding page)

      (b)  Effective January 1, 1992, the Company prospectively changed its estimates of the depreciable lives of certain machinery and equipment. The change had the effect of reducing depreciation expense by $38 million and net loss by $24 million in 1992.
      (c)  During the third quarter of 1993, the Company wrote off the unamortized balance of its goodwill of $1.98 billion after concluding that its projected results would not support the future amortization of the
           Company's remaining goodwill balance.
      (d)  In 1989, the Company transferred all the capital stock of Fort Howard Cup Corporation to Sweetheart Holdings,
           Inc. ("Sweetheart") for a 49.9% equity interest in Sweetheart and other assets for a total consideration of
           $620 million (the "Cup Transfer"). The Company also undertook a plan to divest all its remaining international cup operations. As a result, the Company recorded a $120 million charge in 1989. As of December
           31, 1991, the Company had sold all its international cup operations and had discontinued recording equity in net losses of Sweetheart because the carrying value of the Company's investment in Sweetheart was reduced to zero. During the third quarter of 1993, the Company sold its remaining equity interest in Sweetheart for $5.1 million recognizing a gain of the same amount. The gain is reflected in other income.
      (e)  Reflects the cumulative effect on years prior to 1992 of adopting SFAS No. 106, "Employers' Accounting for
           Postretirement Benefits Other Than Pensions." This change in accounting principle, excluding the cumulative effect, decreased operating income for 1992 by $1.2 million.
      (f)  Represents operating income plus depreciation of property, plant and equipment, amortization of goodwill, the goodwill write-off and the effects of employee stock compensation (credits). EBDIAT is presented here not as a measure of operating results, but rather as a measure of the Company's debt service ability. Certain financial and other restrictive covenants in the Bank Credit Agreement, the 1993 Term Loan Agreement, the
           Senior Secured Note Agreement (as defined below), the Indentures and other instruments governing the
           Company's indebtedness are based on the Company's EBDIAT, subject to certain adjustments. See "Description of the Notes--Certain Definitions" and "Description of Certain Indebtedness."
      (g)  For purposes of these computations, earnings consist of consolidated income (loss) before taxes plus fixed charges (excluding capitalized interest) of both consolidated and unconsolidated subsidiaries. Amounts applicable to unconsolidated subsidiaries are excluded from such computations commencing on November 14,
           1989, due to the Cup Transfer. Fixed charges consist of interest on indebtedness (including capitalized interest and amortization of deferred loan costs) plus that portion (deemed to be one-fourth) of operating lease rental expense representative of the interest factor.

SUMMARY PRO FORMA CONSOLIDATED FINANCIAL DATA




                                                                            NINE MONTHS ENDED       YEAR ENDED
                                                                           SEPTEMBER 30, 1993   DECEMBER 31, 1992
                                                                           -------------------  ------------------
                                                                                        (IN MILLIONS)
PRO FORMA CONSOLIDATED STATEMENT OF INCOME DATA(A):
  Net sales..............................................................      $       896          $    1,151
  Cost of sales..........................................................              590                 726
                                                                                ----------          ----------
  Gross income...........................................................              306                 425
  Selling, general and administrative....................................               71                  97
  Amortization of goodwill...............................................               43                  57
  Goodwill write-off.....................................................            1,980              --
                                                                                ----------          ----------
  Operating income (loss)................................................           (1,788)                271
  Interest expense.......................................................              237                 308
  Other (income) expense, net............................................               (6)                  3
                                                                                ----------          ----------
  Loss before taxes......................................................           (2,019)                (40)
  Income taxes...........................................................                3                  11
                                                                                ----------          ----------
  Net loss...............................................................      $    (2,022)         $      (51)
                                                                                ----------          ----------
                                                                                ----------          ----------
OTHER CONSOLIDATED PRO FORMA DATA:
  EBDIAT(b)..............................................................      $       290          $      410
  Deficiency of earnings available to cover fixed charges(c).............           (2,025)                (51)
PRO FORMA CONSOLIDATED BALANCE SHEET DATA
AT SEPTEMBER 30, 1993
  Total assets...........................................................      $     1,625
  Working capital........................................................               14
  Long-term debt (including current portion) and Voting Common Stock with
    put right............................................................            3,250
  Shareholders' equity (deficit).........................................           (2,104)


- ---------------

(a) The following pre-tax, non-cash charges are included in the pro forma statement of income data (in millions):

                                                    NINE MONTHS ENDED    YEAR ENDED DECEMBER
                                                   SEPTEMBER 30, 1993         31, 1992
                                                   -------------------  ---------------------
Depreciation of property, plant and equipment....       $      63             $      81
Amortization of goodwill.........................              43                    57
Goodwill write-off...............................           1,980                --
Amortization of debt issuance costs..............               9                    15
Non-cash interest on the 14 1/8% Debentures......              48                    56
Other............................................              (5)                    5
                                                         --------                ------
       Total non-cash charges....................       $   2,138             $     214
                                                         --------                ------
                                                         --------                ------

(b) See Note (d) to "Pro Forma Financial Data."

(c) See Note (e) to "Pro Forma Financial Data."

                                  THE COMPANY

     The Company is a major manufacturer, converter and marketer of a diversified line of single-use sanitary tissue paper products for the home and away-from-home markets. The Company's principal products include paper towels, bath tissue, table napkins, wipers and boxed facial tissue. The Company produces and ships its products from manufacturing facilities located in Wisconsin, Oklahoma, Georgia and the United Kingdom.

     The Company believes that it is the largest producer of tissue products sold into the domestic commercial (away-from-home) market. The Company sells a majority of its tissue products through paper and institutional food wholesalers into commercial markets. The Company continues to expand its domestic consumer tissue business for the home market. Tissue products for household use are sold through brokers to accounts that include major food store chains, mass merchandisers and wholesale grocers. The Company's domestic tissue products for home use are sold under the brand names Mardi Gras, Soft'n Gentle, So-Dri, Page and Green Forest.

     The Company's principal markets are in the United States where the Company believes, based on an analysis of publicly available information, that its operating income margins are higher than those of its publicly reporting competition. A key factor contributing to these high operating income margins has been the Company's proprietary de-inking technology, which enables it to use a broad range of wastepaper grades and process wastepaper efficiently to recover the fibers which are the principal raw material in papermaking. However, the Company's operating income margins have been adversely affected by the adverse tissue industry operating conditions experienced since 1991, and continue to be adversely affected by low pricing resulting in part from relatively low industry operating rates.

     Since 1984, the Company has built an entirely new facility on the Savannah River in Georgia (the "Savannah River" mill) and has added tissue machines at Muskogee, Oklahoma and Green Bay, Wisconsin and the United Kingdom. This additional capacity has helped the Company to increase its market share in consumer tissue markets and maintain its strong position in domestic commercial tissue markets.

     The Company has invested heavily in its manufacturing operations, particularly from 1986 to 1992, a period in which its manufacturing facilities operated at or near full capacity. Capital expenditures in the Company's tissue business were approximately $703 million for the five-year period ended December 31, 1992. Given the Company's high leverage and adverse tissue industry operating conditions, the Company intends to continue to maintain and modernize existing tissue mills but does not presently intend to make capital expenditures to add material new capacity subsequent to the completion in 1994 of a new paper machine under construction at the Company's Muskogee mill.

THE ACQUISITION

     In 1988, FH Acquisition was organized on behalf of MSLEF II to effect the acquisition of the Company. Pursuant to the Merger Agreement, FH Acquisition commenced the Offer on July 1, 1988 for all outstanding shares at $53 per share in cash, and subsequently purchased approximately 53.5 million shares in the Offer. Thereafter, FH Acquisition was merged with and into the Company in the Merger.

     MSLEF II, an affiliate of MS&Co., is a limited partnership formed to finance investments in industrial and other companies. Its principal investors include major U.S. and foreign banks, insurance companies, pension funds and corporations. As a result of the Acquisition, the Company became privately held by MSLEF II and other investors.

                              CERTAIN RISK FACTORS

     In evaluating an investment in the Notes, purchasers of the Notes should carefully consider the following factors as well as the other information set forth in this Prospectus.

HIGHLY LEVERAGED POSITION; DEFICIT IN SHAREHOLDERS' EQUITY; DEFICIENCY OF EARNINGS AVAILABLE TO COVER FIXED CHARGES

     The Company has substantial consolidated indebtedness and has a substantial deficit in common shareholders' equity. As of September 30, 1993, the Company's consolidated debt (consisting of current and non-current portions of long-term debt and voting common stock with put right) was approximately $3,197 million and the deficit in common shareholders' equity was approximately $2,074 million. For the nine-month periods ended September 30, 1993 and 1992 and the year ended December 31, 1992, the Company's earnings before fixed charges (excluding the write-off in 1993 of its remaining goodwill balance of $1.98 billion) were inadequate to cover its fixed charges by $68 million, $44 million and $81 million, respectively. The Company's net loss for the nine-month period ended September 30, 1993 was $2,046 million and for the year ended December 31, 1992 was $80 million. If the Company continues to experience losses, and continues to have inadequate earnings before fixed charges to cover fixed charges, the Company may be less able to meet its obligations, including its obligations pursuant to the Notes.

     The Company's indebtedness subsequent to the Acquisition bears interest at higher average rates than the Company's indebtedness prior to the Acquisition and the obligations of the Company under the Amended and Restated Credit Agreement dated as of October 24, 1988, as amended, among the Company, as successor to FH Acquisition, and a syndicate of banks and Bankers Trust Company, as Agent (the "Bank Credit Agreement") (a maximum of $582 million after giving effect to the Refinancing), the Senior Note Purchase Agreement dated as of September 11, 1991 (the "Senior Secured Note Agreement") (pursuant to which $300 million principal amount of Senior Secured Notes were outstanding at September 30, 1993) and the term loan agreement dated as of March 22, 1993 between the Company and Bankers Trust Company (the "1993 Term Loan Agreement") (pursuant to which $100 million principal amount (the "1993 Term Loan") was outstanding at September 30, 1993) bear interest at floating rates, causing the Company to be sensitive to prevailing interest rates. While interest rates are currently at very low levels, if interest rates rise the Company may be less able to meet its debt service obligations, including its obligations pursuant to the Notes. The Company is required to enter into interest rate agreements which effectively fix the interest cost to the Company on a portion of the amount outstanding under the Bank Credit Agreement, the 1993 Term Loan Agreement and the Senior Secured Note Agreement. Pursuant to the Bank Credit Agreement, the Company is a party to interest rate cap agreements which limit the interest cost to the Company to 8.25% (including the Company's borrowing margin on Eurodollar rate loans) until June 1, 1996 with respect to $500 million. Pursuant to the 1993 Term Loan Agreement, the Company is a party to an interest rate swap agreement which limits the interest cost to the Company to 6.53% (including the Company's borrowing margin on Eurodollar rate loans) until April 21, 1994 with respect to $100 million. The Company is also a party to an interest rate cap agreement which limits the interest cost to the Company to rates between 11.25% and 12.00% until September 11, 1994, with respect to $300 million received through the issuance of the Senior Secured Notes.

     The Company's substantial indebtedness could limit its capacity to respond to market conditions (including its ability to satisfy its capital expenditure requirements) or to meet its contractual and financial obligations, and, therefore, may pose significant risks to holders of securities of the Company, including holders of the Notes. Furthermore, the ability of the Company to satisfy its obligations (including its obligations to pay interest on its indebtedness) and to reduce its debt will be dependent upon the future performance of the Company, which will be subject to prevailing economic conditions and to financial, business and other factors, including factors beyond the control of the Company, affecting the business and operations of the Company.

     The Company will be obligated to make substantial principal and interest payments on its indebtedness during the next several years. See "Description of Certain Indebtedness." As a result of the significant level of indebtedness and related debt service obligations, the Company would be less able to meet its obligations during a further downturn in its business, including its obligations pursuant to the Notes.

COVENANT RESTRICTIONS MAY LIMIT COMPANY'S OPERATING FLEXIBILITY


     The Bank Credit Agreement, the 1993 Term Loan Agreement and the Senior Secured Note Agreement contain numerous financial and operating covenants, including, among other things, (i) a requirement that the Company maintain certain financial ratios, (ii) restrictions on the ability of the Company and its subsidiaries to incur indebtedness, to create or suffer to exist liens, to make certain capital expenditures and to incur liability with respect to leases, and (iii) limitations on certain other corporate actions. These restrictions could prohibit the Company from taking actions which would otherwise be in the best interests of the Company. In the absence of improved financial results, it is likely that in 1995 the Company would be required to seek a waiver of the cash interest coverage covenant under each of the Bank Credit Agreement, the 1993 Term Loan Agreement and the Senior Secured Note Agreement because the Company's 14 1/8% Debentures will accrue interest in cash commencing November 1, 1994 and will require payments of interest in cash commencing May 1, 1995. Although the Company believes that it will be able to obtain the appropriate waivers from its lenders, there can be no assurance that this will be the case. If the Company is not in compliance with its obligations under the Bank Credit Agreement, the 1993 Term Loan Agreement or the Senior Secured Note Agreement, events of default would occur thereunder, and the entire amounts of indebtedness thereunder may be declared due and payable immediately. Upon such declaration, virtually all other indebtedness of the Company, including payments to be made under the Notes, could also become immediately due and payable. In such event, payments with respect to the Notes will be less likely than would otherwise be the case.


SUBORDINATION OF THE SENIOR SUBORDINATED NOTES AND EFFECT OF ASSET ENCUMBRANCES


     The Senior Subordinated Notes are subordinated to all Senior Indebtedness (as defined in the Senior Subordinated Note Indenture) of the Company, which at September 30, 1993 after giving effect to the Refinancing, was approximately $1,654 million, consisting of $432 million of indebtedness under the Bank Credit Agreement, $100 million of indebtedness under the 1993 Term Loan, $300 million principal amount of the Senior Secured Notes, $450 million principal amount of the 9 1/4% Notes, $100 million principal amount of the Senior Notes, approximately $85 million under the Pass Through Certificate Leases and $187 million of other indebtedness of the Company. Therefore, in the event of the bankruptcy, liquidation or reorganization of the Company, the assets of the Company will be available to pay obligations on the Senior Subordinated Notes only after all Senior Indebtedness has been paid in full, and sufficient assets may not exist to pay amounts due on the Senior Subordinated Notes. The subordination provisions of the Senior Subordinated Note Indenture provide that no cash payment may be made with respect to the principal of or premium, if any, or interest on the Senior Subordinated Notes during the continuance of a payment default under any Senior Indebtedness. In addition, if certain non-payment defaults exist with respect to certain Senior Indebtedness, the holders of such Senior Indebtedness will be able to block payment of the Senior Subordinated Notes for specified periods of time. See "Description of the Notes--Ranking."



     The Senior Notes will rank pari passu in right of payment with all other general obligations of the Company. However, the Company's obligations to the lenders under the Bank Credit Agreement (the "Banks"), to the lenders under the 1993 Term Loan Agreement and to the holders of the Senior Secured Notes are secured by a first lien (subject to permitted liens) on the Shared Collateral. The Pass Through Certificates are indirectly secured by a lien on an owner trustee's ownership interest in a paper manufacturing facility, power plant and certain related equipment located at the Company's Savannah River mill (the "Pass Through Assets"), all of which are leased to the Company by such owner trustee under the Pass Through Certificate Leases, which are treated as capital leases pari passu with the
                                       14

Senior Notes and senior in right of payment to the Senior Subordinated Notes. In addition, the Company has obligations resulting from other sale and leaseback transactions which are treated as capital leases pari passu with the Senior Notes and senior in right of payment to the Senior Subordinated Notes. The indebtedness of the Company's foreign subsidiaries is secured by certain assets of those subsidiaries. The Notes are not secured. The holders of Secured Indebtedness will be entitled to payment of their indebtedness out of the proceeds of their collateral prior to the holders of any general unsecured obligations of the Company, including the Notes. After giving effect to the Refinancing, as of September 30, 1993, the Company and its subsidiaries would have had approximately $1.1 billion of Secured Indebtedness outstanding and an additional $150 million available for borrowing under the Revolving Credit Facility. See "Description of Certain Indebtedness--The Bank Credit Agreement," "--1993 Term Loan," "--Senior Secured Notes" and "--Pass Through Certificates, Series 1991."


     The Notes are effectively subordinated to existing and future liabilities of the Company's subsidiaries, including trade payables. At September 30, 1993, the Company's subsidiaries had outstanding liabilities of $124 million, including trade payables.

COMPETITION AND PRICING

     The manufacture and sale of tissue products are highly competitive, and sales of tissue paper products are generally subject to changes in the economy and competitive conduct that can significantly impact selling prices and, as a result, the Company's profitability. Low industry operating rates and aggressive competitive pricing among tissue producers, additions to capacity and other factors have been adversely affecting tissue industry operating conditions and the Company's operating results since 1991. As a result of these current conditions, and the effects of announced industry capacity additions through 1995 and the weak economic recovery, tissue industry operating rates may remain at relatively low levels for the near term, adversely affecting industry pricing. See "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations" and "Business-- Competition."

INTEREST OF MORGAN STANLEY GROUP AND AFFILIATES; POTENTIAL CONFLICTS OF INTEREST

     Morgan Stanley Group and certain affiliated entities, including MSLEF II, provided significant amounts of financing for the Acquisition. As of September 30, 1993, Morgan Stanley Group and certain affiliated entities beneficially owned approximately 57% (on a fully diluted basis) of the Company's Common Stock. In addition, certain persons who are affiliated with MS&Co. comprise a majority of the directors of the Company. As a result of these relationships, circumstances could arise in which the interest of Morgan Stanley Group or MSLEF II, as equity holders, could be in conflict with the interests of holders of the Notes. For example, if the Company encounters financial difficulties, or is unable to pay certain of its debts as they mature, the interests of the Company's equity investors might conflict with those of the holders of the Notes. In addition, the equity investors may have an interest in pursuing acquisitions, divestitures or other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to the holders of the Notes. It is an event of default under each of the Bank Credit Agreement, the 1993 Term Loan Agreement and the Senior Secured Note Agreement if Morgan Stanley Group, MSLEF II or their affiliates cease to own or control at least a majority of the Company's outstanding Common Stock.

     The Company has entered into an agreement with MS&Co. for financial advisory services in consideration for which the Company pays MS&Co. an annual fee of $1 million. MS&Co. is also entitled to reimbursement for all reasonable expenses incurred in the performance of the foregoing services. The Company paid MS&Co. approximately $1.1 million, $1.1 million and $1.3 million for these and other miscellaneous services in 1992, 1991 and 1990, respectively. In connection with the sale of the 9 1/4% Notes and the 10% Notes in 1993, MS&Co. received approximately $19.5 million of underwriting fees. In 1992, MS&Co. received approximately $0.7 million in connection with the underwriting of the reissuance of the Company's Development Authority of Effingham County Pollution Control Revenue Refunding Bonds, Series 1988. In connection with the Pass Through Certificate Leases, MS&Co. received approximately $2.9 million of advisory and underwriting fees. In connection with the Company's sale of Senior Secured Notes in 1991, MS&Co. received approximately $6.8 million of advisory fees. In addition, with regard to a 1989 sale and leaseback transaction, MS&Co. received approximately $2.3 million of advisory fees. Also, in 1988, the Company paid MS&Co. $325,000 for services in connection with the negotiation of interest rate cap and swap agreements. See "Certain Transactions--Other Transactions."

     Based on transactions of similar size and nature, the Company believes the foregoing fees received by MS&Co. are no less favorable to the Company than would be available from unaffiliated third parties.

TRADING MARKET FOR THE NOTES

     The Company does not intend to apply for listing of the Notes on a national securities exchange. Although MS&Co. currently intends to make a market in the Notes, it is not obligated to do so, and any such market-making may be discontinued at any time without notice, in its sole discretion. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Notes. See "Underwriter."

     The liquidity of, and trading market for, the Notes may also be adversely affected by declines in the market for high yield securities generally. Such a decline may adversely affect such liquidity and trading market independent of the financial performance of, and prospects for, the Company.

FRAUDULENT CONVEYANCE STATUTES

     Various laws, including laws relating to fraudulent conveyance, enacted for the protection of creditors may apply to the Company's incurrence and assumption of indebtedness in connection with the Acquisition, including the assumption of indebtedness of FH Acquisition pursuant to the Merger and the issuance of the Notes to refinance a portion of such indebtedness. If a court were to find, in a lawsuit by an unpaid creditor or representative of creditors of the Company, that the Company did not receive fair consideration or reasonably equivalent value for incurring or assuming such indebtedness and, at the time of such incurrence or assumption, the Company (i) was insolvent, (ii) was rendered insolvent by reason of such incurrence, assumption or transaction, (iii) was engaged in a business or transaction for which the assets remaining in the Company constituted unreasonably small capital, or (iv) intended to incur or assume or believed it would incur or assume debts beyond its ability to pay such debts as they mature, such court, subject to applicable statutes of limitation, could determine to invalidate, in whole or in part, such indebtedness as fraudulent conveyances or subordinate such indebtedness to existing or future creditors of the Company. In addition, if a court were to find that, at the time the Company granted security interests to or for the benefit of the holders of secured indebtedness of the Company, the Company did not receive fair consideration or reasonably equivalent value for the grant of such security interests and came within any of the foregoing clauses (i) through (iv), a creditor or representative of creditors of the Company could seek to avoid the grant of such security interests. This could result in an event of default with respect to the Bank Credit Agreement, the Senior Secured Note Agreement and the 1993 Term Loan Agreement which, under the terms thereof (subject to applicable law), would allow the holders of secured indebtedness to accelerate such debt.

     The measure of insolvency for purposes of the foregoing varies depending on the law of the jurisdiction which is being applied. Generally, however, the Company would be considered insolvent at a particular time if the sum of its debts was then greater than all of its property at a fair valuation or if the present fair saleable value of its assets was then less than the amount that would be required to pay its probable liabilities on its existing debts as they became absolute and matured.

     On the basis of its historical financial information, its recent operating history as discussed in "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations" and other factors, the Company believes that, after giving effect to indebtedness incurred or assumed in connection with the Acquisition, subsequent financings and the Refinancing, the Company was not and will not be rendered insolvent, and had and will have sufficient capital for the businesses in which it is engaged and is and will be able to pay its debts as they mature. Although there may be arguments to the contrary, the holders of the Notes would be able to take the position that, with respect to the Notes, the Company received reasonably equivalent value or fair consideration for incurring such indebtedness. There can be no assurance, however, as to whether a court would concur with such beliefs.

                                USE OF PROCEEDS


     The net proceeds to be received by the Company from the sale of the Notes are estimated to be approximately $727.5 million after deducting $22.5 million in underwriter's commissions and other expenses estimated to be incurred in connection with the Note Offerings.



     Following consummation of the Note Offerings, the Company intends to use the net proceeds thereof to redeem all of the outstanding 12 3/8% Notes ($333.9 million aggregate principal amount currently outstanding), which mature in 1997, at 105% of the principal amount thereof, together with accrued and unpaid interest thereon to the date of redemption, to redeem $238.1 million aggregate principal amount of the outstanding 12 5/8% Debentures ($383.9 million aggregate principal amount currently outstanding), which mature in 2000, at 105% of the principal amount thereof, together with accrued and unpaid interest thereon to the date of redemption, to prepay $100 million of the $107 million Term Loan payment due in December 1994, which bears interest at floating rates (a weighted average rate of 5.63% at December 31, 1993), to repay a portion of the Company's indebtedness under the revolving credit facility which is part of the Bank Credit Agreement (the "Revolving Credit Facility") which bears interest at floating rates (a weighted average rate of 6.13% at December 31, 1993) and to pay certain fees and expenses in connection with the Refinancing. The Term Loan prepayment and the Revolving Credit Facility repayment are expected to occur immediately after consummation of the Note Offerings, while the 12 3/8% Note Redemption and the 12 5/8% Debenture Redemption are expected to occur approximately one month thereafter. Pending the 12 3/8% Note Redemption and the 12 5/8% Debenture Redemption, a portion of the net proceeds of the Note Offerings will be used to further reduce a portion of outstanding borrowings under the Revolving Credit Facility (and the loan availability thereby created under the Revolving Credit Facility will be reserved for the 12 3/8% Note Redemption and the 12 5/8% Debenture Redemption) and any excess may be invested in short-term investments.


     The estimated sources and uses of funds required to complete the Refinancing are as follows (in millions):


                                                                                     AMOUNT
                                                                                  ---------
Sources of Funds:
  Senior Notes..................................................................  $   100.0
  Senior Subordinated Notes.....................................................      650.0
                                                                                  ---------
       Total sources of funds...................................................  $   750.0
                                                                                  ---------
                                                                                  ---------
Uses of Funds:
  12 3/8% Note Redemption.......................................................  $   350.6(a)
  12 5/8% Debenture Redemption..................................................      250.0(a)
  Term Loan prepayment..........................................................      100.0
  Revolving Credit Facility repayment...........................................       26.9
  Company transaction fees and expenses(b)......................................       22.5
                                                                                  ---------
       Total uses of funds......................................................  $   750.0
                                                                                  ---------
                                                                                  ---------


- ---------------

(a) Includes 5% redemption premium but not accrued interest to the redemption date.

(b) Includes underwriter's commissions and other transaction expenses for the Refinancing payable or reimbursable by the Company.

                                 CAPITALIZATION

     Set forth below is the actual consolidated capitalization of the Company at September 30, 1993, and the pro forma consolidated capitalization of the Company as of that date after giving effect to the Refinancing and the redemption on November 1, 1993 of $50 million aggregate principal amount of the 12 3/8% Notes. The information presented below should be read in conjunction with the Company's audited consolidated financial statements, unaudited condensed consolidated financial statements and the pro forma consolidated financial data included elsewhere in this Prospectus.


                                                                                      AT SEPTEMBER 30, 1993
                                                                                    --------------------------
                                                                                      ACTUAL     PRO FORMA (A)
                                                                                    -----------  -------------
                                                                                          (IN MILLIONS)
Total Short-Term Debt(b)..........................................................  $       5.4   $       5.4
                                                                                    -----------  -------------
Long-Term Debt, less current maturities(c):
  Term Loan.......................................................................        331.8         231.8
  Revolving Credit Facility(d)....................................................        174.5         200.1
  1993 Term Loan..................................................................        100.0         100.0
  Senior Secured Notes............................................................        300.0         300.0
  9 1/4% Senior Notes.............................................................        450.0         450.0
  Senior Notes(e).................................................................           --         100.0
  12 3/8% Senior Subordinated Notes(d)............................................        383.9            --
  Senior Subordinated Notes(e)....................................................           --         650.0
  12 5/8% Subordinated Debentures.................................................        383.9         145.8
  10% Subordinated Notes..........................................................        300.0         300.0
  14 1/8% Junior Subordinated Debentures..........................................        489.1         489.1
  Capital lease obligations, at interest rates approximating 10.9%................        177.9         177.9
  Other long-term debt............................................................         88.4          88.4
                                                                                    -----------  -------------
       Total Long-Term Debt(f)....................................................      3,179.5       3,233.1
                                                                                    -----------  -------------
Voting Common Stock with put right................................................         11.8          11.8
                                                                                    -----------  -------------
Shareholders' Equity (Deficit):
  Voting Common Stock, $.01 par value:
     8.40 million authorized, 5.86 million issued and outstanding.................        600.5         600.5
  Cumulative translation adjustment...............................................         (4.5)         (4.5)
  Retained earnings (deficit).....................................................     (2,670.3)     (2,700.0)
                                                                                    -----------  -------------
       Total Shareholders' Equity (Deficit).......................................     (2,074.3)     (2,104.0)
                                                                                    -----------  -------------
       Total Capitalization.......................................................  $   1,122.4   $   1,146.3
                                                                                    -----------  -------------
                                                                                    -----------  -------------

- ---------------

      (a)  Calculated based upon estimated proceeds to the Company from the Note Offerings and after giving effect to the redemption on November 1, 1993 of $50 million aggregate principal amount of 12 3/8% Notes. See "Use of
           Proceeds" and "Pro Forma Financial Data."
      (b)  Total actual and pro forma short-term debt at December 31, 1993 was $112.8 million and $12.8 million, respectively.
      (c)  See Note 8 of the Company's audited consolidated financial statements and Note 6 of the Company's unaudited condensed consolidated financial statements for additional information with respect to long-term debt.
      (d)  On November 1, 1993, $50 million aggregate principal amount of 12 3/8% Notes were redeemed by the Company at the redemption price of 105% of the principal amount thereof. The redemption was funded from borrowings under the Revolving Credit Facility. See "Pro Forma Financial Data."
      (e)  See "Description of the Notes."
      (f)  Total actual and pro forma long-term debt at December 31, 1993 was $3,109.8 million and $3,260.9 million, respectively.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected historical consolidated financial data of the Company for the years ended December 31, 1992, 1991, 1990 and 1989, and for the periods ended December 31, 1988 and August 8, 1988, that were derived from the consolidated financial statements of the Company, which were audited by Arthur Andersen & Co., independent public accountants. The report of such accountants with respect to the years ended December 31, 1992, 1991 and 1990 appears elsewhere in this Prospectus. Reference is made to such report which calls attention to changes in methods of accounting for postretirement benefits other than pensions and income taxes. The following table also sets forth historical consolidated financial data of the Company for the nine-month periods ended September 30, 1993 and 1992. The information presented for the interim periods is unaudited but in the opinion of management, such information reflects all adjustments (which, with the exception of the extraordinary loss on debt retirement and the goodwill write-off in 1993 and accounting changes to adopt SFAS No. 106 relating to certain postretirement benefits and to change the estimates of the depreciable lives of certain machinery and equipment in 1992, consist only of normal recurring accruals) necessary for a fair presentation of the financial data for the interim periods. The results for the interim periods presented are not necessarily indicative of the results for a full year.

     The consolidated financial statements for the period ended August 8, 1988 (pre-Acquisition period) were prepared using the Company's historical basis of accounting while the consolidated financial statements for the periods subsequent to August 8, 1988 (post-Acquisition periods) were prepared under a new basis of accounting that reflects the fair values of assets acquired and liabilities assumed, the related financing costs and all debt incurred in conjunction with the Acquisition. Accordingly, the Company's operating results in the post-Acquisition periods are not directly comparable to its results of operations in the pre-Acquisition period.

     The following financial information should be read in conjunction with "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations," the audited consolidated financial statements and the related notes thereto and the unaudited condensed consolidated financial statements and the related notes thereto included elsewhere in this Prospectus.

               SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA(A)

                                           NINE MONTHS ENDED                                                 PERIOD FROM
                                                                                YEAR ENDED                    AUGUST 9,
                                             SEPTEMBER 30,                     DECEMBER 31,                    1988 TO
                                          --------------------  ------------------------------------------  DECEMBER 31,
                                            1993       1992       1992       1991       1990       1989         1988
                                          ---------  ---------  ---------  ---------  ---------  ---------  -------------
                                              (UNAUDITED)
                                                               POST-ACQUISITION BASIS OF ACCOUNTING
                                          -------------------------------------------------------------------------------
                                                                           (IN MILLIONS)
STATEMENT OF INCOME DATA:
  Net sales.............................  $     896  $     866  $   1,151  $   1,138  $   1,151  $   1,054    $     383
  Cost of sales(b)......................        590        535        726        713        719        660          246
                                          ---------  ---------  ---------  ---------  ---------  ---------  -------------
  Gross income..........................        306        331        425        425        432        394          137
  Selling, general and administrative...         71         75         97         98        105         96           34
  Amortization of goodwill..............         43         42         57         57         57         57           21
  Goodwill write-off(c).................      1,980     --         --         --         --         --           --
                                          ---------  ---------  ---------  ---------  ---------  ---------  -------------
  Operating income (loss)...............     (1,788)       214        271        270        270        241           82
  Interest expense......................        259        249        338        371        423        410          177
  Other (income) expense, net(d)........         (5)    --              2         (3)       (33)       (11)           5
                                          ---------  ---------  ---------  ---------  ---------  ---------  -------------
  Income (loss) before taxes............     (2,042)       (35)       (69)       (98)      (120)      (158)        (100)
  Income taxes (credit).................         (6)         6     --            (24)       (37)        14          (28)
                                          ---------  ---------  ---------  ---------  ---------  ---------  -------------
  Income (loss) before equity earnings,
    extraordinary items and adjustment
    for accounting change...............     (2,036)       (41)       (69)       (74)       (83)      (172)         (72)
  Equity in net income (loss) of
    unconsolidated subsidiaries(d)......     --         --         --            (32)       (23)       (67)         (13)
                                          ---------  ---------  ---------  ---------  ---------  ---------  -------------
  Net income (loss) before extraordinary
    items and adjustment for accounting
    change..............................     (2,036)       (41)       (69)      (106)      (106)      (239)         (85)
  Extraordinary items--loss on debt
    repurchases (net of income taxes)...        (10)    --         --             (5)    --         --           --
  Adjustment for adoption of SFAS No.
    106(e)..............................     --            (11)       (11)    --         --         --           --
                                          ---------  ---------  ---------  ---------  ---------  ---------  -------------
      Net income (loss).................  $  (2,046) $     (52) $     (80) $    (111) $    (106) $    (239)   $     (85)
                                          ---------  ---------  ---------  ---------  ---------  ---------  -------------
                                          ---------  ---------  ---------  ---------  ---------  ---------  -------------
OTHER DATA:
  EBDIAT(f).............................  $     290  $     315  $     410  $     444  $     441  $     411    $     145
  Depreciation of property, plant and
    equipment...........................         63         58         81        116        112        109           42
  Amortization of goodwill..............         43         42         57         57         57         57           21
  Non-cash interest expense.............         80        101        140        141        145        132           62
  Capital expenditures..................        107        168        233        144         97        101           57
  Ratio of earnings to fixed
    charges(g)..........................     --         --         --         --         --         --           --
  Deficiency of earnings available to
    cover fixed charges(g)..............     (2,048)       (44)       (81)      (103)      (123)      (263)        (122)
BALANCE SHEET DATA (AT END OF PERIOD):
  Total assets..........................  $   1,619  $   3,591  $   3,575  $   3,470  $   3,627  $   3,948    $   4,515
  Working capital (deficit).............         14         13       (127)         2        (80)      (119)        (144)
  Long-term debt (including current
    portion) and Voting Common Stock
    with put right......................      3,197      3,053      3,104      2,947      3,125      3,333        3,662
  Shareholders' equity (deficit)........     (2,074)         7        (29)        62         13        111          357

                                           PERIOD FROM
                                           JANUARY 1,
                                             1988 TO
                                            AUGUST 8,
                                              1988
                                          -------------

                                              PRE-
                                           ACQUISITION
                                            BASIS OF
                                           ACCOUNTING
                                          -------------
                                          (IN MILLIONS,
                                          EXCEPT RATIO)
STATEMENT OF INCOME DATA:
  Net sales.............................    $     552
  Cost of sales(b)......................          351
                                          -------------
  Gross income..........................          201
  Selling, general and administrative...           51
  Amortization of goodwill..............       --
  Goodwill write-off(c).................       --
                                          -------------
  Operating income (loss)...............          150
  Interest expense......................           17
  Other (income) expense, net(d)........           12
                                          -------------
  Income (loss) before taxes............          121
  Income taxes (credit).................           52
                                          -------------
  Income (loss) before equity earnings,
    extraordinary items and adjustment
    for accounting change...............           69
  Equity in net income (loss) of
    unconsolidated subsidiaries(d)......           27
                                          -------------
  Net income (loss) before extraordinary
    items and adjustment for accounting
    change..............................           96
  Extraordinary items--loss on debt
    repurchases (net of income taxes)...       --
  Adjustment for adoption of SFAS No.
    106(e)..............................       --
                                          -------------
      Net income (loss).................    $      96
                                          -------------
                                          -------------
OTHER DATA:
  EBDIAT(f).............................    $     196
  Depreciation of property, plant and
    equipment...........................           46
  Amortization of goodwill..............       --
  Non-cash interest expense.............       --
  Capital expenditures..................           71
  Ratio of earnings to fixed
    charges(g)..........................          8.8
  Deficiency of earnings available to
    cover fixed charges(g)..............       --
BALANCE SHEET DATA (AT END OF PERIOD):
  Total assets..........................    $   2,028
  Working capital (deficit).............           56
  Long-term debt (including current
    portion) and Voting Common Stock
    with put right......................          406
  Shareholders' equity (deficit)........        1,342

- ---------------
      (a)  The consolidated financial statements for the period ended August 8, 1988 (pre-Acquisition period) were prepared using the Company's historical basis of accounting while the consolidated financial statements for the periods subsequent to August 8, 1988 (post-Acquisition periods) were prepared under a new basis of accounting that reflects the fair values of assets acquired and liabilities assumed, the related financing costs and all debt incurred in conjunction with the Acquisition. Accordingly, the Company's operating results in the post-acquisition periods are not directly comparable with its results of operations in the pre-acquisition period.
      (b)  Effective January 1, 1992, the Company prospectively changed its estimates of the depreciable lives of certain machinery and equipment. The change had the effect of reducing depreciation expense by $38 million and net loss by $24 million in 1992.

                                         (Footnotes continued on following page)

                                       20

(Footnotes continued from preceding page)

      (c)  During the third quarter of 1993, the Company wrote off the unamortized balance of its goodwill of $1.98 billion after concluding that its projected results would not support the future amortization of the
           Company's remaining goodwill balance.
      (d)  In 1989, the Company transferred all the capital stock of Fort Howard Cup Corporation to Sweetheart for a
           49.9% equity interest in Sweetheart and other assets for a total consideration of $620 million. The Company also undertook a plan to divest all its remaining international cup operations. As a result, the Company recorded a $120 million charge in 1989. As of December 31, 1991, the Company had sold all its international cup operations and had discontinued recording equity in net losses of Sweetheart because the carrying value of the Company's investment in Sweetheart was reduced to zero. During the third quarter of 1993, the Company sold its remaining equity interest in Sweetheart for $5.1 million recognizing a gain of the same amount. The gain is reflected in other income.
      (e)  Reflects the cumulative effect on years prior to 1992 of adopting SFAS No. 106, "Employers' Accounting for
           Postretirement Benefits Other Than Pensions." This change in accounting principle, excluding the cumulative effect, decreased operating income for 1992 by $1.2 million.
      (f)  Represents operating income plus depreciation of property, plant and equipment, amortization of goodwill, the goodwill write-off and the effects of employee stock compensation (credits). EBDIAT is presented here, not as a measure of operating results, but rather as a measure of the Company's debt service ability. Certain financial and other restrictive covenants in the Bank Credit Agreement, the 1993 Term Loan Agreement, the
           Senior Secured Note Agreement, the Indentures and other instruments governing the Company's indebtedness are based on the Company's EBDIAT, subject to certain adjustments. See "Description of the Notes--Certain
           Definitions" and "Description of Certain Indebtedness."
      (g)  For purposes of these computations, earnings consist of consolidated income (loss) before taxes plus fixed charges (excluding capitalized interest) of both consolidated and unconsolidated subsidiaries. Amounts applicable to unconsolidated subsidiaries are excluded from such computations commencing on November 14,
           1989, due to the Cup Transfer. Fixed charges consist of interest on indebtedness (including capitalized interest and amortization of deferred loan costs) plus that portion (deemed to be one-fourth) of operating lease rental expense representative of the interest factor.

                            PRO FORMA FINANCIAL DATA

     The following unaudited pro forma condensed consolidated statement of income and condensed consolidated balance sheet (collectively, the "Pro Forma Statements") were prepared to illustrate the estimated effects of the Refinancing as if the Refinancing had occurred for consolidated statement of income presentation purposes on January 1, 1992, and for consolidated balance sheet presentation purposes on September 30, 1993. The 1993 Refinancing is treated for consolidated statement of income purposes as if it had occurred on January 1, 1992. In addition, the redemption on November 1, 1993 of $50 million aggregate principal amount of 12 3/8% Notes is treated for consolidated balance sheet presentation purposes as if it had occurred on September 30, 1993.


     The aggregate cost of the 12 3/8% Note Redemption, the 12 5/8% Debenture Redemption and estimated transaction fees and expenses are provided solely for the purpose of presenting the pro forma financial data set forth below. The actual transaction fees and expenses may differ from the assumption set forth below.


     THE PRO FORMA FINANCIAL DATA DO NOT PURPORT TO REPRESENT WHAT THE COMPANY'S FINANCIAL POSITION OR RESULTS OF OPERATIONS WOULD ACTUALLY HAVE BEEN IF THE REFINANCING IN FACT HAD OCCURRED AT SEPTEMBER 30, 1993 OR IF THE REFINANCING AND THE 1993 REFINANCING HAD OCCURRED ON JANUARY 1, 1992 OR TO PROJECT THE COMPANY'S FINANCIAL POSITION OR RESULTS OF OPERATIONS FOR ANY FUTURE DATE OR PERIOD.

     The following financial information should be read in conjunction with "Capitalization," "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations," the audited consolidated financial statements and the related notes thereto and the unaudited condensed consolidated financial statements and the related notes thereto included elsewhere in this Prospectus.

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME


                                                                                      1993
                                                                      REFINANCING  REFINANCING
                                                        HISTORICAL    ADJUSTMENTS  ADJUSTMENTS    PRO FORMA
                                                       -------------  -----------  -----------  -------------
                                                                           (IN THOUSANDS)
YEAR ENDED DECEMBER 31, 1992:
  Net sales..........................................  $   1,151,351                            $   1,151,351
  Cost of sales......................................        726,356                                  726,356
                                                       -------------                            -------------
  Gross income.......................................        424,995                                  424,995
  Selling, general and administrative................         97,620                                   97,620
  Amortization of goodwill...........................         56,700                                   56,700
                                                       -------------                            -------------
  Operating income...................................        270,675                                  270,675
  Interest expense...................................        338,374   $ (13,168)(a)  $ (16,969)(a)   308,237
  Other expense, net.................................          2,101      --           --               2,101
                                                       -------------  -----------  -----------  -------------
  Loss before taxes..................................        (69,800)     13,168       16,969         (39,663)
  Income taxes (credit)..............................           (398)      5,004(b)      6,448(b)      11,054
                                                       -------------  -----------  -----------  -------------
  Net loss before adjustment for accounting change...        (69,402)      8,164       10,521         (50,717)
  Adjustment for adoption of SFAS No. 106............        (10,587)     10,587(c)     --           --
                                                       -------------  -----------  -----------  -------------
  Net loss...........................................  $     (79,989)  $  18,751    $  10,521   $     (50,717)
                                                       -------------  -----------  -----------  -------------
                                                       -------------  -----------  -----------  -------------
  EBDIAT(d)..........................................  $     409,772                            $     409,772
  Deficiency of earnings available to cover fixed
    charges(e).......................................        (80,847)  $  13,168    $  16,969         (50,710)
NINE MONTHS ENDED SEPTEMBER 30, 1993:
  Net sales..........................................  $     895,768                            $     895,768
  Cost of sales......................................        590,147                                  590,147
                                                       -------------                            -------------
  Gross income.......................................        305,621                                  305,621
  Selling, general and administrative................         70,707                                   70,707
  Amortization of goodwill...........................         42,576                                   42,576
  Goodwill write-off.................................      1,980,427                                1,980,427
                                                       -------------                            -------------
  Operating loss.....................................     (1,788,089)                              (1,788,089)
  Interest expense...................................        259,157   $  (9,440)(a)  $ (13,043)(a)   236,674
  Other income, net..................................         (5,475)     --           --              (5,475)
                                                       -------------  -----------  -----------  -------------
  Loss before taxes..................................     (2,041,771)      9,440       13,043      (2,019,288)
  Income taxes (credit)..............................         (5,483)      3,588        4,956(b)        3,061
                                                       -------------  -----------  -----------  -------------
  Loss before extraordinary item.....................     (2,036,288)      5,852        8,087      (2,022,349)
  Extraordinary item.................................         (9,760)     --            9,760(f)      --
                                                       -------------  -----------  -----------  -------------
  Net loss...........................................  $  (2,046,048)  $   5,852    $  17,847   $  (2,022,349)
                                                       -------------  -----------  -----------  -------------
                                                       -------------  -----------  -----------  -------------
  EBDIAT(d)..........................................  $     289,975                            $     289,975
  Deficiency of earnings available to cover fixed
    charges(e).......................................     (2,047,559)  $   9,440    $  13,043      (2,025,076)


     The following pre-tax, non-cash charges are included in the pro forma condensed consolidated statements of income (in thousands):


                                                                            NINE MONTHS ENDED       YEAR ENDED
                                                                           SEPTEMBER 30, 1993   DECEMBER 31, 1992
                                                                           -------------------  ------------------
Depreciation of property, plant and equipment............................     $      62,893        $     81,277
Amortization of goodwill.................................................            42,576              56,700
Goodwill write-off.......................................................         1,980,427             --
Amortization of debt issuance costs......................................             8,957              14,568
Non-cash interest on the 14 1/8% Debentures..............................            47,500              56,423
Other....................................................................            (4,828)              4,837
                                                                           -------------------  ------------------
       ]Total non-cash charges...........................................     $   2,137,525        $    213,805
                                                                           -------------------  ------------------
                                                                           -------------------  ------------------


     Depreciation of property, plant and equipment and other non-cash charges are reflected in cost of sales, selling, general and administrative expenses and other income/expense, net. Amortization of debt issuance costs and non-cash interest on the 14 1/8% Debentures are reported in interest expense.

                     See Notes to Pro Forma Financial Data

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET


                                                                       AT SEPTEMBER 30, 1993
                                                   --------------------------------------------------------------
                                                                                        1993
                                                                    REFINANCING     REFINANCING
                                                     HISTORICAL    ADJUSTMENTS(G)  ADJUSTMENTS(H)    PRO FORMA
                                                   --------------  --------------  --------------  --------------
                                                                           (IN THOUSANDS)
    ASSETS
Current assets:
  Cash...........................................  $          764                                  $          764
  Receivables--net...............................         123,289                                         123,289
  Inventories....................................         104,088                                         104,088
  Deferred income taxes..........................          10,000                                          10,000
  Income taxes receivable........................           2,500                                           2,500
                                                   --------------                                  --------------
       Total current assets......................         240,641                                         240,641
Property, plant and equipment....................       1,798,241                                       1,798,241
  Less: Accumulated depreciation.................         498,978                                         498,978
                                                   --------------                                  --------------
  Net property, plant and equipment..............       1,299,263                                       1,299,263
Other assets                                               79,145   $      6,682    $     (1,055)          84,772
                                                   --------------  --------------  --------------  --------------
       Total assets..............................  $    1,619,049   $      6,682    $     (1,055)  $    1,624,676
                                                   --------------  --------------  --------------  --------------
                                                   --------------  --------------  --------------  --------------
     LIABILITIES AND SHAREHOLDERS' EQUITY
     (DEFICIT)
Current liabilities:
  Accounts payable...............................  $       89,934                                  $       89,934
  Interest payable...............................          62,196                                          62,196
  Income taxes payable...........................           2,869                                           2,869
  Other current liabilities......................          65,841                                          65,841
  Current portion of long-term debt..............           5,446                                           5,446
                                                   --------------                                  --------------
       Total current liabilities.................         226,286                                         226,286
Long-term debt:
  Term Loan......................................         331,753   $   (100,000)                         231,753
  Revolving Credit Facility......................         174,500        (26,894)   $     52,500          200,106
  1993 Term Loan.................................         100,000        --              --               100,000
  Senior Secured Notes...........................         300,000        --              --               300,000
  9 1/4% Notes...................................         450,000        --              --               450,000
  Senior Notes...................................        --              100,000         --               100,000
  12 3/8% Notes..................................         383,910       (333,910)        (50,000)        --
  Senior Subordinated Notes......................        --              650,000         --               650,000
  12 5/8% Debentures.............................         383,910       (238,095)        --               145,815
  10% Notes......................................         300,000        --              --               300,000
  14 1/8% Debentures.............................         489,106        --              --               489,106
  Capital lease obligations......................         177,947        --              --               177,947
  Other..........................................          88,349        --              --                88,349
                                                   --------------  --------------  --------------  --------------
       Total long-term debt......................       3,179,475         51,101           2,500        3,233,076
Deferred and other long-term income taxes........         249,265        (16,879)         (1,351)         231,035
Other liabilities................................          26,544                                          26,544
Voting Common Stock with put right...............          11,820                                          11,820
Shareholders' equity (deficit):
  Voting Common Stock............................         600,459                                         600,459
  Cumulative translation adjustment..............          (4,541)                                         (4,541)
  Retained earnings (deficit)....................      (2,670,259)       (27,540)         (2,204)      (2,700,003)
                                                   --------------  --------------  --------------  --------------
       Total shareholders' equity (deficit)......      (2,074,341)       (27,540)         (2,204)      (2,104,085)
                                                   --------------  --------------  --------------  --------------
       Total liabilities and shareholders' equity
         (deficit)...............................  $    1,619,049   $      6,682    $     (1,055)  $    1,624,676
                                                   --------------  --------------  --------------  --------------
                                                   --------------  --------------  --------------  --------------


                     See Notes to Pro Forma Financial Data

                       NOTES TO PRO FORMA FINANCIAL DATA

(a) Decreased interest expense is based upon the pro forma consolidated debt of the Company as if the Refinancing and the 1993 Refinancing had been consummated on January 1, 1992, as follows (in thousands):


                                                   REFINANCING               1993 REFINANCING
                                           ---------------------------  ---------------------------
                                               YEAR       NINE MONTHS       YEAR       NINE MONTHS
                                              ENDED          ENDED         ENDED          ENDED
                                           DECEMBER 31,  SEPTEMBER 30,  DECEMBER 31,  SEPTEMBER 30,
                                               1992          1993           1992          1993
                                           ------------  -------------  ------------  -------------
Senior Notes(1)..........................   $    8,500    $     6,375        --            --
Senior Subordinated Notes(1).............       58,500         43,875        --            --
9 1/4% Notes.............................       --            --         $   41,625    $    10,015
10% Notes................................       --            --             30,000          7,183
1993 Term Loan(2)........................       --            --              6,530          1,620
Term Loan(2)(3)..........................       --            --                706          1,106
Revolving Credit Facility(2)(3)..........       --            --                363            372
Amortization of debt issuance costs(4)...        2,000          1,500         3,650            880
Elimination of historical interest
  expense including amortization of debt
  issuance costs(5)......................      (82,168)       (61,190)      (99,843)       (34,219)
                                           ------------  -------------  ------------  -------------
                                            $  (13,168)   $    (9,440)   $  (16,969)   $   (13,043)
                                           ------------  -------------  ------------  -------------
                                           ------------  -------------  ------------  -------------


         ---------------------------------


         (1) The interest rates utilized in the calculation of the pro forma adjustments for the Senior Notes ($100 million at 8.50%) and Senior Subordinated Notes ($650 million at 9.00%) have been assumed by the Company pending determination of the actual rates.


         (2) A change in the interest rate of 0.25% would change interest expense, loss before taxes and deficiency of earnings available to cover fixed charges, as follows (in thousands):


                                                       YEAR ENDED      NINE MONTHS ENDED
                                                    DECEMBER 31, 1992  SEPTEMBER 30, 1993
                                                    -----------------  ------------------
Senior Notes......................................      $     250          $      188
Senior Subordinated Notes.........................          1,625               1,219
1993 Term Loan....................................            250                 188
Term Loan.........................................            706                 530
Revolving Credit Facility.........................            363                 272
Senior Secured Notes..............................            750                 563
                                                         --------            --------
                                                        $   3,944          $    2,960
                                                         --------            --------
                                                         --------            --------


         (3) As a result of the 1993 Refinancing, certain financial tests in the Term Loan and Revolving Credit Facility would require an adjustment to the base interest rate resulting in an increase of 0.5% for two calendar quarters during 1992.


         (4) Debt issuance costs are amortized over the life of the related new debt, ranging from 4 to 12 years. The pro forma statements of income do not include charges of approximately $16.9 million representing debt issuance costs to be charged to expense in connection with the Refinancing and the redemption of $50 million aggregate principal amount of 12 3/8% Notes on November 1, 1993.



         (5) Reflects elimination of interest expense, including amortization of debt issuance costs, associated with the 12 3/8% Notes, the 12 5/8% Debentures that are being redeemed as part of the Refinancing, the 14 5/8% Debentures, prepayment of $350 million of the Term Loan and reduced borrowings under the Term Loan and Revolving Credit Facility as a result of the assumed application of the excess proceeds of the Note Offerings and the 1993 Refinancing over the amount of 12 3/8% Notes, 12 5/8% Debentures and 14 5/8% Debentures outstanding on January 1, 1992 plus the amount of proceeds applied to the payment of transaction fees and expenses.

(b) Reflects the adjustment of the income tax credit as a result of the pro forma adjustments described in these notes.

(c) Reflects the elimination of a charge related to periods prior to January 1, 1992 resulting from the adoption of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

(d) Represents operating income plus depreciation of property, plant and equipment, amortization of goodwill, the goodwill write-off and the effects of employee stock compensation (credits). EBDIAT is presented here not as a measure of operating results, but rather as a measure of the Company's debt service ability. Certain financial and other restrictive covenants in the Bank Credit Agreement, the Senior Secured Note Agreement, the Indentures and other instruments governing the Company's indebtedness are based on the Company's EBDIAT, subject to certain adjustments. See "Description of the Notes--Certain Definitions" and "Description of Certain Indebtedness."
(e) For purposes of these computations, earnings consist of consolidated income (loss) before taxes plus fixed charges (excluding capitalized interest). Fixed charges consist of interest on indebtedness (including capitalized interest and amortization of deferred loan costs) plus that portion (deemed to be one-fourth) of operating lease rental expense representative of the interest factor.

(f) Reflects the elimination of an extraordinary loss resulting from the 1993 Refinancing.


(g) The pro forma consolidated balance sheet adjustments with respect to the Refinancing reflect (i) the issuance of $100 million of Senior Notes and $650 million of Senior Subordinated Notes, (ii) the redemption of $333.9 million aggregate principal amount of the 12 3/8% Notes at the redemption price of 105% of the principal amount thereof (not including accrued interest), (iii) the redemption of $238.1 million aggregate principal amount of the 12 5/8% Debentures at the redemption price of 105% of the principal amount thereof (not including accrued interest), (iv) the prepayment of $100 million of the Term Loan under the Bank Credit Agreement, (v) the payment of debt issuance costs, including underwriting commissions, related to the Refinancing of $22.5 million, (vi) the application of excess proceeds of the Note Offerings to the reduction of the Revolving Credit Facility, (vii) a charge to retained earnings for the redemption premium associated with the 12 3/8% Note Redemption, the 12 5/8% Debenture Redemption and for the write off of unamortized debt issuance costs related to the 12 3/8% Note Redemption, the 12 5/8% Debenture Redemption and the repayment of $100 million of the Term Loan and (viii) the income tax benefit associated with the charges to earnings described in clause (vii).


(h) The pro forma consolidated balance sheet adjustments with respect to the 1993 Refinancing reflect (i) the redemption of $50 million aggregate principal amount of the 12 3/8% Notes at the redemption price of 105% of the principal amount thereof utilizing funds available under the Revolving Credit Facility, (ii) a charge to retained earnings for the redemption premium associated with the redemption and for the write off of unamortized debt issuance costs related to such redemption and (iii) the income tax benefit associated with the charges to earnings described in clause (ii).

              MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The Acquisition was accounted for using the purchase method of accounting. The aggregate purchase price of approximately $3,714 million, including related acquisition costs, was allocated first to the assets and liabilities of the Company based upon their respective fair values, with the remainder allocated to goodwill.

     In May 1989, the Company announced its intention to seek a buyer for its domestic and international cup operations. On November 14, 1989, the Company transferred all the capital stock of Fort Howard Cup Corporation ("Fort Howard Cup") to Sweetheart. The total value of the cash and other assets, including capital stock of Sweetheart, received by the Company as a result of the Cup Transfer was approximately $620 million. The Cup Transfer involved all the Company's U.S. and Canadian disposable foodservice operations. On December 29, 1989, the Company sold its Pacific Basin cup business and on December 30, 1991, the Company sold its European disposable foodservice operations (collectively, the "Cup Sales").

     Since the Company no longer controls Fort Howard Cup and has sold its international cup subsidiaries, the Company has reported its cup operations as an equity investment. In the fourth quarter of 1991, the Company discontinued recording equity in the net losses of Sweetheart when the carrying value of the Company's investment in Sweetheart was reduced to zero. During the third quarter of 1993, the Company sold its remaining equity interest in Sweetheart for $5.1 million recognizing a gain of the same amount.

                             RESULTS OF OPERATIONS

                                                             NINE MONTHS ENDED          FOR THE YEARS ENDED
                                                               SEPTEMBER 30,               DECEMBER 31,
                                                            --------------------  -------------------------------
                                                              1993       1992       1992       1991       1990
                                                            ---------  ---------  ---------  ---------  ---------
                                                                (UNAUDITED)
                                                                      (IN MILLIONS, EXCEPT PERCENTAGES)
Net sales:
  Domestic tissue.........................................  $     757  $     741  $     978  $     994  $     996
  International operations................................        110        101        143        110        114
  Eliminations and other..................................         29         24         30         34         41
                                                            ---------  ---------  ---------  ---------  ---------
  Consolidated............................................  $     896  $     866  $   1,151  $   1,138  $   1,151
                                                            ---------  ---------  ---------  ---------  ---------
                                                            ---------  ---------  ---------  ---------  ---------
Operating income (loss):
  Domestic tissue.........................................  $  (1,788) $     199  $     252  $     251  $     252
  International operations................................         (1)        13         17         16         16
  Eliminations and other..................................          1          1          2          3          2
                                                            ---------  ---------  ---------  ---------  ---------
  Consolidated............................................     (1,788)       213        271        270        270
Amortization of purchase accounting (1)...................         52         54         75         85         85
Goodwill write-off (2)....................................      1,980     --         --         --         --
Employee stock compensation...............................         (8)         1          1          1          2
                                                            ---------  ---------  ---------  ---------  ---------
  Adjusted operating income...............................        236        268        347        356        357
Other depreciation........................................         54         47         63         88         84
                                                            ---------  ---------  ---------  ---------  ---------
  EBDIAT..................................................  $     290  $     315  $     410  $     444  $     441
                                                            ---------  ---------  ---------  ---------  ---------
                                                            ---------  ---------  ---------  ---------  ---------
Consolidated net loss.....................................  $  (2,046) $     (52) $     (80) $    (111) $    (106)
                                                            ---------  ---------  ---------  ---------  ---------
                                                            ---------  ---------  ---------  ---------  ---------
Operating income (loss) as a percent of net sales:
  Domestic tissue (3).....................................     (236.1)%      26.8%      25.8%      25.3%      25.3%
  International operations................................       (0.9)%      13.2%      11.9%      14.5%      14.0%
  Consolidated (3)........................................     (199.6)%      24.7%      23.5%      23.8%      23.5%
Consolidated EBDIAT as a percent of net sales.............       32.4%      36.4%      35.6%      39.0%      38.3%

                                                   (Footnotes on following page)

(Footnotes for preceding page)

- ---------------

(1) In 1988, the Company was acquired in a transaction referred to as the "Acquisition." The Acquisition was accounted for using the purchase method of accounting resulting, among other things, in an increase of property, plant and equipment to fair value and the allocation of $2.3 billion of purchase cost to goodwill.

(2) See Note 4 to the unaudited, condensed consolidated financial statements included elsewhere in this Prospectus.

(3) Effective January 1, 1992, the Company prospectively changed its estimates of the depreciable lives of certain machinery and equipment. The change had the effect of reducing depreciation expense by approximately $38 million. Excluding the effects of the changes in depreciable lives, domestic tissue and consolidated operating income in 1992 as a percent of net sales would have been 21.9% and 20.2%, respectively.

     A progressive decline in domestic commercial and consumer market selling prices occurred during 1991. Low industry operating rates and aggressive competitive pricing among tissue producers resulting from the recession, additions to capacity in the industry and other factors adversely affected tissue industry operating conditions in 1991. These conditions persisted through 1992 and 1993 causing further price declines. In addition, announced industry capacity additions through 1995 and the weak economic recovery indicate that these industry conditions may continue to affect the Company's selling prices and operating income margins in the near term.

RECENT DEVELOPMENTS

     Although definitive financial results for the fourth quarter of 1993 are not yet available, based on information available to date, the Company expects that reported consolidated net sales will increase to between $290 million and $295 million from $286 million for the fourth quarter of 1992. Domestic tissue pricing and, to a lesser extent, volume improved in the fourth quarter of 1993 compared to 1992. These improvements were partially offset by a decline in fourth quarter 1993 net sales in the Company's United Kingdom tissue operations compared to 1992 due to slightly lower volume and significantly lower selling prices. United Kingdom retailers engaged in increasingly competitive pricing activity in 1993 across a broad range of consumer products including disposable paper products. Such competitive pricing activity is expected to continue into 1994.

     The Company expects that reported EBDIAT (as defined below) in the fourth quarter of 1993 will be between $96 million and $98 million compared to $95 million for the fourth quarter of 1992. Operating income for the fourth quarter of 1993 is expected to be between $71 million and $73 million compared to $57 million for the same period of 1992. Reported operating income for the fourth quarter of 1993 will benefit from the elimination of amortization of goodwill of $14 million for the quarter as a result of the Company's goodwill write-off in the third quarter of 1993. However, reported operating income will be adversely impacted in the fourth quarter of 1993 by approximately $2 million of additional depreciation resulting from the acceleration of the depreciable lives of certain equipment. Excluding the effects of these items, reported operating income for the fourth quarter of 1993 is expected to increase slightly compared to the fourth quarter of 1992.

     The Company further expects that its net loss will decline in the fourth quarter of 1993 compared to the fourth quarter of 1992 due principally to the elimination of the amortization of goodwill.

     For the full year 1993, the Company expects that reported net sales will increase to between $1,185 million and $1,190 million from $1,151 million in 1992. Principally as a result of the goodwill write-off, the Company expects to report an operating loss of $1,716 million to $1,718 million in 1993 compared to operating income of $271 million in 1992. Excluding the effects of the goodwill write-off, the reversal of employee stock compensation, and the acceleration of the depreciable lives of certain equipment, the Company would expect operating income to decline to between $242 million and $244 million in 1993. The Company further expects that reported EBDIAT will decrease to between $386 million and $388 million in 1993 from $410 million in 1992. In 1993, EBDIAT excludes a $5 million gain on the sale of the Company's remaining equity interest in Sweetheart. Also, principally as a result of the goodwill write-off, the Company's reported net loss is expected to be materially higher in 1993 than in 1992.

     While the Company introduced domestic net selling price increases in each of the first three quarters of 1993, the relatively low industry operating rates experienced in 1993 are expected to continue into at least the first quarter of 1994, a period of seasonally lower volume. Accordingly, in the first quarter of 1994, the Company's results may be adversely affected as a result of weak industry demand.

     The construction of the Company's fifth paper machine and related facilities at its Muskogee mill is progressing as planned and is scheduled for start-up in the first half of 1994.

NINE MONTHS ENDED SEPTEMBER 30, 1993 COMPARED
TO NINE MONTHS ENDED SEPTEMBER 30, 1992

     Net Sales. Consolidated net sales for the first nine months of 1993 increased 3.5% compared to the same period in 1992. Domestic tissue net sales for the first nine months of 1993 increased 2.2% compared to the same period in 1992 due to volume increases that were largely offset by lower net selling prices. In mid-1992, average net selling prices rose principally as a result of an attempted price increase in the commercial market but then fell to pre-price increase levels in the fourth quarter of 1992 and fell again in the first quarter of 1993, periods of seasonally lower volume shipments. Average net selling prices held flat from the first quarter of 1993 to the second quarter of 1993 and increased from the second to the third quarters of 1993. However, in spite of introductions of net selling price increases in each of the three quarters of 1993, average net selling prices for the first nine months of 1993 were below average net selling prices for the same period in 1992. Net sales of the Company's international operations increased 9.3% for the first nine months of 1993 compared to 1992 primarily due to volume increases, partially offset by lower net selling prices and lower exchange rates.

     Gross Income. For the first nine months of 1993, consolidated gross margins decreased to 34.1% from 38.2% for the same period in 1992. Domestic tissue gross margins decreased during the 1993 period primarily due to lower net selling prices and an increase in wastepaper costs. Gross margins of international operations also declined principally due to the lower net selling prices. Manufacturing costs of international operations declined in the first nine months of 1993 compared to the same period in 1992 as a result of the start-up of a new paper machine on February 7, 1993 at the Company's United Kingdom tissue operations.

     Selling, General and Administrative Expenses. Due to the effects of adverse tissue industry operating conditions on its long-term earnings forecast, the Company decreased the estimated fair market valuation of its Common Stock. Accordingly, the Company reversed all previously accrued employee stock compensation expense in the third quarter of 1993, resulting in a reduction of selling, general and administrative expenses of $7.8 million for the first nine months of 1993. Excluding the effects of the reversal, selling, general and administrative expenses, as a percent of net sales, increased slightly in the first nine months of 1993 to 8.8% from 8.6% for the first nine months of 1992.

     Goodwill Write-Off. As previously reported by the Company (and as further described below), low industry operating rates and aggressive competitive pricing among tissue producers resulting from the recession, additions to capacity and other factors have been adversely affecting tissue industry operating conditions and the Company's operating results since 1991.

     Declining Selling Prices. Although sales volumes have increased, industry pricing has been very competitive due to the factors discussed below. The Company's average domestic net selling prices have declined by approximately 5% in each of 1991 and 1992. Commercial market price increases attempted in mid-1992 were not achieved as commercial market pricing fell to pre-price increase levels in the fourth quarter of 1992 and fell again in the first quarter of 1993, periods of seasonally lower volume shipments. Average net selling prices held flat from the first quarter of 1993 to the second quarter of 1993 and increased from the second to the third quarter of 1993. However, in spite of introductions of net selling price increases in each of the three quarters of 1993, average net selling prices for the first nine months of 1993 were below average net selling prices for the same period in 1992. Pricing in the Company's international markets has declined significantly over this time period as well.

     Industry Operating Rates. Based on publicly available information, including data collected by the American Forest and Paper Association ("AFPA"), industry capacity additions in 1990 through 1992 significantly exceeded historic capacity addition rates. Such additions and weak demand caused industry operating rates to fall to very low levels in 1991 and 1992 in comparison to historic rates. Tissue industry operating rates have increased only slightly in 1993 from the low levels experienced in 1991 and 1992. Announced tissue industry capacity additions through 1995, as reported by the AFPA, approximate average industry shipment growth rates after 1990. In 1993, the industry shipment growth rate has fallen sharply from the already low rates in 1991 and 1992. Consequently, without an improved economic recovery and improved industry demand, tissue industry operating rates may remain at relatively low levels for the near term, adversely affecting industry pricing.

     Economic Conditions. The recession and weak recovery have continued to adversely affect tissue market growth. Job formation is an important stimulus for growth in the commercial tissue market where approximately two-thirds of the Company's domestic tissue sales are targeted. Since 1990, job formation has been weak and is projected to improve only slightly in 1994. Accordingly, demand growth was weak in 1991, 1992 and in the first nine months of 1993, and does not appear to offer any substantial relief to the outlook for industry operating rates and pricing.

     Gross Margins. The Company's gross margins have steadily declined since 1991 as a result of the factors noted above. More recently, the Company's gross margins have also been affected by increased wastepaper costs.

     As a result of these conditions, the Company expects that the significant pricing deterioration experienced in 1991 through 1993 will be followed by average annual price increases that approximate the Company's ten-year average annual historical price increase trend of approximately 1% per year. Accordingly, during the second quarter of 1993, the Company commenced an evaluation of the carrying value of its goodwill for possible impairment. The Company has revised its projections and concluded its evaluation determining that its projected results would not support the future amortization of the Company's remaining goodwill balance of approximately $1,980 million at September 30, 1993.

     The methodology employed to assess the recoverability of the Company's goodwill first involved the projection of operating results forward 35 years, which approximates the remaining amortization period of the goodwill as of October 1, 1993. The Company then evaluated the recoverability of goodwill on the basis of this forecast of future operations. Based on such forecast, the cumulative net income before goodwill amortization of approximately $100 million over the remaining 35-year amortization period was insufficient to recover the goodwill balance. Accordingly, the Company wrote-off its remaining goodwill balance of $1,980 million in the third quarter of 1993.

     The Company's forecast assumes that sales volume increases will be limited to production from a new paper machine under construction at the Company's Muskogee mill which is scheduled to start-up in 1994 and that further capacity expansion is not justifiable given the Company's high leverage and adverse tissue industry operating conditions. Net selling price and cost increases were assumed to approximate 1% per year, based on the Company's ten-year historical trends and management's estimates of future performance. Through the year 2001, the Company's projections indicate that interest expense will exceed operating income, which is determined after deducting annual depreciation expense. However, operating income before depreciation is adequate to cover interest expense. Inflation and interest rates were assumed to remain low at 1993 levels during the projected period. Each of the Company's highest yielding debt securities, the 12 3/8% Notes, the 12 5/8% Debentures and the 14 1/8% Debentures, were further assumed to be refinanced at lower interest rates. Total capital expenditures were projected to approximate $55-$80 million annually over the next ten years, plus $32 million in 1994 to complete the Muskogee mill expansion and another $32 million over 1994 and 1995 for a new coal-fired boiler under construction at the Company's Savannah River mill. Management believes that the projected future results based on these assumptions are the most likely scenario given the Company's high leverage and adverse tissue industry operating conditions.

     Operating Income (Loss). As a result of the goodwill write-off, the Company's operating loss was $1,788 million for the first nine months of 1993 compared to operating income of $213 million for the first nine months of 1992. The depreciation of asset write-ups to fair market value in purchase accounting is charged against the Company's cost of sales and selling, general and administrative expenses. Excluding this purchase accounting depreciation, amortization of goodwill, the goodwill write-off and the reversal of employee stock compensation, adjusted operating income (as reported in the preceding table) declined to $236 million for the first nine months of 1993 from $268 million for the first nine months of 1992. Adjusted operating income declined in the first nine months of 1993 compared to the same period in 1992 principally due to the effects of lower domestic and foreign net selling prices, higher wastepaper costs in the U.S. and lower exchange rates.

     EBDIAT. Earnings before depreciation, interest, amortization and taxes ("EBDIAT") declined to $290 million for the first nine months of 1993 from $315 million for the first nine months of 1992. EBDIAT is reported by the Company, not as a measure of operating results, but rather as a measure of the Company's debt service ability. Certain financial and other restrictive covenants in the Company's Bank Credit Agreement, the Senior Secured Note Agreement, the 1993 Term Loan Agreement, the Indentures and other instruments governing the Company's indebtedness are based on the Company's EBDIAT, subject to certain adjustments.

     Other Income, Net. During the third quarter of 1993, the Company sold its remaining equity interest in Sweetheart for $5.1 million recognizing a gain of the same amount. The Company had previously reduced the carrying value of its investment in Sweetheart to zero in 1991.

     Income Taxes. The income tax credit for 1993 principally reflects the reversal of previously provided deferred income taxes. The income tax expense in 1992 consisted primarily of foreign income taxes.

     Extraordinary Loss and Accounting Change. The Company's net loss in the first nine months of 1993 was increased by an extraordinary loss of $10 million (net of income taxes of $6 million) representing the write-off of unamortized deferred loan costs associated with the repayment of $250 million of term loan indebtedness under the Company's Bank Credit Agreement and the redemption of all the Company's 14 5/8% Debentures in the 14 5/8% Debenture Redemption. The net loss for the first nine months of 1992 was increased by the Company's adoption of SFAS No. 106. The cumulative effect on years prior to 1992 of adopting SFAS No. 106 is stated separately in the Company's unaudited condensed consolidated statement of income for the nine month period ended September 30, 1992 as a one-time, after-tax charge of $11 million.

     Net Loss. For the first nine months of 1993, the Company's net loss increased, principally due to the goodwill write-off, to $2,046 million compared to $52 million for the first nine months of 1992.

FISCAL YEAR 1992 COMPARED TO FISCAL YEAR 1991

     Net Sales. Domestic tissue sales decreased 1.6% in 1992 compared to 1991. The decrease is attributable to lower net selling prices which were partially offset by volume increases.

     Net sales of the Company's United Kingdom tissue operations increased 30.0% in 1992 compared to 1991. The increase primarily was due to volume increases in both the consumer and commercial markets, and to a lesser extent, due to the acquisition in September 1992 of Stuart Edgar Limited ("Stuart Edgar"), a United Kingdom converter of consumer tissue products with annual net sales of approximately $43 million. These increases were partially offset by lower net selling prices and lower exchange rates.

     Gross Income. Effective January 1, 1992, the Company prospectively changed its estimates of the depreciable lives of certain machinery and equipment. These changes were made to better reflect the estimated periods during which such assets will remain in service. As a result, the Company believes, based primarily on an analysis of publicly available information, that the lives over which the Company depreciates the cost of its operating equipment and other capital assets will more closely approximate industry norms. For 1992, the change had the effect of reducing depreciation expense by $38 million and reducing net loss by $24 million.

     Domestic tissue gross margins increased slightly in 1992 to 40.0% compared to 39.4% in 1991 due to lower depreciation expense and lower raw material costs, which were largely offset by the decline in net selling prices. Excluding the effects of the changes in depreciable lives, domestic tissue gross margins would have declined to 36.1% in 1992. Gross margins for international operations declined in 1992 due to purchases of parent rolls to support volume increases in anticipation of the start-up of a new paper machine in 1993 and the effects of the acquisition of Stuart Edgar.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses, as a percent of net sales, decreased to 8.5% in 1992 compared to 8.6% in 1991. These results occurred principally due to an overall cost containment effort on the part of the Company, partially offset by the effects of the lower net selling prices and higher volume.

     Operating Income. Operating income of $271 million in 1992 was flat with operating income in 1991. The depreciation of asset write-ups to fair market value in purchase accounting is charged against the Company's cost of sales and selling, general and administrative expenses. Excluding this purchase accounting depreciation, amortization of goodwill and employee stock compensation, adjusted operating income would have been $347 million and $356 million or 30.1% and 31.3% as a percent of net sales in 1992 and 1991, respectively. Adjusted operating income as a percent of net sales declined in 1992 from 1991 due to the effects in 1992 of lower net selling prices, the higher volume growth rate of the lower margin international operations compared to domestic operations and the acquisition of Stuart Edgar, partially offset by the effects of the changes in depreciable lives.

     EBDIAT. EBDIAT declined $34 million in 1992 to $410 million from $444 million in 1991 and declined as a percent of net sales to 35.6% in 1992 from 39.0% in 1991.

     Interest Expense. Interest expense declined approximately $33 million in 1992 as compared to 1991. Debt repurchased with the proceeds of a private placement of Common Stock in 1991 reduced the Company's average outstanding indebtedness in 1992 compared to 1991. Lower average interest rates, in part due to borrowings under the Company's Revolving Credit Facility to repurchase high yield subordinated debt, also contributed to lower interest expense in 1992 as compared to 1991.

     Equity Earnings. The Company's results for 1992 exclude any equity in the net loss of Sweetheart for the year compared to equity in net losses totaling $32 million in 1991. The Company discontinued the recording of equity in the net losses of Sweetheart, an unconsolidated subsidiary, when the carrying value of its investment in Sweetheart was reduced to zero in the fourth quarter of 1991.

     Income Taxes. The lower income tax credit for 1992 reflects the Company's lower net loss for the year. The income tax credit for 1991 principally reflects the reversal of previously provided deferred income taxes.

     Extraordinary Loss and Accounting Change. Results for 1991 were impacted by an extraordinary loss of $5 million (net of income taxes) related to debt repurchases. As of January 1, 1992, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The standard requires that the expected cost of postretirement health care benefits be charged to expense during the years that employees render service. The cumulative effect on years prior to 1992 of adopting SFAS No. 106 is stated separately in the Company's consolidated statement of income for 1992 as a one-time after-tax charge of $11 million. This change in accounting principle, excluding the cumulative effect, decreased operating income for 1992 by $1 million. See "-Impact of New Accounting Standards" below.

     Net Loss. For 1992, the Company's net loss decreased 27.7% to $80 million from $111 million in 1991. Excluding the effects of the changes in depreciable lives and the change in accounting principle for postretirement benefits in 1992, and excluding the extraordinary item attributable to debt repurchases and equity in net losses incurred by unconsolidated subsidiaries in 1991, the net loss for 1992 would have increased 7.3% compared to 1991.

FISCAL YEAR 1991 COMPARED TO FISCAL YEAR 1990

     Net Sales. Domestic tissue sales decreased slightly in 1991 compared to 1990 despite volume growth in both the commercial and consumer markets. The start-up of the fourth paper machine at the Company's Savannah River mill during the first quarter of 1991 provided the additional capacity for the volume increases achieved in 1991 compared to 1990. However, volume growth was offset by a progressive decline in commercial and consumer market selling prices during the year.

     Net sales of the Company's United Kingdom tissue operations decreased 3.5% in 1991 compared to 1990 due to lower exchange rates as well as the impact of price decreases in the consumer market.

     Gross Income. Domestic tissue gross margins decreased slightly in 1991 to 39.4% compared to 40.0% in 1990 as the decline in net selling prices was offset in part by lower raw material and overhead costs.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses, as a percent of net sales, declined to 8.6% in 1991 compared to 9.1% in 1990. However, 1990 expenses included charges of $6 million related to an employee stock compensation plan and to costs related to the terms of an agreement entered into with the Company's former chairman and chief executive officer. Excluding these charges, selling, general and administrative expenses, as a percent of net sales, were 8.6% in 1990.

     Operating Income. Operating income in 1991 of $270 million was flat compared to 1990. The depreciation of asset write-ups to fair market value in purchase accounting is charged against the Company's cost of sales and selling, general and administrative expenses. Excluding this purchase accounting depreciation, amortization of goodwill and employee stock compensation, adjusted operating income in 1991 of $356 million would have declined slightly from $357 million in 1990 although as a percent of net sales, adjusted operating income increased to 31.3% in 1991 from 31.0% in 1990.

     EBDIAT. EBDIAT increased $3 million in 1991 to $444 million from $441 million in 1990 and increased as a percent of net sales to 39.0% in 1991 from 38.3% in 1990.

     Interest Expense. Interest expense declined approximately $52 million in 1991 as compared to 1990. Debt repaid in the fourth quarter of 1990 with proceeds from the retirement of a promissory note and a debenture of Sweetheart due the Company as a result of the Cup Transfer and debt repurchased with the proceeds of a private placement of Common Stock, reduced the Company's outstanding indebtedness in 1991 as compared to 1990. Lower average interest rates, in part due to borrowings under the Company's Revolving Credit Facility to repurchase high yield subordinated debt, also contributed to lower interest expense in 1991 as compared to 1990.

     Other Income. Other income for 1990 included $27 million of interest income earned on the promissory note and a debenture received in connection with the Cup Transfer.

     Income Taxes. The income tax credit for 1991 principally reflects the reversal of previously provided deferred income taxes. In 1990, the income tax credit included the benefit available from the carryback of the net operating loss to years in which the statutory rates were higher than the 1990 statutory rates.

     Equity Earnings. The Company's equity in the net losses of its unconsolidated subsidiaries increased to $32 million in 1991 from $23 million in 1990. As a result of the completion of the Cup Sales with the sale of the Company's European disposable foodservice operations in 1991 and the continued recognition of equity in the net losses of Sweetheart, the Company's investments in unconsolidated subsidiaries were reduced to zero at December 31, 1991. The Company is not aware of any material contingent liabilities with respect to the investments and, accordingly, discontinued the recording of equity in the net losses of Sweetheart when the investments had been reduced to zero.

     Extraordinary Loss. In a series of privately negotiated transactions in 1991, the Company repurchased certain of its subordinated indebtedness. The loss on the debt repurchases, including the write-off of unamortized deferred loan costs, is reported in 1991 as an extraordinary loss of $5 million, net of income tax credits of $3 million.

     Net Loss. For 1991, the Company recorded a net loss of $111 million compared to a net loss of $106 million in 1990.

LIQUIDITY AND CAPITAL RESOURCES

     For the first nine months of 1993, cash increased $0.6 million. Capital additions of $107 million and debt repayments of $834 million, including the repayment of $250 million of the Term Loan, the 14 5/8% Debenture Redemption and a reduction in the Revolving Credit Facility, were funded by cash provided from operations of $114 million, net proceeds of the sale of 9 1/4% Notes and 10% Notes of $729 million, net proceeds of the 1993 Term Loan of $95 million, and borrowings of $8 million by the Company's principal United Kingdom subsidiary, Fort Sterling Limited ("Fort Sterling").

     During 1992, cash decreased $9 million. Capital additions of $233 million, the acquisition of Stuart Edgar for $8 million (net of debt assumed of $17 million) and debt repayments of $168 million, principally for the retirement of the Company's 7% Notes due 1992 (the "7% Notes"), were funded by cash provided from operations of $210 million, borrowings under the Company's Revolving Credit Facility of $141 million and borrowings of $49 million by Fort Sterling.

     During 1991, cash decreased $9 million. Capital additions of $144 million and repayment of debt of $759 million were funded principally from cash provided from operations of $241 million, net proceeds from the sale of Common Stock of $163 million, net proceeds from the issuance of Senior Secured Notes of $289 million, net proceeds from sale and leaseback transactions of $90 million, after-tax net proceeds from the sale of the European disposable foodservice operations of $39 million and borrowings under the Company's Revolving Credit Facility of $73 million.

     Although the obligations under the Bank Credit Agreement, the 1993 Term Loan Agreement and the Senior Secured Note Agreement bear interest at floating rates, the Company is required to enter into interest rate agreements which effectively fix or limit the interest cost to the Company. Pursuant to the Bank Credit Agreement, the Company is a party to interest rate cap agreements which limit the interest cost to the Company to 8.25% (including the Company's borrowing margin on Eurodollar rate loans) until June 1, 1996, with respect to $500 million. Pursuant to the 1993 Term Loan Agreement, the Company is a party to an interest rate swap agreement which limits the interest cost to the Company to 6.53% (including the Company's borrowing margin on Eurodollar rate loans) until April 21, 1994 with respect to $100 million. The Company is also a party to an interest rate cap agreement which limits the interest cost to the Company to rates between 11.25% and 12.00% until September 11, 1994, with respect to $300 million received through the issuance of the Senior Secured Notes. See Note 8 to the Company's audited consolidated financial statements for additional information concerning the agreements.

     The Company redeemed $50 million of its 12 3/8% Notes at the redemption price of 105% of the principal amount thereof on November 1, 1993, the first date that such notes were redeemable. The redemption was funded principally from excess funds from the sale of the 9 1/4% Notes and the 10% Notes. In connection with the redemption, the Company incurred an extraordinary loss in the fourth quarter of 1993 of $2 million (net of income taxes), representing the redemption premium and unamortized deferred loan costs.

     On March 22, 1993, the Company sold $450 million principal amount of 9 1/4% Notes due 2001 and $300 million principal amount of 10% Notes due 2003 in a registered public offering. On April 21, 1993, the Company borrowed $100 million pursuant to the 1993 Term Loan. Proceeds from the sale of the 9 1/4% Notes and the 10% Notes and from the 1993 Term Loan were applied to the prepayment of $250 million of the Term Loan, to the repayment of a portion of the Company's indebtedness under the Revolving Credit Facility, to the 14 5/8% Debenture Redemption and to the payment of fees and expenses. The 1993 Term Loan bears interest, at the Company's option, at Bankers Trust's prime rate, plus 1.75% or, subject to certain limitations, at a reserve adjusted Eurodollar rate, plus 3.00%, and matures May 1, 1997. The 1993 Term Loan constitutes senior secured indebtedness of the Company.

     In connection with the sale of the 9 1/4% Notes and the 10% Notes and the borrowing under the 1993 Term Loan, the Company amended the Bank Credit Agreement and the Senior Secured Note Agreement. Among other changes, the amendments reduced domestic capital spending limits for 1993 and future years. In addition, the Company's required ratios of earnings before non-cash charges, interest and taxes to cash interest for 1993 and subsequent years were lowered to give effect to the greater amount of the Company's cash interest payments as a result of the issuance of the 9 1/4% Notes and the 10% Notes and subsequent 14 5/8% Debenture Redemption.

     Effective March 2, 1992, the Company redeemed its $44 million, variable interest rate, Development Authority of Effingham County Pollution Control Revenue Refunding Bonds, Series 1988 (the "Bonds") and terminated a related $45 million support letter of credit. Funds for the redemption were provided from $2 million of unexpended funds held in escrow and the issuance of $42 million principal amount of Bonds bearing interest at a fixed rate of 7.90% and maturing October 1, 2005.

     In 1991, Fort Sterling entered into a credit agreement with a major bank in the United Kingdom to provide financing for the addition of a third paper machine and related equipment at its tissue mill. The facility consists of a 20 million pound sterling (approximately $30 million) term loan due March 2001, and a 5 million pound sterling (approximately $8 million) revolving credit facility due March 1996. In 1992, Fort Sterling entered into a second credit agreement with the same bank to finance the acquisition of Stuart Edgar. This facility consists of a 4.25 million pound sterling (approximately $7 million) term loan due December 1997, and an 8.5 million pound sterling (approximately $13 million) term loan due December 1997. Both credit agreements bear interest at floating rates and are secured by certain assets of Fort Sterling and Stuart Edgar but are non-recourse to the Company. At September 30, 1993, $45 million was outstanding under these credit agreements.

     In December 1990, the Company completed the initial closing on the sale and leaseback of machinery and facilities associated with its fourth paper machine at its Savannah River mill. The net proceeds of the transaction of approximately $10 million were applied to repayment of the Term Loan. The Company completed the final closing on the sale and leaseback of machinery and facilities related to its fourth paper machine at its Savannah River mill in December 1991. Of the net proceeds of the transaction of $90 million, $78 million was applied to the repayment of the Term Loan and $9 million was escrowed for the benefit of the holders of the Company's 7% Notes (repaid in 1992).

     On November 9, 1990, the Bank Credit Agreement was amended (the "1990 Amendment") to permit the Company, among other things, to utilize up to $250 million from the issuance of additional shares of its Common Stock from time to time to make voluntary prepayments, redemptions or purchases of its outstanding subordinated debt securities. The 1990 Amendment also permits the Company to make in any year voluntary cash prepayments, redemptions or purchases of outstanding 14 1/8% Debentures in an aggregate amount (not to exceed, in any event, $10 million per annum) of up to 50% of the amount by which the Company's actual GAAP Consolidated EBDIT (as defined in the Bank Credit Agreement (which definition includes an add back for certain non-cash charges)) for the year ended on the most recent December 31 exceeds the Projected GAAP Consolidated EBDIT (as defined in the Bank Credit Agreement) for such year. With respect to the year ended December 31, 1990, the Company's actual GAAP Consolidated EBDIT exceeded the Company's Projected GAAP Consolidated EBDIT, thereby permitting the Company to pay up to $8 million to purchase 14 5/8% Debentures and 14 1/8% Debentures.

     From time to time during 1991, the Company sold 1,367,669 shares of Common Stock at $120 per share to existing equity investors, including 6,200 shares sold to management investors, pursuant to a private placement of Common Stock. The net proceeds of the sales totaled $163 million.

     On September 11, 1991, the Company completed a private placement of $300 million of Senior Secured Notes with maturities between the years 1997 and 2000. The Senior Secured Notes bear interest at rates varying with the current three month LIBOR rate, plus 2.75% to 3.50% depending on the date of maturity of each Senior Secured Note. The covenants and events of default of the Senior Secured Note Agreement are substantially similar to those contained in the Company's Bank Credit Agreement. The Senior Secured Notes rank equally in right of payment with indebtedness under the Bank Credit Agreement, the 1993 Term Loan Agreement and the 9 1/4% Notes, and are senior to all existing and future subordinated indebtedness. Proceeds from the offering of the Senior Secured Notes were used to repay a portion of the Term Loan.

     During 1991, the Company repurchased $89 million aggregate principal amount at maturity of its 14 5/8% Debentures and $259 million aggregate principal amount at maturity of its 14 1/8% Debentures in privately negotiated transactions. The repurchases were funded from the proceeds of the Company's private placement of Common Stock and from borrowings under the Company's Revolving Credit Facility. As of September 30, 1993, the Company may utilize up to $39 million to make additional repurchases of 14 1/8% Debentures under the terms of the 1990 Amendment. In addition, the Company is permitted under the Bank Credit Agreement to borrow up to $47.5 million under the Revolving Credit Facility to purchase 12 3/8% Notes. At the Company's option, these borrowings may be applied to the purchase of Senior Secured Notes.

     The cash proceeds received in 1989, 1990, 1991 and 1993 from the Cup Transfer, from the retirement of promissory notes and a debenture of Sweetheart due the Company as a result of the Cup Transfer, from the sale of the Company's Pacific Basin cup operations, from the sale of the Company's European disposable foodservice operations, and from the sale of the Company's remaining shares of common stock of Sweetheart totaled $590 million. Of the cash proceeds received in 1989, $286 million was applied to the repayment of the Term Loan and $27 million was escrowed for the benefit of the holders of the 7% Notes (redeemed in 1992). Of the cash proceeds received in 1990, $182 million was applied to the repayment of the Term Loan and $18 million was escrowed for the benefit of the holders of the 7% Notes (redeemed in 1992). The after-tax net cash proceeds of $39 million received in 1991 were applied to the repayment of the Term Loan. The $5.1 million received in 1993 was applied to repayment of borrowings under the Revolving Credit Facility.

     The Company's principal use of funds for the next several years will be for capital expenditures, including capital expenditures to comply with environmental regulations, the repayment of indebtedness under the Bank Credit Agreement, the repurchase of its subordinated debt securities as described below, and support of the Company's working capital requirements. The Revolving Credit Facility expires in 1996. In connection with the 1993 Refinancing, the Company prepaid the $132 million mandatory payment due under the Term Loan in 1993, $38 million of the amounts due in each of 1994 and 1995 and $42 million of the amount due in 1996. The 1993 Term Loan matures in 1997. After giving effect to the Refinancing, the Company is required to make mandatory repayments of the Term Loan of $7 million in 1994, $107 million in 1995 and $118 million in 1996. The Company intends to use funds generated from operations and borrowings under the Revolving Credit Facility or otherwise to meet its needs for funds.

     Given the Company's high leverage and adverse tissue industry operating conditions, the Company intends to continue to maintain and modernize existing tissue mills but does not presently intend to make capital expenditures to add material new capacity. Capital expenditures are planned to approximate $55-$80 million annually over the next ten years, plus $32 million in 1994 to complete the Muskogee mill expansion and another $32 million over 1994 and 1995 for a new coal-fired boiler under construction at the Company's Savannah River mill. The Bank Credit Agreement, the 1993 Term Loan Agreement and Senior Secured Note Agreement impose limits for domestic capital expenditures, subject to certain exceptions, of $175 million for 1994, $100 million for 1995 and $100 million for 1996 (with lower sublimits for foreign subsidiaries). In addition, the Company may carry over to one or more years (thereby increasing the scheduled permitted limit for capital expenditures in respect of such year) the sum of all previously unutilized amounts in 1993 and subsequent years (up to $400 million per year) by which the scheduled permitted limit for each prior year exceeded the capital expenditures actually made in respect of such prior year. The Bank Credit Agreement, the 1993 Term Loan Agreement and the Senior Secured Note Agreement provide for an additional capital spending allowance of 80 million pounds sterling (approximately $120 million) for the paper machine at the Company's United Kingdom mill. The Company does not believe such limitations impair its plans for capital expenditures. For a discussion of the Company's capital expenditures in connection with environmental matters, see "Business--Environmental Matters."

     Market conditions with respect to high yield securities may from time to time be such that it is to the Company's advantage to repurchase some or all of its subordinated debt securities in privately negotiated transactions or in the open market. However, the repurchase of subordinated debt securities is limited by certain provisions contained in the Bank Credit Agreement, the 1993 Term Loan Agreement, the Senior Secured Note Agreement, the Indentures and the indentures under which such subordinated debt securities were issued. Subject to and in compliance with the limitations contained in such agreements and indentures, and depending upon market conditions, prevailing prices and cash available, the Company may from time to time repurchase subordinated debt.

     The Company has a $350 million Revolving Credit Facility (including letters of credit) under the Bank Credit Agreement with a final maturity of December 31, 1996, which may be used for general corporate purposes. At September 30, 1993, the Company had $176 million in available capacity under the Revolving Credit Facility.

     The Company believes that, notwithstanding the adverse tissue industry operating conditions and the non-cash charge to write off the remaining balance of the Company's goodwill discussed above, cash provided by operations and access to debt financing in the public and private markets will be sufficient to enable it to fund maintenance and modernization capital expenditures and meet its debt service requirements for the foreseeable future. However, in the absence of improved financial results, it is likely that in 1995 the Company would be required to seek a waiver of the cash interest coverage covenant under the Bank Credit Agreement, 1993 Term Loan Agreement and Senior Secured Note Agreement because the Company's 14 1/8% Debentures will accrue interest in cash commencing on November 1, 1994 and will require payments of interest in cash commencing on May 1, 1995. Although the Company believes that it will be able to obtain appropriate waivers from its lenders, there can be no assurance that this will be the case.

     During 1992, 1991, and 1990, a slightly higher amount of the Company's revenues and operating income were recognized during the second and third quarters. The Company expects to fund seasonal working capital needs from the Revolving Credit Facility available under the Bank Credit Agreement.

     The Bank Credit Agreement, the 1993 Term Loan Agreement, the Senior Secured Note Agreement and the Fort Sterling credit agreements impose certain limitations on the liquidity of the Company that include restrictions on the Company's ability to incur additional indebtedness and mandatory principal repayment requirements, including scheduled principal repayments and repayments out of excess cash flow and from proceeds of asset sales. See "Description of Certain Indebtedness" and Note 8 to the audited consolidated financial statements of the Company included elsewhere in this Prospectus for a description of other covenants under the terms of the Company's debt agreements.

     The limitations contained in the Bank Credit Agreement, the 1993 Term Loan Agreement, the Senior Secured Note Agreement and in the Company's indentures on the ability of the Company and its subsidiaries to incur indebtedness, together with the highly leveraged position of the Company, could limit the Company's ability to effect future financings and may otherwise restrict corporate activities, including the Company's ability to take advantage of business opportunities which may arise or to take actions that require funds in excess of those available to the Company. In addition, as a result of its highly leveraged position and related debt service obligations, the Company will be less able to meet its obligations during a further downturn in its business.

     Refer to Note 7 to the audited consolidated financial statements of the Company included elsewhere in this Prospectus for a description of certain matters related to income taxes.

IMPACT OF NEW ACCOUNTING STANDARDS

     Accounting for Income Taxes. In February 1992, the Financial Accounting Standards Board issued SFAS No. 109, "Accounting for Income Taxes" which modifies and supersedes SFAS No. 96, "Accounting for Income Taxes." The Company had previously adopted SFAS No. 96 in 1988. The Company adopted the new standard effective January 1, 1992. As a result of the accounting change, the Company reclassified certain deferred tax benefits from long-term deferred income taxes payable to current assets in its 1992 consolidated balance sheet. The Company has not recorded a valuation allowance with respect to any deferred income tax asset. The adoption of SFAS No. 109 had no effect on the Company's provision for income taxes for 1992.

     Accounting for Postretirement Benefits. As of January 1, 1992, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The standard requires that the expected cost of postretirement health care benefits be charged to expense during the years that employees render service. The cumulative effect on years prior to 1992 of adopting SFAS No. 106 is stated separately in the Company's consolidated statement of income for 1992 as a one-time after-tax charge of $11 million. This change in accounting principle, excluding the cumulative effect, decreased operating income for 1992 by $1.2 million.

     Accounting for Postemployment Benefits. In November 1992, the Financial Accounting Standards Board issued SFAS No. 112, "Employers' Accounting for Postemployment Benefits." This new standard requires that the expected cost of benefits to be provided to former or inactive employees after employment but before retirement be charged to expense during the years that the employees render service. In the fourth quarter of 1992, the Company retroactively adopted the new standard effective January 1, 1992. Adoption of the new accounting standard had no effect on the Company's 1992 consolidated statement of income.

                                    BUSINESS

GENERAL

     The Company, founded in 1919, is a major manufacturer, converter and marketer of a diversified line of single-use sanitary tissue paper products for the home and away-from-home markets. The Company's principal products include paper towels, bath tissue, table napkins, wipers and boxed facial tissue. The Company produces and ships its products from manufacturing facilities located in Wisconsin, Oklahoma, Georgia and the United Kingdom.

     The Company believes that it is the largest producer of tissue products sold into the domestic commercial (away-from-home) market. The Company sells a majority of its tissue products through paper and institutional food wholesalers into commercial markets. The Company continues to expand its domestic consumer tissue business for the home market. Tissue products for household use are sold principally through brokers to accounts that include major food store chains, mass merchandisers and wholesale grocers. The Company's domestic tissue products for home use are sold under the brand names Mardi Gras, Soft'n Gentle, So-Dri, Page and Green Forest.

     The Company is a Delaware corporation organized in 1967 to succeed to the business of a Wisconsin corporation founded in 1919 by Austin E. Cofrin. The Company's principal executive offices are located at 1919 South Broadway, Green Bay, Wisconsin 54304, telephone (414) 435-8821.

DOMESTIC TISSUE OPERATIONS

     The Company's principal markets are in the United States where the Company believes, based on an analysis of publicly available information, that its operating income margins are higher than those of its publicly reporting competition. A key factor contributing to these high operating income margins has been the Company's proprietary de-inking technology, which enables it to use a broad range of wastepaper grades and process wastepaper efficiently to recover the fibers which are the principal raw material in papermaking. However, the Company's operating income margins have been adversely affected by the adverse tissue industry operating conditions experienced since 1991, and continue to be adversely affected by low pricing resulting in part from relatively low industry operating rates. Announced industry capacity additions through 1995 and the weak economic recovery indicate that these industry conditions may continue to affect the Company's selling prices and operating income margins in the near term.

     Domestic tissue sales were approximately $978 million, $994 million and $996 million for the years 1992, 1991 and 1990, respectively, and $757 million and $741 million for the first nine months of 1993 and 1992, respectively.

  Commercial Tissue

     The Company believes it is the leading manufacturer of tissue products for the commercial segment of the U.S. tissue market. The Company believes, based upon industry data, including data collected by the American Forest and Paper Association (formerly the American Paper Institute), that the commercial market represents approximately 40% of the total United States tissue market. The Company's primary thrust in the tissue business has been in the commercial segment which, though smaller in total size than the consumer segment, grew significantly faster than the consumer segment from 1987 to 1990. During 1991 and 1992 and through the third quarter of 1993, the commercial segment grew at a slower rate than the consumer segment due in part to the effects of the recession. The commercial segment of the Company's tissue business includes folded and roll towels, bath and facial tissue, bulk and dispenser napkins, disposable wipers and specialty printed merchandise. The Company also offers a line of tissue products under the Envision brand name which meets U.S. Environmental Protection Agency ("U.S. EPA") guidelines for tissue products containing postconsumer recovered wastepaper. Based primarily on the Company's analysis of publicly available information, the Company estimates that in 1992 its market share in the United States for sales of commercial tissue products was approximately 26%.

  Consumer Tissue

     The Company's consumer tissue business has experienced significant growth through 1992. Based primarily on the Company's analysis of publicly available information, the Company estimates that its market share in the United States for sales of consumer tissue products has grown from 1% in the late 1970's to approximately 9% in 1992. The Company's retail line includes bath and facial tissue, household roll towels and table napkins. The Company's brands include Mardi Gras, Soft'n Gentle, So-Dri and Page. In 1990, the Company introduced a new line of consumer products called Green Forest. Green Forest bath tissue, napkins and towels, which are made with 100% recycled fibers, are marketed to the environmentally conscious consumer. In addition, the Company has become a major supplier of private label tissue products to the retail grocery trade.

     The market share information presented herein reflects the Company's best estimates based on publicly available information, and no assurance can be given regarding the accuracy of such estimates.

INTERNATIONAL TISSUE OPERATIONS

     The Company's international operations consist of tissue facilities in the United Kingdom which manufacture and sell a broad line of tissue products. The Company's principal brand in the United Kingdom is Nouvelle. Presented below is selected financial information for the Company's international tissue operations (in millions of U.S. dollars):

                                                         FOR THE NINE
                                                         MONTHS ENDED            FOR THE YEARS ENDED
                                                        SEPTEMBER 30,               DECEMBER 31,
                                                     --------------------  -------------------------------
                                                       1993       1992       1992       1991       1990
                                                     ---------  ---------  ---------  ---------  ---------
                                                         (UNAUDITED)
Net sales..........................................  $     110  $     101  $     143  $     110  $     114
Operating income...................................         (1)        13         17         16         16
Total assets.......................................        167        166        163        100         82

     Operating income for the nine months ended September 30, 1993 was reduced by $11 million in connection with the Company's write-off of its remaining goodwill balance. See "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations." The increase in total assets during 1992 is principally attributable to the installation of an additional paper machine and, to a lesser extent, to the acquisition of a consumer tissue converting operation.

  Capital Expenditures

     The Company has invested heavily in its manufacturing operations. Capital expenditures in the Company's tissue business were approximately $703 million for the five-year period ended December 31, 1992. Given the Company's high leverage and adverse tissue industry operating conditions, the Company intends to continue to maintain and modernize existing tissue mills but does not currently intend to make capital expenditures to add material new capacity. Total capital expenditures after 1993 are projected to approximate $55-$80 million annually over the next ten years, plus $32 million in 1994 to complete the Muskogee mill expansion and an additional $32 million over 1994 and 1995 for a new coal-fired boiler under construction at the Company's Savannah River mill.

     A significant portion of the Company's capital budget in recent years has been invested in the Savannah River mill located in Effingham County, near Savannah, Georgia, which was completed in 1991. Total expenditures for the Savannah River mill were $570 million.

     In 1993, the Company completed an expansion of its Green Bay, Wisconsin tissue mill. The expansion includes a new paper machine and related environmental protection, pulp processing, converting, and steam generation equipment. The new paper machine commenced production on August 31, 1992. Total expenditures for the expansion were $180 million.

     In 1992, the Company began the installation of a fifth paper machine, environmental protection equipment and associated facilities at its Muskogee, Oklahoma tissue mill. The expansion is planned for completion in 1994 at an estimated cost of $160 million. Total expenditures for the expansion through September 30, 1993 were approximately $72 million.

     In 1993, the Company completed an expansion of its United Kingdom tissue mill. The expansion includes a new paper machine and related environmental protection, pulp processing and converting equipment. The new paper machine commenced production on February 7, 1993. Total expenditures for the expansion were $96 million. See "--Properties" below.

     On September 4, 1992, Fort Sterling acquired for $25 million Stuart Edgar, a United Kingdom converter of consumer tissue products with annual net sales approximating $43 million. Stuart Edgar acquires a majority of its paper requirements from Fort Sterling.

  Energy Sources

     The Company's major sources of energy for its Green Bay, Wisconsin, Muskogee, Oklahoma and Savannah River tissue mills are coal and other fuels which are burned to produce the heat necessary to dry paper, process wastepaper, provide steam and produce virtually all the electric power at those mills. Coal and other fuels are received in Green Bay in self-unloading vessels during the Great Lakes shipping season and at the Muskogee and Savannah River mills by truck and rail. The Company maintains inventories of these fuels at all mills. The Savannah River mill can also generate electrical power by burning natural gas in combustion turbines. The primary sources of energy for the Company's United Kingdom tissue facilities are electrical power and natural gas purchased from public utilities or independent natural gas suppliers.

  Raw Materials and Supplies

     The principal raw materials and supplies used to manufacture tissue products are wastepaper (which is processed to reclaim fiber), chemicals, corrugated shipping cases and packaging materials. A substantial majority of the Company's products are made with 100% recycled fiber derived from wastepaper. The de-inking technology employed by the Company, which allows it to use a broad range of wastepaper grades, effectively increases both the number of sources and the quantity of wastepaper available for its manufacturing process. The Company manufactures some of the process chemicals required for the Company's tissue production at each of its domestic mill locations. The balance of its chemical requirements is purchased from outside sources. The Company also purchases significant quantities of coal for generation of electrical power and steam at all three of its domestic tissue mills. The Company seeks to maintain inventories of wastepaper, other raw materials and supplies which are adequate to meet its anticipated manufacturing needs.

  Competition

     All the markets in which the Company sells its products are extremely competitive. The Company's tissue products compete directly with those of Georgia-Pacific Corporation, James River Corporation of Virginia, Kimberly-Clark Corporation, Pope & Talbot, Inc., Scott Paper Company, The Procter & Gamble Company, Wisconsin Tissue Mills (owned by Chesapeake Corporation), as well as regional manufacturers, including converters of tissue into finished products who buy tissue directly from tissue mills. Although customers generally take into account price, quality, distribution and service as factors when considering purchasing products from the Company, over the last two years, pricing has become a more dominant competitive factor.

  Customers

     The Company principally markets its products to customers in the United States and the United Kingdom. The business of the Company is not dependent on a single customer.

  Backlog

     The Company's products are manufactured with relatively short production time from basic materials. Products marketed under the Company's trademarks and stock items are sold from inventory. The backlog of customer orders is not significant in relation to sales.

  Research

     The Company maintains laboratory facilities with a permanent staff of engineers, scientists and technicians who are responsible for product quality, process control, improvement of existing products, development of new products and processes and provision of technical assistance in adhering to regulatory standards. Continuing emphasis is placed upon expanding the Company's capability to de-ink a broader range of wastepaper grades, further automation of manufacturing operations, the development of improved manufacturing and environmental processes and the design of new products.

  Patents, Licenses, Trademarks and Trade Names

     While the Company owns or is a licensee of a number of patents, its operations and products are not materially dependent on any patent. The Company's domestic tissue products for home use are sold under the principal brand names Mardi Gras, Soft'n Gentle, So-Dri, Page and Green Forest. For the Company's domestic commercial tissue business, principal brand names include Envision and Generation II. All of such brand names are registered trademarks of the Company. A portion of the Company's tissue products are sold under private labels or brand names owned by customers.

  Employees and Employee Relations

     At September 30, 1993, the Company's world-wide employment was approximately 6,800. There is no union representation at any of the Company's domestic facilities. The Company considers its relationship with employees to be good.

  Properties

     The Company's Green Bay, Wisconsin tissue mill includes a coal-fired cogenerating power plant; a de-inking and pulp processing plant; a chemical plant; papermaking machines and related drying equipment; nonwoven and dry form manufacturing machines; and converting equipment for cutting, folding, printing and packaging paper and nonwovens into the Company's finished products. The Company's Green Bay mill is well maintained and considered suitable for its purpose.

     A second domestic tissue mill is located in Muskogee, Oklahoma. This mill includes a coal-fired cogenerating power plant; a de-inking and pulp processing plant; a chemical plant; papermaking machines and related drying equipment; and converting equipment for cutting, folding, printing and packaging paper into the Company's finished products. The Muskogee mill was specifically designed for its purpose.

     A third domestic tissue mill, the Savannah River mill, is located in Effingham County, near Savannah, Georgia. This mill includes a de-inking and pulp processing plant; a chemical plant; papermaking machines and related drying equipment; and converting equipment for the cutting, folding, printing and packaging of paper into the Company's finished products. The Savannah River mill also contains coal-fired cogenerating power equipment and combustion turbines for the production of electrical power and steam. The Savannah River mill was specifically designed for its purpose.

     The Company's tissue manufacturing facilities in the United Kingdom include a de-inking and pulp processing plant; papermaking machines and related drying equipment; and converting equipment for the cutting, folding, printing and packaging of paper into the Company's finished products. The

Company's United Kingdom operations are well maintained and considered suitable for their intended purposes.

     Except for certain facilities and equipment constructed or acquired in connection with sale and leaseback transactions pursuant to which the Company continues to possess and operate such facilities and equipment, substantially all the Company's manufacturing facilities and equipment are owned in fee. The Company's domestic tissue manufacturing facilities are pledged as collateral under the terms of the Company's debt agreements. See Note 8 to the audited consolidated financial statements of the Company included elsewhere in this Prospectus.

     The Green Bay, Muskogee, Savannah River and United Kingdom facilities generally operate paper machines at full capacity seven days per week. Converting facilities are generally operated on a 3-shift, 5 day per week basis or a 7-day per week schedule. Converting capacity could be expanded by working additional hours and/or adding converting equipment.

  Environmental Matters


     The Company's domestic manufacturing operations are subject to regulation by various federal, state and local authorities concerned with the limitation and control of emissions and discharges to the air and waters and the handling, use and disposal of specified chemicals and solid waste. The Company's United Kingdom operations are subject to similar regulation.



     The Company has made significant capital expenditures in the past to comply with environmental regulations and will continue to do so in the future. In 1992, the Company made capital expenditures of $15 million with respect to various pollution abatement and environmental compliance facilities. The Company expects to commit approximately $31 million of capital expenditures to maintain compliance with environmental control standards at its existing facilities over 1993 and 1994. Included in the 1992 capital expenditures was $9 million for pollution abatement expenditures in connection with mill expansions in Green Bay, Wisconsin; Muskogee, Oklahoma; Effingham County, Georgia; and the United Kingdom. Included in the 1993-1994 expenditures is $27 million for pollution abatement facilities in connection with mill expansions in Green Bay, Wisconsin; Muskogee, Oklahoma and the United Kingdom mill sites.


     Future environmental legislation and developing regulations are expected to further limit emission and discharge levels and to expand the scope of regulation, all of which will require continuing capital expenditures. The U.S. EPA has proposed Great Lakes Water Quality Guidance regarding the development of water quality standards for the Great Lakes and its tributaries. That same agency has also indicated that it intends to propose air emission standards in 1995 under the federal Clean Air Act Amendments for the de-inking portion of the pulp and paper industry. Further, the U.S. EPA has proposed technology based effluent discharge standards for the de-inking portion of the pulp and paper industry. The Company is awaiting the issuance of final regulations, as well as, in certain instances, implementing regulations by state environmental authorities to determine the nature and stringency of these several regulatory initiatives, including the period over which new standards are to be achieved and the impact of those regulatory initiatives on the Company's results of operations and capital expenditures. There can be no assurance that such costs would not be material to the Company. Pursuant to the requirements of applicable federal, state and local statutes and regulations, the Company has received or applied for all the environmental permits and approvals material to the operation of its manufacturing facilities. The impact of any modifications that may be required in the future to the Company's existing permits will be determined by the environmental standards specified in such permits, upon renewal or modification, and the time period over which new standards are to be achieved.

     In March 1990, the Company began a remedial investigation of its Green Bay, Wisconsin landfill. The investigation is being overseen by the U.S. EPA under authority granted to the agency by the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as the

"Superfund Act." A Preliminary Health Assessment released by the United States Department of Health and Human Services in January 1992 reported that the Company's Green Bay landfill does not pose any apparent public health hazard. Based upon the results of the remedial investigation through December 31, 1993, the Company believes that costs or expenditures associated with any future remedial action, were it to be required, would not have a material adverse effect on the Company's financial condition.

     Except for the Green Bay landfill site, the Company is not presently named as a potentially responsible party at any other Superfund related sites; however, there can be no certainty that the Company will not be named as a potentially responsible party at any other sites in the future or that the costs associated with those sites would not be material.


     The Company is participating with a coalition consisting of industry, local government, state regulatory commission and public interest members studying the nature and extent of sediment contamination of the Fox River in Wisconsin. The objective of the coalition is to identify, recommend and implement cost effective remediation of contaminated deposits which can be implemented on a voluntary basis. One of the industry coalition members in cooperation with the Wisconsin Department of Natural Resources has undertaken a demonstration project designed to remediate one sediment deposit located approximately 38 miles upstream from the Company's Green Bay, Wisconsin facility. The costs to remediate the deposit are being borne by parties whose operations are contiguous to or are otherwise potentially responsible for remediation of that site. The Company's participation in the studies undertaken by the coalition is voluntary and its contributions to funding those activities, to date, have not been significant. The extent and timing, as well as the technology to be employed in connection with any Fox River remediation efforts downstream from the initial deposit are uncertain. Based upon all of the information available, the Company is presently unable to estimate the financial impact to the Company, if any, of future Fox River remediation but cannot conclude that such impact in all events would not be material.


     On July 15, 1992, Region V of the U.S. EPA issued a Finding of Violation to the Company concerning the No. 8 boiler at its Green Bay, Wisconsin mill. The Finding alleges violation of regulations issued by the U.S. EPA under the Clean Air Act relating to New Source Performance Standards for Fossil-Fuel-Fired Steam Generators. In response to an accompanying Request for Information, the Company furnished certain information concerning the operation of the boiler. The Company met with representatives of the U.S. EPA in August 1992 and February 1993 to discuss the alleged violations. On January 11, 1994, the EPA informally advised the Company that, due to its internal guidelines that limit the authority of the agency to administratively resolve matters that include alleged violations extending over a period of more than one year, disposition of the Finding of Violation is being transferred to the U.S. Department of Justice. The Company believes the operation of its No. 8 boiler has been in continuous compliance with the applicable rules. Although the ultimate disposition of this matter cannot be predicted with certainty, the Company believes that it will not have a material adverse effect on the Company's financial condition.

                               LEGAL PROCEEDINGS

     The Company and its subsidiaries are parties to lawsuits and state and federal administrative proceedings in connection with their businesses. Although the final results in such suits and proceedings cannot be predicted with certainty, the Company believes that they will not have a material adverse effect on the Company's financial condition.

     The Internal Revenue Service ("IRS") issued a statutory notice of deficiency ("Notice") to the Company in March 1992 for additional income tax for the 1988 tax year. The Notice resulted from an audit of the Company's 1988 tax year wherein the IRS disallowed deductions for fees and expenses related to the Acquisition and also disallowed deductions for fees and expenses related to 1988 debt financing and refinancing transactions. The grounds for disallowance asserted by the IRS are Internal Revenue Code (the "Code") Section 162(k) (which was enacted in 1986 and which denies deductions for otherwise deductible amounts paid or incurred in connection with stock redemptions), and alternatively, that the fees and expenses at issue are not deductible under any provision of the Code. A portion of the disallowed fees and expenses was deducted in 1988 with the balance being deducted over the terms of the 1988 long-term debt financing and refinancing. In March 1992, the Company filed a petition in the U.S. Tax Court opposing substantially all of the claimed deficiency. This case was tried before the U.S. Tax Court in September 1993. A decision has not been rendered and the trial judge has ordered a schedule for the parties to submit briefs to the court that extends through January 1994. After the trial, the Company and the IRS executed an agreed Supplemental Stipulation of Facts by which the IRS and the Company partially settled the case by agreeing that certain fees and expenses (previously disallowed by the IRS and potentially representing approximately $26 million of tax liability) were properly deductible by the Company over the term of the 1988 debt financings and refinancings. In addition, the Company agreed to capitalize certain amounts identified by the IRS. In December 1993, the Company paid additional federal income tax of approximately $5 million representing its liability with respect to such adjustments. The Company estimates that if the IRS were to prevail in disallowing deductions for the fees and expenses now before the trial judge, the potential amount of additional taxes due the IRS on account of such disallowance for the period 1988 through 1993 would be approximately $31 million and for the periods after 1993 (assuming current statutory tax rates) would be approximately $11 million, in each case exclusive of IRS interest charges. Since the Company's 1988 tax case involves disputed issues of law and fact, the Company is unable to predict its final result with certainty. The Company believes, however, that its ultimate resolution will not have a material adverse effect on the Company's financial condition.

                                   MANAGEMENT

DIRECTORS OF THE COMPANY

     The following table provides certain information about each of the current directors of the Company. All directors hold office until the next annual meeting of stockholders of the Company and until their successors are duly elected and qualified.

                                PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
   NAME AND POSITION               FIVE-YEAR EMPLOYMENT HISTORY AND OTHER
   WITH THE COMPANY      AGE                   DIRECTORSHIPS
- -----------------------  ---  ------------------------------------------------
Donald H. DeMeuse......  57   Chairman of the Board of Directors and Chief
Chairman of the Board         Executive Officer since March 1992; President
                              and Chief Executive Officer from July 1990 to
                              March 1992. Prior to March 1992, President for
                              more than five years. Director of Associated
                              Bank Green Bay.
Kathleen J. Hempel.....  43   Vice Chairman and Chief Financial Officer since
Vice Chairman                 March 1992; Senior Executive Vice President and
                              Chief Financial Officer from September 1988 to
                              March 1992.
Michael T. Riordan.....  43   President and Chief Operating Officer since
Director                      March 1992; Vice President prior to that time.
Donald P. Brennan......  53   Managing Director of MS&Co. since prior to 1988
Director                      and head of MS&Co.'s Merchant Banking Division.
                              Chairman and President of Morgan Stanley
                              Leveraged Equity Fund II, Inc. ("MSLEF II,
                              Inc.") and Chairman of Morgan Stanley Capital
                              Partners III, Inc. ("MSCP III"). Director of
                              Agricultural Minerals and Chemicals Inc.,
                              Agricultural Minerals Company, L.P., A/S
                              Bulkhandling, Beaumont Methanol Corporation, BMC
                              Holdings Inc., Coltec Industries Inc, Container
                              Corporation of America, Hamilton Services
                              Limited, Jefferson Smurfit Corporation, PSF
                              Finance Holdings, Inc., Shuttleway, SIBV/MS
                              Holdings, Inc., Stanklav Holdings, Inc.,
                              Waterford Wedgwood plc (Deputy Chairman) and
                              Waterford Wedgwood U.K. plc.
Frank V. Sica..........  42   Managing Director of MS&Co. since 1988. Vice
Director                      President and Director of MSLEF II, Inc. since
                              1989 and Vice Chairman of MSCP III. Director of
                              ARM Financial Group, Inc., Coltec Industries
                              Inc, Consolidated Hydro, Inc., Emmis
                              Broadcasting Corporation, Interstate Natural Gas
                              Company, Kohl's Corporation, PageMart, Inc.,
                              Southern Pacific Rail Corporation and Sullivan
                              Communications, Inc.
Robert H. Niehaus......  38   Managing Director of MS&Co. since 1990;
Director                      Principal of MS&Co. from 1988 to 1990. Vice
                              President and Director of MSLEF II and Vice
                              Chairman of MSCP III. Director of American
                              Italian Pasta Company, MS Distribution Inc.,
                              Randall's Management Corp., Inc., Shuttleway,
                              Silgan Corporation, Silgan Holdings Inc.,
                              Tennessee Valley Steel Corp., Waterford Wedgwood
                              plc (Chairman) and Waterford Crystal Ltd.
James S. Hoch..........  33   Principal of MS&Co. since February 1993; Vice
Director                      President of MS&Co. from January 1991 to
                              February 1993; Associate of MS&Co. prior to that time. Director of Silgan Corporation, Silgan
                              Holdings Inc. and Sullivan Communications, Inc.

EXECUTIVE OFFICERS OF THE COMPANY

     The following table provides certain information about each of the current executive officers of the Company. All executive officers are elected by, and serve at the discretion of, the Board of Directors. None of the executive officers of the Company is related by blood, marriage or adoption to any other executive officer or director of the Company.

                                PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
   NAME AND POSITION               FIVE-YEAR EMPLOYMENT HISTORY AND OTHER
   WITH THE COMPANY      AGE                   DIRECTORSHIPS
- -----------------------  ---  ------------------------------------------------
Donald H. DeMeuse......  57   See description under "--Directors of the
  Chairman of the Board       Company."
  and Chief Executive
  Officer
Kathleen J. Hempel.....  43   See description under "--Directors of the
  Vice Chairman and           Company."
  Chief Financial
  Officer
Michael T. Riordan.....  43   See description under "--Directors of the
  President and Chief         Company."
  Operating Officer
Andrew W. Donnelly.....  51   Executive Vice President for more than five
  Executive Vice              years.
  President
John F. Rowley.........  53   Executive Vice President for more than five
  Executive Vice              years.
  President
Jeffrey P. Eves........  47   Vice President for more than five years.
  Vice President
George F. Hartmann, Jr.  51   Vice President for more than five years.
  Vice President
James W. Nellen II.....  46   Vice President and Secretary for more than five
  Vice President and          years.
  Secretary
Daniel J. Platkowski...  43   Vice President for more than five years.
  Vice President
Timothy G. Reilly......  43   Vice President for more than five years.
  Vice President
Donald J. Schneider....  57   Vice President since July 1989. Prior to that
  Vice President              time, Director of Research and Development.
David K. Wong..........  44   Vice President since June 1993; Director of
  Vice President              Personnel from September 1990 until June 1993.
                              Prior to that time, Director of Recruiting and
                              Training.
R. Michael Lempke......  41   Treasurer since November 1989; Assistant
  Treasurer                   Treasurer prior to that time.
Charles L. Szews.......  37   Controller since November 1989; Director of
  Controller                  Financial Reporting prior to that time.
David A. Stevens.......  44   Assistant Vice President for more than five
  Assistant Vice              years.
  President

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

     The following table presents information concerning compensation paid for services to the Company during the last three fiscal years to the Chief Executive Officer and the four other most highly compensated executive officers (the "Named Executive Officers") of the Company.

                           SUMMARY COMPENSATION TABLE

                                                                                              LONG-TERM
                                                                                             COMPENSATION
                                                            ANNUAL COMPENSATION                 AWARDS
                                                 -----------------------------------------  --------------
                                                                            OTHER ANNUAL      NUMBER OF        ALL OTHER
         PRINCIPAL POSITION             YEAR       SALARY        BONUS     COMPENSATION(1)   OPTIONS/SARS   COMPENSATION(2)
- ------------------------------------  ---------  -----------  -----------  ---------------  --------------  ---------------
Donald H. DeMeuse...................       1992  $   675,000  $    55,250     $   3,831                0(3)   $    57,480
  Chairman and Chief Executive             1991      525,000            0         3,125           17,000           50,383
  Officer                                  1990      520,000      504,400         1,981            5,000           50,685
Kathleen J. Hempel..................       1992      456,923       37,400             0                0           27,222
  Vice Chairman and Chief Financial        1991      404,616            0             0            5,000           27,610
  Officer                                  1990      400,000      388,000             0                8           28,159
Michael T. Riordan..................       1992      248,846       20,171           317                0(3)        15,028
  President and Chief Operating            1991      161,346            0             0            7,000           11,323
  Officer                                  1990      153,077      135,800             0            2,000           11,172
Andrew W. Donnelly..................       1992      342,692       28,050             0                0(3)        20,133
  Executive Vice President                 1991      293,077            0             0            8,000           19,693
                                           1990      276,154      242,500             0            3,000           19,183
                                           1992      244,039       19,975             0                0(3)        14,561
                                           1991      210,962            0             0            7,000           14,405
                                           1990      203,077      218,842             0            2,000           14,372
John F. Rowley......................
  Executive Vice President

- ---------------

(1) Includes amounts reimbursed for the payment of taxes.

(2) Vested and non-vested Company contributions to the Company's profit sharing plan and supplemental retirement plan, including Company contributions to the Company's supplemental retirement plan which were paid to the participant.

(3) All options granted in 1990 were canceled in 1991.

     The following table presents information concerning the fiscal year-end value of unexercised stock options for the Named Executive Officers. No stock options were exercised by or granted to the Named Executive Officers during 1992.

            AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND
                       FISCAL YEAR-END OPTION/SAR VALUES

                                                  NUMBER OF UNEXERCISED         VALUE OF UNEXERCISED
                                                         OPTIONS                IN-THE-MONEY OPTIONS
                                                HELD AT DECEMBER 31, 1992   HELD AT DECEMBER 31, 1992(1)
                                                --------------------------  ----------------------------
                                                EXERCISABLE  UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                                                -----------  -------------  -------------  -------------
Donald H. DeMeuse.............................      57,660        25,915    $   1,065,200   $   266,300
Kathleen J. Hempel............................      67,812        20,703        1,336,240       334,060
Michael T. Riordan............................      11,567         7,642          195,340        48,840
Andrew W. Donnelly............................      15,348         9,087          262,960        65,740
John F. Rowley................................      10,713         7,429          178,260        44,580

- ---------------

(1) Total value of options is based on a fair market value of $120.00 per share as of December 31, 1992. The Common Stock of the Company is not registered or publicly traded and, therefore, a public market price of the stock is not available. However, in November 1990, the Company negotiated a
                                         (Footnotes continued on following page)

(Footnotes continued from preceding page) series of private placements of its Common Stock and pursuant thereto sold 1,361,469 shares of Common Stock at $120.00 per share. In addition, the Company granted non-qualified stock options to executive officers and other key employees of the Company during 1991 and 1992 based upon a fair market value of $120.00 per share. Due to the effects of adverse tissue industry operating conditions on its long-term earnings forecast, the Company decreased the estimated fair market valuation of its Common Stock in the third quarter of 1993. As a result, all unexercised stock options are no longer in-the-money. In addition, the Company reversed all previously accrued employee stock compensation expense. See "Certain Transactions--Management Equity Plan," Notes 12 and 13 to the audited consolidated financial statements and Note 9 to the unaudited condensed consolidated financial statements included elsewhere in this Prospectus.

DIRECTORS' COMPENSATION


     Directors of the Company do not receive any compensation for service on the Board of Directors.


EMPLOYMENT AGREEMENTS

     The Named Executive Officers have three-year employment agreements with the Company (the "Employment Agreements") which took effect in 1993. The Employment Agreements contain customary employment terms, have an initial duration of three years beginning October 15, 1993 for Mr. DeMeuse, Ms. Hempel and Mr. Riordan, and December 10, 1993 for Mr. Donnelly and Mr. Rowley, provide for automatic one-year extensions (unless notice not to extend is given by either party at least six months prior to the end of the effective term), and provide for base annual salaries and annual incentive bonuses. In addition, the Employment Agreements for Mr. DeMeuse, Ms. Hempel and Mr. Riordan provide for participation in additional bonus arrangements which may be agreed upon in good faith from time to time with the Company. The Employment Agreements provide that certain payments in lieu of salary and bonus are to be made and certain benefits are to be continued for a stated period following termination of employment. The time periods for such payments vary depending on the cause of termination. The amount of the payments to be made to each individual would vary depending upon such individual's level of compensation and benefits at the time of termination and whether such employment is terminated prior to the end of the term by the Company for "cause" or by the employee for "good reason" (as such terms are defined in the Employment Agreements) or otherwise during the term of the agreements. In addition, the Employment Agreements for Mr. DeMeuse, Ms. Hempel and Mr. Riordan include noncompetition and confidentiality provisions.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Executive Committee of the Board of Directors of the Company (the "Executive Committee") acts as a compensation committee for determining certain aspects of the compensation of the executive officers of the Company. The members of the Executive Committee are Donald H. DeMeuse, the Company's Chairman and Chief Executive Officer, and Donald P. Brennan.

     The Executive Committee administers the Company's Management Equity Plan (as defined below) which provides for the offer of Common Stock and the grant of options to purchase Common Stock to executive officers and certain other key employees of the Company. See "Certain Transactions--Management Equity Plan." The Executive Committee selects the officers and key employees to whom Common Stock will be offered or options will be granted.

     The Executive Committee also administers the Company's Management Incentive Plan (as defined below) under which annual cash awards are paid to employees serving in key executive, administrative, professional and technical capacities. Awards are based upon the extent to which the Company's financial performance during the year has met or exceeded certain performance goals specified by the Executive Committee.

     The Chief Executive Officer's salary is determined by the entire Board of Directors. The salaries of the other executive officers who also serve as directors of the Company are determined by the Executive Committee. The salaries of other executive officers of the Company are determined by the Company's Chief Executive Officer.

                           OWNERSHIP OF COMMON STOCK

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of September 30, 1993, by holders having beneficial ownership of more than five percent of the Company's Common Stock, by certain other principal holders, by each of the Company's directors, by the Named Executive Officers, and by all directors and all executive officers of the Company as a group.

                                                                                    SHARES BENEFICIALLY OWNED
                                                                                    --------------------------
                                                                                     NUMBER OF    PERCENTAGE
    NAME                                                                              SHARES       OF CLASS
- ----------------------------------------------------------------------------------  -----------  -------------
The Morgan Stanley Leveraged
Equity Fund II, L.P...............................................................    2,850,000(a)     48.6%
  1251 Avenue of the Americas
  New York, New York 10020
First Plaza Group Trust...........................................................    1,033,155      17.6
  c/o Mellon Bank, N.A., as Trustee
  1 Mellon Bank Center
  Pittsburgh, Pennsylvania 15258
Leeway & Co.......................................................................      516,577       8.8
  1 Monarch Drive
  North Quincy, Massachusetts 02171
Morgan Stanley Group Inc..........................................................      427,213(b)      7.3
  1251 Avenue of the Americas
  New York, New York 10020
Fort Howard Equity Investors II, L.P..............................................      261,737(c)      4.5
  1251 Avenue of the Americas
  New York, New York 10020
Fort Howard Equity Investors, L.P.................................................      102,000(d)      1.7
  1251 Avenue of the Americas
  New York, New York 10020
Donald H. DeMeuse.................................................................      100,100(e)      1.7
Kathleen J. Hempel................................................................       90,491(f)      1.5
Michael T. Riordan................................................................       17,934(g)   less than 1
Donald P. Brennan.................................................................            0       --
Frank V. Sica.....................................................................            0       --
Robert H. Niehaus.................................................................            0       --
James S. Hoch.....................................................................            0       --
Andrew W. Donnelly................................................................       22,735(h)   less than 1
John F. Rowley....................................................................       16,042(i)   less than 1
All Directors and Executive Officers as a Group...................................      345,994(j)      5.6

- ---------------
      (a)  Morgan Stanley Leveraged Equity Fund II, Inc. is the sole general partner of MSLEF II and is a wholly owned subsidiary of Morgan Stanley Group.
      (b)  Excludes 40,000 shares for which Morgan Stanley Group exercises exclusive voting rights on shares not beneficially owned.
      (c)  Morgan Stanley Equity Investors Inc. is the sole general partner of Fort Howard Equity Investors II, L.P. and is a wholly owned subsidiary of Morgan Stanley Group.
      (d)  Morgan Stanley Equity Investors Inc. is the sole general partner of Fort Howard Equity Investors, L.P. and is a wholly owned subsidiary of Morgan Stanley Group.
      (e)  Includes 74,375 shares subject to acquisition within 60 days by exercise of employee stock options.
      (f)  Includes 85,515 shares subject to acquisition within 60 days by exercise of employee stock options.
      (g)  Includes 15,409 shares subject to acquisition within 60 days by exercise of employee stock options.

                                         (Footnotes continued on following page)

                                       50

(Footnotes continued from preceding page)

      (h)  Includes 20,235 shares subject to acquisition within 60 days by exercise of employee stock options.
      (i)  Includes 14,342 shares subject to acquisition within 60 days by exercise of employee stock options.
      (j)  Includes 283,033 shares subject to acquisition within 60 days by exercise of employee stock options.

     Certain affiliates of Morgan Stanley Group are entitled, subject to the satisfaction of certain conditions, to receive up to 20% of certain gains realized by MSLEF II on its investment in Common Stock, up to 10% of certain gains realized by Fort Howard Equity Investors, L.P. and up to 10% of certain gains realized by FH Partners II.

                              CERTAIN TRANSACTIONS

MANAGEMENT EQUITY PLAN

     Effective as of April 29, 1991, the Board of Directors adopted the Fort Howard Corporation Management Equity Plan (the "Management Equity Plan"). The Management Equity Plan provides for the offer of Common Stock and the grant of options to purchase Common Stock to executive officers and certain other key employees of the Company.

     Executive officers or other key employees of the Company who purchase shares of Common Stock or are granted options pursuant to the Management Equity Plan ("Equity Investors") are required to enter into a Management Equity Plan Agreement with the Company, and to become bound by the terms of the Company's stockholders agreement. See "Certain Transactions--Stockholders Agreement."

     Options granted pursuant to the Management Equity Plan vest in accordance with a schedule determined at the time of grant and set forth in the applicable Management Equity Plan Agreement. Any such options will be subject to partial acceleration of vesting in the event of death or disability.

     Shares of Common Stock purchased pursuant to the Management Equity Plan, as well as options that have become vested, may not be transferred for an extended period of time, except in certain limited circumstances. Options which have not vested are not transferable.

     Subject to certain exceptions, under the Management Equity Plan, Equity Investors who terminate their employment with the Company before the later of
(i) the fifth anniversary of the date on which shares of Common Stock were purchased or options were granted, as the case may be, and (ii) the date on which 15% or more of the Common Stock has been sold in one or more public offerings, must sell their shares of Common Stock and vested options to the Company or its designee. The terms and conditions of such repurchases by the Company (including the determination of the applicable repurchase price) are substantially similar to those prescribed for the repurchase by the Company of shares of Common Stock and vested options acquired by certain executive officers and other key employees of the Company pursuant to the Management Equity Participation Agreement (as defined below). See "Certain Transactions--Management Equity Participation." Subject to certain exceptions, options which have not vested at the time an Equity Investor's employment is terminated are forfeited to the Company.

     The Management Equity Plan also provides that Equity Investors may put specified percentages of their shares of Common Stock and vested options to the Company annually during the period from the fifth anniversary of the date on which such shares were purchased or options were granted, as the case may be, to the date on which 15% or more of the Common Stock has been sold in one or more public offerings. The terms and conditions governing such put option are substantially similar to those prescribed for the exercise of the put option set forth in the Management Equity Participation Agreement.

     On April 30, 1991, certain executive officers and other key employees of the Company purchased an aggregate of 6,200 shares of Common Stock at $120 per share pursuant to the Management Equity Plan. In addition, options to purchase a total of 95,900 shares of Common Stock at an exercise price of $120 per share were granted in 1991 and 1992 pursuant to the Management Equity Plan to certain executive officers and other key employees of the Company, although no options were granted in 1992 to any of the Named Executive Officers. Such options vest at the rate of 20% per year. Further, the terms and conditions of options to purchase 15,500 shares of Common Stock granted in December 1988 at an exercise price of $100 per share pursuant to a predecessor plan are now governed by the Management Equity Plan.

MANAGEMENT EQUITY PARTICIPATION

     Mr. DeMeuse, Ms. Hempel, Mr. Riordan and other current executive officers and members of the Company's senior management (the "Management Investors") are parties to an Amended and Restated Management Equity Participation Agreement, as amended, with the Company, Morgan Stanley Group and MSLEF II (the "Management Equity Participation Agreement"), pursuant to which the Management Investors purchased 63,107 shares of Common Stock in 1988 and 4,896 shares of Common Stock in 1990 at $100 and $135 per share, respectively. Management Investors who purchased shares of Common Stock pursuant to the Management Equity Participation Agreement were also granted stock options to acquire 278,052 and 42,460 shares of Common Stock pursuant to the Management Equity Participation Agreement at exercises prices of $100 and $120 per share, respectively. Such options vest at the rate of 20% per year and are subject to partial acceleration of vesting in the event of death or disability. Certain of the Management Investors have also purchased shares of Common Stock and have been granted options to acquire additional shares of Common Stock pursuant to the terms of the Management Equity Plan. See "--Management Equity Plan."

     The Management Equity Participation Agreement prohibits for an extended period of time, except in certain limited circumstances, the transfer of Common Stock and rights to acquire Common Stock, including options that have become vested ("Vested Options"), held by the Management Investors. Options which have not vested are not transferable. Subject to certain exceptions relating to death and disability, the Management Equity Participation Agreement also provides that Management Investors who terminate their employment with the Company within five years of the date (the "Effective Date") on which shares of Common Stock were purchased and options were granted shall sell their shares of Common Stock and Vested Options to the Company or its designee. In the case of termination by the Company without "cause" (as defined), termination as a result of death or disability or retirement at an age of at least 55 years, or, only in the case of Mr. DeMeuse or Ms. Hempel, the voluntary termination of employment by a Management Investor for "good reason" (as defined), the purchase price to be paid by the Company for shares of Common Stock is equal to the greater of the consideration paid for each share or the fair market value of such shares (except that the purchase price is equal to fair market value with respect to shares acquired in 1990 by Management Investors other than Mr. DeMeuse). (Under the Management Equity Plan, the purchase price upon such a termination of employment is in all cases equal to fair market value.) In all other cases, the purchase price to be paid by the Company for shares of Common Stock is equal to the lesser of the consideration paid for each share or the fair market value of such shares. Without regard to the reason for termination, the purchase price to be paid by the Company for Vested Options is equal to the fair market value of the shares subject to the options, minus the aggregate exercise price. The Management Equity Participation Agreement also provides that Management Investors shall sell to the Company or its designee the shares of Common Stock and Vested Options held by them if they terminate their employment with the Company after the date which is five years from the Effective Date unless as of such date 15% or more of the Common Stock has been sold in one or more public offerings. In such event, the purchase price to be paid by the Company for shares of Common Stock and Vested Options is equal to their fair market value. Subject to certain exceptions, any options which have not vested at the time a Management Investor's employment is terminated are forfeited to the Company.

     The Management Equity Participation Agreement also provides that the Management Investors may put to the Company annually during the period from the fifth anniversary of the Effective Date to the date on which 15% or more of the Common Stock has been sold in one or more public offerings, specified percentages of their shares of Common Stock and Vested Options at a price equal to their fair market value. In certain circumstances and subject to certain limitations, Mr. DeMeuse and Ms. Hempel may require MSLEF II or Morgan Stanley Group to fulfill the Company's purchase obligations upon any termination of employment or exercise of the put option.

     The Management Equity Participation Agreement also provides that the Company will indemnify Management Investors for taxes on income which may be recognized upon the vesting of shares of Common Stock under certain circumstances. The indemnity is limited to the tax benefit to the Company, and if the tax benefit has not yet been received by the Company in cash at the time when the taxes must be paid by a Management Investor, the Company will make a non-recourse loan to the Management Investor (secured by Common Stock and Vested Options) until the time the tax benefit is actually received.

     The Management Equity Participation Agreement contains noncompetition provisions applicable to each Management Investor except Mr. DeMeuse, Ms. Hempel and Mr. Riordan, whose noncompetition agreements are contained in their respective Employment Agreements. (Similar noncompetition provisions are applicable to the Equity Investors under the Management Equity Plan.) The Company's obligation to make non-recourse loans under the Management Equity Participation Agreement or purchase shares of Common Stock for cash pursuant to the Management Equity Participation Agreement or the Management Equity Plan is subject to restrictions contained in any debt or lease agreements to which it is a party.

     In 1988 and 1990, the Company's former chairman of the board and chief executive officer acquired shares of Common Stock and was granted options to acquire additional shares of Common Stock pursuant to the Management Equity Participation Agreement. Under the terms of an agreement entered into with the Company at the time of his resignation in July 1990, he retained his entire interest in the Company's Common Stock and all options to acquire additional shares thereof granted to him pursuant to the Management Equity Participation Agreement were vested. In addition, all the shares of the Company's Common Stock then owned by him became putable to the Company, and he retained certain other put rights previously granted to him with respect to such options and the shares issuable upon the exercise thereof. Except as set forth above, the former chairman and chief executive officer's interest in the Company's Common Stock remains subject to terms substantially equivalent to the relevant terms of the Management Equity Participation Agreement.

STOCKHOLDERS AGREEMENT

     The Company, Morgan Stanley Group, MSLEF II, certain other investors and the Management Investors have entered into a stockholders agreement (the "Stockholders Agreement"), which contains certain restrictions with respect to the transferability of Common Stock by the parties thereunder, certain registration rights granted by the Company with respect to such shares and certain voting arrangements. The Stockholders Agreement will terminate as of such time as more than 50% of the shares of Common Stock then outstanding have been sold pursuant to one or more public offerings.

     Pursuant to the terms of the Stockholders Agreement, no holder of Common Stock who is a party or becomes a party to the Stockholders Agreement (a "Holder") may sell or otherwise encumber Common Stock beneficially owned by such Holder unless such transfer is to (i) certain permitted transferees (related persons or affiliated entities) of such Holder, (ii) the Company, or in certain cases its designees, (iii) subject to certain rights of first refusal by the other Holders and the Company, any person if immediately after such sale the transferee and its affiliates do not in the aggregate beneficially own more than 15% of the Common Stock then outstanding, subject to receipt of a legal opinion that such sale does not require the Common Stock to be registered under the Securities Act, and such transferee is not determined by the Board of Directors of the Company to be an "Adverse Person" (as defined in the Stockholders Agreement), (iv) any person pursuant to a public offering, or (v) any person pursuant to Rule 144 under the Securities Act after 15% or more of the Common Stock has been sold pursuant to one or more underwritten public offerings. Notwithstanding the above, however, Morgan Stanley Group and MSLEF II have the right to transfer all or any portion of the Common Stock beneficially owned by them (i) at any time in connection with the refinancing of the Company's outstanding indebtedness, or (ii) at any time in connection with one transaction or a series of transactions in which Morgan Stanley Group and/or MSLEF II intends to sell such number of shares of Common Stock then constituting a majority of the outstanding shares of Common Stock subject to the Stockholders Agreement.

     In the event that one or more Holders (each a "Controlling Stockholder") sell a majority of the shares of Common Stock subject to the Stockholders Agreement to a third party, each other Holder has the right to elect to sell on the same terms the same percentage of such other Holder's shares to the third party as the Controlling Stockholder is selling of its shares of Common Stock. In addition, if a Controlling Stockholder sells all of its shares of Common Stock to a third party, the Controlling Stockholder has the right to require that the remaining Holders sell all of their shares to the third party on the same terms.

     Pursuant to the terms of the Stockholders Agreement, Holders of specified percentages of Common Stock will be entitled to certain demand registration rights ("Demand Rights") with respect to shares of Common Stock held by them; provided, however, that the Company (or purchasers designated by the Company) shall have the right to purchase at fair market value the shares which are the subject of Demand Rights in lieu of registering such shares of Common Stock. In addition to the Demand Rights, Holders are, subject to certain limitations, entitled to register shares of Common Stock in connection with a registration statement prepared by the Company to register its equity securities. The Stockholders Agreement contains customary terms and provisions with respect to, among other things, registration procedures and certain rights to indemnification granted by parties thereunder in connection with the registration of Common Stock subject to such agreement.

     The Stockholders Agreement also requires the Holders to vote for director designees of Morgan Stanley Group and its affiliates (including one director designated by MSLEF II) ensuring Morgan Stanley Group and its affiliates majority board representation for so long as they own a majority of the outstanding Common Stock.

     Pursuant to the Stockholders Agreement, Holders have certain preemptive rights, subject to certain exceptions, with respect to future issuances of shares or share equivalents of Common Stock so that such Holders may maintain their proportional equity ownership interest in the Company.

THE CUP TRANSFER AND CUP SALES

     On November 14, 1989, the Company transferred all the capital stock of Fort Howard Cup to Sweetheart, a new company organized on behalf of MSLEF II, the Company and certain executive officers of Sweetheart and other investors in the Cup Transfer. The business transferred to Sweetheart constituted all the Company's U.S. and Canadian disposable foodservice operations.

     As a result of the Cup Transfer, the Company received (i) $532.25 million in cash, (ii) 430,172 shares of Sweetheart Class B Common Stock representing 49.9% of the Sweetheart Common Stock then outstanding, with a fair value of $87.4 million, and (iii) certain other adjustments. The total value of the cash and other assets received by the Company as a result of the Cup Transfer was approximately $620 million. The Company has not undertaken any guarantees of Sweetheart's indebtedness as a result of the Cup Transfer.

     On the date of the Cup Transfer, the Sweetheart Class B Common Stock owned by the Company constituted 49.9% of the shares of Sweetheart Common Stock then outstanding, and the Sweetheart

Class A Common Stock owned by MSLEF II, Morgan Stanley and certain executive officers and key employees of Sweetheart and other investors constituted 22.4%, 14% and 13.7%, respectively, of the shares of Sweetheart Common Stock then outstanding.

     On December 29, 1989, the Company sold its Pacific Basin cup business for approximately $10.7 million in cash as part of a program to divest its remaining international cup operations. The Company sold its European disposable foodservice operations for a net selling price of approximately $49 million on December 30, 1991. On August 30, 1993, the Company sold all of its Sweetheart Class B Common Stock for $5.1 million.

     As a result of the completion of the Cup Transfer and the sales of its remaining international cup operations, the Company has divested all of its operating interests in those businesses.

OTHER TRANSACTIONS

     The Company has entered into an agreement with MS&Co. for financial advisory services in consideration for which the Company pays MS&Co. an annual fee of $1 million. MS&Co. is also entitled to reimbursement for all reasonable expenses incurred in performance of the foregoing services. The Company paid MS&Co. approximately $1.1 million, $1.1 million and $1.3 million for these and other miscellaneous services in 1992, 1991 and 1990, respectively. In connection with the sale of the 9 1/4% Notes and the 10% Notes in 1993, MS&Co. received approximately $19.5 million of underwriting fees. In 1992, MS&Co. received approximately $0.7 million in connection with the underwriting of the reissuance of the Company's Development Authority of Effingham County Pollution Control Revenue Refunding Bonds, Series 1988. In connection with the issuance of the Pass Through Certificates in 1991, MS&Co. received approximately $2.9 million of advisory and underwriting fees. In connection with the Company's sale of Senior Secured Notes in 1991, MS&Co. received approximately $6.8 million of advisory fees. In addition, with regard to a 1989 sale and leaseback transaction, MS&Co. received approximately $2.3 million of advisory fees. Also, in 1988, the Company paid MS&Co. $325,000 for services connected with the negotiation of interest rate cap and swap agreements.

     Based on transactions of similar size and nature, the Company believes the foregoing fees received by MS&Co. are no less favorable to the Company than would be available from unaffiliated third parties.

     MS&Co. served as lead underwriter for the initial public offering of the 9 1/4% Notes, 10% Notes, 12 3/8% Notes, 12 5/8% Debentures, 14 1/8% Debentures and Pass Through Certificates and is a market-maker with respect to such securities. In connection with the repurchases of certain of the Company's securities as described in Note 8 to the audited consolidated financial statements included elsewhere in the Prospectus, $52.8 million aggregate principal amount at maturity of the 14 5/8% Debentures and $132.7 million aggregate principal amount at maturity of the 14 1/8% Debentures were purchased through MS&Co. In addition, $46.5 million and $77.5 million aggregate principal amount at maturity of the 14 1/8% Debentures were purchased from Leeway & Co. and First Plaza Group Trust, respectively, shareholders of the Company. The purchases were made in negotiated transactions at market prices.

                            DESCRIPTION OF THE NOTES


     The Senior Notes are to be issued under an Indenture, to be dated as of February 1, 1994 (the "Senior Note Indenture"), between the Company and Norwest Bank Wisconsin, N.A., as Trustee (the "Senior Note Trustee"). The Senior Subordinated Notes are to be issued under an Indenture, to be dated as of February 1, 1994 (the "Senior Subordinated Note Indenture"), between the Company and The Bank of New York, as Trustee (the "Senior Subordinated Note Trustee"). The Senior Note Indenture and the Senior Subordinated Note Indenture are hereinafter referred to collectively as the "Indentures." The Senior Note Trustee and the Senior Subordinated Note Trustee are sometimes hereinafter referred to collectively as the "Trustees." Any reference to a "Trustee" means the Senior Note Trustee or the Senior Subordinated Note Trustee, as the context may require.


     A copy of the form of each Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part and is available as described under "Additional Information." The following summaries of certain provisions of the respective Indentures do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the respective Indentures, including the definitions of certain terms therein and those terms made a part thereof by the Trust Indenture Act of 1939, as amended. Wherever particular Sections or defined terms of the Indentures not otherwise defined herein are referred to, such Sections or defined terms shall be incorporated herein by reference.

GENERAL

     Principal of, premium, if any, and interest on the Senior Notes and the Senior Subordinated Notes will be payable, and the Senior Notes and the Senior Subordinated Notes may be exchanged or transferred, at the office or agency of the Company in the Borough of Manhattan, The City of New York (which, for the Senior Notes, initially shall be the corporate trust office of the Senior Note Trustee, at 3 New York Plaza, 15th Floor, New York, New York 10004 and, for the Senior Subordinated Notes, initially shall be the corporate trust office of the Senior Subordinated Note Trustee, at 101 Barclay Street, New York, New York 10286); provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the Holders as such address appears in the Security Register. (Sections 2.01 and 2.03)

     The Senior Notes and the Senior Subordinated Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple of $1,000. (Section 2.02) No service charge shall be made for any registration of transfer or exchange of Senior Notes or Senior Subordinated Notes, but the Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith. (Section 2.05)

TERMS OF THE SENIOR NOTES

     The Senior Notes will be unsecured senior obligations of the Company, limited to $100 million aggregate principal amount, and will mature on February 1, 2002. Each Senior Note will bear interest at the rate per annum shown on the
front cover of this Prospectus from         , 1994 or from the most recent
Interest Payment Date to which interest has been paid or provided for, payable semiannually (to Holders of record at the close of business on the January 15 or July 15 immediately preceding the Interest Payment Date) on February 1 and August 1 of each year, commencing August 1, 1994. The Senior Notes will not be redeemable prior to maturity.

TERMS OF THE SENIOR SUBORDINATED NOTES


     The Senior Subordinated Notes will be unsecured senior subordinated obligations of the Company, limited to $650 million aggregate principal amount, and will mature on February 1, 2006. Each Senior Subordinated Note will bear interest at the rate per annum shown on the front cover of this Prospectus
from         , 1994 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually (to the Holders of record at the close of business on the January 15 or July 15 immediately preceding the Interest Payment Date) on February 1 and August 1 of each year, commencing August 1, 1994.


     Optional Redemption. The Senior Subordinated Notes will be redeemable, at the Company's option, in whole or in part, at any time on or after February 1, 1999, and prior to maturity, upon not less than 30 nor more than 60 days' prior notice mailed by first class mail to each Holder's last address as it appears in the Security Register, at the following Redemption Prices (expressed in percentages of principal amount), plus accrued interest to the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date to receive interest due on an Interest Payment Date that is on or prior to the Redemption Date), if redeemed during the 12-month period commencing on or after February 1 of the years set forth below:

                                                                                    REDEMPTION
YEAR                                                                                   PRICE
- --------------------------------------------------------------------------------  ---------------
1999............................................................................              %
2000............................................................................              %

and, after February 1, 2001, at 100% of principal amount. (Section 10.01)

     In addition, at any time prior to February 1, 1997, the Company may redeem
up to $            million aggregate principal amount of Senior Subordinated
Notes with the proceeds of one or more Public Equity Offerings following which there is a Public Market, at any time or from time to time, at a redemption
price (expressed as a percentage of principal amount) of     %, plus accrued
interest to the Redemption Date.

     Selection. In the case of any partial redemption, selection of the Senior Subordinated Notes for redemption will be made by the Senior Subordinated Note Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Senior Subordinated Notes are listed or, if the Senior Subordinated Notes are not listed on a national securities exchange, on a pro rata basis, by lot or by such other method as the Senior Subordinated Note Trustee in its sole discretion shall deem to be fair and appropriate; provided that no Senior Subordinated Note of $1,000 in original principal amount or less shall be redeemed in part. If any Senior Subordinated Note is to be redeemed in part only, the notice of redemption relating to such Senior Subordinated Note shall state the portion of the principal amount thereof to be redeemed. A new Senior Subordinated Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Senior Subordinated Note.

     The Bank Credit Agreement, the Senior Secured Note Agreement and the 1993 Term Loan Agreement each contain a covenant prohibiting the optional redemption of the Senior Subordinated Notes without the consent of a specified percentage in interest of lenders under the Bank Credit Agreement and the 1993 Term Loan Agreement, and of holders of Senior Secured Notes. The 9 1/4% Note Indenture and the Pass Through Certificate Leases also contain, and the Senior Note Indenture will contain, covenants limiting the optional redemption of the Senior Subordinated Notes.

RANKING

     The Indebtedness evidenced by the Senior Notes will rank pari passu in right of payment with all other senior indebtedness of the Company, including, without limitation, the Company's obligations under the Bank Credit Agreement, the 1993 Term Loan Agreement, the Pass Through Certificate Leases, certain other leases resulting from sale and leaseback transactions, the Senior Secured Notes (including the Senior Secured Note Agreement) and the 9 1/4% Notes.

     The Company's obligations under the Bank Credit Agreement, the 1993 Term Loan Agreement and the Senior Secured Note Agreement are secured by a first lien (subject to permitted liens) on the Shared Collateral. The Pass Through Certificates are indirectly secured by a lien on the Pass Through Assets, which consist of an owner trustee's interest in a paper manufacturing facility, power plant and certain equipment related thereto located at the Company's Savannah River mill, all of which are leased to the Company by such owner trustee under the Pass Through Certificate Leases. The Pass Through Certificate Leases are treated as capital leases pari passu with the Senior Notes. In addition, the Company has obligations resulting from other sale and leaseback transactions which are treated as capital leases pari passu with the Senior Notes. The Notes are not secured. The holders of Secured Indebtedness will be entitled to payment of their Indebtedness out of the proceeds of their collateral prior to the holders of any unsecured obligations of the Company, including the Notes. After giving effect to the Refinancing, as of September 30, 1993, the Company and its subsidiaries would have had outstanding approximately $1.1 billion of Secured Indebtedness and an additional $150 million available for borrowing under the Revolving Credit Facility. See "Certain Risk Factors--Subordination of the Senior Subordinated Notes and Effect of Asset Encumbrances," "Capitalization," "Selected Historical Consolidated Financial Data" and "Pro Forma Financial Data."


     At September 30, 1993, the Company's subsidiaries had outstanding liabilities of $124 million, including trade payables. The Notes will be effectively subordinated to liabilities of the Company's subsidiaries, including trade payables.


     The payment of the Senior Subordinated Obligations will, to the extent set forth in the Senior Subordinated Note Indenture, be subordinated in right of payment to the prior payment in full, in cash or cash equivalents, of all Senior Indebtedness, including, without limitation, the Company's obligations under the Bank Credit Agreement, the 1993 Term Loan Agreement, the Senior Secured Notes, the Pass Through Certificate Leases (to the extent required to pay the Pass Through Certificate Secured Notes in full), and the 9 1/4% Notes. After giving pro forma effect to the Refinancing as of September 30, 1993, approximately $1,654 million of Senior Indebtedness of the Company would have been outstanding. The Senior Subordinated Notes will rank senior in right of payment to the 12 5/8% Debentures that remain outstanding after the 12 5/8% Debenture Redemption, the 14 1/8% Debentures and the 10% Notes. See "Capitalization" and "Selected Historical Consolidated Financial Data."


     To the extent any payment of Senior Indebtedness (whether by or on behalf of the Company, as proceeds of security or enforcement of any right of setoff or otherwise) is declared to be fraudulent or preferential, set aside or required to be paid to any receiver, trustee in bankruptcy, liquidating trustee, agent or other similar Person under any bankruptcy, insolvency, receivership, fraudulent conveyance or similar law, then, if such payment is recovered by, or paid over to, such receiver, trustee in bankruptcy, liquidating trustee, agent or other similar Person, the Senior Indebtedness or part thereof originally intended to be satisfied shall be deemed to be reinstated and outstanding as if such payment had not occurred. To the extent the obligation to repay any Senior Indebtedness is declared to be fraudulent, invalid, or otherwise set aside under any bankruptcy, insolvency, receivership, fraudulent conveyance or similar law, then the obligation so declared fraudulent, invalid or otherwise set aside (and all other amounts that would come due with respect thereto had such obligation not been so affected) shall be deemed to be reinstated and outstanding as Senior Indebtedness for all purposes of the Senior Subordinated Note Indenture as if such declaration, invalidity or setting aside had not occurred. Upon any payment or distribution of assets or securities of the Company of any kind or character, whether in cash, property or securities, upon any dissolution or winding up or total or partial liquidation or reorganization of the Company, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings, all amounts due or to become due upon all Senior Indebtedness (including any interest accruing subsequent to an event of bankruptcy, whether or not such interest is an allowed claim enforceable against the debtor under the United States Bankruptcy Code) shall first be paid in full, in cash or cash equivalents, before the Holders of the Senior Subordinated Notes or the Senior Subordinated Note Trustee on behalf of the Holders of the Senior Subordinated Notes shall be entitled to receive any payment by the Company on account of Senior Subordinated Obligations, or any payment to acquire any of the Senior Subordinated Notes for cash, property or securities, or any distribution with respect to the Senior Subordinated Notes of any cash, property or securities. Before any payment may be made by, or on behalf of, the Company of any Senior Subordinated Obligations upon any such dissolution, winding up, liquidation or reorganization, any payment or distribution of assets or securities of the Company of any kind or character, whether in cash, property or securities, to which the Holders of the Senior Subordinated Notes or the Senior Subordinated Note Trustee on behalf of the Holders of the Senior Subordinated Notes would be entitled, but for the subordination provisions of the Senior Subordinated Note Indenture, shall be made by the Company or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other similar Person making such payment or distribution or by the Holders of the Senior Subordinated Notes or the Senior Subordinated Note Trustee if received by them or it, directly to the holders of the Senior Indebtedness (pro rata to such holders on the basis of the respective amounts of Senior Indebtedness held by such holders) or their representatives or to the trustee or trustees under any indenture pursuant to which Senior Indebtedness may have been issued, as their respective interests appear, to the extent necessary to pay all such Senior Indebtedness in full, in cash or cash equivalents, after giving effect to any concurrent payment, distribution or provision therefor to or for the holders of such Senior Indebtedness.

     No direct or indirect payment by or on behalf of the Company of Senior Subordinated Obligations, whether pursuant to the terms of the Senior Subordinated Notes or upon acceleration or otherwise shall be made if, at the time of such payment, there exists a default in the payment of all or any portion of the obligations on any Senior Indebtedness, and such default shall not have been cured or waived or the benefits of this sentence waived by or on behalf of the holders of such Senior Indebtedness. In addition, during the continuance of any other event of default with respect to (i) the Bank Credit Agreement, the Senior Secured Note Agreement or the 1993 Term Loan Agreement pursuant to which the maturity thereof may be accelerated and (a) upon receipt by the Senior Subordinated Note Trustee of written notice from any Bank Agent or
(b) if such event of default under the Bank Credit Agreement, the Senior Secured Note Agreement or the 1993 Term Loan Agreement results from the acceleration of the Senior Subordinated Notes, from and after the date of such acceleration, no such payment may be made by or on behalf of the Company upon or in respect of the Senior Subordinated Notes for a period (a "Payment Blockage Period") commencing on the earlier of the date of receipt of such notice or the date of such acceleration and ending 159 days thereafter (unless such Payment Blockage Period shall be terminated by written notice to the Senior Subordinated Note Trustee from any Bank Agent or such event of default has been cured or waived) or (ii) any other Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated, upon receipt by the Senior Subordinated Note Trustee of written notice from the trustee or other representative for the holders of such other Designated Senior Indebtedness (or the holders of at least a majority in principal amount of such other Designated Senior Indebtedness then outstanding), no such payment may be made by or on behalf of the Company upon or in respect of the Senior Subordinated Notes for a Payment Blockage Period commencing on the date of receipt of such notice and ending 119 days thereafter (unless, in each case, such Payment Blockage Period shall be terminated by written notice to the Senior Subordinated Note Trustee from such trustee of, or other representatives for, such holders). Not more than one Payment Blockage Period may be commenced with respect to the Senior Subordinated Notes during any period of 360 consecutive days; provided that, subject to the limitations set forth in the next sentence, the commencement of a Payment Blockage Period by the representatives for, or the holders of, Designated Senior Indebtedness other than under the Bank Credit Agreement or the 1993 Term Loan Agreement or under clause (i)(b) of this paragraph shall not bar the commencement of another Payment Blockage Period by the Bank Agents within such period of 360 consecutive days. Notwithstanding anything in the Senior Subordinated Note Indenture to the contrary, there must be 180 consecutive days in any 360-day period in which no Payment Blockage Period is in effect. No event of default (other than an event of default pursuant to the financial maintenance covenants under the Bank Credit Agreement, the Senior Secured Note Agreement or the 1993 Term Loan Agreement) that existed or was continuing (it being acknowledged that any subsequent action that would give rise to an event of default pursuant to any provision under which an event of default previously existed or was continuing shall constitute a new event of default for this purpose) on the date of the commencement of any Payment Blockage Period with respect to the Designated Senior Indebtedness initiating such Payment Blockage Period shall be, or shall be made, the basis for the commencement of a second Payment Blockage Period by the representative for, or the holders of, such Designated Senior Indebtedness, whether or not within a period of 360 consecutive days, unless such event of default shall have been cured or waived for a period of not less than 90 consecutive days. (Article Eleven)

     By reason of the subordination provisions described above, in the event of liquidation or insolvency, creditors of the Company who are not holders of Senior Indebtedness may recover less ratably than holders of Senior Indebtedness and may recover more ratably than Holders of the Senior Subordinated Notes.

     "Senior Subordinated Obligations" is defined to mean any principal of, premium, if any, and interest on the Senior Subordinated Notes payable pursuant to the terms of the Senior Subordinated Notes or upon acceleration, including any amounts received upon the exercise of rights of rescission or other rights of action (including claims for damages) or otherwise, to the extent relating to the purchase price of the Senior Subordinated Notes or amounts corresponding to such principal, premium, if any, or interest on the Senior Subordinated Notes.

     "Senior Indebtedness" under the Senior Subordinated Note Indenture is defined to mean the following obligations of the Company, whether outstanding on the date of the Senior Subordinated Note Indenture or thereafter Incurred: (i) all Indebtedness and other monetary obligations of the Company under the Bank Credit Agreement, the 1993 Term Loan Agreement, any Interest Rate Agreement or any Currency Agreement and the Company's Guarantee of any Indebtedness or monetary obligation of any of its Subsidiaries under the Bank Credit Agreement, the 1993 Term Loan Agreement, any Interest Rate Agreement or any Currency Agreement, (ii) any principal of, premium, if any, and interest on the Senior Secured Notes, the 9 1/4% Notes and the Senior Notes, (iii) all other Indebtedness of the Company (other than the Senior Subordinated Notes), including principal and interest on such Indebtedness, unless such Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such Indebtedness is issued, is pari passu with, or subordinated in right of payment to, the Senior Subordinated Notes and (iv) all fees, expenses and indemnities payable in connection with the Bank Credit Agreement, the 1993 Term Loan Agreement and the Senior Secured Notes (including any agreement pursuant to which the Senior Secured Notes were issued) and, if applicable, Currency Agreements and Interest Rate Agreements; provided that the term "Senior Indebtedness" shall not include (a) the 12 3/8% Notes, the 12 5/8% Debentures, the 14 1/8% Debentures, the 10% Notes or any amounts payable under the indentures relating thereto, or amounts payable under the Pass Through Certificate Leases in excess of the amount necessary to pay the outstanding Pass Through Certificate Secured Notes (including accrued and unpaid interest) in full on the date of payment, (b) any Indebtedness of the Company that, when Incurred and without respect to any election under Section 1111(b) of the United States Bankruptcy Code, was without recourse to the Company, (c) any Indebtedness of the Company to a Subsidiary of the Company or to a joint venture in which the Company has an interest, (d) any Indebtedness of the Company (other than such Indebtedness already described in clause (i) above) of the type described in clause (iii) above and not permitted by the "Limitation on Indebtedness" covenant described below, (e) any repurchase, redemption or other obligation in respect of Redeemable Stock, (f) any Indebtedness to any employee of the Company or any of its Subsidiaries, (g) any liability for federal, state, local or other taxes owed or owing by the Company and (h) any Trade Payables. Senior Indebtedness will also include interest accruing subsequent to events of bankruptcy of the Company and its Subsidiaries at the rate provided for in the document governing such Senior Indebtedness, whether or not such interest is an allowed claim enforceable against the debtor in a bankruptcy case under federal bankruptcy law. (Section 1.01)

     "Designated Senior Indebtedness" under the Senior Subordinated Note Indenture is defined to mean (i) Indebtedness under the Bank Credit Agreement, the 1993 Term Loan Agreement or the Senior Secured Notes (including any agreement pursuant to which the Senior Secured Notes were issued) and (ii) any other Indebtedness constituting Senior Indebtedness that, at any date of determination, has an aggregate principal amount of at least $100 million and is specifically designated by the Company in the instrument creating or evidencing such Senior Indebtedness as "Designated Senior Indebtedness"; provided that, at the time of such designation, the aggregate outstanding amount (plus any unutilized commitments) under the Bank Credit Agreement shall be $200 million or less. (Section 1.01)

     Except as set forth in the Senior Subordinated Note Indenture, the subordination provisions described above will cease to be applicable to the Senior Subordinated Notes upon any defeasance of the Senior Subordinated Notes as described under "--Defeasance." (Article Seven)

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the covenants and other provisions of the Indentures. Reference is made to the appropriate Indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided. (Section 1.01)

     "Acquired Indebtedness" is defined to mean Indebtedness of a Person existing at the time such Person became a Subsidiary and not Incurred in connection with, or in contemplation of, such Person becoming a Subsidiary.

     "Adjusted Consolidated Assets" is defined to mean the total amount of assets of the Company and its Subsidiaries (less applicable depreciation, amortization and other valuation reserves), after deducting therefrom all current liabilities of the Company and its consolidated Subsidiaries, all as set forth on the most recently available consolidated balance sheet of the Company and its consolidated Subsidiaries, prepared in conformity with GAAP.

     "Adjusted Consolidated Net Income" is defined to mean, for any period, the aggregate net income (or loss) of any Person and its consolidated Subsidiaries for such period determined in conformity with GAAP; provided that the following items shall be excluded in computing Adjusted Consolidated Net Income (without duplication): (i) the net income (or loss) of such Person (other than a Subsidiary of such Person) in which any other Person (other than such Person or any of its Subsidiaries) has a joint interest, except to the extent of the amount of dividends or other distributions actually paid to such Person or any of its Subsidiaries by such other Person during such period, (ii) solely for the purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the "Limitation on Restricted Payments" covenant described below (and in such case, except to the extent includible pursuant to the foregoing clause (i) above), the net income (or loss) of such Person accrued prior to the date it becomes a Subsidiary of any other Person or is merged into or consolidated with such other Person or any of its Subsidiaries or all or substantially all of the property and assets of such Person are acquired by such other Person or any of its Subsidiaries, (iii) the net income (or loss) of any Subsidiary of such Person to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation and (iv) all extraordinary gains and extraordinary losses; provided that, solely for purposes of calculating the Interest Coverage Ratio (and in such case, except to the extent includible pursuant to clause (i) above), Adjusted Consolidated Net Income of the Company shall include the amount of all cash dividends received by the Company or any Subsidiary of the Company from an Unrestricted Subsidiary.

     "Administrative Agent" is defined to mean the Bank Agent under the Bank Credit Agreement or the 1993 Term Loan Agreement, or any successor thereto.

     "Affiliate" is defined to mean, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, is defined to mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. For purposes of this definition, no Bank Agent, Administrative Agent or Bank and no affiliate of any of them shall be deemed to be an Affiliate of the Company.

     "Asset Acquisition" is defined to mean (i) an investment by the Company or any of its Subsidiaries in any other Person pursuant to which such Person shall become a Subsidiary of the Company or any of its Subsidiaries or shall be merged into or consolidated with the Company or any of its Subsidiaries or (ii) an acquisition by the Company or any of its Subsidiaries of the assets of any Person other than the Company or any of its Subsidiaries that constitute substantially all of a division or line of business of such Person.

     "Asset Disposition" is defined to mean the sale or other disposition by the Company or any of its Subsidiaries (other than to the Company or another Subsidiary of the Company) of (i) all or substantially all of the Capital Stock of any Subsidiary of the Company or (ii) all or substantially all of the assets that constitute a division or line of business of the Company or any of its Subsidiaries.

     "Asset Sale" is defined to mean with respect to any Person, any sale, transfer or other disposition (including by way of merger, consolidation or sale-leaseback transactions) in one transaction or a series of related transactions by such Person or any of its Subsidiaries to any Person other than the Company or any of its Subsidiaries of (i) all or any of the Capital Stock of any Subsidiary of such Person, (ii) all or substantially all of the assets of a division or line of business of such Person or any of its Subsidiaries or (iii) any other assets of such Person or any of its Subsidiaries outside the ordinary course of business of such Person or such Subsidiary and in each case, that is not governed by the provisions of the Indentures applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of the Company; provided that, for the purposes of determining the restrictions under the "Limitation on Asset Sales" covenant described below, the Company may disregard sales or other dispositions of inventory, receivables and other current assets.

     "Attributable Indebtedness" is defined to mean, when used in connection with a sale-leaseback transaction referred to in the "Limitation on Sale-Leaseback Transactions" covenant described below, at any date of determination, the product of (i) the net proceeds from such sale-leaseback transaction and (ii) a fraction, the numerator of which is the number of full years of the term of the lease relating to the property involved in such sale-leaseback transaction (without regard to any options to renew or extend such term) remaining at the date of the making of such computation and the denominator of which is the number of full years of the term of such lease (without regard to any options to renew or extend such term) measured from the first day of such term.

     "Average Life" is defined to mean, at any date of determination with respect to any debt security, the quotient obtained by dividing (i) the sum of the product of (A) the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security multiplied by (B) the amount of such principal payment by (ii) the sum of all such principal payments.

     "Bank Agent" is defined to mean Bankers Trust Company, as agent for the Banks pursuant to the Bank Credit Agreement or the 1993 Term Loan Agreement, and any successor or successors thereto.

     "Bank Credit Agreement" is defined to mean the Credit Agreement, dated as of October 24, 1988, among the Company, the Banks party thereto and the Bank Agents party thereto, as amended to date, together with the related documents thereto (including, without limitation, any Guarantees and security documents), in each case, as such agreements may be amended (including any amendment and restatement thereof), supplemented, replaced or otherwise modified from time to time, including any agreement extending the maturity of, refinancing or otherwise restructuring (including, but not limited to, the inclusion of additional borrowers or Guarantors thereunder that are Subsidiaries of the Company and whose obligations are Guaranteed by the Company thereunder) all or any portion of the Indebtedness under such agreements or any successor agreements; provided that, with respect to any agreement providing for the refinancing of Indebtedness under the Bank Credit Agreement, such agreement shall be the Bank Credit Agreement under the Indentures only if a notice to that effect is delivered to the Trustee; and provided further that there shall be at any one time only one instrument, together with any related documents (including, without limitation, any Guarantees or security documents), that is the Bank Credit Agreement under the Indentures.

     "Banks" is defined to mean the lenders who are from time to time parties to the Bank Credit Agreement or the 1993 Term Loan Agreement.

     "Board of Directors" is defined to mean the Board of Directors of the Company or any committee of such Board of Directors duly authorized to act under the Indentures.

     "Business Day" is defined to mean any day except a Saturday, Sunday or other day on which commercial banks in The City of New York, or in the city of the Corporate Trust Office of the respective Trustees, are authorized by law to close.

     "Capital Stock" is defined to mean, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of such Person's capital stock, whether now outstanding or issued after the date of the Indenture, including, without limitation, all Common Stock and Preferred Stock.

     "Capitalized Lease" is defined to mean, as applied to any Person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person; and "Capitalized Lease Obligation" is defined to mean the rental obligations, as aforesaid, under such lease.

     "Closing Date" is defined to mean the date on which the Senior Notes or the Senior Subordinated Notes, as the case may be, are originally issued under their respective Indentures.

     "Common Stock" is defined to mean, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of such Person's common stock, whether now outstanding or issued after the date of the Indentures, including, without limitation, all series and classes of such common stock.

     "Consolidated Capital Expenditures" means expenditures (whether paid in cash or accrued as liabilities and including Capitalized Lease Obligations) of the Company and its Subsidiaries that, in conformity with GAAP, are included in the property, plant or equipment reflected in the consolidated balance sheet of the Company and its Subsidiaries.

     "Consolidated EBITDA" is defined to mean, with respect to any Person for any period, the sum of the amounts for such period of (i) Adjusted Consolidated Net Income, (ii) Consolidated Interest Expense, (iii) income taxes (other than income taxes (either positive or negative) attributable to extraordinary and non-recurring gains or losses or sales of assets), (iv) depreciation expense,
(v) amortization expense and (vi) all other non-cash items reducing Adjusted Consolidated Net Income, less all non-cash items increasing Adjusted Consolidated Net Income, all as determined on a consolidated basis for such Person and its Subsidiaries in conformity with GAAP; provided that, if a Person has any Subsidiary that is not a Wholly Owned Subsidiary, Consolidated EBITDA of such Person shall be reduced by an amount equal to (A) the Adjusted Consolidated Net Income of such Subsidiary multiplied by (B) the quotient of (1) the number of shares of outstanding Common Stock of such Subsidiary not owned on the last day of such period by such Person or any Subsidiary of such Person
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divided by (2) the total number of shares of outstanding Common Stock of such
Subsidiary on the last day of such period.

     "Consolidated Interest Expense" is defined to mean, with respect to any Person for any period, the aggregate amount of interest in respect of Indebtedness (including amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with the effective interest method of accounting; all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing; and the net costs associated with Interest Rate Agreements) and all but the principal component of rentals in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by such Person and its consolidated subsidiaries during such period; excluding, however, (i) any amount of such interest of any Subsidiary of such Person if the net income (or loss) of such Subsidiary is excluded in the calculation of Adjusted Consolidated Net Income for such Person pursuant to clause (iii) of the definition thereof (but only in the same proportion as the net income (or loss) of such Subsidiary is excluded from the calculation of Adjusted Consolidated Net Income for such Person pursuant to clause (iii) of the definition thereof) and (ii) any premiums, fees and expenses (and any amortization thereof) payable in connection with the Acquisition, the 1993 Refinancing and the Refinancing, all as determined in conformity with GAAP.

     "Consolidated Net Worth" is defined to mean, at any date of determination, shareholders' equity as set forth on the most recently available consolidated balance sheet of the Company and its consolidated Subsidiaries (which shall be as of a date not more than 60 days prior to the date of such computation), less, to the extent required in conformity with GAAP, any amounts attributable to Redeemable Stock or any equity security convertible into or exchangeable for Indebtedness, the cost of treasury stock and the principal amount of any promissory notes receivable from the sale of Capital Stock of the Company or any Subsidiary of the Company (excluding the effects of foreign currency exchange adjustments under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 52).

     "Currency Agreement" is defined to mean any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any of its Subsidiaries against fluctuations in currency values to or under which the Company or any of its Subsidiaries is a party or a beneficiary on the date of the Indentures or becomes a party or a beneficiary thereafter.

     "Domestic Subsidiary" is defined to mean any Subsidiary of the Company other than a Foreign Subsidiary.

     "Foreign Subsidiary" is defined to mean any Subsidiary of the Company that is organized under the laws of a jurisdiction other than the United States of America or any state thereof and more than 80% of the sales, earnings or assets (determined on a consolidated basis in conformity with GAAP) of which are located or derived from operations located in territories outside of the United States of America and jurisdictions outside the United States of America.

     "GAAP" is defined to mean generally accepted accounting principles in the United States of America as in effect as of the date of the Indentures, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Indentures shall be computed in conformity with GAAP, except that calculations made for purposes of determining compliance with the terms of the covenants described below and with other provisions of the Indentures shall be made without giving effect to (i) the amortization of any expenses incurred in connection with the Acquisition, the 1993 Refinancing or the Refinancing and (ii) except as otherwise provided, the amortization of any amounts required or permitted by Accounting Principles Board Opinion Nos. 16 and 17.

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     "Guarantee" is defined to mean any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

     "Holder" or "Securityholder" is defined to mean the registered holder of any Senior Note or any Senior Subordinated Note, as the case may be.

     "Incur" is defined to mean, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to or extend the maturity of or become responsible for, the payment of, contingently or otherwise, such Indebtedness; provided that neither the accrual of interest (whether such interest is payable in cash or kind) nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness.

     "Indebtedness" is defined to mean, with respect to any Person at any date of determination (without duplication), (i) all indebtedness of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto), (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables, (v) all obligations of such Person as lessee under Capitalized Leases, (vi) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness of such other Persons,
(vii) all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person, (viii) all obligations in respect of borrowed money under the Bank Credit Agreement, the 1993 Term Loan Agreement, the Senior Secured Notes, the Notes (including any agreements pursuant to which the Notes were issued) and any Guarantees thereof and (ix) to the extent not otherwise included in this definition, obligations under Currency Agreements and Interest Rate Agreements. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date; provided that the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP.

     "Interest Coverage Ratio" is defined to mean, with respect to any Person on any Transaction Date, the ratio of (i) the aggregate amount of Consolidated EBITDA of such Person for the four fiscal quarters for which financial information in respect thereof is available immediately prior to such Transaction Date to (ii) the aggregate Consolidated Interest Expense of such Person during such four fiscal quarters. In making the foregoing calculation,
(A) pro forma effect shall be given to (1) any Indebtedness Incurred subsequent to the end of the four-fiscal-quarter period referred to in clause (i) and prior to the Transaction Date (other than Indebtedness Incurred under a revolving credit or similar arrangement to the extent of the commitment thereunder (or under any predecessor revolving credit or similar arrangement) on the last day of such period), (2) any Indebtedness Incurred during such period
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to the extent such Indebtedness is outstanding at the Transaction Date and (3)
any Indebtedness to be Incurred on the Transaction Date, in each case as if such Indebtedness had been Incurred on the first day of such four-fiscal-quarter period and after giving effect to the application of the proceeds thereof; (B) Consolidated Interest Expense attributable to interest on any Indebtedness (whether existing or being Incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the date of computation (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months) had been the applicable rate for the entire period; (C) there shall be excluded from Consolidated Interest Expense any Consolidated Interest Expense related to any amount of Indebtedness that was outstanding during such four-fiscal-quarter period or thereafter but that is not outstanding or is to be repaid on the Transaction Date, except for Consolidated Interest Expense accrued (as adjusted pursuant to clause (B)) during such four-fiscal-quarter period under a revolving credit or similar arrangement to the extent of the commitment thereunder (or under any successor revolving credit or similar arrangement) on the Transaction Date; (D) pro forma effect shall be given to Asset Dispositions and Asset Acquisitions that occur during such four-fiscal-quarter period or thereafter and prior to the Transaction Date (including any Asset Acquisition to be made with the Indebtedness Incurred pursuant to clause (i) above) as if they had occurred on the first day of such four-fiscal-quarter period; (E) with respect to any such four-fiscal-quarter period commencing prior to the 1993 Refinancing or the Refinancing, the 1993 Refinancing or the Refinancing, as the case may be, shall be deemed to have taken place on the first day of such period; and (F) pro forma effect shall be given to asset dispositions and asset acquisitions that have been made by any Person that has become a Subsidiary of the Company or has been merged with or into the Company or any Subsidiary of the Company during the four-fiscal-quarter period referred to above or subsequent to such period and prior to the Transaction Date and that would have been Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a Subsidiary of the Company as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such period.

     "Interest Rate Agreement" is defined to mean any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement designed to protect the Company or any of its Subsidiaries against fluctuations in interest rates to or under which the Company or any of its Subsidiaries is a party or a beneficiary on the date of the Indentures or becomes a party or a beneficiary thereafter.

     "Investment" is defined to mean any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of any Person or its Subsidiaries) or other extension of credit or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by any other Person. For purposes of the definition of "Unrestricted Subsidiary" and the "Limitation on Restricted Payments" covenant described below, (i) "Investment" shall include the fair market value of the net assets of any Subsidiary of the Company at the time that such Subsidiary of the Company is designated an Unrestricted Subsidiary and shall exclude the fair market value of the net assets of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Subsidiary of the Company and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined by the Board of Directors in good faith.

     "Lien" is defined to mean any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof, any sale with recourse against the seller or any Affiliate of the seller).

     "Net Cash Proceeds" is defined to mean, with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment
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obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to the Company or any Subsidiary of the Company) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of (i) brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale, (ii) provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of the Company and its Subsidiaries, taken as a whole, (iii) payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (A) is secured by a Lien on the property or assets sold or (B) is required to be paid as a result of such sale and (iv) appropriate amounts to be provided by the Company or any Subsidiary of the Company as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with GAAP.

     "1993 Term Loan Agreement" is defined to mean the Term Loan Agreement, dated as of March 22, 1993, among the Company, the Banks party thereto and the Bank Agents party thereto, together with the related documents thereto (including, without limitation, any Guarantees and security documents), in each case, as such agreements may be amended (including any amendment and restatement thereof), supplemented, replaced or otherwise modified from time to time, including any agreement extending the maturity of, refinancing or otherwise restructuring (including, but not limited to, the inclusion of additional borrowers or Guarantors thereunder that are Subsidiaries of the Company and whose obligations are Guaranteed by the Company thereunder) all or any portion of the Indebtedness under such agreements or any successor agreements; provided that, with respect to any agreement providing for the refinancing of Indebtedness under the 1993 Term Loan Agreement, such agreement shall be the 1993 Term Loan Agreement under the Indentures only if a notice to that effect is delivered to the Trustees; and provided further that there shall be at any one time only one instrument, together with any related documents (including, without limitation, any Guarantees or security documents), that is the 1993 Term Loan Agreement under the Indentures.

     "Operating Lease" is defined to mean, as applied to any Person, any lease of any property (whether real, personal or mixed) that is not a Capitalized Lease.

     "Pass Through Certificates" is defined to mean the Pass Through Certificates, Series 1991, representing fractional undivided interests in the Fort Howard Corporation 1991 Pass Through Trust formed pursuant to a pass through trust agreement by and between the Company and Wilmington Trust Company, as trustee.

     "Pass Through Certificate Leases" is defined to mean the leases under which the Company leases the Phase IV paper manufacturing facility, the Phase IV power plant and certain paper manufacturing production equipment, all located in Effingham County, Georgia.

     "Pass Through Certificate Secured Notes" is defined to mean the secured notes issued on a nonrecourse basis by the owner trustee in connection with its acquisition of the Company's interest in the Phase IV paper manufacturing facility, the Phase IV power plant and certain paper manufacturing production equipment, all located in Effingham County, Georgia.

     "Permitted Liens" is defined to mean (i) Liens for taxes, assessments, governmental charges or claims that are being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (ii) statutory Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a
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reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security; (iv) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers' acceptances, surety and appeal bonds, government contracts, performance and return of money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money); (v) easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of business of the Company or any of its Subsidiaries; (vi) Liens (including extensions and renewals thereof) upon real or tangible personal property acquired after the Closing Date; provided that (a) such Lien is created solely for the purpose of securing Indebtedness Incurred
(1) to finance the cost (including the cost of improvement or construction) of the item of property or assets subject thereto and such Lien is created prior to, at the time of or within 12 months after the later of the acquisition, the completion of construction or the commencement of full operation of such property or (2) to refinance any Indebtedness previously so secured, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost and (c) any such Lien shall not extend to or cover any property or assets other than such item of property or assets and any improvements on such item; (vii) leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Company or any of its Subsidiaries; (viii) Liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Company or any of its Subsidiaries relating to such property or assets, (ix) any interest or title of a lessor in the property subject to any Capitalized Lease or Operating Lease; provided that, in the case of the Senior Notes, any sale-leaseback transaction related thereto complies with the "Limitation on Sale-Leaseback Transactions" covenant described below; (x) Liens arising from filing Uniform Commercial Code financing statements regarding leases; (xi) Liens on property of, or on shares of stock or Indebtedness of, any corporation existing at the time such corporation becomes, or becomes a part of, any Restricted Subsidiary; (xii) Liens in favor of the Company or any Restricted Subsidiary; (xiii) Liens securing any real property or other assets of the Company or any Subsidiary of the Company in favor of the United States of America or any State, or any department, agency, instrumentality or political subdivision thereof, in connection with the financing of industrial revenue bond facilities or of any equipment or other property designed primarily for the purpose of air or water pollution control; provided, however, that any such Lien on such facilities, equipment or other property shall not apply to any other assets of the Company or such Subsidiary of the Company; (xiv) Liens arising from the rendering of a final judgment or order against the Company or any Subsidiary of the Company that does not give rise to an Event of Default; (xv) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof; (xvi) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; (xvii) Liens encumbering customary initial deposits and margin deposits, and other Liens that are either within the general parameters customary in the industry and incurred in the ordinary course of business or otherwise permitted under the terms of the Bank Credit Agreement or the 1993 Term Loan Agreement, in each case securing Indebtedness under Interest Rate Agreements and Currency Agreements and forward contracts, options, futures contracts, futures options or similar agreements or arrangements designed to protect the Company or any of its Subsidiaries from fluctuations in the price of commodities; (xviii) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Company or any of its Subsidiaries in the ordinary course of business in accordance with the past practices of the Company and its Subsidiaries prior to the Closing Date; and (xix) Liens on or sales of receivables.

     "Person" is defined to mean an individual, a corporation, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

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     "Plans" is defined to mean any employee benefit plan, pension plan, stock option plan or similar plan or arrangement of the Company or any Subsidiary of the Company, or any successor plan thereof.

     "Preferred Stock" is defined to mean, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of such Person's preferred or preference stock, whether now outstanding or issued after the date of the Indentures, including, without limitation, all series and classes of such preferred or preference stock.

     "Principal Property" is defined to mean any manufacturing or processing plant, warehouse or other building used by the Company or any Restricted Subsidiary, other than a plant, warehouse or other building that, in the good faith opinion of the Board of Directors as reflected in a Board Resolution, is not of material importance to the respective businesses conducted by the Company or any Restricted Subsidiary as of the date such Board Resolution is adopted.

     "Public Equity Offering" means an underwritten primary public offering of equity securities of the Company pursuant to an effective registration statement under the Securities Act.

     "Public Market" means any time after (x) a Public Equity Offering has been consummated and (y) at least 15% of the total issued and outstanding common stock of the Company has been distributed by means of an effective registration statement under the Securities Act or sales pursuant to Rule 144 under the Securities Act.

     "Redeemable Stock" is defined to mean any class or series of Capital Stock of any Person that by its terms or otherwise is (i) required to be redeemed prior to the Stated Maturity of the Notes, (ii) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the Stated Maturity of the Notes or (iii) convertible into or exchangeable for Capital Stock referred to in clause (i) or (ii) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the Notes; provided that any Capital Stock that would not constitute Redeemable Stock but for provisions thereof giving holders thereof the right to require the Company to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" occurring prior to the Stated Maturity of the Notes shall not constitute Redeemable Stock if the asset sale provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in the "Limitation on Asset Sales" covenant described below and such Capital Stock specifically provides that the Company will not repurchase or redeem any such stock pursuant to such provisions prior to the Company's repurchase of the Notes as are required to be repurchased pursuant to the provisions of the "Limitation on Asset Sales" covenant described below.

     "Restricted Subsidiary" is defined to mean any Subsidiary of the Company other than an Unrestricted Subsidiary.

     "Senior Secured Notes" is defined to mean the Company's Senior Secured Notes due 1997 through 2000, issued in 1991 and having an aggregate principal amount of $300 million.

     "Significant Subsidiary" is defined to mean, at any date of determination, any Subsidiary of the Company that, together with its Subsidiaries, (i) for the most recent fiscal year of the Company, accounted for more than 10% of the consolidated revenues of the Company or (ii) as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of the Company, all as set forth on the most recently available consolidated financial statements of the Company for such fiscal year.

     "Stated Maturity" is defined to mean, with respect to any debt security or any installment of interest thereon, the date specified in such debt security as the fixed date on which any principal of such debt security or any such installment of interest is due and payable.

     "Subsidiary" is defined to mean, with respect to any Person, any corporation, association or other business entity of which more than 50% of the outstanding Voting Stock is owned, directly or indirectly, by the Company or by one or more other Subsidiaries of the Company, or by such Person and one or more other Subsidiaries of such Person; provided that, except as the term "Subsidiary" is used in the
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definition of "Unrestricted Subsidiary" described below, an Unrestricted
Subsidiary shall not be deemed to be a Subsidiary of the Company for purposes of the Indentures.

     "Trade Payables" is defined to mean, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

     "Transaction Date" is defined to mean, with respect to the Incurrence of any Indebtedness by the Company or any of its Subsidiaries, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

     "Unrestricted Subsidiary" is defined to mean (i) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, that such designation would be permitted under the "Limitation on Restricted Payments" covenant described below; and provided further that, for purposes of valuing the amount of an Investment in any Foreign Subsidiary being made by reason of such designation, the amount that shall be taken into account (instead of the fair market value of the net assets of such Subsidiary (which shall apply in the case of a Domestic Subsidiary)) shall be the sum of (1) the amount of Investments that have been made by the Company or any Restricted Subsidiary in such Foreign Subsidiary during the period from the Closing Date to the date of such designation plus (2) the amount, determined pursuant to clause (C)(1) of the first paragraph of such "Limitation on Restricted Payments" covenant, in respect of the Adjusted Consolidated Net Income of the Company attributable to such Foreign Subsidiary during the period (taken as one accounting period) beginning on April 1, 1994 and ending on the last day of the last fiscal quarter preceding the Transaction Date and not previously dividended or distributed to the Company or any other Restricted Subsidiary. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Company; provided that immediately after giving effect to such designation (x) the Company could Incur $1.00 of additional Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant described below and (y) no Event of Default, or event that after notice or passage of time or both would become an Event of Default, shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustees by promptly filing with each of the Trustee a copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

     "Voting Stock" is defined to mean Capital Stock of any class or kind ordinarily having the power to vote for the election of directors of the Company.

     "Wholly Owned Subsidiary" is defined to mean, with respect to any Person, any Subsidiary of such Person if all of the Common Stock or other similar equity ownership interests (but not including Preferred Stock) in such Subsidiary (other than any director's qualifying shares or Investments by foreign nationals mandated by applicable law) is owned directly or indirectly by such Person.

COVENANTS

  Limitation on Indebtedness

     Under the terms of the Indentures, the Company shall not, and shall not permit any Restricted Subsidiary to, Incur any Indebtedness (other than the Notes (including any agreements pursuant to which the Notes were issued) and Indebtedness existing on the Closing Date); provided that the Company may Incur Indebtedness if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Interest Coverage Ratio of the Company would be greater than (a) prior to or on December 31, 1996, 1.5:1 and (b) after December 31, 1996, 1.75:1.

     Notwithstanding the foregoing, under each Indenture (except as expressly provided otherwise below), the Company and any Restricted Subsidiary may Incur each and all of the following: (i) Indebtedness outstanding at any time in an aggregate principal amount not to exceed the sum of the outstanding Indebtedness and the unused commitment under the Bank Credit Agreement and the 1993 Term Loan Agreement as of the Closing Date; (ii) Indebtedness outstanding at any time in an aggregate principal amount not to exceed $400 million; provided that, solely in the case of the Senior Note Indenture, (A) the amount of such Indebtedness outstanding at any time of Restricted Subsidiaries under this clause (ii) shall not exceed $200 million and (B) the amount of such Indebtedness outstanding at any time of Domestic Subsidiaries under this clause (ii) shall not exceed $100 million; (iii) Indebtedness of the Company to any of its Restricted Subsidiaries that is a Wholly Owned Subsidiary of the Company, or of a Restricted Subsidiary to the Company or to any other Restricted Subsidiary that is a Wholly Owned Subsidiary of the Company; (iv) Indebtedness issued in exchange for, or the net proceeds of which are used to refinance, outstanding Indebtedness of the Company or any of its Restricted Subsidiaries, other than Indebtedness Incurred under clauses (i), (ii), (vii), (viii) or (x) and any refinancings thereof, in an amount (or, if such new Indebtedness provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, with an original issue price) not to exceed the amount so exchanged or refinanced (plus premiums, accrued interest, fees and expenses); provided that Indebtedness issued in exchange for or the net proceeds of which are used to refinance the Senior Notes or the Senior Subordinated Notes, as the case may be, or other Indebtedness of the Company that is subordinated in right of payment to the Senior Notes or the Senior Subordinated Notes, as the case may be, shall only be permitted under this clause (iv) if (A) in case the Senior Notes or the Senior Subordinated Notes, as the case may be, are exchanged or refinanced in part, such Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such Indebtedness is issued, is expressly made pari passu with, or subordinate in right of payment to, the remaining Senior Notes, or Senior Subordinated Notes, as the case may be, (B) in case the Indebtedness to be exchanged or refinanced is subordinated in right of payment to the Senior Notes or the Senior Subordinated Notes, as the case may be, such Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such Indebtedness is issued, is expressly made subordinate in right of payment to the Senior Notes or the Senior Subordinated Notes, as the case may be, at least to the extent that the Indebtedness to be exchanged or refinanced is subordinated to the Senior Notes or the Senior Subordinated Notes, as the case may be, and (C) in case the Senior Notes or the Senior Subordinated Notes, as the case may be, are exchanged or refinanced in part or the Indebtedness to be exchanged or refinanced is subordinated in right of payment to the Senior Notes or the Senior Subordinated Notes, as the case may be, such Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to six months after the Stated Maturity of the Senior Notes or the Senior Subordinated Notes, as the case may be, and the Average Life of such Indebtedness is equal to or greater than the sum of the remaining Average Life of the Senior Notes or the Senior Subordinated Notes, as the case may be, plus six months; provided further that in no event may Indebtedness of the Company that is pari passu with, or subordinated in right of payment to, the Senior Notes or the Senior Subordinated Notes, as the case may be, be exchanged or refinanced by means of Indebtedness of any Subsidiary of the Company pursuant to this clause (iv); and provided further that the two foregoing provisos of this clause (iv) shall not be applicable to Indebtedness Incurred in exchange for or to refinance the 12 3/8% Notes, the 12 5/8% Debentures, the 14 1/8% Debentures or the 10% Notes (including in each case redemption or other premiums, consent or other fees, and expenses incurred in connection therewith); (v) Indebtedness Incurred by the Company in connection with (x) the repurchase of shares of, or options to purchase shares of, the Common Stock of the Company or any of its Subsidiaries from employees, former employees, directors or former directors of the Company or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors) or (y) Guarantees of borrowings made by such Persons exclusively for the purpose of exercising options to purchase or sell such shares of Common Stock and paying any associated tax liability, in each case pursuant to the terms of the form of agreements or plans (or amendments thereto) under which such Persons purchase or sell, or are granted the option to purchase, shares of such Common Stock; (vi) Indebtedness (A) in respect of performance bonds, bankers' acceptances, letters of credit and surety or appeal bonds provided in the ordinary course of business, (B) under Currency Agreements and Interest Rate Agreements; provided that, in the case of Currency Agreements that relate to other Indebtedness, such Currency Agreements do not increase the Indebtedness of the Company outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder and
(C) arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Company or any Subsidiary of the Company pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Subsidiary of the Company, other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary of the Company for the purpose of financing such acquisition; (vii) Indebtedness under Guarantees incurred by the Company in respect of obligations of Unrestricted Subsidiaries outstanding at any time in an aggregate amount not to exceed $50 million; (viii) Acquired Indebtedness; provided that, at the time of the Incurrence thereof, the Company could Incur at least $1.00 of Indebtedness under the first paragraph of this "Limitation on Indebtedness" covenant and refinancings thereof; provided that such refinancing Indebtedness may not be Incurred by any Person other than the Company or the Restricted Subsidiary that is the obligor on such Acquired Indebtedness; (ix) Indebtedness directly Incurred to finance Consolidated Capital Expenditures in an aggregate amount not to exceed in any fiscal year of the Company the amount indicated below:

                                   FISCAL                                        MAXIMUM
                                    YEAR                                         AMOUNT
- ----------------------------------------------------------------------------  -------------
                                                                              (IN MILLIONS)
1994........................................................................    $     250
1995........................................................................    $     250
1996 and thereafter.........................................................    $     275

; provided, however, that the amount of Indebtedness which may be Incurred in any fiscal year pursuant to this clause (ix) shall be increased by the amount of Indebtedness which could have been Incurred in the prior fiscal year pursuant to this clause (ix) but which was not so Incurred; or (x) Indebtedness of the Company outstanding at any time in an aggregate amount not to exceed $175 million; provided that such Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such Indebtedness is issued, (A) is expressly made subordinate in right of payment to the Senior Notes or the Senior Subordinated Notes, as the case may be, at least to the extent the Senior Subordinated Notes are subordinated to Senior Indebtedness and (B) provides that no payments of principal of such Indebtedness by way of sinking fund, mandatory redemption or otherwise (including defeasance) may be made by the Company (including, without limitation, at the option of the holder thereof, other than an option given to such holder pursuant to an "asset sale" provision that is no more favorable to such holders of such Indebtedness than the provisions contained in the "Limitation on Asset Sales" covenant described below and such Indebtedness specifically provides that the Company will not purchase or redeem such Indebtedness pursuant to such provision prior to the Company's repurchase of the Notes required to be repurchased by the Company under the "Limitation on Asset Sales" covenant) at any time prior to the Stated Maturity of the Senior Notes or the Senior Subordinated Notes, as the case may be.

     Notwithstanding any other provision of this "Limitation on Indebtedness" covenant, (i) the maximum amount of Indebtedness that the Company or any Restricted Subsidiary may Incur pursuant to this "Limitation on Indebtedness" covenant shall not be deemed to be exceeded due solely to the result of fluctuations in the exchange rates of currencies, (ii) for purposes of calculating the amount of Indebtedness outstanding at any time under clause (ii) of the second paragraph of this "Limitation on Indebtedness" covenant, no amount of Indebtedness of the Company or any Subsidiary of the Company outstanding on the Closing Date shall be considered to be outstanding and (iii) in the case of the Senior Notes, the Company shall not Incur any Indebtedness that is expressly subordinated to any other Indebtedness of the Company unless such Indebtedness, by its terms or the terms of any agreement or instrument pursuant to which such Indebtedness is issued, is also expressly made subordinate to the Senior Notes at least to the extent it is subordinated to such other Indebtedness, except that the Senior Notes shall not be required to become Designated Senior Indebtedness or its equivalent due solely to the Incurrence of such other Indebtedness in accordance with this clause (iii).

     For purposes of determining any particular amount of Indebtedness under this "Limitation on Indebtedness" covenant, (1) Indebtedness Incurred pursuant to the Bank Credit Agreement or the 1993 Term Loan Agreement prior to or on the Closing Date shall be treated as Incurred pursuant to clause (i) of the second paragraph of this "Limitation on Indebtedness" covenant, (2) Guarantees of, or obligations with respect to letters of credit supporting, Indebtedness otherwise included in the determination of such particular amount shall not be included and (3) any Liens granted pursuant to the equal and ratable provisions referred to in the first paragraph of the "Limitation on Liens" covenant shall not be treated as Indebtedness. For purposes of determining compliance with this "Limitation on Indebtedness" covenant, (x) in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the above clauses, the Company, in its sole discretion, shall classify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses and (y) the amount of Indebtedness issued at a price that is less than the principal amount thereof shall be equal to the amount of the liability in respect thereof determined in conformity with GAAP. (Section 3.03)

Limitation on Restricted Payments

     Under the terms of the Indentures, the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, (i) declare or pay any dividend or make any distribution on its Capital Stock (other than dividends or distributions payable solely in shares of its or such Subsidiary's Capital Stock (other than Redeemable Stock) of the same class held by such holders or in options, warrants or other rights to acquire such shares of Capital Stock) held by Persons other than the Company or another Restricted Subsidiary, (ii) purchase, redeem, retire or otherwise acquire for value any shares of Capital Stock of the Company, any Restricted Subsidiary or any Unrestricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by Persons other than the Company or another Restricted Subsidiary,
(iii) make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of Indebtedness of the Company that is subordinated in right of payment to the Senior Notes or the Senior Subordinated Notes, as the case may be, or
(iv) make any Investment in any Unrestricted Subsidiary (such payments or any other actions described in clauses (i) through (iv) being collectively "Restricted Payments") if, at the time of, and after giving effect to, the proposed Restricted Payment: (A) an Event of Default or event that, after notice or passage of time or both would become an Event of Default, shall have occurred and be continuing, (B) the Company could not Incur at least $1.00 of Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant or (C) the aggregate amount expended for all Restricted Payments (the amount so expended, if other than in cash, to be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) after the date of the Indentures shall exceed the sum of (1) 50% of the aggregate amount of the Adjusted Consolidated Net Income (or, if the Adjusted Consolidated Net Income is a loss, minus 100% of such amount) of the Company (determined by excluding income resulting from the transfers of assets received by the Company or a Restricted Subsidiary from an Unrestricted Subsidiary) accrued on a cumulative basis during the period (taken as one accounting period) beginning on April 1, 1994 and ending on the last day of the last fiscal quarter preceding the Transaction Date plus (2) the aggregate net proceeds (including the fair market value of non-cash proceeds as determined in good faith by the Board of Directors whose determination shall be conclusive and evidenced by a Board Resolution) received by the Company from the issuance and sale permitted by the Indenture of its Capital Stock (not including Redeemable Stock) to a Person who is not a Subsidiary of the Company, including an issuance or sale permitted by the Indentures for cash or other property upon the conversion of any Indebtedness of the Company subsequent to the Closing Date, or from the issuance of any options, warrants or other rights to acquire Capital Stock of the Company (in each case, exclusive of any Redeemable Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the Stated Maturity of the Senior Notes or the Senior Subordinated Notes, as the case may be), plus (3) an amount equal to the net reduction in Investments in Unrestricted Subsidiaries resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to the Company or any Restricted Subsidiary from Unrestricted Subsidiaries, or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investments"), not to exceed in the case of any Unrestricted Subsidiary the amount of Investments previously made by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary plus (4) $75 million.

     The foregoing provision shall not take into account, and shall not be violated by reason of: (i) the payment of any dividend within 60 days after the date of declaration thereof if, at such date of declaration, such payment would comply with the foregoing provision; (ii) the redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the Senior Notes or the Senior Subordinated Notes, as the case may be, including premium, if any, with the proceeds of Indebtedness Incurred under the first paragraph of the "Limitation on Indebtedness" covenant or clause (iv) or (x) of the second paragraph of the "Limitation on Indebtedness" covenant; (iii) the payment of dividends on the Capital Stock of the Company, following any issuance of the Capital Stock of the Company, of up to 6% per annum of the net proceeds received by the Company in such issuance of the Capital Stock of the Company; (iv) the repurchase of shares of, or options to purchase shares of, Common Stock of the Company or any of its Subsidiaries from employees, former employees, directors or former directors of the Company or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the form of agreements or plans (or amendments thereto) under which such Persons purchase or sell, or are granted the option to purchase or sell, shares of such Common Stock; (v) the repurchase, redemption or other acquisition of Capital Stock of the Company in exchange for, or out of the proceeds of a substantially concurrent offering of, shares of Capital Stock of the Company (other than Redeemable Stock); (vi) the acquisition of Indebtedness of the Company that is subordinated in right of payment to the Senior Notes or the Senior Subordinated Notes, as the case may be, in exchange for, or out of the proceeds of a substantially concurrent offering of, shares of the Capital Stock of the Company (other than Redeemable Stock); (vii) payments or distributions pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the Indentures applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of the Company; (viii) the purchase, redemption, acquisition, cancellation or other retirement for a nominal value per right (as determined in good faith by the Board of Directors) of any rights granted to all the holders of Common Stock of the Company pursuant to any shareholders' rights plan (i.e., a "poison pill") adopted for the purpose (determined in good faith by the Board of Directors) of protecting shareholders from unfair takeover tactics; provided that any such purchase, redemption, acquisition, cancellation or other retirement of such rights shall not be for the purpose of evading the limitations of this "Limitation on Restricted Payments" covenant (all as determined in good faith by the Board of Directors); (ix) the purchase of shares of Capital Stock of the Company or any Restricted

Subsidiary for the purpose of contributing such shares to the Plans, or permitting the Plans to make payments to participants therein in cash rather than shares of Capital Stock of the Company or such Restricted Subsidiary; provided that such purchases do not in any one fiscal year of the Company exceed an aggregate amount of $30 million; or (x) the purchase of subordinated Indebtedness pursuant to an "excess proceeds offer" or similar offer after the Company has complied with the "Limitation on Asset Sales" covenant; and provided that, in the case of clauses (ii) through (iv) and (vi), no Event of Default, or event that after notice or passage of time or both would become an Event of Default, shall have occurred and be continuing or shall occur as a consequence thereof. (Section 3.04)


Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

     Under the terms of the Indentures, the Company will not, and will not permit any Restricted Subsidiary (other than a Foreign Subsidiary) to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by the Company or any other Restricted Subsidiary, (ii) pay any Indebtedness owed to the Company or any other Restricted Subsidiary, (iii) make loans or advances to the Company or any other Restricted Subsidiary or (iv) transfer, subject to certain exceptions, any of its property or assets to the Company or any other Restricted Subsidiary.

     The foregoing provision shall not restrict or prohibit any encumbrances or restrictions existing: (i) in the Bank Credit Agreement, the 1993 Term Loan Agreement, the Senior Secured Notes (including any agreement pursuant to which the Senior Secured Notes were issued) or any other agreements in effect on the Closing Date, including extensions, refinancings, renewals or replacements thereof; provided that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements are no less favorable in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced; (ii) under any other agreement providing for the Incurrence of Indebtedness; provided that the encumbrances and restrictions in any such agreement are no less favorable in any material respect to the Holders than those encumbrances and restrictions contained in the Bank Credit Agreement, the Senior Secured Notes (including any agreement pursuant to which the Senior Secured Notes were issued) or the 1993 Term Loan Agreement as of the Closing Date; (iii) under or by reason of applicable law; (iv) with respect to any Person or the property or assets of such Person acquired by the Company or any Restricted Subsidiary and existing at the time of such acquisition, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired; (v) in the case of clause (iv) of the first paragraph of this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant, (A) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset, (B) by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary not otherwise prohibited by the Indentures or (C) arising or agreed to in the ordinary course of business and that do not, individually or in the aggregate, detract from the value of property or assets of the Company or any Restricted Subsidiary in any manner material to the Company or such Restricted Subsidiary; or (vi) with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary. Nothing contained in this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant shall prevent the Company or any Restricted Subsidiary from (1) entering into any agreement permitting the incurrence of Liens otherwise permitted in the "Limitation on Liens" covenant or (2) restricting the sale or other disposition of property or assets of the Company or any of its Subsidiaries that secure Indebtedness of the Company or any of its Subsidiaries. (Section 3.05)

Limitation on Additional Tiers of Senior Subordinated Indebtedness

     Under the terms of the Senior Subordinated Note Indenture, the Company will not Incur any Indebtedness that is expressly made subordinate in right of payment to any Senior Indebtedness unless such Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such Indebtedness is issued, is expressly made pari passu with, or subordinate in right of payment to, the Senior Subordinated Notes pursuant to provisions substantially similar to those contained in Article Eleven of the Senior Subordinated Note Indenture; provided, however, that the foregoing limitation shall not apply to distinctions between categories of unsubordinated Indebtedness that exist by reason of any Liens or Guarantees arising or created in respect of some but not all of such unsubordinated Indebtedness. (Section 3.06)

Limitation on the Issuance of Capital Stock of Domestic Restricted Subsidiaries

     Under the terms of the Senior Note Indenture, the Company will not permit any Domestic Subsidiary that is a Restricted Subsidiary, directly or indirectly, to issue or sell any shares of its Capital Stock (including options, warrants or other rights to purchase shares of such Capital Stock) except (i) to the Company or another Restricted Subsidiary that is a Wholly Owned Subsidiary of the Company or (ii) if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary for purposes of the Senior Note Indenture. (Section 3.06)

Limitation on Transactions with Shareholders and Affiliates

     Under the terms of each of the Indentures, the Company will not, and will not permit any Subsidiary of the Company to, directly or indirectly, enter into, renew or extend any transaction (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any holder (or any Affiliate of such holder) of 5% or more of any class of Capital Stock of the Company or any Subsidiary of the Company or with any Affiliate of the Company or any Subsidiary of the Company (other than the Plans), except upon fair and reasonable terms no less favorable to the Company or such Subsidiary of the Company than could be obtained in a comparable arm's-length transaction with a Person that is not such a holder or an Affiliate.

     The foregoing limitation does not limit, and shall not apply to (i) transactions (A) approved by a majority of the disinterested members of the Board of Directors or (B) for which the Company or a Subsidiary delivers to the Trustees a written opinion of a nationally recognized investment banking firm stating that the transaction is fair to the Company or such Subsidiary of the Company from a financial point of view; (ii) any transaction between the Company and any Restricted Subsidiary or between Restricted Subsidiaries; (iii) the payment of reasonable and customary regular fees to directors of the Company who are not employees of the Company; or (iv) any Restricted Payments not prohibited by the "Limitation on Restricted Payments" covenant. (Section 3.07)

Limitation on Liens

     Under the terms of each of the Indentures, the Company will not, and will not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Lien on any Principal Property, or any shares of Capital Stock or Indebtedness of any Restricted Subsidiary, without making effective provision for all of the Notes and all other amounts due under the Indentures to be directly secured equally and ratably with (or prior to) the obligation or liability secured by such Lien unless, after giving effect thereto, the aggregate amount of any Indebtedness so secured plus, in the case of the Senior Notes, the Attributable Indebtedness for all sale-leaseback transactions restricted as described in the "Limitation on Sale-Leaseback Transactions" covenant, does not exceed 15% of Adjusted Consolidated Assets.

     Under the terms of the Senior Note Indenture, the foregoing limitation does not apply to, and any computation of Indebtedness secured under such limitation shall exclude, (i) Liens securing
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
(A) obligations under the Bank Credit Agreement or the 1993 Term Loan Agreement up to the amount of Indebtedness permitted to be Incurred under clause (i) of the second paragraph of the "Limitation on Indebtedness" covenant or (B) the Senior Secured Notes up to the amount thereof outstanding on the Closing Date;
(ii) other Liens existing on the Closing Date; (iii) Liens securing Indebtedness of Restricted Subsidiaries (other than Acquired Indebtedness and refinancings thereof); (iv) Liens securing Indebtedness (other than subordinated Indebtedness) Incurred under clause (ii) (except that the sum of (A) the amount of Indebtedness Incurred by the Restricted Subsidiaries plus (B) the amount of secured Indebtedness (without duplication of any amount Incurred under subclause
(A) of this clause (iv)) shall not exceed $200 million outstanding at any time) or (vi) of the second paragraph of the "Limitation on Indebtedness" covenant;
(v) Liens granted in connection with the extension, renewal or refinancing, in whole or in part, of any Indebtedness described in clauses (i) through (iv) above; provided that the amount of Indebtedness secured by such Lien is not increased thereby (except to the extent that Indebtedness under the Bank Credit Agreement is increased to the extent permitted by clause (i) of the second paragraph of the "Limitation on Indebtedness" covenant); and provided further that the extension, renewal or refinancing of Indebtedness of the Company may not be secured by Liens on assets of any Restricted Subsidiary other than to the extent the Indebtedness being extended, renewed or refinanced was at any time previously secured by Liens on assets of such Restricted Subsidiary; (vi) Liens with respect to Acquired Indebtedness and refinancings thereof permitted under clause (viii) of the second paragraph of the "Limitation on Indebtedness" covenant; provided that such Liens do not extend to or cover any property or assets of the Company or any Subsidiary of the Company other than the property or assets of the Subsidiary acquired; or (vii) Permitted Liens. (Section 3.08)

     Under the terms of the Senior Subordinated Note Indenture, the limitation set forth in the first paragraph of this "Limitation of Liens" covenant does not apply to (i) Liens described in the preceding paragraph of this "Limitation of Liens" covenant or (ii) Liens securing Senior Indebtedness. (Section 3.08)

Limitation on Sale-Leaseback Transactions

     Under the terms of the Senior Note Indenture, the Company will not, and will not permit any Restricted Subsidiary to, enter into any sale-leaseback transaction involving any Principal Property, unless the aggregate amount of all Attributable Indebtedness with respect to such transactions, plus all Indebtedness secured by Liens on Principal Properties (excluding secured Indebtedness that is excluded as described in the "Limitation on Liens" covenant), does not exceed 15% of Adjusted Consolidated Assets.

     The foregoing restriction does not apply to, and any computation of Attributable Indebtedness under such limitation shall exclude, any sale-leaseback transaction if (i) the lease is for a period, including renewal rights, of not in excess of three years; (ii) the sale or transfer of the Principal Property is entered into prior to, at the time of, or within 12 months after the later of the acquisition of the Principal Property or the completion of construction thereof; (iii) the lease secures or relates to industrial revenue or pollution control bonds; (iv) the transaction is between the Company and any Restricted Subsidiary or between Restricted Subsidiaries; or (v) the Company or such Restricted Subsidiary, within 12 months after the sale of any Principal Property is completed, applies an amount not less than the net proceeds received from such sale to the retirement of unsubordinated Indebtedness, to Indebtedness of a Restricted Subsidiary or to the purchase of other property that will constitute Principal Property or improvements thereto. (Section 3.10)

Limitation on Asset Sales

     Under the terms of each of the Indentures, in the event and to the extent that the Net Cash Proceeds received by the Company or any of its Restricted Subsidiaries from one or more Asset Sales occurring on or after the Closing Date in any period of 12 consecutive months (other than Asset Sales by the Company or any Restricted Subsidiary to the Company or another Restricted Subsidiary) exceed 15% of Adjusted Consolidated Assets in any one fiscal year (determined as of the date closest to the commencement of such 12-month period for which a balance sheet of the Company and its Subsidiaries has been prepared), then the Company shall (i) within 12 months (or, in the case of Asset Sales of plants or facilities, 24 months) after the date Net Cash Proceeds so received exceed 15% of Adjusted Consolidated Assets in any one fiscal year (determined as of the date closest to the commencement of such 12-month period for which a balance sheet of the Company and its Subsidiaries has been prepared)
(A) apply an amount equal to such excess Net Cash Proceeds to repay Senior Indebtedness or pari passu Indebtedness (in the case of the Senior Subordinated
Note Indenture) or unsubordinated Indebtedness (in the case of the Senior Note Indenture) or, in the case of either Indenture, Indebtedness of any Restricted Subsidiary, in each case owing to a Person other than the Company or any of its Subsidiaries or (B) invest an equal amount, or the amount not so applied pursuant to clause (A) (or enter into a definitive agreement committing to so invest within 12 months after the date of such agreement), in property or assets that are of a nature or type or are used in a business (or in a company having property and assets of a nature or type, or engaged in a business) similar or related to the nature or type of the property and assets of, or the business of, the Company and its Subsidiaries existing on the date thereof (as determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) and (ii) apply such excess Net Cash Proceeds (to the extent not applied pursuant to clause (i)) as provided in the following paragraphs of this "Limitation on Asset Sales" covenant. The amount of such excess Net Cash Proceeds required to be applied (or to be committed to be applied) during such 12-month period or 24-month period, as the case may be, as set forth in clause (A) or (B) of the preceding sentence and not applied as so required by the end of such period shall constitute "Excess Proceeds."



     If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Excess Proceeds Offer (as defined below) totals at least $10 million, the Company must, not later than the fifteenth Business Day of such month, make an offer (an "Excess Proceeds Offer") to purchase from the Holders and, in the case of the Senior Note Indenture, the holders of other unsubordinated Indebtedness on a pro rata basis an aggregate principal amount of Notes equal to the Excess Proceeds on such date, at a purchase price equal to 101% of the principal amount of such Notes, plus, in each case, accrued interest (if any) to the date of purchase (the "Excess Proceeds Payment"); provided, however, that no Excess Proceeds Offer shall be required to be commenced with respect to the Senior Subordinated Notes if the purchase of at least $10 million of Senior Subordinated Notes pursuant to such Excess Proceeds Offer would not (during the time such Excess Proceeds Offer is required to be commenced) be permitted by the terms of any Indebtedness of the Company (or any agreement pursuant to which such Indebtedness was issued) and in such case the amount that would otherwise constitute Excess Proceeds shall no longer be treated as Excess Proceeds; and provided further, however that no Senior Subordinated Notes may be purchased under this "Limitation on Asset Sales" covenant unless the Company shall have purchased all Senior Indebtedness tendered pursuant to an "excess proceeds offer" or similar offer applicable thereto.


     Notwithstanding the foregoing, (i) to the extent that any or all of the Net Cash Proceeds of any Asset Sale are prohibited or delayed by applicable local law from being repatriated to the United States of America, the portion of such Net Cash Proceeds so affected will not be required to be applied pursuant to this "Limitation on Asset Sales" covenant but may be retained for so long, but only for so long, as the applicable local law will not permit repatriation to the United States of America (the Company hereby agrees to promptly take all reasonable actions required by the applicable local law to permit such repatriation) and once such repatriation of any such affected Net Cash Proceeds is permitted under the applicable local law, such repatriation will be immediately effected and such repatriated Net Cash Proceeds will be applied in the manner set forth in this "Limitation on Asset Sales" covenant as if such Asset Sale had occurred on the date of repatriation; and (ii) to the extent that the Board of Directors has determined in good faith that repatriation of any or all of the Net Cash Proceeds would have an adverse tax consequence to the Company, the Net Cash Proceeds so affected may be retained outside the United States of America for so long as such adverse tax consequence would continue.

     The Company shall commence an Excess Proceeds Offer by mailing a notice to the Trustee or Trustees, as the case may be, and each Holder stating: (i) that the Excess Proceeds Offer is being made pursuant to this "Limitation on Asset Sales" covenant and that all Notes validly tendered will be accepted for payment on a pro rata basis; (ii) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 40 days from the date such notice is mailed) (the "Excess Proceeds Payment Date"); (iii) that any Note not tendered will continue to accrue interest; (iv) that, unless the Company defaults in the payment of the Excess Proceeds Payment, any Note accepted for payment pursuant to the Excess Proceeds Offer shall cease to accrue interest on and after the Excess Proceeds Payment Date; (v) that Holders electing to have a Note purchased pursuant to the Excess Proceeds Offer will be required to surrender the Note, together with the form entitled "Option of the Holder to Elect Purchase" on the reverse side of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Excess Proceeds Payment Date; (vi) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Excess Proceeds Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of such Holder, the principal amount of Notes delivered for purchase and a statement that such Holder is withdrawing his election to have such Notes purchased; and (vii) that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered; provided that each Note purchased and each new Note issued shall be in an original principal amount of $1,000 or integral multiples thereof.

     On the Excess Proceeds Payment Date, the Company shall (i) accept for payment on a pro rata basis Notes or portions thereof tendered pursuant to the Excess Proceeds Offer; (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted; and (iii) deliver, or cause to be delivered, to the Trustee or Trustees, as the case may be, Notes or portions thereof so accepted together with an Officers' Certificate specifying the Notes or portions thereof accepted for payment by the Company. The Paying Agent shall promptly mail to the Holders of Notes so accepted payment in an amount equal to the purchase price, and the appropriate Trustee shall promptly authenticate and mail to such Holders a new Note equal in principal amount to any unpurchased portion of the Note surrendered; provided that each Note purchased and each new Note issued shall be in an original principal amount of $1,000 or integral multiples thereof. The Company will publicly announce the results of the Excess Proceeds Offer as soon as practicable after the Excess Proceeds Payment Date. For purposes of this "Limitation on Asset Sales" covenant, the respective Trustee for the Senior Notes or the Senior Subordinated Notes, as the case may be, shall act as the Paying Agent.

     The Company will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that such Excess Proceeds are received by the Company under this "Limitation on Asset Sales" covenant and the Company is required to repurchase Notes as described above. (Section 3.09)

EVENTS OF DEFAULT

     The following events will be defined as "Events of Default" in each
Indenture: (a) the Company defaults in the payment of principal of (or premium, if any, on) any Senior Note or Senior Subordinated Note, as the case may be, when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise, whether or not, in the case of the Senior Subordinated Notes, such payment is prohibited by Article Eleven of the Senior Subordinated Note Indenture; (b) the Company defaults in the payment of interest on any Senior Note or Senior Subordinated Note, as the case may be, when the same becomes due and payable, and such default continues for a period of 30 consecutive days, whether or not, in the case of the Senior Subordinated Notes, such payment is prohibited by Article Eleven of the Senior Subordinated Note Indenture; (c) the Company defaults in the performance of or breaches any other covenant or agreement of the Company in the applicable Indenture or under the Senior Notes or Senior Subordinated Notes, as the case may be, and such default or breach continues for a period of 30 consecutive days after written notice by the respective Trustee or the Holders of 25% or more in aggregate principal amount of the Senior Notes or Senior Subordinated Notes, as the case may be; (d) there occurs with respect to any issue or issues of Indebtedness of the Company and/or one or more Significant Subsidiaries having an outstanding principal amount of $50 million or more individually or $100 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, an event of default that has caused the holder or holders thereof, or representatives of such holder or holders, to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration; (e) any final judgment or order (not covered by insurance) for the payment of money in excess of $50 million individually or $100 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against the Company or any Significant Subsidiary and shall not be discharged, and there shall be any period of 30 consecutive days following entry of the final judgment or order in excess of $50 million individually or that causes the aggregate amount for all such final judgments or orders outstanding against all such Persons to exceed $100 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; (f) a court having jurisdiction in the premises enters a decree or order for (i) relief in respect of the Company or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (ii) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Significant Subsidiary or for all or substantially all of the property and assets of the Company or any Significant Subsidiary or (iii) the winding up or liquidation of the affairs of the Company or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 60 consecutive days; (g) the Company or any Significant Subsidiary (i) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (ii) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Significant Subsidiary or for all or substantially all of the property and assets of the Company or any Significant Subsidiary or (iii) effects any general assignment for the benefit of creditors; or (h) the Company and/or one or more Significant Subsidiaries fails to make (i) at the final (but not any interim) fixed maturity of any issue of Indebtedness a principal payment of $50 million or more or (ii) at the final (but not any interim) fixed maturity of more than one issue of such Indebtedness principal payments aggregating $100 million or more and, in the case of clause (i), such defaulted payment shall not have been made, waived or extended within 30 days of the payment default and, in the case of clause (ii), all such defaulted payments shall not have been made, waived or extended within 30 days of the payment default that causes the amount described in clause (ii) to exceed $100 million. (Section 5.01)

     If an Event of Default (other than an Event of Default specified in clause
(f) or (g) above that occurs with respect to the Company) occurs and is continuing under the Indentures, the respective Trustee thereunder or the Holders of at least 25% in aggregate principal amount of the Senior Notes or the Senior Subordinated Notes, as the case may be, then outstanding, by written notice to the Company (and to the respective Trustee if such notice is given by such Holders (the "Acceleration Notice")), may, and the respective Trustee at the request of such Holders shall, declare the entire unpaid principal of, premium, if any, and accrued interest on the Senior Notes or the Senior Subordinated Notes, as the case may be, to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued interest shall be immediately due and payable; provided that, in the case of the Senior Subordinated Notes, for so long as the Bank Credit Agreement or the 1993 Term Loan

Agreement is in effect, such declaration shall not become effective until the earlier of (i) five Business Days after receipt of the Acceleration Notice by each Administrative Agent and the Company or (ii) acceleration of the Indebtedness under the Bank Credit Agreement or the 1993 Term Loan Agreement; and provided further that such acceleration shall automatically be rescinded and annulled without any further action required on the part of the Holders of the Senior Subordinated Notes in the event that any and all Events of Default specified in the Acceleration Notice under the Senior Subordinated Note Indenture shall have been cured, waived or otherwise remedied as provided in the Senior Subordinated Note Indenture prior to the expiration of the period referred to in the preceding clauses (i) and (ii). In the event of a declaration of acceleration because an Event of Default set forth in clause (d) or (h) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (d) or (h) shall be remedied, cured by the Company or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto. If an Event of Default specified in clause (f) or (g) above occurs with respect to the Company, all unpaid principal of, premium, if any, and accrued interest on the Senior Notes or the Senior Subordinated Notes, as the case may be, then outstanding shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the respective Trustee or any Holder. The Holders of at least a majority in principal amount of the outstanding Senior Notes or Senior Subordinated Notes, as the case may be, by written notice to the Company and to their respective Trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if (i) all existing Events of Default, other than the non-payment of the principal of, premium, if any, and interest on the Senior Notes or the Senior Subordinated Notes, as the case may be, that have become due solely by such declaration of acceleration, have been cured or waived and (ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. (Sections 5.02 and 5.04) For information as to the waiver of defaults, see "--Modification and Waiver."

     The Holders of at least a majority in aggregate principal amount of the outstanding Senior Notes or Senior Subordinated Notes, as the case may be, may direct the time, method and place of conducting any proceeding for any remedy available to their respective Trustee or exercising any trust or power conferred on such Trustee. However, the Trustee under each Indenture may refuse to follow any direction that conflicts with law or such Indenture, that may involve such Trustee in personal liability, or that such Trustee determines in good faith may be unduly prejudicial to the rights of Holders of Senior Notes or Senior Subordinated Notes, as the case may be, not joining in the giving of such direction. (Section 5.05) A Holder may not pursue any remedy with respect to its respective Indenture or the Senior Notes or the Senior Subordinated Notes, as the case may be, unless: (i) the Holder gives to its respective Trustee written notice of a continuing Event of Default; (ii) the Holders of at least 25% in aggregate principal amount of outstanding Senior Notes or Senior Subordinated Notes, as the case may be, make a written request to their respective Trustee to pursue the remedy; (iii) such Holder or Holders offer to their respective Trustee indemnity satisfactory to such Trustee against any costs, liability or expense; (iv) such Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and (v) during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Senior Notes or Senior Subordinated Notes, as the case may be, do not give the appropriate Trustee a direction that is inconsistent with the request. (Section 5.06) However, such limitations do not apply to the right of any Holder of a Senior Note or Senior Subordinated Note, as the case may be, to receive payment of the principal of, premium, if any, or interest on, such Senior Note or Senior Subordinated Note, as the case may be, or to bring suit for the enforcement of any such payment, on or after the respective due dates expressed in the Senior Notes or the Senior Subordinated Notes, as the case may be, which right shall not be impaired or affected without the consent of the Holder. (Section 5.07)

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
     The Indentures will require certain officers of the Company to certify, on or before a date not more than 90 days after the end of each fiscal year, that a review has been conducted of the activities of the Company and its Subsidiaries and the Company's and its Subsidiaries' performance under the Indentures and that the Company has complied with all conditions and covenants thereunder, or, if there has been a default thereunder, specifying each such default and the nature and status thereof. The Company will also be obligated to notify the Trustees of any default or defaults in the performance of any covenants or agreements under the Indentures. (Section 3.14 or 3.15)

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company shall not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person (other than a Restricted Subsidiary that is a Wholly Owned Subsidiary of the Company with a positive net worth; provided that, in connection with any merger of the Company with a Restricted Subsidiary that is a Wholly Owned Subsidiary of the Company, no consideration (other than Common Stock in the surviving Person or the Company) shall be issued or distributed to the stockholders of the Company) or permit any Person to merge with or into the Company unless: (i) the Company shall be the continuing Person, or the Person (if other than the Company) formed by such consolidation or into which the Company is merged or that acquired or leased such property and assets of the Company shall be a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustees in form satisfactory to the Trustees, all of the obligations of the Company on all of the Notes and under the Indentures;
(ii) immediately after giving effect to such transaction, no Event of Default and no event that, after notice or passage of time or both will become an Event of Default, shall have occurred and be continuing; (iii) immediately after giving effect to such transaction on a pro forma basis, the Interest Coverage Ratio of the Company (or any Person becoming the successor obligor of the Notes) is at least 1:1; provided that, if the Interest Coverage Ratio of the Company before giving effect to such transaction is within the range set forth in column
(A) below, then the pro forma Interest Coverage Ratio of the Company (or any Person becoming the successor obligor of the Notes) shall be at least equal to the lesser of (1) the ratio determined by multiplying the percentage set forth in column (B) below by the Interest Coverage Ratio of the Company prior to such transaction and (2) the ratio set forth in column (C) below:

     (A)                                                                           (B)        (C)
- ------------------------------------------------------------------------------  ---------  ---------
1.11:1 to 1.99:1..............................................................         90%     1.5:1
2.00:1 to 2.99:1..............................................................         80%     2.1:1
3.00:1 to 3.99:1..............................................................         70%     2.4:1
4.00:1 or more................................................................         60%     2.5:1

; and provided further that, if the pro forma Interest Coverage Ratio of the Company (or any Person becoming the successor obligor of the Notes) is 3:1 or more, the calculation in the preceding proviso shall be inapplicable and such transaction shall be deemed to have complied with the requirements of this clause (iii); (iv) immediately after giving effect to such transaction on a pro forma basis, the Company (or any Person that becomes the successor obligor of the Notes) shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction; and
(v) the Company delivers to the Trustees an Officers' Certificate (attaching the arithmetic computations to demonstrate compliance with clauses (iii) and (iv)) and Opinion of Counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture comply with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with; provided, however, that clauses (iii) and (iv) above do not apply if,
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
in the good faith determination of the Board of Directors, whose determination shall be evidenced by a Board Resolution, the principal purpose of such transaction is to change the state of incorporation of the Company; and provided further that any such transaction shall not have as one of its purposes the evasion of the foregoing limitations. (Section 4.01)

DEFEASANCE
Defeasance and Discharge

     Each Indenture provides that the Company will be deemed to have paid and will be discharged from any and all obligations in respect of the Senior Notes or the Senior Subordinated Notes, as the case may be, and the provisions of such Indenture will no longer be in effect with respect to the Senior Notes or the Senior Subordinated Notes, as the case may be, on the 123rd day after the deposit described below (except for, among other matters, certain obligations to register the transfer or exchange of the Senior Notes or the Senior Subordinated Notes, as the case may be, to replace stolen, lost or mutilated Senior Notes or the Senior Subordinated Notes, as the case may be, to maintain paying agencies and to hold monies for payment in trust) if, among other things, (A) the Company has deposited with the relevant Trustee, in trust, money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Senior Notes or the Senior Subordinated Notes, as the case may be, on the Stated Maturity of such payments in accordance with the terms of the relevant Indenture and the Senior Notes or the Senior Subordinated Notes, as the case may be, (B) the Company has delivered to the relevant Trustee either an Opinion of Counsel to the effect that Holders of the Senior Notes or the Senior Subordinated Notes, as the case may be, will not recognize income, gain or loss for federal income tax purposes as a result of the Company's exercise of its option under this "Defeasance" provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which Opinion of Counsel must be accompanied by a ruling of the Internal Revenue Service to the same effect or a change in applicable federal income tax law after the date of such Indenture or a ruling directed to the Company or the relevant Trustee received from the Internal Revenue Service to the same effect as the aforementioned Opinion of Counsel, (C) immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company is a party or by which the Company is bound, and (D) in the case of the Senior Subordinated Note Indenture, the Company is not prohibited from making payments in respect of the Senior Subordinated Notes by the provisions described under "Ranking," above. (Section 7.02)

Defeasance of Certain Covenants and Certain Events of Default

     Each Indenture further provides that the provisions of such Indenture will no longer be in effect with respect to clauses (iii) and (iv) under "Consolidation, Merger and Sale of Assets" and all the covenants described herein under "Covenants," clause (c) under "Events of Default" with respect to such covenants and clauses (iii) and (iv) under "Consolidation, Merger and Sale of Assets," and clauses (d), (e) and (h) under "Events of Default" shall be deemed not to be Events of Default, and the provisions described herein under "Ranking" shall not apply, upon, among other things, the deposit with the relevant Trustee, in trust, of money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Senior Notes or the Senior Subordinated Notes, as the case may be, on the Stated Maturity of such payments in accordance with the terms of such Indenture and the Senior Notes or the Senior Subordinated Notes, as the case may be, the satisfaction of the provisions described in clause (C) (and, in the case of the Senior Subordinated Notes, clause (D)) of the preceding paragraph and the delivery by the Company to such Trustee of an Opinion of Counsel to the effect that, among other things, the Holders of the Senior Notes or the Senior Subordinated Notes, as the case may be, will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. (Section 7.03)

Defeasance and Certain Other Events of Default

     In the event the Company exercises its option to omit compliance with certain covenants and provisions of the Indentures with respect to the Senior Notes or the Senior Subordinated Notes, as the case may be, as described in the immediately preceding paragraph and the Senior Notes or the Senior Subordinated Notes, as the case may be, are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the relevant Trustee will be sufficient to pay amounts due on the Senior Notes or the Senior Subordinated Notes, as the case may be, at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Senior Notes or the Senior Subordinated Notes, as the case may be, at the time of the acceleration resulting from such Event of Default. However, the Company shall remain liable for such payments.

     The Bank Credit Agreement, the 1993 Term Loan Agreement and the Senior Secured Note Agreement each contain a covenant prohibiting defeasance of the Senior Notes and the Senior Subordinated Notes without the consent of a specified percentage of lenders under the Bank Credit Agreement and the 1993 Term Loan Agreement and the holders of the Senior Secured Notes. The 9 1/4% Note Indenture and the Pass Through Certificate Leases also contain, and the Senior
Note Indenture will contain, covenants limiting defeasance of the Senior Subordinated Notes.

MODIFICATION AND WAIVER

     Modifications and amendments of each Indenture may be made by the Company and the relevant Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Senior Notes or Senior Subordinated Notes, as the case may be; provided, however, that no such modification or amendment may, without the consent of each Holder affected thereby, (i) change the Stated Maturity of the principal of, or any installment of interest on, any Senior Note or Senior Subordinated Note, as the case may be,
(ii) reduce the principal amount of, or premium, if any, or interest on, any Senior Note or Senior Subordinated Note, as the case may be, (iii) change the place or currency of payment of principal of, or premium, if any, or interest on, any Senior Note or Senior Subordinated Note, as the case may be, (iv) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption
Date) of any Senior Note or Senior Subordinated Note, as the case may be, (v) in the case of the Senior Subordinated Notes, modify the subordination provisions in a manner adverse to the Holders of the Senior Subordinated Notes, (vi) reduce the above-stated percentage of outstanding Senior Notes or Senior Subordinated Notes, as the case may be, the consent of whose Holders is necessary to modify or amend such Indenture, (vii) waive a default in the payment of principal of, premium, if any, or interest on the Senior Notes or the Senior Subordinated Notes, as the case may be, or (viii) reduce the percentage of aggregate principal amount of outstanding Senior Notes or Senior Subordinated Notes, as the case may be, the consent of whose Holders is necessary for waiver of compliance with certain provisions of such Indenture or for waiver of certain defaults. (Article Eight)

     The Bank Credit Agreement, the 1993 Term Loan Agreement and the Senior Secured Note Agreement each contain a covenant prohibiting the Company from consenting to any modification of the Indentures or waiver of any provision thereof without the consent of a specified percentage of the lenders under the Bank Credit Agreement and the 1993 Term Loan Agreement and the holders of the Senior Secured Notes. See "Description of Certain Indebtedness--The Bank Credit Agreement" and "--The Senior Secured Notes."

NO PERSONAL LIABILITY OF INCORPORATORS, SHAREHOLDERS, OFFICERS, DIRECTORS OR EMPLOYEES

     Each Indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on any of the Senior Notes or the Senior Subordinated Notes, as the case may be, or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company in such Indenture, or in the Senior Notes or the Senior Subordinated Notes, as the case may be, or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, shareholder, officer, director, employee or controlling person of the Company or of any successor Person thereof. Each Holder, by accepting such Senior Notes or Senior Subordinated Notes, as the case may be, waives and releases all such liability. (Section 9.09)

CONCERNING THE TRUSTEES

     Each Indenture provides that, except during the continuance of an Event of Default, the respective Trustee thereunder will perform only such duties as are specifically set forth in such Indenture. If an Event of Default has occurred and is continuing, the respective Trustee will exercise such rights and powers vested in it under such Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. (Section 6.01)

     Each of the Indentures and provisions of the Trust Indenture Act of 1939, as amended, incorporated by reference therein contain limitations on the rights of the respective Trustee thereunder, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. Each Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

     The Senior Note Trustee also serves as trustee with respect to the 9 1/4% Notes. The 9 1/4% Notes rank pari passu in right of payment with the Senior Notes.

TAX CONSIDERATIONS

     The following summary addresses the tax consequences of Notes held as capital assets by initial purchasers.

     The Company will treat the Notes as debt for federal income tax purposes. However, if any of the Notes ultimately were treated as equity, the amount treated as a distribution on any such Note would first be taxable to the holder as dividend income to the extent of the Company's current and accumulated earnings and profits and would next be treated as a return of capital to the extent of the holder's tax basis in the Note, with any remaining amount treated as gain from the sale of the Note. Further, payments on the Notes to foreign persons would not be eligible for the portfolio interest exception from U.S. withholding tax and dividends thereon would be subject to U.S. withholding tax at a flat rate of 30% (or lower treaty rate). In addition, in the event of equity treatment, the Company would not be entitled to deduct interest expense and original issue discount, if any, on the Notes for federal income tax purposes.


     As debt instruments and subject to the discussion below, stated interest on both the Senior Notes and the Senior Subordinated Notes will be taxable as ordinary income to a holder of a Note when received or accrued in accordance with such holder's method of tax accounting. If, however, a holder owns both the Senior Notes and the Senior Subordinated Notes, such holder should be aware that recently finalized Treasury regulations could under certain circumstances require that the Senior Notes and the Senior Subordinated Notes held by such holder be aggregated and treated as a single debt instrument, which treatment may result in such holder having to recognize all or a portion of stated interest on the Notes as original issue discount under an economic accrual basis prior to the receipt of cash attributable to stated interest. However, if, as anticipated, a substantial portion of the Senior Notes and Senior Subordinated Notes are issued to holders who were not related to each other or the Company and who do not purchase both the Senior Notes and the Senior Subordinated Notes, then there is an exception in such regulations under which the aggregation rule would not apply to the Notes. In any event, such aggregation rule also would not apply if a portion of either the Senior Notes or the Senior Subordinated Notes is separately traded on an established market (as defined in the Treasury regulations) at any time during the period ending 30 days after the original issue date of the Notes for sale to the public.


     THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

     The following summary of the instruments governing certain indebtedness of the Company does not purport to be complete and is qualified in its entirety by reference to such instruments, copies of which have been filed, or incorporated by reference, as exhibits to the Registration Statement of which this Prospectus is a part. Capitalized terms used but not defined herein have the meanings ascribed to them in such instruments. Simultaneously with or prior to the Refinancing, the Bank Credit Agreement, the 1993 Term Loan Agreement and the Senior Secured Note Agreement will be amended in certain respects. Such amendments, as well as the completion of the Refinancing, require certain consents (i) of the Banks voting as one class, (ii) of the lenders under the 1993 Term Loan voting as one class, (iii) of the holders of the Senior Secured Notes voting as one class, and (iv) of the Banks, such lenders and such holders voting together as one class. Unless otherwise indicated, the following descriptions of the Bank Credit Agreement, the 1993 Term Loan and the Senior Secured Notes assume the effectiveness of such amendments and consents and of the Refinancing.

THE BANK CREDIT AGREEMENT

     The Bank Credit Agreement currently provides for the Term Loan and for the $350 million Revolving Credit Facility, in each case with a final maturity of December 31, 1996. As of September 30, 1993, $332 million was outstanding under the Term Loan ($232 million on a pro forma basis after giving effect to the Refinancing) and the Company had $176 million in available capacity under the Revolving Credit Facility ($150 million on a pro forma basis after giving effect to the Refinancing and the redemption on November 1, 1993 of $50 million aggregate principal amount of 12 3/8% Notes).

     As part of the Revolving Credit Facility, the Bank Credit Agreement provides for the issuance of letters of credit in the normal course of business of up to $50 million. In addition, a letter of credit of up to $50 million (the "Support Letter of Credit") is available to support the Company's obligations with respect to the refinancing of the tax-exempt financing of a portion of the Company's Savannah River mill.

     Bankers Trust Company ("Bankers Trust") also provides a $75 million swing line facility within the Revolving Credit Facility, $50 million of which is available to reimburse draws under the Support Letter of Credit, and $25 million of which is available for general corporate purposes. As of September 30, 1993, no reimbursement obligations were outstanding under the Support Letter of Credit and no other letters of credit were issued under the Bank Credit Agreement.

     Interest. The Term Loan and the Revolving Credit Facility bear interest, at the Company's option, at Bankers Trust's prime rate, plus 1.50% or, subject to certain limitations, at a reserve adjusted Eurodollar rate, plus 2.25%; the foregoing rates are subject to adjustment downward by 0.75% based on certain financial criteria.

     Repayment. The Term Loan and the Revolving Credit Facility are subject to mandatory and optional repayments and prepayments. As indicated, the Company is required to make scheduled repayments of the Term Loan. As of September 30, 1993, the $332 million then outstanding balance of the Term Loan was payable in installments as follows:

                                                                                   PRINCIPAL
ON DECEMBER 31,                                                                 INSTALLMENT(A)
- ------------------------------------------------------------------------------  ---------------
                                                                                 (IN MILLIONS)
1994..........................................................................     $     107
1995..........................................................................     $     107
1996..........................................................................     $     118

- ---------------

(a) As part of the Refinancing the Company will prepay $100 million of the mandatory payment due under the Term Loan in 1994. See "Use of Proceeds."

     The Company is also required to make mandatory repayments of the Term Loan and the Revolving Credit Facility on or before the last day of March of each year in an amount equal to 50% of Excess Cash Flow for the year ending on the immediately preceding December 31. After giving effect to the Refinancing, the portion of Excess Cash Flow which is not required to be used to prepay the Term Loan will be used to prepay the Revolving Credit Facility. "Excess Cash Flow" for any period is defined as (i) consolidated net income (subject to certain adjustments), plus (minus) (ii) depreciation and other non-cash expenses (revenues) (including deferred taxes and non-cash accrued interest) minus (plus)
(iii) additions (reductions, other than those solely attributable to Asset Sales, as defined below) to working capital, minus (iv) the sum of regularly scheduled repayments of the Term Loan and certain other scheduled indebtedness), permitted scheduled limits of capital expenditures and permitted payments in respect of equity and subordinated debt, minus (v) $10 million. Excess Cash Flow prepayments under the Bank Credit Agreement are to be applied first to the prepayment in full of the Term Loan, and second, to the prepayment of the Revolving Credit Facility (with a reduction of the commitment under the Revolving Credit Facility in an amount corresponding to the amount of prepayment). Excess Cash Flow prepayments under the 1993 Term Loan Agreement are to be applied to the 1993 Term Loan.

     The Term Loan and the Revolving Credit Facility, as well as the Senior Secured Notes and the 1993 Term Loan, also provide for mandatory prepayments from proceeds of Asset Sales. "Asset Sale" is defined as the sale, transfer or other disposition by the Company or any subsidiary of the Company of (i) any stock of any subsidiary which is not Margin Stock; (ii) substantially all the assets of any geographic or other division or line of business of the Company or any subsidiary of the Company; or (iii) any real property or any other assets (excluding assets produced or purchased for sale to others in the ordinary course of business) having a value in excess of $2 million; provided that such sales, transfers and dispositions referred to in this clause (iii) and occurring in any fiscal year do not constitute an Asset Sale until the aggregate value thereof in such fiscal year equals at least $10 million. Excluded from Asset Sales are sales of cash and cash equivalents in the ordinary course of business and up to $30 million of sales of assets located in the United Kingdom and The Netherlands if the proceeds of such sales are redeployed outside the United States. So long as the Bank Credit Agreement remains in effect, the net cash proceeds of Asset Sales (other than dispositions of Shared Collateral) are to be applied to prepay the indebtedness under the Bank Credit Agreement. When the Bank Credit Agreement is no longer in effect, such net cash proceeds are to be applied ratably to the prepayment of the 1993 Term Loan and the Senior Secured Notes. The net cash proceeds from Asset Sales consisting of dispositions of Shared Collateral are to be applied as follows: (i) the first $100 million of such net cash proceeds are to be applied to the ratable prepayment of the indebtedness under the Bank Credit Agreement and the 1993 Term Loan; and (ii) the remainder of such net cash proceeds are to be applied ratably to prepay the indebtedness under the Bank Credit Agreement, the 1993 Term Loan, the Senior Secured Notes and, to the extent secured by the Shared Collateral, the indebtedness under interest rate agreements and currency agreements. The net cash proceeds of any Asset Sale required to be applied to prepay the indebtedness under the Bank Credit Agreement will be so applied first, to the prepayment in full of the Term Loan, and second, to the prepayment of (and the corresponding reduction of the commitment under) the Revolving Credit Facility.

     If the utilization of the Revolving Credit Facility exceeds the commitment thereunder, the Company is required to prepay the Revolving Credit Facility by an amount equal to such excess.

     The Term Loan and the Revolving Credit Facility may be prepaid in whole or in part at any time (except that Eurodollar loans are prepayable only on the last day of the selected interest period) without premium or penalty, and the Revolving Credit Facility commitment may be reduced by the Company in whole or in part at any time without premium or penalty.

     Guarantees and Security. The indebtedness under the Bank Credit Agreement is secured by a first lien (subject to permitted liens) on the Shared Collateral. Pursuant to the Collateral Trust Agreement, the Senior Secured Notes and the 1993 Term Loan are, in each case with certain exceptions, secured equally and ratably with the indebtedness under the Bank Credit Agreement. See "--Senior Secured Notes."

     Covenants; Events of Default. The Bank Credit Agreement contains several financial covenants that require the Company to maintain certain specified ratios at specified times. These financial covenants include:

          (i) A requirement that, at all times, the Company maintain a ratio of Consolidated Current Assets (excluding any receivable with respect to current taxes) to Consolidated Current Liabilities (excluding any liability for current taxes) of not less than 0.75 to 1.00. "Consolidated Current Assets" is defined as the total assets of the Company and its subsidiaries on a consolidated basis which may properly be classified as current assets in conformity with generally accepted accounting principles ("GAAP"), excluding cash and certain instruments defined as "cash equivalents" to the extent such items exceed $10 million. "Consolidated Current Liabilities" is defined as the total liabilities of the Company and its subsidiaries on a consolidated basis which may properly be classified as current liabilities in conformity with GAAP, excluding (a) current maturities of indebtedness, with an initial term longer than one year or renewable at the borrower's option for more than one year, (b) certain other indebtedness permitted under the Bank Credit Agreement which is classified as a current liability in conformity with GAAP, (c) taxes payable solely as a result of Asset Sales and (d) fees, costs and expenses payable by the Company in connection with the transactions contemplated by the Bank Credit Agreement (the "Transaction Costs").

          (ii) A requirement that the Company maintain a ratio of (a) Consolidated EBDIT to (b) Consolidated Cash Interest Expense of not less than 1.50 to 1.00 for each period of four fiscal quarters (not less than 1.40 to 1.00 in the case of the four fiscal quarters ending March 31,
     1994). "Consolidated EBDIT" for any period is defined as the total of the amounts for such period of (a) consolidated net income (subject to certain adjustments), plus (b) provision for taxes based on income, plus (c) depreciation expenses, plus (d) total interest expense, plus (e) amortization expense, plus (f) other non-cash items reducing consolidated net income, minus (g) other non-cash items increasing consolidated net income, all as determined on a consolidated basis for the Company and its subsidiaries in conformity with GAAP. "Consolidated Cash Interest Expense" for any period is defined as the sum of (i) total interest expense with respect to outstanding indebtedness of the Company and its subsidiaries and
     (ii) net costs under interest rate agreements of the Company and its subsidiaries on a consolidated basis calculated in conformity with GAAP, but excluding interest expense not payable in cash, certain fees payable to the Banks and the Agent under the Bank Credit Agreement on or prior to August 9, 1988 and the Transaction Costs in connection with the leveraged acquisition of the Company in 1988 and subsequent financing transactions, all as determined in conformity with GAAP.

          (iii) A requirement that the Company maintain at all times a ratio of
     (a) Consolidated Senior Debt to (b) the sum of (1) Consolidated Net Worth plus (2) Subordinated Indebtedness, of not more than 0.90 to 1.00 for the period from January 1, 1993 to and including December 31, 1993, and not more than 0.85 to 1.00 for the period from and after January 1, 1994 to and including December 31, 1994, and not more than 0.80 to 1.00 for the period from and after January 1, 1995. "Consolidated Senior Debt" is defined as the sum of (1) all indebtedness of the Company and its subsidiaries, other than Subordinated Indebtedness, on a consolidated basis calculated in conformity with GAAP and (2) the unutilized maximum commitment under any revolving credit or similar facility of the Company and its subsidiaries, including, without limitation, the Revolving Credit Facility. "Consolidated Net Worth" is defined as an amount equal to (x) the sum of all common stock and preferred stock and additional paid-in capital plus retained earnings (or minus accumulated deficit) of the Company and its subsidiaries on a consolidated basis calculated in conformity with GAAP (but excluding the effects of certain foreign currency exchange adjustments) minus (y), to the extent not already excluded in accordance with GAAP, the aggregate amount of nonrecourse loans made to provide the purchase price paid by management for any Common Stock. "Subordinated Indebtedness" is defined as indebtedness of the Company subordinated in right of payment to the indebtedness outstanding under the Bank Credit Agreement, the 1993 Term Loan Agreement and the Senior Secured Note Agreement pursuant to documentation containing interest rates, payment terms, maturities, amortization schedules, covenants, defaults, remedies, subordination provisions and other material terms in form and substance satisfactory to the Banks holding 66 2/3% or more of the aggregate principal amount outstanding under the Bank Credit Agreement.

     The Bank Credit Agreement provides that for the purposes of the covenants set forth therein, no calculations will give effect to adjustments in component amounts resulting from application of the purchase method of accounting under Accounting Principles Board Opinions Nos. 16 and 17 to the leveraged acquisition of the Company in 1988 or the amortization of expenses in connection with such transaction or its financing.

     The Bank Credit Agreement contains additional covenants which, among other things, require the Company (i) to provide equal security to the Banks in the event certain liens are granted on any assets of the Company or its subsidiaries, (ii) to maintain the properties of the Company and its subsidiaries, together with insurance thereon, (iii) to enter into interest rate agreements with respect to a certain portion of the Bank Credit Agreement, (iv) to provide certain reports to the Banks and permit inspections by the Banks, (v) to cause subsidiaries (other than Fort Sterling and Sterling International Limited) accounting for more than 10% of consolidated assets or consolidated revenues of the Company (each a "Material Subsidiary") to provide a guarantee of the Company's obligations under the Bank Credit Agreement and to secure the same with a pledge of inventory and receivables, (vi) to pledge the stock of, with certain exceptions, each Material Subsidiary; provided that neither the Company nor any subsidiary shall be required to pledge more than 65% of the voting power of any controlled foreign corporation (as defined in the Internal Revenue Code) or any subsidiary that acts solely as a holding company for the stock of one or more controlled foreign corporations, or certain identified subsidiaries that act principally as holding companies for the stock of one or more controlled foreign corporations, and in no event shall be required to pledge the stock of any subsidiary to the extent such pledge would constitute an investment of earnings in United States property under the Internal Revenue Code and (vii) to provide ratable consideration, if any, to holders of the Senior Secured Notes, the lenders under the 1993 Term Loan Agreement and the Banks for consenting to any transaction, event or change that requires amendments, modifications, supplements, waivers or forbearance of all of the Senior Secured Note Agreement, the Bank Credit Agreement and the 1993 Term Loan Agreement. The Company and the Banks have amended the Bank Credit Agreement to exclude from the definition of "Material Subsidiary" referred to in clause (v) above, the wholly owned subsidiaries of Fort Sterling and Sterling International Limited, and Fort Howard Holdings Inc. provided that its only assets consist of stock of Fort Sterling and the stock of wholly owned subsidiaries of the Company which has been pledged to the Banks.

     The Bank Credit Agreement also contains covenants which, among other things, (i) limit the ability of the Company and its subsidiaries to incur additional indebtedness and contingent obligations or grant liens or additional negative pledges in respect of their assets, (ii) limit the investments and capital expenditures which may be made by the Company and its subsidiaries,
(iii) limit the ability of the Company and its subsidiaries to make interest payments on and prepayments of subordinated debt and limit the ability of the Company to pay dividends or make other distributions on account of any shares of any class of its capital stock (other than dividends payable solely in other shares of such class of capital stock), (iv) limit the ability of the Company and its subsidiaries to incur obligations under leases or to enter into sale and leaseback transactions, (v) prevent the Company and its subsidiaries from selling or discounting receivables, other than certain sales of notes received in connection with Asset Sales, (vi) limit the ability of the Company and its subsidiaries to enter into certain transactions or arrangements with certain affiliates of the Company or any holder of 5% or more of any class of its equity securities or affiliates of such holders, (vii) restrict the ability of the Company and its subsidiaries to make fundamental changes and to enter into new lines of business, (viii) limit the ability of the Company or its subsidiaries to dispose of their respective assets and (ix) limit the ability of the Company and its subsidiaries to make prepayments of the 1993 Term Loan.

     Under the Bank Credit Agreement, various specified events constitute events of default which permit the Banks to cease making loans and to declare all amounts outstanding under the Term Loan and the Revolving Credit Facility to be due and payable. These events include, among other things, failure to pay any installment of principal under the Bank Credit Agreement when due, failure to pay for 5 days after the due date any interest under the Bank Credit Agreement, default in or relating to other indebtedness of the Company or any of its subsidiaries in a principal amount of $15 million or more individually or $30 million or more in the aggregate, breach of certain covenants contained in the Bank Credit Agreement, any representation or warranty in the Bank Credit Agreement proving to have been false in a material respect when made, default in the performance of any other terms contained in the Bank Credit Agreement or certain other related documents without being remedied or waived within 30 days after receipt of notice of default, bankruptcy of the Company or any of its Material Subsidiaries, a judgment or attachment involving an amount in excess of $10 million individually or $20 million in the aggregate which is not discharged within a specified period, certain ERISA defaults, the invalidity of any guarantee given by a subsidiary of the Company in connection with the Bank Credit Agreement, failure to maintain the validity and perfection of any security interest (to the extent required under the Bank Credit Agreement) with respect to collateral with a value greater than $20 million, and a failure by MSLEF II, MS&Co. and their affiliates to own or control at least a majority of the Common Stock entitled to vote for the election of members of the Board of Directors of the Company.

     Fees and Expenses. A commitment fee of 0.5% per annum on the unused portion of each Bank's commitment under the Revolving Credit Facility is payable to the Banks. In addition, an annual Agent's commission of $500,000 is payable to Bankers Trust. The Company agreed to pay certain of the Banks' expenses incurred in connection with the Bank Credit Agreement and to provide the Banks and their respective directors, officers, employees and affiliates with customary indemnification. In addition, in connection with obtaining amendments and consents required in connection with the issuance of the 9 1/4% Notes and the 10% Notes, the Company paid a consent fee of 0.3% of $932 million to the Banks in 1992.

1993 TERM LOAN

     In connection with the 1993 Refinancing, the Company borrowed $100 million under the 1993 Term Loan Agreement from a syndicate of banks (the "Lenders") for whom Bankers Trust is the agent. The 1993 Term Loan bears interest, at the Company's option, at Bankers Trust's prime rate, plus 1.75% or, subject to certain limitations, at a reserve adjusted Eurodollar rate, plus 3.00%, and matures on May 1, 1997. The 1993 Term Loan constitutes Secured Indebtedness of the Company and, except as indicated above in respect of the Bank Credit Agreement, is secured by a first lien (subject to permitted liens) on the Shared Collateral on an equal and ratable basis with the Senior Secured Notes, all indebtedness from time to time outstanding under the Bank Credit Agreement, and certain indebtedness under interest rate agreements and currency agreements.

     The 1993 Term Loan is subject to certain mandatory and optional prepayments. The Company is required to prepay the 1993 Term Loan with Excess Cash Flow and with the net cash proceeds of Asset Sales to the extent indicated above under "--The Bank Credit Agreement." In addition, the Company may prepay the 1993 Term Loan in whole or in part at any time (except that Eurodollar loans are prepayable only on the last day of the selected interest period), without premium or penalty. The 1993

Term Loan contains certain restrictive and financial covenants and events of default that are substantially similar to those contained in the Bank Credit Agreement and the Senior Secured Note Agreement.

     The Company paid approximately $5 million to Bankers Trust for certain funding and commitment fees and for certain of the Lenders' expenses in connection with the 1993 Term Loan Agreement and has provided the Lenders and their respective directors, officers, employees and affiliates with customary indemnification relating to liability arising from the 1993 Term Loan Agreement.

SENIOR SECURED NOTES

     The Senior Secured Notes were issued pursuant to the Senior Secured Note Agreement. The Senior Secured Notes are limited to $300 million aggregate principal amount and have been issued in five series, Series A, B, C1, C2 and D, maturing in years 1997 through 2000. Series A, B, C1, C2 and D of the Senior Secured Notes bear interest at three-month LIBOR plus 275 basis points, 300 basis points, 325 basis points, 300 basis points, and 350 basis points, respectively.

     The Company is required to prepay the Senior Secured Notes with the net cash proceeds of Asset Sales to the extent indicated above under "--The Bank Credit Agreement." In addition, subject to the consent of the Banks, the Company may prepay the Senior Secured Notes at any time in whole or in part at par plus accrued and unpaid interest to the prepayment date.

     The Senior Secured Notes constitute Secured Indebtedness of the Company and, except as indicated above in respect of the Bank Credit Agreement, are secured by a first lien (subject to permitted liens) on the Shared Collateral on an equal and ratable basis with the 1993 Term Loan, all indebtedness from time to time outstanding under the Bank Credit Agreement, and certain indebtedness under interest rate agreements and currency agreements.

     The Senior Secured Notes contain certain restrictive and financial covenants and events of default that are substantially similar to those contained in the Bank Credit Agreement.

     In connection with the 1993 Refinancing, the Company paid approximately $0.9 million to the holders of the Senior Secured Notes as a consent fee and for certain of their expenses in connection with amendments to the Senior Secured Note Agreement and has provided such holders and their respective directors, officers, employees and affiliates with customary indemnification relating to liability arising from the Senior Secured Note Agreement.

12 3/8% NOTES AND 12 5/8% DEBENTURES

     The 12 3/8% Notes were issued under an Indenture dated as of November 1, 1988 (the "12 3/8% Note Indenture"), between the Company and State Street Bank and Trust Company, as Trustee. The 12 5/8% Debentures were issued under an Indenture dated as of November 1, 1988 (the "12 5/8% Debenture Indenture"), between the Company and United States Trust Company of New York, as Trustee.


     The 12 3/8% Notes and the 12 5/8% Debentures constitute unsecured subordinated obligations of the Company, and will mature on November 1, 1997 and November 1, 2000, respectively. The 12 3/8% Notes bear interest at a rate of 12 3/8% per annum and the 12 5/8% Debentures bear interest at a rate of 12 5/8% per annum. The 12 5/8% Debentures are subordinated in right of payment to the 12 3/8% Notes and the Notes and rank pari passu with the 10% Notes.



     The 12 3/8% Notes are currently redeemable at the option of the Company, at 105.0% of the principal amount thereof, together with accrued and unpaid interest to the redemption date.

     The 12 5/8% Debentures are redeemable at the option of the Company at 105.0% of the principal amount thereof, decreasing to 102.5% of the principal amount thereof on or after November 1, 1994, and after October 31, 1995, at 100% of the principal amount, in each case together with accrued and unpaid interest to the redemption date.



     The Bank Credit Agreement, the 1993 Term Loan Agreement and the Senior Secured Notes contain a provision prohibiting the optional redemption of the 12 3/8% Notes and the 12 5/8% Debentures. The 12 3/8% Notes Indenture limits the optional redemption of the 12 5/8% Debentures.



     In connection with the Note Offerings, requisite consents will be obtained under the Bank Credit Agreement, the 1993 Term Loan Agreement and the Senior Secured Note Agreement to permit, among other things, the 12 3/8% Note Redemption and the 12 5/8% Debenture Redemption. The 12 3/8% Notes will be redeemed in whole and $238.1 million aggregate principal amount of the 12 5/8% Debentures will be redeemed with the proceeds of the Note Offering. See "Use of Proceeds."


     The 12 3/8% Note Indenture and the 12 5/8% Debenture Indenture contain certain restrictive covenants which impose limitations on the Company and certain of its subsidiaries' ability to, among other things: (i) incur additional indebtedness; (ii) pay dividends and make other distributions; (iii) create liens; and (iv) merge or consolidate or transfer substantially all of the Company's assets.

     As of September 30, 1993, $384 million and $384 million of aggregate principal amount of 12 3/8% Notes and 12 5/8% Debentures, respectively, were outstanding. On November 1, 1993, $50 million aggregate principal amount of 12 3/8% Notes were redeemed by the Company.

14 1/8% DEBENTURES

     The 14 1/8% Debentures were issued under an Indenture dated as of November 1, 1988 (the "14 1/8% Debenture Indenture"), between the Company and Society National Bank, Trustee.

     The 14 1/8% Debentures constitute unsecured subordinated obligations of the Company. The 14 1/8% Debentures currently have a face amount outstanding of approximately $567 million and will mature on November 1, 2004. No interest will be payable on the 14 1/8% Debentures prior to May 1, 1995. From and after November 1, 1994 interest on the 14 1/8% Debentures will accrue at a rate of 14 1/8% per annum. The 14 1/8% Debentures are subordinated to the Notes, the 9 1/4% Notes, the 10% Notes, the 12 5/8% Debentures and the 12 3/8% Notes until redeemed as described herein.

     The 14 1/8% Debentures are redeemable at any time at the option of the Company at a redemption price equal to 100% of their principal amount, together with accrued and unpaid interest, if any, to the redemption date. The Bank Credit Agreement, the 1993 Term Loan Agreement and the Senior Secured Notes contain a provision prohibiting the optional redemption of the 14 1/8% Debentures.

     The 14 1/8% Debenture Indenture contains certain limited covenants which restrict the Company's ability to pay dividends on or repurchase or retire Common Stock prior to November 1, 1994 or to merge or consolidate or transfer substantially all of its assets.


     As of September 30, 1993, $489 million aggregate accreted value of the 14 1/8% Debentures was outstanding.


PASS THROUGH CERTIFICATES, SERIES 1991

     The Pass Through Certificates were issued pursuant to the Amended and Restated Pass Through Trust Agreement dated as of December 13, 1991 between the Company and Wilmington Trust Company, as trustee. The Pass Through Certificates bear interest at 11% per annum and have a final distribution date of January 2, 2002.

     The Pass Through Certificates represent fractional undivided interests in a pass through trust (the "Pass Through Trust") holding the Pass Through Secured Notes issued on a nonrecourse basis by an owner trustee (the "Owner Trustee") in connection with leveraged lease transactions to finance or refinance not more than 85% of the cost to the Owner Trustee of acquiring the Company's interest in a paper manufacturing facility, power plant and certain equipment related thereto located at the Company's Savannah River mill (the "Pass Through Assets"). Simultaneously with the acquisition of the Pass Through Assets by the Owner Trustee, it leased the Pass Through Assets back to the Company pursuant to the Pass Through Certificate Leases. Amounts payable under the Pass Through Certificate Leases will be at least sufficient to pay in full when due all payments of principal and interest on the Pass Through Secured Notes. However, neither the Pass Through Certificates nor the Pass Through Secured Notes are direct obligations of, or guaranteed by, the Company.

     Prior to December 20, 1998, the Pass Through Certificates may not be redeemed except in connection with an event of loss to a Pass Through Asset, or in certain cases of obsolesence of any Pass Through Asset and during the continuance of any lease event of default with respect to a Pass Through Asset. On or after December 20, 1998, the Pass Through Certificates may be redeemed at any time. Unless earlier redeemed, 74.20% (or $62,041,625) of the principal amount of the Pass Through Certificates will be distributed to the holders thereof on the final distribution date.

     The Company's obligations under the Pass Through Certificate Leases, which are treated as capital leases, rank pari passu in right of payment with all other general obligations of the Company and are secured by a security interest in all of the Pass Through Assets. The Company's obligations under the Bank Credit Agreement, the 1993 Term Loan Agreement and the Senior Secured Notes are secured by essentially all of the Company's assets, including the Company's leasehold interest in the Pass Through Assets. The holders of such indebtedness will be entitled to payment of their indebtedness out of the proceeds of such collateral prior to the holders of any general unsecured obligations of the Company, including the Notes.

     As of September 30, 1993, $85 million under the Pass Through Certificate Leases was outstanding.

9 1/4% NOTES AND 10% NOTES

     The 9 1/4% Notes were issued under an Indenture, dated as of March 15, 1993 (the "9 1/4% Note Indenture"), between the Company and Norwest Bank Wisconsin, N.A., as Trustee. The 10% Notes were issued under an Indenture, dated as of March 15, 1993 (the "10% Note Indenture"), between the Company and United States Trust Company of New York, as Trustee.

     The 9 1/4% Notes constitute senior unsecured obligations of the Company, limited to $450 million aggregate principal amount, and will mature on March 15, 2001. The 9 1/4% Notes bear interest at the rate of 9 1/4% per annum. The 9 1/4% Notes are not redeemable prior to maturity. The 9 1/4% Notes rank pari passu with the Senior Notes and constitute Senior Indebtedness with respect to the Senior Subordinated Notes.

     The 10% Notes constitute unsecured subordinated obligations of the Company, limited to $300 million aggregate principal amount, and will mature on March 15, 2003. The 10% Notes bear interest at the rate of 10% per annum. The 10% Notes will be redeemable at any time on or after March 15, 1998 at 105.0% of the principal amount thereof, on or after March 15, 1999 at 103.75% of the principal amount thereof, on or after March 15, 2000 at 102.50% of the principal amount thereof, on or after March 15, 2001 at 101.25% of the principal amount thereof, and after March 15, 2002, at 100% of the principal amount thereof, in each case together with accrued and unpaid interest to the redemption date. In addition, at any time prior to March 15, 1995, the Company may redeem up to $75 million aggregate principal amount of 10% Notes with the proceeds of one or more Public Equity Offerings following which there is a Public Market, at any time or from time to time, at a redemption price

(expressed as a percentage of principal amount) of 110%, plus accrued interest to the redemption date. The 10% Notes are subordinated to the Notes.

     The Bank Credit Agreement, 1993 Term Loan Agreement and the Senior Secured Note Agreement contain a provision prohibiting the optional redemption of the 9% Notes and 10% Notes without the consent of a specified percentage in interest of lenders under the Bank Credit Agreement and the 1993 Term Loan Agreement, and of holders of Senior Secured Notes. The 9 1/4% Note Indenture and the 12 5/8% Debenture Indenture also contain covenants limiting the optional redemption of the 10% Notes.

     The 9 1/4% Note Indenture and the 10% Note Indenture contain certain restrictive covenants which impose limitations on the Company and certain of its subsidiaries' ability to, among other things: (i) incur additional indebtedness;
(ii) pay dividends and make other distributions; (iii) create liens; and (iv) merge or consolidate or transfer substantially all of the Company's assets.

     As of September 30, 1993, $450 million and $300 million of aggregate principal amount of 9 1/4% Notes and 10% Notes, respectively, were outstanding.

OTHER DEBT OF THE COMPANY

     In addition to borrowings under the Bank Credit Agreement, the 1993 Term Loan Agreement, the Senior Secured Notes, the Pass Through Certificates and the other indebtedness described above, at September 30, 1993, the Company and its subsidiaries had outstanding approximately $187 million of other long-term debt (including the current portion thereof).

                                  UNDERWRITER


     Under the terms and subject to the conditions in an Underwriting Agreement dated the date hereof, Morgan Stanley & Co. Incorporated (the "Underwriter") has agreed to purchase, and the Company has agreed to sell to the Underwriter, $100,000,000 aggregate principal amount of the Senior Notes and $650,000,000 aggregate principal amount of the Senior Subordinated Notes.


     The Underwriting Agreement provides that the obligation of the Underwriter to pay for and accept delivery of the Notes is subject to the approval of certain legal matters by its counsel and to certain other conditions. The Underwriter is obligated to take and pay for all the Notes if any are taken.

     The Underwriter proposes to offer the Notes directly to the public at the public offering price set forth on the cover page hereof and may offer part of the Notes to certain dealers at a price that represents a concession not in
excess of     % of the principal amount of the Senior Notes and     % of the
principal amount of the Senior Subordinated Notes. The Underwriter may allow,
and such dealers may reallow, a concession not in excess of     % of the
principal amount of the Senior Notes and     % of the principal amount of the
Senior Subordinated Notes to certain other dealers. After the initial offering of the Notes, the price of the Notes and various other terms may be changed.

     The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The provisions of Schedule E ("Schedule E") to the By-laws of the National Association of Securities Dealers, Inc. (the "NASD") apply to the Note Offerings. Under the By-laws of the NASD, when an NASD member such as the Underwriter distributes an affiliated Company's debt securities rated below investment grade, the yield on such debt securities can be no lower than that recommended by a "qualified independent underwriter." The NASD requires that the "qualified independent underwriter" (i) be an NASD member experienced in the securities or investment banking business, (ii) not be an affiliate of the issuer of the securities and (iii) agree to undertake the responsibilities and liabilities of an underwriter under the Securities Act. In accordance with this requirement, A.G. Edwards & Sons, Inc. ("A.G. Edwards") is serving in such role, and the yield to maturity on the Notes will not be lower than A.G. Edwards' recommended yield to maturity. A.G. Edwards also participated in the preparation of the Registration Statement of which this Prospectus is a part and has performed due diligence with respect thereto. The Company has agreed to indemnify A.G. Edwards against certain liabilities, including liabilities under the Securities Act.

     Pursuant to the provisions of Schedule E, the Underwriter will not confirm sales of the Notes offered hereby to any accounts over which it exercises discretionary authority without prior written approval of the transactions by the customer.

     The Company does not intend to apply for listing of the Notes on a national securities exchange, but has been advised by the Underwriter that it presently intends to make a market in the Notes, as permitted by applicable laws and regulations. The Underwriter is not obligated, however, to make a market in the Notes and any such market-making may be discontinued at any time at the sole discretion of the Underwriter. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Notes.

     As of September 30, 1993, Morgan Stanley Group and certain other entities affiliated with the Underwriter beneficially owned approximately 57% (on a fully diluted basis) of the Company's Common Stock. In addition, certain persons who are affiliated with the Underwriter comprise a majority of the directors of the Company. See "Certain Risk Factors--Interest of Morgan Stanley Group and Affiliates; Potential Conflicts of Interest," "Management--Directors of the Company," "Ownership of Common Stock" and "Certain Transactions--Stockholders Agreement."

                                 LEGAL MATTERS

     Certain legal matters with respect to the Notes will be passed upon for the Company by Shearman & Sterling, New York, New York, and for the Underwriter by Davis Polk & Wardwell, New York, New York. Shortly after the Acquisition, certain partners of Davis Polk & Wardwell, acting through a general partnership, acquired shares of Common Stock of the Company from Morgan Stanley Group which, in the aggregate, amount to less than 1% of the outstanding shares.

                                    EXPERTS

     The consolidated financial statements and schedules of the Company included or incorporated by reference in this Prospectus and elsewhere in this Registration Statement for the years ended December 31, 1992, 1991 and 1990 have been audited by Arthur Andersen & Co., independent public accountants, as indicated by their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                            FORT HOWARD CORPORATION
                         INDEX TO FINANCIAL STATEMENTS

                                                                          Page
                                                                          ----
FINANCIAL STATEMENTS OF FORT HOWARD CORPORATION
Consolidated Financial Statements
  Report of Independent Public Accountants..............................   F-2
  Consolidated Statements of Income for the years ended December 31,
     1992, 1991 and 1990................................................   F-3
  Consolidated Balance Sheets at December 31, 1992 and 1991.............   F-4
  Consolidated Statements of Cash Flows for the years ended December 31,
     1992, 1991 and 1990................................................   F-5
  Notes to Consolidated Financial Statements............................   F-6
Condensed Consolidated Financial Statements (Unaudited)
  Condensed Consolidated Statements of Income for the nine months ended
     September 30, 1993 and 1992........................................  F-25
  Condensed Consolidated Balance Sheets at September 30, 1993 and
     December 31, 1992..................................................  F-26
  Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 1993 and 1992..................................  F-27
  Notes to Condensed Consolidated Financial Statements..................  F-28

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
  FORT HOWARD CORPORATION:

     We have audited the accompanying consolidated balance sheets of Fort Howard Corporation (a Delaware corporation) and subsidiaries as of December 31, 1992 and 1991, and the related consolidated statements of income and cash flows for the years ended December 31, 1992, 1991 and 1990. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fort Howard Corporation and subsidiaries as of December 31, 1992 and 1991, and the consolidated results of their operations and their cash flows for the years ended December 31, 1992, 1991 and 1990, in conformity with generally accepted accounting principles.

     As discussed in Notes 1, 7 and 10 to the consolidated financial statements, effective January 1, 1992, the Company changed its methods of accounting for postretirement benefits other than pensions and income taxes.

                                          ARTHUR ANDERSEN & CO.

Milwaukee, Wisconsin,
February 15, 1993

                            FORT HOWARD CORPORATION
                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                            FOR THE YEARS ENDED DECEMBER 31,
                                                                       -------------------------------------------
                                                                           1992           1991           1990
                                                                       -------------  -------------  -------------
Net sales............................................................  $   1,151,351  $   1,138,210  $   1,151,173
Cost of sales........................................................        726,356        713,135        719,228
                                                                       -------------  -------------  -------------
Gross income.........................................................        424,995        425,075        431,945
Selling, general and administrative..................................         97,620         97,885        104,863
Amortization of goodwill.............................................         56,700         56,658         56,658
                                                                       -------------  -------------  -------------
Operating income.....................................................        270,675        270,532        270,424
Interest expense.....................................................        338,374        371,186        422,663
Other (income) expense, net..........................................          2,101         (2,655)       (32,580)
                                                                       -------------  -------------  -------------
Loss before taxes....................................................        (69,800)       (97,999)      (119,659)
Income taxes (credit)................................................           (398)       (23,963)       (36,945)
                                                                       -------------  -------------  -------------
Loss before equity earnings, extraordinary item and adjustment for
  accounting change..................................................        (69,402)       (74,036)       (82,714)
Equity in net loss of unconsolidated subsidiaries....................       --              (31,504)       (23,515)
                                                                       -------------  -------------  -------------
Net loss before extraordinary item and adjustment for accounting
  change.............................................................        (69,402)      (105,540)      (106,229)
Extraordinary item--loss on debt repurchases (net of income taxes of
  $3,090)............................................................       --               (5,044)      --
Adjustment for adoption of SFAS No. 106..............................        (10,587)      --             --
                                                                       -------------  -------------  -------------
Net loss.............................................................  $     (79,989) $    (110,584) $    (106,229)
                                                                       -------------  -------------  -------------
                                                                       -------------  -------------  -------------
Loss per share:
  Net loss before extraordinary item and adjustment for accounting
    change...........................................................  $      (11.83) $      (19.67) $      (23.65)
  Extraordinary item.................................................       --                (0.94)      --
  Adjustment for adoption of SFAS No. 106............................          (1.81)      --             --
                                                                       -------------  -------------  -------------
Net loss.............................................................  $      (13.64) $      (20.61) $      (23.65)
                                                                       -------------  -------------  -------------
                                                                       -------------  -------------  -------------

  The accompanying notes are an integral part of these consolidated financial statements.

                            FORT HOWARD CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                                              DECEMBER 31,
                                                                                      ----------------------------
                                                                                          1992           1991
                                                                                      -------------  -------------
     ASSETS
Current assets:
  Cash and cash equivalents.........................................................  $         188  $       9,597
  Receivables, less allowances of $1,376 and $1,379.................................        103,491         90,248
  Inventories.......................................................................        100,975         95,048
  Deferred income taxes.............................................................         10,000       --
                                                                                      -------------  -------------
       Total current assets.........................................................        214,654        194,893
Property, plant and equipment.......................................................      1,694,946      1,487,893
  Less: Accumulated depreciation....................................................        437,518        378,806
                                                                                      -------------  -------------
       Net property, plant and equipment............................................      1,257,428      1,109,087
Goodwill, net of accumulated amortization of $247,495 and $190,795..................      2,023,416      2,075,525
Other assets........................................................................         79,069         90,297
                                                                                      -------------  -------------
       Total assets.................................................................  $   3,574,567  $   3,469,802
                                                                                      -------------  -------------
                                                                                      -------------  -------------
     LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..................................................................  $     104,405  $      81,427
  Interest payable..................................................................         33,057         33,382
  Income taxes payable..............................................................          1,792          6,886
  Other current liabilities.........................................................         64,282         66,244
  Current portion of long-term debt.................................................        137,747          4,519
                                                                                      -------------  -------------
       Total current liabilities....................................................        341,283        192,458
Long-term debt......................................................................      2,953,027      2,929,589
Deferred and other long-term income taxes...........................................        259,625        262,376
Other liabilities...................................................................         36,473         10,291
Voting Common Stock with put right..................................................         13,219         12,963
Shareholders' equity (deficit):
  Voting Common Stock...............................................................        600,465        600,465
  Cumulative translation adjustment.................................................         (3,915)         7,025
  Retained earnings (deficit).......................................................       (625,610)      (545,365)
                                                                                      -------------  -------------
       Total shareholders' equity (deficit).........................................        (29,060)        62,125
                                                                                      -------------  -------------
       Total liabilities and shareholders' equity (deficit).........................  $   3,574,567  $   3,469,802
                                                                                      -------------  -------------
                                                                                      -------------  -------------

  The accompanying notes are an integral part of these consolidated financial statements.

                            FORT HOWARD CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                    FOR THE YEARS ENDED
                                                                                        DECEMBER 31,
                                                                          ----------------------------------------
                                                                              1992          1991          1990
                                                                          ------------  ------------  ------------
Cash provided from (used for) operations:
  Net loss..............................................................  $    (79,989) $   (110,584) $   (106,229)
  Depreciation and amortization.........................................       137,977       172,671       169,294
  Non-cash interest expense.............................................       139,700       141,362       145,029
  Deferred income tax (credit)..........................................       (17,799)      (47,946)      (19,796)
  Employee stock and other compensation.................................         1,120         1,256         4,170
  Equity in net loss of unconsolidated subsidiaries.....................       --             31,504        23,515
  Pre-tax loss on debt repurchases......................................       --              8,134       --
  Pre-tax adjustment for adoption of SFAS No. 106.......................        17,076       --            --
  (Increase) decrease in receivables....................................        (5,284)        4,087         1,596
  Increase in inventories...............................................        (1,215)       (6,001)       (5,926)
  Decrease in refundable income taxes...................................       --             26,300         8,200
  Increase (decrease) in accounts payable...............................        13,572         3,429        (2,056)
  Decrease in interest payable..........................................          (298)       (1,468)       (3,886)
  Increase (decrease) in income taxes payable...........................        (5,094)         (394)        3,236
  All other, net........................................................        10,184        18,531         7,567
                                                                          ------------  ------------  ------------
       Net cash provided from operations................................       209,950       240,881       224,714
Cash provided from (used for) investment activities:
  Additions to property, plant and equipment............................      (232,844)     (144,055)      (96,508)
  Acquisition of Stuart Edgar Limited, net of acquired cash of $749.....        (8,302)      --            --
  Net proceeds from dispositions of investments in and advances to
    unconsolidated subsidiaries.........................................       --             38,568       215,282
                                                                          ------------  ------------  ------------
       Net cash provided from (used for) investment activities..........      (241,146)     (105,487)      118,774
Cash provided from (used for) financing activities:
  Proceeds from long-term borrowings....................................       189,518       462,995        13,093
  Repayment of long-term borrowings.....................................      (167,731)     (759,487)     (341,789)
  Debt issuance costs...................................................       --            (11,058)      --
Issuance of common stock................................................       --            163,357           714
                                                                          ------------  ------------  ------------
       Net cash provided from (used for) financing activities...........        21,787      (144,193)     (327,982)
                                                                          ------------  ------------  ------------
Increase (decrease) in cash.............................................        (9,409)       (8,799)       15,506
Cash, beginning of year.................................................         9,597        18,396         2,890
                                                                          ------------  ------------  ------------
       Cash, end of year................................................  $        188  $      9,597  $     18,396
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
Supplemental Cash Flow Disclosures:
  Interest paid.........................................................  $    208,051  $    236,140  $    283,552
  Income taxes paid (refunded), net.....................................         9,997       (11,090)      (34,494)

  The accompanying notes are an integral part of these consolidated financial statements.

                            FORT HOWARD CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1992

1. SIGNIFICANT ACCOUNTING POLICIES

     (A) Principles of Consolidation. The consolidated financial statements include the accounts of Fort Howard Corporation and all domestic and foreign subsidiaries other than the Company's former cup subsidiaries. As a result of the Cup Transfer and Cup Sales (as described in Note 2), the accompanying consolidated financial statements report all cup subsidiaries as an equity investment. Assets and liabilities of foreign subsidiaries are translated at the rates of exchange in effect at the balance sheet date. Income amounts are translated at the average of the monthly exchange rates. The cumulative effect of translation adjustments is deferred and classified as a cumulative translation adjustment in the consolidated balance sheet. All significant intercompany accounts and transactions have been eliminated. Certain reclassifications have been made to conform prior years' data to the current format.

     On September 4, 1992, Fort Sterling Limited ("Fort Sterling"), the Company's United Kingdom tissue operations, acquired for $25 million, including debt assumed of $17 million, Stuart Edgar Limited ("Stuart Edgar"), a converter of consumer tissue products with annual net sales approximating $43 million. The operating results of Stuart Edgar are included in the consolidated financial statements since September 4, 1992.

     (B) Cash and Cash Equivalents. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying amount of cash equivalents approximates fair value due to the short maturity of the investments.

     (C) Inventories. Inventories are carried at the lower of cost or market, with cost principally determined on a first-in, first-out basis (see Note 3).

     (D) Property, Plant and Equipment. Prior to August 9, 1988, property, plant and equipment were stated at original cost and depreciated using the straight-line method. Effective with the Acquisition (as defined below), properties were adjusted to their estimated fair values and are being depreciated on a straight-line basis.

     Effective January 1, 1992, the Company prospectively changed its estimates of the depreciable lives of certain machinery and equipment. These changes were made to better reflect the estimated periods during which such assets will remain in service. For the year ended December 31, 1992, the change had the effect of reducing depreciation expense by $38 million and net loss by $24 million. Subsequent to the change, depreciation is provided over useful lives of 30 to 50 years for buildings and 2 to 25 years for equipment.

     Assets under capital leases principally arose in connection with sale and leaseback transactions as described in Note 9 and are stated at the present value of future minimum lease payments. These assets are amortized over the respective periods of the leases which range from 15 to 25 years. Amortization of assets under capital leases is included in depreciation expense.

     The Company follows the policy of capitalizing interest incurred in conjunction with major capital expenditure projects. The amounts capitalized in 1992, 1991 and 1990 were $11,047,000, $5,331,000 and $3,503,000, respectively.

     (E) Revenue Recognition. Sales of the Company's paper products are recorded upon shipment of products.

                            FORT HOWARD CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1992

1. SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

     (F) Environmental Expenditures. Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when material environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated.

     (G) Goodwill. In 1988, FH Acquisition Corp., a company organized on behalf of The Morgan Stanley Leveraged Equity Fund II, L.P. ("MSLEF II"), acquired the Company in a leveraged buyout and was subsequently merged with and into the Company (the "Acquisition"). Goodwill (the acquisition costs in excess of the fair value of net assets of acquired businesses) acquired in connection with the Acquisition and the purchases of other businesses is amortized on a straight-line basis over 40 years.

     (H) Employee Benefit Plans. A substantial majority of the Company's employees are covered under defined contribution plans. The Company's annual contributions to defined contribution plans are based on pre-tax income, subject to percentage limitations on participants' earnings and a minimum return on shareholders' equity. In addition, the Company is allowed to make discretionary contributions. Participants may also contribute a certain percent of their wages to the plans. Costs charged to operations for defined contribution plans were approximately $11,716,000, $12,231,000 and $12,327,000 for the years ended
December 31, 1992, 1991 and 1990, respectively.

     Employees retiring prior to February 1, 1990 from the Company's U.S. tissue operations who have met certain eligibility requirements are entitled to postretirement health care benefit coverage. These benefits are subject to deductibles, copayment provisions, a lifetime maximum benefit and other limitations. In addition, employees who retire after January 31, 1990 at age 55 or older with ten years of service may purchase health care benefit coverage from the Company up to age 65. The Company has reserved the right to change or terminate this benefit at any time. As of January 1, 1992, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." The standard requires that the expected cost of postretirement health care benefits be charged to expense during the years that employees render service (see Note 10). Prior to 1992, the annual cost of these benefits had been expensed as claims and premiums were paid. Employees of the Company's U.K. tissue operations are not entitled to Company-provided postretirement benefit coverage.

     In November 1992, the Financial Accounting Standards Board issued SFAS No. 112, "Employers' Accounting for Postemployment Benefits." This new standard requires that the expected cost of benefits to be provided to former or inactive employees after employment but before retirement be charged to expense during the years that the employees render service. In the fourth quarter of 1992, the Company retroactively adopted the new standard effective January 1, 1992. Adoption of the new accounting standard had no effect on the Company's 1992 consolidated statement of income.

     (I) Interest Rate Cap and Swap Agreements. The cost of interest rate cap agreements is amortized over the respective lives of the agreements. The differential to be paid or received in connection with interest rate swap agreements is accrued as interest rates change and is recognized over the lives of the agreements.

     (J) Income Taxes. Effective January 1, 1992, the Company has adopted SFAS No. 109, "Accounting for Income Taxes." The Company had previously adopted SFAS No. 96, "Accounting for Income Taxes" in 1988. As a result of the accounting change, the Company reclassified certain deferred

                            FORT HOWARD CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1992

1. SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

tax benefits from long-term deferred income taxes payable to current assets in the accompanying 1992 consolidated balance sheet. The Company has not recorded a valuation allowance with respect to this deferred income tax asset. The adoption of SFAS No. 109 had no effect on the Company's provision for income taxes for the year ended December 31, 1992.

     Deferred income taxes are provided to recognize temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The principal differences relate to depreciation expense in 1992 and 1991 and to depreciation expense and the valuation of the Company's investments in and advances to unconsolidated subsidiaries in 1990. Deferred income tax expense represents the change in the deferred income tax asset and liability balances.

     (K) Earnings (Loss) Per Share. Earnings (loss) per share has been computed on the basis of the average number of common shares outstanding during the periods. The average number of shares used in the computation was 5,862,685, 5,364,357 and 4,491,898 for the years ended December 31, 1992, 1991 and 1990, respectively.

     (L) Segment Information. The Company operates in one industry segment as a manufacturer, converter and marketer of a diversified line of single-use paper products for the home and away-from-home markets.

2. INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES

     On November 14, 1989, the Company transferred all the capital stock of Fort Howard Cup Corporation ("Fort Howard Cup") to Sweetheart Holdings Inc. ("Sweetheart"), a new company formed on behalf of MSLEF II, the Company and certain executive officers of Sweetheart and other investors (the "Cup Transfer"). As a result of the Cup Transfer, the Company received $232.25 million in cash, certain promissory notes and a debenture of Sweetheart in the total principal amount of $300 million, Class B Common Stock of Sweetheart representing 49.9% of the shares of common stock of Sweetheart then outstanding, with a then current fair value of $87.4 million, and certain other adjustments. The total value of the cash and other assets received by the Company as a result of the Cup Transfer was approximately $620 million. Subsequent to the closing of the Cup Transfer, the promissory notes and the debenture were paid. The business transferred to Sweetheart constituted all the Company's U.S. and Canadian disposable foodservice operations. In addition, on December 29, 1989, the Company sold its Pacific Basin cup business for $10.7 million and on December 30, 1991, the Company sold its European disposable foodservice operations for a net selling price of $49 million to complete a program to divest its remaining international cup operations (such program referred to as the "Cup Sales").

     As a result of the completion of the Cup Sales in December 1991 and the continued recognition of equity in the net losses of Sweetheart in 1991, the Company's investments in unconsolidated subsidiaries were reduced to zero at December 31, 1991. The Company is not aware of any material contingent liabilities with respect to the investments and, accordingly, discontinued the recording of equity in the net losses of Sweetheart when the investments had been reduced to zero.

                            FORT HOWARD CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1992

3. INVENTORIES

     Inventories are summarized as follows:

                                                                      DECEMBER 31,
                                                              ----------------------------
                                                                  1992           1991
                                                              -------------  -------------
                                                                     (IN THOUSANDS)
Components:
  Raw materials and supplies................................  $      53,872  $      48,236
  Finished and partly-finished products.....................         47,103         46,812
                                                              -------------  -------------
                                                              $     100,975  $      95,048
                                                              -------------  -------------
                                                              -------------  -------------
Valued at lower of cost or market:
  First-in, first-out (FIFO)................................  $      82,805  $      78,343
  Average cost by specific lot..............................         18,170         16,705
                                                              -------------  -------------
                                                              $     100,975  $      95,048
                                                              -------------  -------------
                                                              -------------  -------------

4. PROPERTY, PLANT AND EQUIPMENT

     The Company's major classes of property, plant and equipment are:

                                                                      DECEMBER 31,
                                                              ----------------------------
                                                                  1992           1991
                                                              -------------  -------------
                                                                     (IN THOUSANDS)
Land........................................................  $      44,631  $      42,732
Buildings...................................................        294,768        263,481
Machinery and equipment.....................................      1,212,136      1,091,313
Construction in progress....................................        143,411         90,367
                                                              -------------  -------------
                                                              $   1,694,946  $   1,487,893
                                                              -------------  -------------
                                                              -------------  -------------

     Included in the property, plant and equipment totals above are assets under capital leases, as follows:

                                                                      DECEMBER 31,
                                                              ----------------------------
                                                                  1992           1991
                                                              -------------  -------------
                                                                     (IN THOUSANDS)
Buildings...................................................  $       3,998  $       1,819
Machinery and equipment.....................................        179,487        178,511
                                                              -------------  -------------
       ]Total assets under capital leases...................  $     183,485  $     180,330
                                                              -------------  -------------
                                                              -------------  -------------

                            FORT HOWARD CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1992

5. OTHER ASSETS

     The components of other assets are as follows:

                                                                      DECEMBER 31,
                                                              ----------------------------
                                                                  1992           1991
                                                              -------------  -------------
                                                                     (IN THOUSANDS)
Deferred loan costs, net of accumulated
  amortization..............................................  $      70,983  $      83,068
Funds held by trustee for plant additions...................            903          3,904
Prepayments and other.......................................          7,183          3,325
                                                              -------------  -------------
                                                              $      79,069  $      90,297
                                                              -------------  -------------
                                                              -------------  -------------

     Amortization of deferred loan costs for the years ended December 31, 1992, 1991 and 1990, totaled $14,910,000, $14,883,000, and $19,465,000, respectively.
During 1991, $11,250,000 of deferred loan costs were written off in conjunction with the retirement of long-term debt and $11,058,000 of deferred loan costs were incurred for the issuance of Senior Secured Notes. Both transactions are described in Note 8.

6. OTHER CURRENT LIABILITIES

     The components of other current liabilities are as follows:

                                                                      DECEMBER 31,
                                                              ----------------------------
                                                                  1992           1991
                                                              -------------  -------------
                                                                     (IN THOUSANDS)
Salaries and wages..........................................  $      35,939  $      38,233
Contributions to employee benefit plans.....................         11,858         12,229
Taxes other than income taxes...............................          2,536          4,147
Other accrued expenses......................................         13,949         11,635
                                                              -------------  -------------
                                                              $      64,282  $      66,244
                                                              -------------  -------------
                                                              -------------  -------------

                            FORT HOWARD CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1992

7. INCOME TAXES

     The income tax provision (credit) includes the following components:

                                                             FOR THE YEARS ENDED
                                                                 DECEMBER 31,
                                                      ----------------------------------
                                                         1992        1991        1990
                                                      ----------  ----------  ----------
                                                                (IN THOUSANDS)
Current
  Federal...........................................  $   16,990  $   18,195  $  (23,109)
  State.............................................         411         551        (683)
  Foreign...........................................      --           5,237       6,643
                                                      ----------  ----------  ----------
       Total current................................      17,401      23,983     (17,149)
Deferred
  Federal...........................................     (20,167)    (43,275)    (15,707)
  State.............................................      (2,380)     (4,231)     (3,909)
  Foreign...........................................       4,748        (440)       (180)
                                                      ----------  ----------  ----------
       Total deferred...............................     (17,799)    (47,946)    (19,796)
                                                      ----------  ----------  ----------
                                                      $     (398) $  (23,963) $  (36,945)
                                                      ----------  ----------  ----------
                                                      ----------  ----------  ----------

     The net deferred income tax liability at December 31, 1992, includes $232 million related to property, plant and equipment. All other components of the gross deferred income tax assets and gross deferred income tax liabilities are individually not significant. The Company has not recorded a valuation allowance with respect to any deferred income tax asset.

     The effective tax rate varied from the U.S. federal tax rate as a result of the following:

                                                                     FOR THE YEARS ENDED
                                                                        DECEMBER 31,
                                                               -------------------------------
                                                                 1992       1991       1990
                                                               ---------  ---------  ---------
U.S. federal tax rate........................................      (34.0)%    (34.0)%    (34.0)%
Amortization of intangibles..................................       27.6       19.6       16.1
Interest on long-term income taxes...........................        5.7        4.1     --
State income taxes net of U.S. tax benefit...................       (3.0)      (3.9)      (3.6)
Net operating loss carryback benefit in excess of statutory
  rate.......................................................     --         --           (2.9)
Equity in net loss of Sweetheart.............................     --          (10.9)      (6.9)
Other, net...................................................        3.1        0.6        0.4
                                                               ---------  ---------  ---------
Effective tax rate...........................................       (0.6)%    (24.5)%    (30.9)%
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

     In connection with its examination of the Company's tax returns, the Internal Revenue Service ("IRS") has issued a statutory notice of deficiency for additional income tax for the 1988 tax year. The Company has filed a petition in the U.S. Tax Court opposing substantially all of the claimed deficiency. The 1988 notice of deficiency includes the disallowance of deductions for fees and expenses related to the Acquisition in 1988 and for fees and expenses related to 1988 debt financing and refinancing transactions. Some of these fees and expenses were deducted in 1988 and the remainder are being deducted in subsequent years over the terms of the 1988 long-term debt financing and refinancing. If the IRS were successful in disallowing all amounts deducted by the Company on account of such fees and

                            FORT HOWARD CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1992

7. INCOME TAXES--(CONTINUED)

expenses, the Company estimates the potential amount of additional taxes due the IRS for the period 1988 through 1992 would be approximately $50 million and for the periods after 1992 (assuming current statutory tax rates) would be approximately $22 million, in each case exclusive of IRS interest charges. The grounds for disallowance asserted by the IRS are Internal Revenue Code ("IRC")
Section 162(k) (which was enacted in 1986 and which denies deductions for otherwise deductible amounts paid or incurred in connection with stock redemptions), and alternatively, that the fees and expenses at issue are not deductible under any provision of the IRC. Trial of the Company's case before the U.S. Tax Court is scheduled for fall 1993. Since the Company's 1988 tax case involves disputed issues of law and fact, the Company is unable to predict its final result with certainty. The Company believes, however, that its ultimate resolution will not have a material adverse effect on the Company's financial condition.

                            FORT HOWARD CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1992

8. LONG-TERM DEBT

     Long-term debt and capital lease obligations, including amounts payable within one year, are summarized as follows (in thousands):

                                                                       FAIR VALUE           CARRYING AMOUNT
                                                                    AT DECEMBER 31,         AT DECEMBER 31,
                                                                    ----------------  ----------------------------
                                                                          1992            1992           1991
                                                                    ----------------  -------------  -------------
Term Loan, at prime plus 1.25% or, subject to certain limitations, at a reserve adjusted Eurodollar rate plus 2.0% subject to downward adjustment if certain financial criteria are met (at a weighted average rate of 7.71% at December 31, 1992), due in varying annual repayments with a final maturity of December 31,
  1996............................................................   $      547,000   $     581,753  $     581,753
Revolving Credit Facility, at prime plus 1.25% or, subject to certain limitations, at a reserve adjusted Eurodollar rate plus
  2.0% subject to downward adjustment if certain financial
  criteria are met, due December 31, 1996.........................          203,000         216,000         75,000
Senior Secured Notes, at three month LIBOR plus 2.75% to 3.50%
  (6.44% to 7.19% at December 31, 1992), due in varying amounts
  between 1996 and 2000...........................................          285,000         300,000        300,000
Senior Subordinated Notes, 12 3/8%, due November 1, 1997..........          405,000         383,910        383,910
Subordinated Debentures, 12 5/8%, due November 1, 2000............          405,000         383,910        383,910
Junior Subordinated Discount Debentures, 14 1/8%, due November 1,
  2004, $568 million face value...................................          465,000         441,606        386,217
Junior Subordinated Debentures, 14 5/8%, due November 1, 2004.....          533,000         517,846        449,759
7.0% Notes retired February 1992..................................         --              --              146,352
Capital lease obligations, at interest rates approximating
  10.9%...........................................................          191,000         186,082        183,207
Pollution Control Revenue Refunding Bonds, at 7.90%, due October
  1, 2005.........................................................           44,000          42,000         44,000
Debt of foreign subsidiaries, at rates ranging from 8.60% to
  9.44%, due in varying annual installments through March 2001....           38,000          37,667       --
                                                                    ----------------  -------------  -------------
                                                                     $    3,116,000       3,090,774      2,934,108
                                                                    ----------------
                                                                    ----------------
Less: Current portion of long-term debt...........................                          137,747          4,519
                                                                                      -------------  -------------
                                                                                      $   2,953,027  $   2,929,589
                                                                                      -------------  -------------
                                                                                      -------------  -------------

     The fair values of the Term Loan, Revolving Credit Facility and Senior Secured Notes are estimated based on secondary market transactions in such securities. Fair values for the Senior Subordinated Notes, Subordinated Debentures, Junior Subordinated Discount Debentures (the "14 1/8% Debentures"), Junior Subordinated Debentures (the "14 5/8% Debentures") and the Pollution Control Revenue Refunding Bonds were estimated based on trading activity in such securities. Of the capital lease obligations, the fair values of the 1991 Series Pass Through Certificates were estimated based on trading activity in such securities. The fair values of other capital lease obligations were estimated based

                            FORT HOWARD CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1992

8. LONG-TERM DEBT--(CONTINUED)

on interest rates implicit in the valuation of the 1991 Series Pass Through Certificates. The fair value of debt of foreign subsidiaries is deemed to approximate its carrying amount because the debt was issued in 1992.

     The 14 1/8% Debentures bear no interest payment obligations until November 1, 1994, and were issued at a discount to yield a 14 1/8% effective annual rate. Interest on the 14 5/8% Debentures is payable in cash or, at the option of the Company, in additional 14 5/8% Debentures until November 1, 1994. For the years ended December 31, 1992, 1991, and 1990, interest related to both debentures was added to the balance due.

     Effective March 2, 1992, the Company redeemed its $44 million, variable interest rate, Development Authority of Effingham County Pollution Control Revenue Refunding Bonds, Series 1988 (the "Bonds") and terminated a related $44.9 million support letter of credit. Funds for the redemption were provided from $2 million of unexpended funds held in escrow and the issuance of $42 million principal amount of Bonds bearing interest at a fixed rate of 7.90% and maturing October 1, 2005.

     In 1991, Fort Sterling entered into a credit agreement with a major bank in the United Kingdom to provide financing for the addition of a third paper machine and related equipment at its tissue mill. The facility consists of a 20 million pound sterling (approximately $30 million) term loan due March 2001 and a 5 million pound sterling (approximately $8 million) revolving credit facility due March 1996. In 1992, Fort Sterling entered into a second credit agreement with the same bank to finance the acquisition of Stuart Edgar. This facility consists of a 4.25 million pound sterling (approximately $7 million) term loan due December 1997 and an 8.5 million pound sterling (approximately $13 million) term loan due December 1997. These credit agreements bear interest at floating rates and are secured by certain assets of Fort Sterling and Stuart Edgar but are nonrecourse to the Company.

     On November 9, 1990, the Bank Credit Agreement was amended (the "1990 Amendment") to permit the Company, among other things, to utilize up to $250 million from the issuance of additional shares of its Common Stock from time to time to make voluntary prepayments, redemptions or purchases of its outstanding subordinated debt securities. In addition, the 1990 Amendment permits the Company, following completion of the 1991 sale and leaseback of certain machinery and equipment at the Company's Savannah River mill and the issuance of $300 million of Senior Secured Notes, to make voluntary prepayments, redemptions or purchases, in an aggregate amount of up to $125 million, of outstanding 14 5/8% Debentures and 14 1/8% Debentures. The 1990 Amendment also permits the Company to make in any year voluntary cash prepayments, redemptions or purchases of outstanding 14 5/8% Debentures and 14 1/8% Debentures in an aggregate amount (not to exceed, in any event, $10 million per annum) of up to 50% of the amount by which the Company's actual GAAP Consolidated EBDIT (as defined in the Bank Credit Agreement (which definition includes an add back for amortization of goodwill and other non-cash charges)) for the year ended on the most recent December 31 exceeds the Projected GAAP Consolidated EBDIT (as defined in the Bank Credit Agreement) for such year. With respect to the year ended December 31, 1990, the Company's actual GAAP Consolidated EBDIT exceeded the Company's Projected GAAP Consolidated EBDIT, thereby permitting the Company to pay up to $8.2 million to purchase 14 5/8% Debentures and 14 1/8% Debentures.

     On September 11, 1991, the Company completed a private placement of $300 million of Senior Secured Notes with maturities between the years 1996 and 2000. The Senior Secured Notes bear interest at rates varying with the current three month LIBOR rate, plus 2.75% to 3.50% depending on the date of maturity of each Senior Secured Note. The covenants and events of default of the Senior

                            FORT HOWARD CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1992

8. LONG-TERM DEBT--(CONTINUED)

Secured Note Agreement are substantially similar to those contained in the Company's Bank Credit Agreement. The Senior Secured Notes rank equally in right of payment with indebtedness under the Bank Credit Agreement and are senior to all existing and future subordinated indebtedness. Proceeds from the Senior Secured Notes were used to repay a portion of the Term Loan.

     During 1991, the Company repurchased $88.5 million aggregate principal amount at maturity of its 14 5/8% Debentures and $258.7 million aggregate principal amount at maturity of its 14 1/8% Debentures in privately negotiated transactions. The repurchases were funded from the proceeds of the Company's private placement of Common Stock and from borrowings under the Company's Revolving Credit Facility. At December 31, 1992, the Company may utilize up to $39.0 million to make additional repurchases under the terms of the 1990 Amendment. The loss on the debt repurchases, including the write-off of unamortized deferred loan costs, is reported as an extraordinary loss of $5.0 million (net of income tax credits of $3.1 million) for the year ended December 31, 1991.

     The Company's Bank Credit Agreement and the Senior Secured Note Agreement require the Company to enter into interest rate agreements which effectively fix or limit the interest cost to the Company. Pursuant to the Bank Credit Agreement, the Company is a party to an interest rate swap agreement which limits the interest cost to the Company to 11.43% (including the Company's borrowing margin on Eurodollar rate loans) until November 30, 1993, with respect to $225 million and is a party to an interest rate cap agreement which limits the interest cost to the Company to 11.00% (including the Company's borrowing margin on Eurodollar rate loans) until September 4, 1993, with respect to an additional $225 million. The Company is also a party to an interest rate cap agreement which limits the interest cost to the Company to rates between 11.25% and 12.00% until September 11, 1994, with respect to the $300 million received through the issuance of the Senior Secured Notes. At current market rates at December 31, 1992, the fair value of the Company's interest rate cap agreements is zero. The fair value of the interest rate swap agreement at December 31, 1992, is the amount the Company would pay to terminate the agreement of approximately $11 million. Because current market interest rates are substantially lower than the rates in the Company's interest rate cap and swap agreements, nonperformance by the other parties to the interest rate cap and swap agreements would not result in a material loss to the Company.

     In addition to the scheduled mandatory annual repayments, the Bank Credit Agreement provides for mandatory repayments from proceeds of any significant asset sales (except for proceeds from certain foreign asset sales which are redeployed outside the U.S.), from proceeds of sale and leaseback transactions, and annually an amount equal to 50% of excess cash flow for the prior calendar year, as defined.

     Among other restrictions, the Bank Credit Agreement, Senior Secured Notes, subordinated debt securities and foreign credit agreements: (1) restrict payments of dividends, repayments of subordinated debt, purchases of the Company's stock, additional borrowings and acquisition of property, plant and equipment; (2) require that the ratios of current assets to current liabilities, senior debt to net worth plus subordinated debt and earnings before non-cash charges, interest and taxes to cash interest be maintained at prescribed levels;
(3) restrict the ability of the Company to make fundamental changes and to enter into new lines of business, the pledging of the Company's assets and guarantees of indebtedness of others; and (4) limit dispositions of assets, the ability of the Company to enter lease and sale and leaseback transactions, and investments which might be made by the Company. The Company

                            FORT HOWARD CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1992

8. LONG-TERM DEBT--(CONTINUED)

believes such limitations should not impair its plans for expansion, continued modernization of facilities or other operating activities.

     At December 31, 1992, receivables totaling $101 million, inventories totaling $101 million and property, plant and equipment with a net book value of $1,069 million were pledged as collateral under the terms of the Bank Credit Agreement, the Senior Secured Notes, the foreign credit agreements and under the indentures for sale and leaseback transactions.

     The Company is charged a 0.5% fee with respect to any unused balance available under its $350 million Revolving Credit Facility, and a 2% fee with respect to any letters of credit issued under the Revolving Credit Facility. At December 31, 1992, $216 million of borrowings reduced available capacity under the Revolving Credit Facility to $134 million.

     The aggregate annual maturities of long-term debt and capital lease obligations at December 31, 1992, are as follows (in thousands):

1993...............................................  $     137,747
1994...............................................        150,908
1995...............................................        153,090
1996...............................................        391,654
1997...............................................        489,136
1998 and thereafter................................      1,768,239
                                                     -------------
                                                     $   3,090,774
                                                     -------------
                                                     -------------

9. SALE AND LEASEBACK TRANSACTIONS

     Buildings and machinery and equipment related to various capital additions at the Company's tissue mills were sold and leased back from various financial institutions (the "sale and leaseback transactions") for periods from 15 to 25 years. The terms of the sale and leaseback transactions contain restrictions which are less restrictive than the covenants of the Bank Credit Agreement described in Note 8.

     These leases are treated as capital leases in the accompanying consolidated financial statements. Future minimum lease payments at December 31, 1992, are as follows (in thousands):

                     YEAR ENDING
                     DECEMBER 31                         AMOUNT
- -----------------------------------------------------  -----------
1993.................................................  $    21,026
1994.................................................       21,217
1995.................................................       23,459
1996.................................................       24,568
1997.................................................       24,568
1998 and thereafter..................................      406,850
                                                       -----------
Total payments.......................................      521,688
Less imputed interest at rates approximating 10.9%...      335,606
                                                       -----------
Present value of capital lease obligations...........  $   186,082
                                                       -----------
                                                       -----------

                            FORT HOWARD CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1992

10. EMPLOYEE POSTRETIREMENT BENEFIT PLANS

     As of January 1, 1992, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." The cumulative effect on years prior to 1992 of adopting SFAS No. 106 is stated separately in the Company's consolidated statement of income for 1992 as a one-time after-tax charge of $10.6 million. This change in accounting principle, excluding the cumulative effect, decreased operating income for 1992 by $1.2 million.

     Net periodic postretirement benefit cost for 1992 included the following components (in thousands):

Service cost............................................  $     902
Interest cost...........................................      1,366
                                                          ---------
       Net periodic postretirement benefit cost.........  $   2,268
                                                          ---------
                                                          ---------

     The following table sets forth the components of the plan's unfunded accumulated postretirement benefit obligation (in thousands):

                                                                            DECEMBER 31,
                                                                        --------------------
                                                                          1992       1991
                                                                        ---------  ---------
Accumulated postretirement benefit obligation:
  Retirees............................................................  $   6,632  $   5,627
  Fully eligible active plan participants.............................      2,890      2,162
  Other active plan participants......................................     13,558      9,287
                                                                        ---------  ---------
                                                                           23,080     17,076
Unrecognized actuarial losses.........................................     (4,800)    --
                                                                        ---------  ---------
Accrued postretirement benefit cost...................................  $  18,280  $  17,076
                                                                        ---------  ---------
                                                                        ---------  ---------

     The medical trend rate assumed in the determination of the accumulated postretirement benefit obligation begins at 14% in 1993, decreases 1% per year to 7% for 2000 and remains at that level thereafter. Increasing the assumed medical trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1992 by $2.4 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost by $0.4 million.

     The discount rate used in determining the accumulated postretirement benefit obligation was 8% compounded annually.

11. SHAREHOLDERS' EQUITY (DEFICIT)

     The Company is authorized to issue up to 8,400,000 shares of $.01 par value Voting Common Stock. At both December 31, 1992 and 1991, 5,862,735 shares were issued and 5,862,685 shares were outstanding. In addition, 600,000 shares of $.01 par value Non-Voting Common Stock have been authorized, of which none were issued and outstanding at both December 31, 1992 and 1991.

     During 1991, the Company sold 1,361,469 shares of Voting Common Stock and 6,200 shares of Voting Common Stock with put right pursuant to a private placement of Common Stock. The net

                            FORT HOWARD CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1992

11. SHAREHOLDERS' EQUITY (DEFICIT)--(CONTINUED)

proceeds of the sales totaled $163.4 million. Also during 1991, 26,918 shares of Non-Voting Common Stock were exchanged on a one-for-one basis for Voting Common Stock.

     Changes in the Company's shareholders' equity (deficit) accounts for the years ended December 31, 1992, 1991 and 1990, are as follows:

                                                           VOTING                     CUMULATIVE     RETAINED     TREASURY
                                                           COMMON      NON-VOTING     TRANSLATION    EARNINGS     STOCK, AT
                                                            STOCK     COMMON STOCK    ADJUSTMENT     (DEFICIT)      COST
                                                         -----------  -------------  -------------  -----------  -----------
                                                                                    (IN MILLIONS)
Balance, December 31, 1989.............................   $     436     $       3      $       2     $    (328)   $      (1)
Net loss...............................................      --            --             --              (106)      --
Issuance of Voting Common Stock with put right from
  treasury.............................................          (1)       --             --            --                1
Amortization of the decrease in fair market value of
  Voting Common Stock with put right...................      --            --             --                 2       --
Foreign currency translation adjustment................      --            --                  6        --           --
                                                         -----------       ------         ------    -----------  -----------
Balance, December 31, 1990.............................         435             3              8          (432)      --
Net loss...............................................      --            --             --              (111)      --
Issuance of Voting Common Stock........................         163        --             --            --           --
Exchange of Non-Voting Common Stock for Voting Common
  Stock................................................           3            (3)        --            --           --
Amortization of the increase in fair market value of
  Voting Common Stock with put right...................      --            --             --                (2)      --
Foreign currency translation adjustment................      --            --                 (1)       --           --
                                                         -----------       ------         ------    -----------  -----------
Balance, December 31, 1991.............................         601        --                  7          (545)      --
Net Loss...............................................      --            --             --               (80)      --
Amortization of the increase in fair market value of
  Voting Common Stock with put right...................      --            --             --                (1)      --
Foreign currency translation adjustment................      --            --                (11)       --           --
                                                         -----------       ------         ------    -----------  -----------
Balance, December 31, 1992.............................   $     601     $  --          $      (4)    $    (626)   $  --
                                                         -----------       ------         ------    -----------  -----------
                                                         -----------       ------         ------    -----------  -----------

     The aggregate par value of the Voting Common Stock reported in the amounts above at December 31, 1992 was $58,627.

12. VOTING COMMON STOCK WITH PUT RIGHT

     Pursuant to an Amended and Restated Management Equity Participation Agreement (the "Management Equity Participation Agreement"), members of the Company's senior management acquired 121,487 shares of the Company's $.01 par value Voting Common Stock on October 24, 1988 at a price of $100 per share. On June 27, 1990, certain management investors of the Company purchased 6,496 shares of Voting Common Stock for $135 per share under the terms of the Management Equity Participation Agreement. Effective as of April 29, 1991, the Board of Directors adopted the Fort

                            FORT HOWARD CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1992

12. VOTING COMMON STOCK WITH PUT RIGHT--(CONTINUED)

Howard Corporation Management Equity Plan (the "Management Equity Plan"). The Management Equity Plan provides for the offer of Voting Common Stock and the grant of options to purchase Voting Common Stock to officers and certain other key employees of the Company. Officers or other key employees of the Company who purchase shares of Voting Common Stock or are granted options pursuant to the Management Equity Plan are required to enter into a Management Equity Plan Agreement with the Company and to become bound by the terms of the Company's stockholders' agreement. On April 30, 1991, certain management investors and certain other key employees of the Company purchased 6,200 shares of Voting Common Stock for $120 per share pursuant to the Management Equity Plan. The shares acquired by management investors in 1988, 1990, and 1991, including shares acquired in 1988 and 1990 by the Company's former chairman and chief executive officer, are collectively referred to as the "Putable Shares."

     Beginning with the fifth anniversary of the respective dates of purchase of certain of the Putable Shares to the date on which 15% or more of the Company's Voting Common Stock has been sold in one or more public offerings, specified percentages of the shares may be put to the Company at the option of the holders thereof, with certain limitations, at their fair market value. Subject to certain exceptions, the Management Equity Participation Agreement and Management Equity Plan also provide that management investors who terminate their employment with the Company shall sell their shares of Voting Common Stock and vested options to the Company or its designee. Subject to certain exceptions, options which have not vested at the time a management investor's employment is terminated are forfeited to the Company. At the time of his resignation, all the Putable Shares then owned by the Company's former chairman and chief executive officer became putable to the Company.

     Changes in the Company's Voting Common Stock with put right, are as follows (in thousands, except number of shares):

                                                                           FOR THE YEARS ENDED
                                                                              DECEMBER 31,
                                                                     -------------------------------
                                                                       1992       1991       1990
                                                                     ---------  ---------  ---------
Balance, beginning of year.........................................  $  12,963  $   9,574  $  11,335
Issuance of 6,200 shares including 4,934 shares from treasury......     --            744     --
Issuance of 6,496 shares from treasury, net of expenses............     --         --            714
Amortization of the increase (decrease) in fair market value and
  increased vested portion of Putable Shares.......................        256      2,645     (2,475)
                                                                     ---------  ---------  ---------
Balance, end of year...............................................  $  13,219  $  12,963  $   9,574
                                                                     ---------  ---------  ---------
                                                                     ---------  ---------  ---------

13. STOCK OPTIONS

     On December 19, 1988, the Board of Directors adopted the 1988 Incentive Stock Plan (the "1988 Plan") reserving 808,225 shares of Voting Common Stock for sale or award to officers and key employees as stock options, stock purchase agreements, stock awards, stock appreciation rights and stock equivalents. Options must be exercised within ten years of the date of grant. All options and shares to be issued under the terms of the 1988 Plan are restricted as to transferability. Under certain conditions, the Company has the right or obligation to redeem shares issued under terms of the options at a price equal to their fair market value.

                            FORT HOWARD CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1992

13. STOCK OPTIONS--(CONTINUED)

     In February 1991, all outstanding options to purchase shares under the 1988 Plan and the Management Equity Participation Agreement were amended to change the vesting schedule for the outstanding options from a three to seven-year vesting period to a vesting schedule of twenty percent per year, measured from the date of initial grant. The exercisability of such options is subject to certain conditions. At the same time, options granted to senior management and other key employees on June 27, 1990 (which had an exercise price of $135 per share), were canceled and such senior management and other key employees were granted an identical number of new options with an exercise price of $120 per share. The new options are subject to the same vesting schedule and exercise restrictions adopted by the February 1991 amendments to the Management Equity Participation Agreement.

     The Management Equity Plan superseded the 1988 Plan. As a result, the terms and conditions of options to purchase Voting Common Stock granted in December 1988 pursuant to the 1988 Plan are now governed by the Management Equity Plan. Such terms and conditions are substantially similar to those applicable to such options under the 1988 Plan.

     Options granted pursuant to the Management Equity Plan will vest in accordance with a schedule determined at the time of grant and set forth in the applicable Management Equity Plan Agreement. Any such options will be subject to partial acceleration of vesting in the event of death or disability and must be exercised within 10 years of the date of grant. The exercisability of such options is subject to certain conditions.

     Changes in stock options outstanding are summarized as follows:

                                                                   NUMBER OF   EXERCISE PRICE
                                                                    OPTIONS      PER OPTION
                                                                  -----------  --------------
Balance, December 31, 1989......................................     429,202   $          100
  Options Granted...............................................      53,460              135
                                                                  -----------  --------------
Balance, December 31, 1990......................................     482,662       100 to 135
  Options Granted...............................................     136,960              120
  Options Cancelled.............................................     (55,960)      100 to 135
                                                                  -----------  --------------
Balance, December 31, 1991......................................     563,662       100 to 120
  Options Granted...............................................      12,400              120
  Options Cancelled.............................................      (1,060)      100 to 120
                                                                  -----------  --------------
Balance, December 31, 1992......................................     575,002   $   100 to 120
                                                                  -----------  --------------
                                                                  -----------  --------------
Exercisable at December 31, 1992................................     269,025   $   100 to 120
                                                                  -----------  --------------
                                                                  -----------  --------------

     The shares available for future grant are 233,223 at December 31, 1992. The change in fair market value of the shares under option is amortized over the period the options vest. The changes in the fair market value and vesting period resulted in charges to operations of $1,120,000, $1,256,000 and $1,812,000 in 1992, 1991 and 1990, respectively.

                            FORT HOWARD CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1992

14. RELATED PARTY TRANSACTIONS

     Morgan Stanley Group Inc. ("Morgan Stanley Group") and an affiliate acquired a substantial majority equity interest in the Company on August 9, 1988 to effect the Acquisition. At December 31, 1992, Morgan Stanley Group and its affiliates controlled 57% (on a fully diluted basis) of the Company's Voting Common Stock.

     On the date of the Cup Transfer, the Sweetheart Class B Common Stock owned by the Company constituted 49.9% of the shares of Sweetheart common stock then outstanding, and the Class A Common Stock owned by MSLEF II, Morgan Stanley Group and certain executive officers of Sweetheart and other investors constituted 22.4%, 14% and 13.7%, respectively, of the shares of Sweetheart common stock outstanding.

     The Company has entered into an agreement with Morgan Stanley & Co. Incorporated ("MS&Co.") for financial advisory services in consideration for which the Company will pay MS&Co. an annual fee of $1 million. MS&Co. will also be entitled to reimbursement for all reasonable expenses incurred in the performance of the foregoing services. The Company paid MS&Co. $1,096,000, $1,064,000 and $1,272,000 for these and other miscellaneous services in 1992, 1991 and 1990, respectively. In 1992, MS&Co. received approximately $0.7 million related to the underwriting of the reissuance of the Company's Development Authority of Effingham County Pollution Control Revenue Refunding Bonds, Series 1988. In connection with a 1991 sale and leaseback transaction, MS&Co. received approximately $2.9 million of advisory and underwriting fees. In addition, with regard to a 1989 sale and leaseback transaction, MS&Co. received approximately $2.3 million of advisory fees. In connection with the 1991 Senior Secured Note offering, MS&Co. received approximately $6.8 million of advisory fees.

     For the year ended December 31, 1990, the Company recorded management service fee income of approximately $1,023,000 related to support services performed for Sweetheart and interest income of approximately $27,021,000 related to promissory notes and a debenture of Sweetheart held by the Company.

     MS&Co. served as lead underwriter for the initial offering of the Company's subordinated debt securities and since the Acquisition has been a market maker with respect to those securities. In connection with the repurchases of the Company's subordinated debt securities as described in Note 8, $52.8 million aggregate principal amount at maturity of the 14 5/8% Debentures and $132.7 million aggregate principal amount at maturity of the 14 1/8% Debentures were purchased through MS&Co. In addition, $46.5 million and $77.5 million aggregate principal amount at maturity of the 14 1/8% Debentures were purchased from Leeway & Co. and First Plaza Group Trust, respectively, shareholders of the Company. The purchases were made in negotiated transactions at market prices.

15. COMMITMENTS AND CONTINGENCIES

     In 1991, the Company commenced an expansion of its Green Bay, Wisconsin tissue mill. The expansion includes a new paper machine, as well as related environmental protection, pulp processing, converting and steam generation equipment. The new paper machine commenced production on August 31, 1992. The Company expects to complete the expansion in early 1993 at an estimated cost of $180 million. Total expenditures on the expansion through December 31, 1992 were approximately $172 million.

                            FORT HOWARD CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1992

15. COMMITMENTS AND CONTINGENCIES--(CONTINUED)

     The Company also commenced an expansion of its United Kingdom tissue mill in 1991. The expansion includes a new paper machine, as well as related environmental protection, pulp processing and converting equipment. The new paper machine commenced production on February 7, 1993. The Company expects to complete the expansion at an estimated cost of $100 million. Expenditures through December 31, 1992 totaled approximately $84 million.

     In 1992, the Company commenced the installation of a fifth paper machine, environmental protection equipment and associated facilities at its Muskogee tissue mill. The expansion is planned for completion in 1994 at an estimated cost of $160 million. Total expenditures on the expansion through December 31, 1992 were approximately $12 million.

     The Company's manufacturing operations are subject to regulation by various federal, state and local authorities concerned with environmental control. The Company has made significant capital expenditures in the past to comply with environmental regulations. Environmental legislation and regulations are expected to become increasingly stringent and to require additional capital expenditures.

     The Company operates a licensed solid waste landfill at each of its tissue mills in the United States to dispose residue from recycling wastepaper and ash from coal-fired boilers. In March 1990, the Company began a remedial investigation of its Green Bay, Wisconsin landfill. The investigation is being overseen by the United States Environmental Protection Agency under authority granted to the agency by the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as the "Superfund Act." A Preliminary Health Assessment released by the United States Department of Health and Human Services in January 1992 reported that the Company's Green Bay landfill does not pose any apparent public health hazard. The Company expects to conclude the remedial investigation during 1993. Based upon the results of the remedial investigation through the end of 1992, the Company believes that costs or expenditures associated with any future remedial action, were it to be required, would not have a material adverse effect on the Company's financial condition. Other than for the Green Bay landfill site, the Company is not presently named as a potentially responsible party at any other sites; however, there can be no certainty that the Company will not be named as a potentially responsible party at any other sites in the future or that the costs associated with those sites would not be material.

     The Company and its subsidiaries are parties to lawsuits and state and federal administrative proceedings incidental to their businesses. Although the final results in such suits and proceedings cannot be predicted with certainty, it is the present opinion of management that they will not have a material adverse effect on the Company's financial condition.

                            FORT HOWARD CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1992

16. GEOGRAPHIC INFORMATION

     A summary of the Company's operations by geographic area as of December 31, 1992, 1991 and 1990, and for the years then ended is presented below (in thousands):

                                                                     UNITED
                                                    UNITED STATES    KINGDOM    CONSOLIDATED
                                                    -------------  -----------  -------------
1992
  Net sales.......................................  $   1,008,129  $   143,222  $   1,151,351
  Operating income................................        253,437       17,238        270,675
  Identifiable operating assets...................      3,411,833      162,734      3,574,567
1991
  Net sales.......................................  $   1,027,969  $   110,241  $   1,138,210
  Operating income................................        254,603       15,929        270,532
  Identifiable operating assets...................      3,373,199       96,603      3,469,802
1990
  Net sales.......................................  $   1,037,340  $   113,833  $   1,151,173
  Operating income................................        254,647       15,777        270,424
  Identifiable operating assets...................      3,547,511       79,530      3,627,041

     Intercompany sales and charges between geographic areas and export sales are not material.

     In 1992, the Company changed its estimates of the depreciable lives of certain machinery and equipment resulting in a reduction of depreciation expense and an increase in operating income of $38 million in the United States.

                            FORT HOWARD CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1992

17. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     A summary of the quarterly results of operations for 1992 and 1991 follows (in millions, except per share data):

                                                                   FIRST     SECOND      THIRD     FOURTH      TOTAL
                                                                  QUARTER    QUARTER    QUARTER    QUARTER     YEAR
                                                                 ---------  ---------  ---------  ---------  ---------
1992
  Net sales....................................................  $     276  $     282  $     308  $     285  $   1,151
  Operating income.............................................         66         72         75         58        271
  Net loss before adjustment for accounting change.............        (17)       (13)       (11)       (28)       (69)
  Adjustment for adoption of SFAS No. 106......................        (11)    --         --         --            (11)
  Net loss.....................................................        (28)       (13)       (11)       (28)       (80)
  Loss per share:
     Net loss before adjustment for accounting change..........      (2.96)     (2.14)     (1.96)     (4.77)    (11.83)
     Adjustment for adoption of SFAS No. 106...................      (1.81)    --         --         --          (1.81)
     Loss per share............................................      (4.77)     (2.14)     (1.96)     (4.77)    (13.64)
  Dividends per share..........................................     --         --         --         --         --
1991
  Net sales....................................................  $     273  $     293  $     299  $     273  $   1,138
  Operating income.............................................         61         72         75         62        270
  Net loss before extraordinary item...........................        (31)       (19)       (20)       (36)      (106)
  Extraordinary item--gain (loss) on debt repurchases..........          4     --             (5)        (4)        (5)
  Net loss.....................................................        (27)       (19)       (25)       (40)      (111)
  Loss per share:
     Net loss before extraordinary item........................      (6.61)     (3.58)     (3.55)     (6.12)    (19.67)
  Extraordinary item--gain (loss) on debt repurchases..........        .81       (.04)      (.87)      (.64)      (.94)
  Loss per share...............................................      (5.80)     (3.62)     (4.42)     (6.76)    (20.61)
  Dividends per share..........................................     --         --         --         --         --

                            FORT HOWARD CORPORATION
                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                       NINE MONTHS ENDED SEPTEMBER
                                                                                                   30,
                                                                                       ---------------------------
                                                                                            1993          1992
                                                                                       --------------  -----------
Net sales............................................................................  $      895,768  $   865,642
Cost of sales........................................................................         590,147      535,130
                                                                                       --------------  -----------
Gross income.........................................................................         305,621      330,512
Selling, general and administrative..................................................          70,707       74,610
Amortization of goodwill.............................................................          42,576       42,494
Goodwill write-off...................................................................       1,980,427      --
                                                                                       --------------  -----------
Operating income (loss)..............................................................      (1,788,089)     213,408
Interest expense.....................................................................         259,157      248,693
Other income, net....................................................................          (5,475)        (378)
                                                                                       --------------  -----------
Loss before taxes....................................................................      (2,041,771)     (34,907)
Income taxes (credit)................................................................          (5,483)       6,491
                                                                                       --------------  -----------
Net loss before extraordinary item and adjustment for
  accounting change..................................................................      (2,036,288)     (41,398)
Extraordinary item--loss on debt repurchases (net of income taxes)...................          (9,760)     --
Adjustment for adoption of SFAS 106..................................................        --            (10,587)
                                                                                       --------------  -----------
Net loss.............................................................................  $   (2,046,048) $   (51,985)
                                                                                       --------------  -----------
                                                                                       --------------  -----------
Loss per share:
  Net loss before extraordinary item and adjustment for
     accounting change...............................................................  $      (347.33) $     (7.06)
  Extraordinary item.................................................................           (1.67)     --
  Adjustment for adoption of SFAS 106................................................        --              (1.81)
                                                                                       --------------  -----------
Net loss.............................................................................  $      (349.00) $     (8.87)
                                                                                       --------------  -----------
                                                                                       --------------  -----------
Average shares outstanding...........................................................           5,863        5,863
                                                                                       --------------  -----------
                                                                                       --------------  -----------

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                            FORT HOWARD CORPORATION
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                                     SEPTEMBER 30,  DECEMBER 31,
                                                                                         1993           1992
                                                                                     -------------  -------------
     ASSETS
Current assets:
  Cash and cash equivalents........................................................   $       764    $       188
  Receivables, less allowance......................................................       123,289        103,491
  Inventories......................................................................       104,088        100,975
  Deferred income taxes............................................................        10,000         10,000
  Income taxes receivable..........................................................         2,500        --
                                                                                     -------------  -------------
       Total current assets........................................................       240,641        214,654
Property, plant and equipment......................................................     1,798,241      1,694,946
  Less: Accumulated depreciation...................................................       498,978        437,518
                                                                                     -------------  -------------
       Net property, plant and equipment...........................................     1,299,263      1,257,428
Goodwill, net of accumulated amortization..........................................       --           2,023,416
Other assets.......................................................................        79,145         79,069
                                                                                     -------------  -------------
       Total assets................................................................   $ 1,619,049    $ 3,574,567
                                                                                     -------------  -------------
                                                                                     -------------  -------------
     LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable.................................................................   $    89,934    $   104,405
  Interest payable.................................................................        62,196         33,057
  Income taxes payable.............................................................         2,869          1,792
  Other current liabilities........................................................        65,841         64,282
  Current portion of long-term debt................................................         5,446        137,747
                                                                                     -------------  -------------
       Total current liabilities...................................................       226,286        341,283
Long-term debt.....................................................................     3,179,475      2,953,027
Deferred and other long-term income taxes..........................................       249,265        259,625
Other liabilities..................................................................        26,544         36,473
Voting Common Stock with put right.................................................        11,820         13,219
Shareholders' equity (deficit):
  Voting Common Stock..............................................................       600,459        600,465
  Cumulative translation adjustment................................................        (4,541)        (3,915)
  Retained earnings (deficit)......................................................    (2,670,259)      (625,610)
                                                                                     -------------  -------------
       Total shareholders' equity (deficit)........................................    (2,074,341)       (29,060)
                                                                                     -------------  -------------
       Total liabilities and shareholders' equity (deficit)........................   $ 1,619,049    $ 3,574,567
                                                                                     -------------  -------------
                                                                                     -------------  -------------

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                            FORT HOWARD CORPORATION
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                                           NINE MONTHS ENDED
                                                                                             SEPTEMBER 30,
                                                                                      ----------------------------
                                                                                           1993           1992
                                                                                      --------------  ------------
Cash provided from (used for) operations:
  Net loss..........................................................................  $   (2,046,048) $    (51,985)
  Depreciation and amortization.....................................................         105,469       100,598
  Goodwill write-off................................................................       1,980,427       --
  Employee stock compensation.......................................................          (7,832)          827
  Non-cash interest expense.........................................................          80,109       102,166
  Deferred income tax credit........................................................         (12,360)       (6,860)
  Pre-tax loss on debt repurchases..................................................          15,742       --
  Pre-tax adjustment for adoption of SFAS 106.......................................        --              17,076
  Increase in receivables...........................................................         (19,798)      (21,953)
  Decrease (increase) in inventories................................................          (3,113)          214
  Increase in income taxes receivable...............................................          (2,500)      --
  Increase (decrease) in accounts payable...........................................         (14,471)        8,868
  Increase in interest payable......................................................          29,139        22,256
  Increase (decrease) in income taxes payable.......................................           1,077          (223)
  All other, net....................................................................           8,577           213
                                                                                      --------------  ------------
       Net cash provided from operations............................................         114,418       171,197
Cash used for investment activities:
  Additions to property, plant and equipment........................................        (107,384)     (167,745)
  Acquisition of Stuart Edgar Limited, net of acquired cash of $749.................        --              (7,829)
                                                                                      --------------  ------------
       Net cash used for investment activities......................................        (107,384)     (175,574)
Cash provided from (used for) financing activities:
  Proceeds from long-term borrowings................................................         858,090       166,709
  Repayment of long-term borrowings.................................................        (833,565)     (170,047)
  Debt issuance costs...............................................................         (30,983)      --
                                                                                      --------------  ------------
       Net cash used for financing activities.......................................          (6,458)       (3,338)
                                                                                      --------------  ------------
Increase (decrease) in cash.........................................................             576        (7,715)
Cash at beginning of period.........................................................             188         9,597
                                                                                      --------------  ------------
       Cash at end of period........................................................  $          764  $      1,882
                                                                                      --------------  ------------
                                                                                      --------------  ------------
Supplemental Cash Flow Disclosures:
  Interest paid.....................................................................  $      155,504  $    132,042
  Income taxes paid (refunded)--net.................................................          (2,716)        6,113

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                            FORT HOWARD CORPORATION
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. BASIS OF PRESENTATION

     The condensed consolidated financial statements reflect all adjustments (consisting only of normally recurring accruals, except for the goodwill write-off described in Note 4) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Certain reclassifications have been made to conform prior years' data to the current format. These financial statements should be read in conjunction with the Company's annual report on Form 10-K for 1992 and the Company's quarterly reports on Form 10-Q for the quarters ended March 31, 1993 and June 30, 1993.

     On September 4, 1992, Fort Sterling Limited, the Company's United Kingdom tissue operations, acquired for $25 million, including debt assumed of $17 million, Stuart Edgar Limited ("Stuart Edgar"), a converter of consumer tissue products with annual net sales approximating $43 million. The operating results of Stuart Edgar are included in the condensed consolidated financial statements commencing September 4, 1992.

2. LOSS PER SHARE

     Loss per share is computed on the basis of the average number of common shares outstanding during the periods. The average number of shares outstanding for the nine month period ended September 30, 1993 was 5,862,641. The average number of shares outstanding for the nine month period ended September 30, 1992 was 5,862,685.

3. INVENTORIES

     Inventories consist of:

                                                                SEPTEMBER 30,  DECEMBER 31,
                                                                    1993           1992
                                                                -------------  -------------
                                                                       (IN THOUSANDS)
Raw materials and supplies....................................   $    55,666    $    53,872
Finished and partly-finished products.........................        48,422         47,103
                                                                -------------  -------------
                                                                 $   104,088    $   100,975
                                                                -------------  -------------
                                                                -------------  -------------

4. GOODWILL

     Changes in the Company's goodwill are summarized as follows:

Balance, December 31, 1992...................................................  $    2,023,416
Amortization of goodwill.....................................................         (42,576)
Effects of foreign currency translation......................................            (413)
Goodwill write-off...........................................................      (1,980,427)
                                                                               --------------
Balance, September 30, 1993..................................................  $     --
                                                                               --------------
                                                                               --------------

     Low industry operating rates and aggressive competitive activity among tissue producers resulting from the recession, additions to capacity and other factors have been adversely affecting tissue industry operating conditions and the Company's operating results since 1991. Accordingly, the Company has revised its projections and has determined that its projected results would not support the future

                            FORT HOWARD CORPORATION
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                                  (UNAUDITED)

4. GOODWILL--(CONTINUED)

amortization of the Company's remaining goodwill balance of approximately $1,980 million at September 30, 1993.

     The methodology employed to assess the recoverability of the Company's goodwill first involved the projection of operating results forward 35 years, which approximates the remaining amortization period of the goodwill as of October 1, 1993. The Company then evaluated the recoverability of goodwill on the basis of this forecast of future operations. Based on such forecast, the cumulative net income before goodwill amortization of approximately $100 million over the remaining 35-year amortization period was insufficient to recover the goodwill balance. Accordingly, the Company wrote-off its remaining goodwill balance of $1,980 million in the third quarter of 1993.

     The Company's forecast assumes that sales volume increases will be limited to production from a new paper machine under construction at the Company's Muskogee mill which is scheduled to start-up in 1994 and that further capacity expansion is not justifiable given the Company's high leverage and adverse tissue industry operating conditions. Net selling price and cost increases were assumed to approximate 1% per year, based on the Company's ten-year historical trends and management's estimates of future performance. Through the year 2001, the Company's projections indicate that interest expense will exceed operating income, which is determined after deducting annual depreciation expense. However, operating income before depreciation is adequate to cover interest expense. Inflation and interest rates were assumed to remain low at 1993 levels during the projected period. Each of the Company's highest yielding debt securities, the 12 3/8% Notes, the 12 5/8% Debentures and the 14 1/8% Debentures, were further assumed to be refinanced at lower interest rates. Total capital expenditures were projected to approximate $55-$80 million annually over the next ten years, plus $32 million in 1994 to complete the Muskogee mill expansion and another $32 million over 1994 and 1995 for a new coal-fired boiler under construction at the Company's Savannah River mill. Management believes that the projected future results based on these assumptions are the most likely scenario given the Company's high leverage and adverse tissue industry operating conditions.

5. INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES

     During the third quarter of 1993, the Company sold its remaining equity interest in Sweetheart Holdings Inc. ("Sweetheart") for $5.1 million recognizing a gain of the same amount. The Company had previously reduced the carrying value of its investment in Sweetheart to zero in 1991.

6. LONG-TERM DEBT

     On March 22, 1993, the Company sold $450 million principal amount of 9 1/4% Senior Notes due 2001 and $300 million principal amount of 10% Subordinated Notes due 2003 in a registered public offering. On April 21, 1993, the Company borrowed $100 million pursuant to a new bank term loan agreement (the "1993 Term Loan"). Proceeds from the sale of the 9 1/4% Senior Notes and the 10% Subordinated Notes and from the 1993 Term Loan were applied to the prepayment of $250 million of the term loan indebtedness under the Company's Bank Credit Agreement, to the repayment of a portion of the Company's indebtedness under the Revolving Credit Facility, to the repurchase of all the Company's outstanding 14 5/8% Debentures and to the payment of fees and expenses.

     The 9 1/4% Senior Notes are senior unsecured obligations of the Company, rank equally in right of payment with the other senior indebtedness of the Company and are senior to all existing and future

                            FORT HOWARD CORPORATION
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                                  (UNAUDITED)

6. LONG-TERM DEBT--(CONTINUED)

subordinated indebtedness of the Company. The 10% Subordinated Notes are subordinated in right of payment to all existing and future senior indebtedness of the Company, including the 12 3/8% Notes, rank equally with the 12 5/8% Debentures and constitute senior indebtedness with respect to the 14 1/8% Debentures. The 1993 Term Loan bears interest, at the Company's option, at Bankers Trust's prime rate, plus 1.75% or, subject to certain limitations, at a reserve adjusted Eurodollar rate, plus 3.00%, and matures May 1, 1997. The 1993 Term Loan constitutes senior secured indebtedness of the Company.

     In connection with the sale of the 9 1/4% Senior Notes and the 10% Subordinated Notes and the borrowing under the 1993 Term Loan, the Company has amended its Bank Credit Agreement. Among other changes, the amendment reduces domestic capital spending limits for 1993 and future years. In addition, the Company's required ratios of earnings before non-cash charges, interest and taxes to cash interest for 1993 and subsequent years were lowered to give effect to the greater amount of the Company's cash interest payments as a result of the issuance of the 9 1/4% Senior Notes and 10% Subordinated Notes and subsequent repurchases of 14 5/8% Debentures.

     As a result of the repayment of the $250 million of term loan indebtedness under the Company's Bank Credit Agreement and the repurchases of all the Company's 14 5/8% Debentures, the Company incurred an extraordinary loss of $10 million (net of income taxes of $6 million) representing the write-off of unamortized deferred loan costs.

     At September 30, 1993, the available capacity under the Revolving Credit Facility was $176 million.

     On October 1, 1993, the Company called $50 million of its 12 3/8% Notes for redemption at the 105% call price on November 1, 1993, the first date that such notes are redeemable. The redemption is being funded principally from excess funds from the sale of $750 million of notes in March of 1993. In connection with the redemption, the Company will incur an extraordinary loss in the fourth quarter of 1993 of $2 million (net of income taxes), representing the call premium and unamortized deferred loan costs.

     In the absence of improved financial results, it is likely that in 1995 the Company would be required to seek a waiver of the cash interest coverage covenant under its senior secured credit agreements because interest on the Company's 14 1/8% Debentures will become cash pay on November 1, 1994. Although the Company believes that it will be able to obtain appropriate waivers from its lenders, there can be no assurance that this will be the case.

7. EMPLOYEE BENEFIT PLANS

     As of January 1, 1992, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions." The standard requires that the expected cost of postretirement health care benefits be charged to expense during the years that employees render service. The cumulative effect on years prior to 1992 of adopting SFAS No. 106 is stated separately in the Company's condensed consolidated statement of income for the nine month period ended September 30, 1992 as a one-time after-tax charge of $11 million.

                            FORT HOWARD CORPORATION
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                                  (UNAUDITED)

8. VOTING COMMON STOCK WITH PUT RIGHT

     The Company decreased the estimated fair market valuation of its common stock as a result of the effects of adverse tissue industry operating conditions on its long-term earnings forecast and, as a result, reduced the carrying amount of its Voting Common Stock with put right to its original cost in the third quarter of 1993. The effect of the adjustment was to reduce both the Voting Common Stock with put right and the retained earnings (deficit) by approximately $1 million.

9. STOCK OPTIONS

     The Company amortizes the excess of the fair market value of its common stock over the strike price of options granted to employees over the period the options vest. Due to the effects of adverse tissue industry operating conditions on its long-term earnings forecast, the Company decreased the estimated fair market valuation of its common stock and, as a result, reversed all previously accrued employee stock compensation expense in the third quarter of 1993. The reversal of the accrued employee stock compensation resulted in a credit to operations of $7,832,000 for the first nine months of 1993. Employee stock compensation expense was $827,000 for the first nine months of 1992.

10. LEGAL PROCEEDINGS

     The Company and its subsidiaries are parties to lawsuits and state and federal administrative proceedings incidental to their businesses. Although the final results in such suits and proceedings cannot be predicted with certainty, it is the present opinion of management that they will not have a material adverse effect on the Company's financial condition.

                        ["Fort Howard Corporation" logo]

PROSPECTUS                                                            ALTERNATE
                            Fort Howard Corporation
                            % SENIOR NOTES DUE 2002
                      % SENIOR SUBORDINATED NOTES DUE 2006
                            ------------------------

          Interest on the Senior Notes payable February 1 and August 1 Interest on the Senior Subordinated Notes payable February 1 and August 1
                            ------------------------

THE SENIOR NOTES ARE NOT REDEEMABLE PRIOR TO MATURITY. THE SENIOR SUBORDINATED
   NOTES ARE REDEEMABLE AT THE OPTION OF THE COMPANY IN WHOLE OR IN PART, AT
     ANY TIME ON OR AFTER FEBRUARY 1, 1999, INITIALLY AT    % OF THEIR
     PRINCIPAL AMOUNT, PLUS ACCRUED INTEREST, DECLINING TO 100% OF THEIR
       PRINCIPAL AMOUNT, PLUS ACCRUED INTEREST, ON OR AFTER FEBRUARY 1,
       2001. IN ADDITION, AT THE OPTION OF THE COMPANY AT ANY TIME PRIOR
         TO FEBRUARY 1, 1997, UP TO $  MILLION AGGREGATE PRINCIPAL
           AMOUNT OF THE SENIOR SUBORDINATED NOTES ARE REDEEMABLE FROM
           THE PROCEEDS OF ONE OR MORE PUBLIC EQUITY OFFERINGS
              FOLLOWING WHICH THERE IS A PUBLIC MARKET, AT     % OF
                         THE PRINCIPAL AMOUNT THEREOF, PLUS
                                ACCRUED INTEREST.

                            ------------------------

                   SEE "CERTAIN RISK FACTORS" FOR INFORMATION
              THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
            PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                CRIMINAL OFFENSE.
                            ------------------------

This Prospectus is to be used by Morgan Stanley & Co. Incorporated in connection with offers and sales in market-making transactions at negotiated prices relating to prevailing market prices at the time of sale. Morgan
        Stanley & Co. Incorporated may act as                  principal
                           or agent in such transaction.
                            ------------------------

               , 1994

                                                                       ALTERNATE

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY MORGAN STANLEY & CO. INCORPORATED ("MS&CO."). THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE NOTES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                             ADDITIONAL INFORMATION

     Fort Howard Company (the "Company") has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (which term shall encompass any amendment thereto) on Form S-2 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Commission. The Registration Statement and the exhibits and schedules thereto, as well as all such reports and other information filed with the Commission, may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and are also available for inspection and copying at prescribed rates at the regional offices of the Commission located at 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

     The Company's obligation under the Exchange Act to file periodic reports with the Commission will be suspended if each of the Senior Notes, the 9 1/4% Notes, the 12 3/8% Notes, the 12 5/8% Debentures, the Senior Subordinated Notes, the 10% Notes, the 14 1/8% Debentures, the Pass Through Certificates (each as defined below) and any future class of securities publicly issued by the Company is held of record by fewer than 300 holders at the beginning of any fiscal year of the Company. The Company will be required to continue to file reports with the Commission for fiscal years in which the Registration Statement or an amendment to the Registration Statement is filed and becomes effective. In addition, the Company will be required to continue to file reports with the Commission if any of the Company's securities are listed on a national securities exchange or if MS&Co. is required, as an affiliate of the Company, to deliver a prospectus in connection with market-making activities with respect to the Company's securities. None of the Company's securities is currently listed on any securities exchange.

     The respective indentures under which the Senior Notes and the Senior Subordinated Notes (collectively, the "Notes") were issued require the Company, and the Company intends, to file with the Commission and distribute to the holders of the Notes annual reports containing consolidated financial statements and the related report of independent public accountants and quarterly reports containing unaudited condensed consolidated financial statements for the first three quarters of each fiscal year for so long as any Notes are outstanding.

                                                                       ALTERNATE

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents which have been filed with the Commission by the Company are hereby incorporated by reference in this Prospectus:

          (1) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1992, filed with the Commission on February 26, 1993;

          (2) The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1993, June 30, 1993 and September 30, 1993, filed with the Commission on May 17, 1993, August 13, 1993, and October 25, 1993, respectively; and

          (3) All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 1992.

     Any statement in this Prospectus or contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Copies of all documents which are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request. Copies of this Prospectus, as amended or supplemented from time to time, and any other documents (or parts of documents) that constitute part of the Prospectus under
Section 10(a) of the Securities Act will also be provided without charge to each such person, upon written or oral request. Requests should be directed to the Company, Attention: Investor Relations Department, 1919 South Broadway, Green Bay, Wisconsin 54304; telephone (414) 435-8821, extension 2592.

                               TABLE OF CONTENTS

                                                     PAGE
                                                     ----
Additional Information........................          2
Incorporation of Certain Documents by
Reference.....................................          3
Prospectus Summary............................          4
The Company...................................         12
Certain Risk Factors..........................         13
Use of Proceeds...............................         17
Capitalization................................         18
Selected Historical Consolidated Financial
Data..........................................         19
Pro Forma Financial Data......................         22
Management's Discussion and Analysis of
  Consolidated Financial Condition and Results
  of Operations...............................         27
Business......................................         39
Legal Proceedings.............................         45
Management....................................         46
Ownership of Common Stock.....................         50
Certain Transactions..........................         51
Description of the Notes......................         56
Description of Certain Indebtedness...........         87
Market-Making Activities of
  MS&Co.......................................         96
Legal Matters.................................         97
Experts.......................................         97
Index to Financial Statements.................        F-1

                                                                       ALTERNATE

TRADING MARKET FOR THE NOTES

     MS&Co. currently makes a market in the Notes. However, it is not obligated to do so, and any such market-making may be discontinued at any time without notice, at its sole discretion. Therefore, no assurance can be given as to the liquidity of, or the trading market for, the Notes. See "Market-Making Activities of MS&Co."

     The liquidity of, and trading market for, the Notes may also be adversely affected by declines in the market for high yield securities generally. Such a decline may adversely affect such liquidity and trading markets independent of the financial performance of, and prospects for, the Company.

                                                                       ALTERNATE

TAX CONSIDERATIONS

     The Company will treat the Notes as debt for federal income tax purposes. However, if any of the Notes ultimately were treated as equity, the amount treated as a distribution on any such Note would first be taxable to the holder as dividend income to the extent of the Company's current and accumulated earnings and profits and would next be treated as a return of capital to the extent of the holder's tax basis in the Note, with any remaining amount treated as gain from the sale of the Note. Further, payments on such Notes to foreign persons would not be eligible for the portfolio interest exception from U.S. withholding tax and dividends thereon would be subject to U.S. withholding tax at a flat rate of 30% (or lower treaty rate). In addition, in the event of equity treatment, the Company would not be entitled to deduct interest expense or original issue discount, if any, on such Notes for federal income tax purposes.

     As debt instruments and subject to the discussion below, stated interest on both the Senior Notes and the Senior Subordinated Notes will be taxable as ordinary income to a holder of such a Note when received or accrued in accordance with such holder's method of tax accounting. If, however, a holder owns both the Senior Notes and the Senior Subordinated Notes, such holder should be aware that proposed Treasury regulations could under certain circumstances require that the Senior Notes and the Senior Subordinated Notes held by such holder be aggregated and treated as a single debt instrument, which treatment may result in such holder having to recognize all or a portion of stated interest on the Notes as original issue discount under an economic accrual basis prior to the receipt of cash attributable to stated interest. However, assuming a substantial portion of the Senior Notes and Senior Subordinated Notes were purchased by holders who were not related to each other or to the Company and who did not purchase both Senior Notes and Senior Subordinated Notes, then there is an exception in the proposed regulations under which the aggregation rule would not apply to the Notes. In any event, such aggregation rule also would not apply if a portion of either the Senior Notes or the Senior Subordinated Notes is separately traded on an established market (as defined in those regulations) at any time during the period ending 30 days after the original issue date of the Notes for sale to the public.

     A holder who purchases a Senior Note or a Senior Subordinated Note at a premium (generally, at a cost in excess of its principal amount or, in the case of the Senior Subordinated Notes, earlier call price) may elect to amortize such premium as an offset to interest income on the debt with a corresponding decrease in tax basis. A holder who purchases a Senior Note or a Senior Subordinated Note at a discount (generally, at a cost less than its principal amount) that exceeds a statutorily defined de minimis amount will be subject to the "market discount" rules of the Internal Revenue Code. These rules provide in part that gain on the sale of a debt instrument is treated as ordinary income, generally interest, to the extent of accrued market discount not previously included in income by the holder. The market discount rules also provide for a deferral of deductions for net interest expense incurred or continued by a holder to purchase or carry a Senior Note or Senior Subordinated Note acquired at a market discount until the debt is disposed of in a taxable transaction or unless the holder elects to include market discount in income as it accrues.

     Upon a redemption, sale or exchange of a Senior Note or a Senior Subordinated Note, its holder will recognize gain or loss measured by the difference between the amount received in exchange therefor and such holder's adjusted tax basis in the Note. Any gain or loss recognized on the redemption, sale or exchange of a Note will ordinarily be capital gain or loss if such Note is held as a capital asset (except as noted above with respect to holders who acquire a Note at a market discount).

     Payments made on the Notes and proceeds from the sale of the Notes may be subject to a backup withholding tax of 31% unless the holder of the Note complies with certain reporting requirements or is an exempt recipient under the Code. Any such withheld amounts will be allowed as a credit against the holder's federal income tax liability.

     THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY, ASSUMES THAT THE NOTES ARE HELD AS CAPITAL ASSETS, DOES NOT DEAL WITH CERTAIN ASPECTS FOR TAXPAYERS SUBJECT TO SPECIAL RULES AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE. OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

                                                                       ALTERNATE

                       MARKET-MAKING ACTIVITIES OF MS&CO.

     The Prospectus is to be used by MS&Co. in connection with offers and sales of the Notes in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. MS&Co. may act as principal or agent in such transactions. MS&Co. has no obligation to make a market in the Notes, and may discontinue its market-making activities at any time without notice, in its sole discretion.

     MS&Co. acted as underwriter in connection with the original offering of the
Notes and received an underwriting discount of $            in connection
therewith.

     For a description of certain transactions between the Company and MS&Co., see "Certain Transactions."

     In connection with the original offering of the Notes, the Company agreed to indemnify MS&Co., as Underwriter, and A.G. Edwards & Sons, Inc., as "qualified independent underwriter," against certain liabilities, including liabilities under the Securities Act.

     MS&Co. has provided, and continues to provide, investment banking services to the Company.

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Set forth below is an estimate (except for the Commission registration fee and the National Association of Securities Dealers, Inc. filing fee) of the fees and expenses payable by the Company in connection with the distribution of the
Notes:


Securities and Exchange Commission registration fee...........................  $     258,621
National Association of Securities Dealers, Inc. filing fee...................         30,500
Printing and engraving costs..................................................        110,000
Legal fees....................................................................        300,000
Accountants' fees.............................................................         20,000
Blue Sky qualification fees and expenses......................................         20,000
Trustees' fees and expenses...................................................         15,000
Miscellaneous.................................................................        745,879
                                                                                -------------
       Total..................................................................  $   1,500,000
                                                                                -------------
                                                                                -------------


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law provides, in summary, that directors and officers of Delaware corporations are entitled, under certain circumstances, to be indemnified against all expenses and liabilities (including attorney's fees) incurred by them as a result of suits brought against them in their capacity as a director or officer, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful; provided that no indemnification may be made against expenses in respect of any claim, issue or matter as to which they shall have been adjudged to be liable to the Company, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, they are fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Any such indemnification may be made by the Company only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct. The Bylaws of the Company provide for indemnification of its directors and officers to the fullest extent permitted by Delaware law, as the same may be amended from time to time.

     Reference is made to Article VII of the Underwriting Agreement contained in
Exhibit 1.1 hereto, which provides certain indemnification rights to the directors and officers of the Company.

     In addition, the Company maintains directors' and officers' liability insurance.

ITEM 16. EXHIBITS

EXHIBIT
  NO.                                 DESCRIPTION
- -------  ----------------------------------------------------------------------
+1.1     --Form of Underwriting Agreement.
3.1      --Restated Certificate of Incorporation of the Registrant (filed as
           Exhibit 3.A to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1990, File No. 1-6901, and incorporated herein by reference).
3.2      --Amended and Restated By-Laws of the Registrant (filed as Exhibit 3.B to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1992, File No. 1-6901, and incorporated herein by reference).
+4.1     --Form of Senior Note Indenture (including form of Senior Note).

EXHIBIT
  NO.                                 DESCRIPTION
- -------  ----------------------------------------------------------------------
+4.2     --Form of Senior Subordinated Note Indenture (including form of Senior
           Subordinated Note).
*4.3     --Amended and Restated Credit Agreement dated as of October 24, 1988, among the Registrant, FH Acquisition and Bankers Trust, as agent for the bank parties thereto, with respect to the Bank Bridge Loan, the Term Loan and the Revolving Credit Facility.
*4.3(A)  --Amendment No. 1 dated February 21, 1989 to the Amended and Restated
           Credit Agreement dated as of October 24, 1988.
4.3(B)   --Amendment No. 2 dated October 20, 1989 to Amended and Restated
           Credit Agreement dated as of October 24, 1988 (filed with the Registrant's September 30, 1989 Quarterly Report on Form 10-Q, File No. 1-6901, and incorporated herein by reference).
4.3(C)   --Amendment No. 3 dated as of November 14, 1989 to Amended and
           Restated Credit Agreement dated as of October 24, 1988 (filed with the Registrant's September 30, 1989 Quarterly Report on Form 10-Q, File No. 1-6901, and incorporated herein by reference).
4.3(D)   --Amendment No. 4 dated as of November 9, 1990 to Amended and Restated
           Credit Agreement dated as of October 24, 1988 (filed as Exhibit 4.J to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1990, File No. 1-6901, and incorporated herein by reference).
4.3(E)   --Amendment No. 5 dated as of December 19, 1990 to Amended and
           Restated Credit Agreement dated as of October 24, 1988 (filed as
           Exhibit 4.K to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1990, File No. 1-6901, and incorporated herein by reference).
4.3(F)   --Amendment No. 6 dated as of September 11, 1991 to Amended and
           Restated Credit Agreement dated as of October 24, 1988 (filed as
           Exhibit 4.A to the Registrant's Current Report on Form 8-K on September 13, 1991, File No. 1-6901, and incorporated herein by reference).
4.3(G)   --Amendment No. 7 dated as of December 2, 1991 to Amended and Restated
           Credit Agreement dated as of October 24, 1988 (filed as Exhibit No. 4.N to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1991, File No. 1-6901, and incorporated herein by reference).
4.3(H)   --Amendment No. 8 dated as of October 7, 1992 to Amended and Restated
           Credit Agreement dated as of October 24, 1988 (filed as Exhibit 4.0 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1992, File No. 1-6901, and incorporated herein by reference).
4.3(I)   --Amended and Restated Amendment No. 8 dated as of November 12, 1992, to Amended and Restated Credit Agreement dated as of October 24,
           1988 (filed as Exhibit 4.P to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1992, File No. 1-6901, and incorporated herein by reference).
**4.3(J) --Form of Second Amended and Restated Amendment No. 8 dated as of
           March 4, 1993, to Amended and Restated Credit Agreement dated as of October 24, 1988.
+5.1     --Opinion of Shearman & Sterling.
10.1     --Stockholders Agreement dated as of December 7, 1990, among the
           Registrant, Morgan Stanley Group, MSLEF II, certain institutional investors and the Management Investors which amends and restates the Stockholders and Registration Rights Agreement dated as of August 1, 1988, as amended (filed as Exhibit 10.C to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1990, File No. 1-6901, and incorporated herein by reference).
10.2     --Management Incentive Plan as amended and restated as of December 10,
           1992 (filed as Exhibit 10.C to the Registrant's Annual Report on
           Form 10-K for the year ended December 31, 1992, File No. 1-6901, and incorporated herein by reference).
*10.3    --Supplemental Retirement Plan.

EXHIBIT
  NO.                                 DESCRIPTION
- -------  ----------------------------------------------------------------------
10.3(A)  --Amendment No. 1 to the Supplemental Retirement Plan dated December
           21, 1988 (filed as Exhibit 10.P to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1988, File No. 1-6901, and incorporated herein by reference).
10.4     --Form of Supplemental Retirement Agreement for Mr. DeMeuse, as
           amended (filed as Exhibit 10.M to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1988, File No. 1-6901, and incorporated herein by reference).
10.5     --Supplemental Retirement Agreements for certain directors and officers (filed as Exhibit 10.T to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1989, File No. 1-6901, and incorporated herein by reference).
10.5(A)  --Form of Amendment No. 1 to Supplemental Retirement Agreements for
           certain directors and officers (filed as Exhibit 10.U to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1990, File No. 1-6901, and incorporated herein by reference).
10.6     --Employment Agreements dated October 15, 1993, with the Company's
           Chief Executive Officer, Chief Operating Officer and Chief Financial Officer (filed as Exhibit 10 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1993, File No. 1-6901, and incorporated herein by reference).
*10.7    --Amended and Restated Management Equity Participation Agreement dated as of August 1, 1988, among Holdings, Morgan Stanley, MSLEF II and the Management Investors.
10.7(A)  --Letter Agreement dated June 27, 1990, which modifies Amended and
           Restated Management Equity Participation Agreement (filed as Exhibit 10.V to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1990, File No. 1-6901, and incorporated herein by reference).
10.7(B)  --Letter Agreement dated July 31, 1990, among the Company and the
           Principal Management Investors which amends Amended and Restated Management Equity Participation Agreement (filed as Exhibit 10.W to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1990, File No. 1-6901, and incorporated herein by reference).
10.7(C)  --Letter Agreement dated July 31, 1990, between the Company and the
           Management Investor Committee which amends Amended and Restated Management Equity Participation Agreement (filed as Exhibit 10.X to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1990, File No. 1-6901, and incorporated herein by reference).
10.7(D)  --Letter Agreement dated February 7, 1991, between the Company and the
           Management Investors Committee which amends the Amended and Restated Management Equity Participation Agreement (filed as Exhibit 10.GG to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1990, File No. 1-6901, and incorporated herein by reference).
10.7(E)  --Form of Letter Agreement dated February 7, 1991 among the Company, the Management Investors Committee and Management Investors which cancels certain stock options, grants new stock options and amends the Amended and Restated Management Equity Participation Agreement (filed as Exhibit 10.HH to the Registrant's Annual Report on Form
           10-K for the year ended December 31, 1990, File No. 1-6901, and incorporated herein by reference).
10.8     --Agreement dated as of July 31, 1990, among the Company and its former Chief Executive Officer (filed as Exhibit 10.Y to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1990, File No. 1-6901, and incorporated herein by reference).
10.8(A)  --Modification to Agreement dated as of July 31, 1990, among the
           Company and its former Chief Executive Officer (filed as Exhibit
           10.Z to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1990, File No. 1-6901, and incorporated herein by reference).

EXHIBIT
  NO.                                 DESCRIPTION
- -------  ----------------------------------------------------------------------
10.8(B)  --Letter Agreement dated February 7, 1991, among the Company, its former Chief Executive Officer and his spouse which cancels stock options, grants new stock options and amends the Agreement dated as of July 31, 1990, among the Company, its former Chief Executive Officer and his spouse (filed as Exhibit 10.II to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1990,
           File No. 1-6901, and incorporated herein by reference).
10.9     --Subscription Agreement dated as of December 7, 1990, among the
           Company, Mellon Bank, N.A., Trustee for First Plaza Group Trust and Leeway & Co. (filed as Exhibit 10.DD to the Registrant's Annual
           Report on Form 10-K for the year ended December 31, 1990, File No. 1-6901, and incorporated herein by reference).
10.10    --Subscription Agreement dated as of March 12, 1991, between the
           Company and Fort Howard Equity Investors II, L.P. (filed as Exhibit 10.EE to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1990, File No. 1-6901, and incorporated herein by reference).
*10.11   --Management Equity Plan.
*10.12   --Form of Management Equity Agreement dated as of April 30, 1991, between the Registrant and Management Investors.
+10.13   --Employment Agreements dated December 10, 1993 with certain executive officers of the Company.
+12.1    --Computation of ratio of earnings to fixed charges.
+12.2    --Computation of deficiency of earnings available to cover fixed charges.

***12.3  --Computation of pro forma deficiency of earnings available to cover fixed charges.

21       --Subsidiaries of Fort Howard Corporation (filed as Exhibit 22 to the
           Registrant's Annual Report on Form 10-K for the year ended December 31, 1992, File No. 1-6901, and incorporated herein by reference).
***23.1  --Consent of Arthur Andersen & Co.
+23.2    --Consent of Shearman & Sterling (included in its opinion delivered under Exhibit No. 5.1).
+24      --Powers of Attorney.

+25.1    --T-1 with respect to the eligibility of Norwest Bank Wisconsin, N.A.
           under the Senior Note Indenture.

+25.2    --T-1 with respect to the eligibility of The Bank of New York under the Senior Subordinated Note Indenture.
99       --Stock Transfer Agreement dated November 2, 1989 between the Company and Sweetheart Holdings Inc., a Delaware corporation (filed as
           Exhibit 28 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1989, File No. 1-6901, and incorporated herein by reference).

- ---------------
 + Previously filed.

  * Previously filed with Registrant's Registration Statement on Form S-1, No. 33-23826, and incorporated herein by reference.

 ** Previously filed with Registrant's Registration Statement on Form S-2, No.
    33-51876, and incorporated herein by reference.

*** Filed herewith.

ITEM 17. UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes that:

          1. For the purposes of determining any liability under the Securities Act of 1933, as amended (the "Securities Act"), the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          2. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Green Bay, State of Wisconsin on the 1st day of February, 1994.

                                          FORT HOWARD CORPORATION

                                          By       /s/ JAMES W. NELLEN II
                                             ...................................
                                                     James W. Nellen II
                                                Vice President and Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

        SIGNATURE                       TITLE                      DATE
- -------------------------  --------------------------------  -----------------

           *               Chairman of the Board of           February 1, 1994
.........................    Directors and Chief Executive
    Donald H. DeMeuse        Officer (principal executive
                             officer)


           *               Director, Vice Chairman and        February 1, 1994
.........................    Chief Financial Officer
   Kathleen J. Hempel        (principal financial officer)


           *               Director, President and Chief      February 1, 1994
.........................    Operating Officer
   Michael T. Riordan

           *               Director                           February 1, 1994
.........................
    Donald P. Brennan
           *               Director                           February 1, 1994
.........................
      Frank V. Sica
           *               Director                           February 1, 1994
.........................
    Robert H. Niehaus
           *               Director                           February 1, 1994
.........................
      James S. Hoch

           *               Controller (principal accounting   February 1, 1994
.........................    officer)
    Charles L. Szews


*By:  /s/ JAMES W. NELLEN II
    .........................
       James W. Nellen II
        Attorney-in-Fact

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

     We have audited in accordance with generally accepted auditing standards, the consolidated financial statements of Fort Howard Corporation included in this Registration Statement and have issued our report thereon dated February 15, 1993. Our audits were made for the purpose of forming an opinion on those statements taken as a whole. The schedules are presented for purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          ARTHUR ANDERSEN & CO.

Milwaukee, Wisconsin,
February 15, 1993

                                                                      SCHEDULE V

                            ]FORT HOWARD CORPORATION
                         PROPERTY, PLANT AND EQUIPMENT
                                 (IN THOUSANDS)

                                                BALANCE AT                                          BALANCE AT
                                               BEGINNING OF    ADDITIONS                              END OF
                                                   YEAR         AT COST    RETIREMENTS   OTHER*        YEAR
                                               -------------  -----------  -----------  ---------  -------------
Year Ended December 31, 1990
  Land.......................................  $      42,458                $    (151)  $     401  $      42,708
  Buildings..................................        252,437  $       925        (360)      2,191        255,193
  Machinery and Equipment....................        931,890       40,990      (4,051)     11,227        980,056
  Construction in Progress...................         22,341       54,593      --          (1,310)        75,624
                                               -------------  -----------  -----------  ---------  -------------
                                               $   1,249,126  $    96,508   $  (4,562)  $  12,509  $   1,353,581
                                               -------------  -----------  -----------  ---------  -------------
                                               -------------  -----------  -----------  ---------  -------------
Year Ended December 31, 1991
  Land.......................................  $      42,708  $       300               $    (276) $      42,732
  Buildings..................................        255,193        4,162                   4,126        263,481
  Machinery and Equipment....................        980,056      118,893   $  (2,269)     (5,367)     1,091,313
  Construction in Progress...................         75,624       20,700      --          (5,957)        90,367
                                               -------------  -----------  -----------  ---------  -------------
                                               $   1,353,581  $   144,055   $  (2,269)  $  (7,474) $   1,487,893
                                               -------------  -----------  -----------  ---------  -------------
                                               -------------  -----------  -----------  ---------  -------------
Year Ended December 31, 1992
  Land.......................................  $      42,732  $       274   $    (366)  $   1,991  $      44,631
  Buildings..................................        263,481       20,206        (416)     11,497        294,768
  Machinery and Equipment....................      1,091,313      147,502     (16,228)    (10,451)     1,212,136
  Construction in Progress...................         90,367       64,862      (1,107)    (10,711)       143,411
                                               -------------  -----------  -----------  ---------  -------------
                                               $   1,487,893  $   232,844   $ (18,117)  $  (7,674) $   1,694,946
                                               -------------  -----------  -----------  ---------  -------------
                                               -------------  -----------  -----------  ---------  -------------

- ---------------

NOTE: *Other includes the acquisition of Stuart Edgar in 1992, effects of foreign currency translation and the effects of sale and leaseback transactions in 1991 and 1990.

                                                                     SCHEDULE VI

                            FORT HOWARD CORPORATION
                          ACCUMULATED DEPRECIATION AND
                 AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT
                                 (IN THOUSANDS)

                                                  BALANCE AT   PROVISIONS                            BALANCE AT
                                                 BEGINNING OF  CHARGED TO                              END OF
                                                     YEAR       EARNINGS*   RETIREMENTS   OTHER**       YEAR
                                                 ------------  -----------  -----------  ----------  -----------
Year Ended December 31, 1990
  Buildings....................................   $   12,467    $  16,208    $    (155)  $      456  $    28,976
  Machinery and Equipment......................      137,378       96,287       (2,617)       5,416      236,464
                                                 ------------  -----------  -----------  ----------  -----------
                                                  $  149,845    $ 112,495    $  (2,772)  $    5,872  $   265,440
                                                 ------------  -----------  -----------  ----------  -----------
                                                 ------------  -----------  -----------  ----------  -----------
Year Ended December 31, 1991
  Buildings....................................   $   28,976    $  16,437                $   12,581  $    57,994
  Machinery and Equipment......................      236,464       99,576    $    (733)     (14,495)     320,812
                                                 ------------  -----------  -----------  ----------  -----------
                                                  $  265,440    $ 116,013    $    (733)  $   (1,914) $   378,806
                                                 ------------  -----------  -----------  ----------  -----------
                                                 ------------  -----------  -----------  ----------  -----------
Year Ended December 31, 1992
  Buildings....................................   $   57,994    $   8,723    $    (148)  $      279  $    66,848
  Machinery and Equipment......................      320,812       72,554      (14,278)      (8,418)     370,670
                                                 ------------  -----------  -----------  ----------  -----------
                                                  $  378,806    $  81,277    $ (14,426)  $   (8,139) $   437,518
                                                 ------------  -----------  -----------  ----------  -----------
                                                 ------------  -----------  -----------  ----------  -----------

- ---------------

NOTES: * The provision is based on the straight-line depreciation method with rates varying from 2% to 50% per year.

        ** Other includes the acquisition of Stuart Edgar in 1992 and effects of foreign currency translation.

                                                                   SCHEDULE VIII

                            FORT HOWARD CORPORATION
                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                                                           FOR THE YEARS ENDED
                                                                                              DECEMBER 31,
                                                                                     -------------------------------
Allowance for Doubtful Accounts:                                                       1992       1991       1990
                                                                                     ---------  ---------  ---------
  Balance at beginning of year.....................................................  $   1,379  $   1,502  $     818
  Additions charged to earnings....................................................        792        698      1,162
  Charges for purpose for which reserve was created................................       (795)      (821)      (478)
                                                                                     ---------  ---------  ---------
  Balance at end of year...........................................................  $   1,376  $   1,379  $   1,502
                                                                                     ---------  ---------  ---------
                                                                                     ---------  ---------  ---------

                                                                      SCHEDULE X

                            FORT HOWARD CORPORATION
                   SUPPLEMENTARY INCOME STATEMENT INFORMATION
                                 (IN THOUSANDS)

                                                                                  CHARGED TO COSTS AND EXPENSES
                                                                                 -------------------------------
                                                                                       FOR THE YEARS ENDED
                                                                                          DECEMBER 31,
                                                                                 -------------------------------
                                                                                   1992       1991       1990
                                                                                 ---------  ---------  ---------
Maintenance and repairs........................................................  $  46,671  $  45,324  $  45,028
                                                                                 ---------  ---------  ---------
                                                                                 ---------  ---------  ---------

                                EXHIBIT INDEX

EXHIBIT
  NO.                                 DESCRIPTION
- -------  ----------------------------------------------------------------------
+1.1     --Form of Underwriting Agreement.
3.1      --Restated Certificate of Incorporation of the Registrant (filed as
           Exhibit 3.A to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1990, File No. 1-6901, and incorporated herein by reference).
3.2      --Amended and Restated By-Laws of the Registrant (filed as Exhibit 3.B to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1992, File No. 1-6901, and incorporated herein by reference).
+4.1     --Form of Senior Note Indenture (including form of Senior Note).
+4.2     --Form of Senior Subordinated Note Indenture (including form of Senior
           Subordinated Note).
*4.3     --Amended and Restated Credit Agreement dated as of October 24, 1988, among the Registrant, FH Acquisition and Bankers Trust, as agent for the bank parties thereto, with respect to the Bank Bridge Loan, the Term Loan and the Revolving Credit Facility.
*4.3(A)  --Amendment No. 1 dated February 21, 1989 to the Amended and Restated
           Credit Agreement dated as of October 24, 1988.
4.3(B)   --Amendment No. 2 dated October 20, 1989 to Amended and Restated
           Credit Agreement dated as of October 24, 1988 (filed with the Registrant's September 30, 1989 Quarterly Report on Form 10-Q, File No. 1-6901, and incorporated herein by reference).
4.3(C)   --Amendment No. 3 dated as of November 14, 1989 to Amended and
           Restated Credit Agreement dated as of October 24, 1988 (filed with the Registrant's September 30, 1989 Quarterly Report on Form 10-Q, File No. 1-6901, and incorporated herein by reference).
4.3(D)   --Amendment No. 4 dated as of November 9, 1990 to Amended and Restated
           Credit Agreement dated as of October 24, 1988 (filed as Exhibit 4.J to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1990, File No. 1-6901, and incorporated herein by reference).
4.3(E)   --Amendment No. 5 dated as of December 19, 1990 to Amended and
           Restated Credit Agreement dated as of October 24, 1988 (filed as
           Exhibit 4.K to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1990, File No. 1-6901, and incorporated herein by reference).
4.3(F)   --Amendment No. 6 dated as of September 11, 1991 to Amended and
           Restated Credit Agreement dated as of October 24, 1988 (filed as
           Exhibit 4.A to the Registrant's Current Report on Form 8-K on September 13, 1991, File No. 1-6901, and incorporated herein by reference).
4.3(G)   --Amendment No. 7 dated as of December 2, 1991 to Amended and Restated
           Credit Agreement dated as of October 24, 1988 (filed as Exhibit No. 4.N to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1991, File No. 1-6901, and incorporated herein by reference).
4.3(H)   --Amendment No. 8 dated as of October 7, 1992 to Amended and Restated
           Credit Agreement dated as of October 24, 1988 (filed as Exhibit 4.0 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1992, File No. 1-6901, and incorporated herein by reference).
4.3(I)   --Amended and Restated Amendment No. 8 dated as of November 12, 1992, to Amended and Restated Credit Agreement dated as of October 24,
           1988 (filed as Exhibit 4.P to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1992, File No. 1-6901, and incorporated herein by reference).
**4.3(J) --Form of Second Amended and Restated Amendment No. 8 dated as of
           March 4, 1993, to Amended and Restated Credit Agreement dated as of October 24, 1988.
+5.1     --Opinion of Shearman & Sterling.
EXHIBIT
  NO.                                 DESCRIPTION
- -------  ----------------------------------------------------------------------
10.1     --Stockholders Agreement dated as of December 7, 1990, among the
           Registrant, Morgan Stanley Group, MSLEF II, certain institutional investors and the Management Investors which amends and restates the Stockholders and Registration Rights Agreement dated as of August 1, 1988, as amended (filed as Exhibit 10.C to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1990, File No. 1-6901, and incorporated herein by reference).
10.2     --Management Incentive Plan as amended and restated as of December 10,
           1992 (filed as Exhibit 10.C to the Registrant's Annual Report on
           Form 10-K for the year ended December 31, 1992, File No. 1-6901, and incorporated herein by reference).
*10.3    --Supplemental Retirement Plan.
10.3(A)  --Amendment No. 1 to the Supplemental Retirement Plan dated December
           21, 1988 (filed as Exhibit 10.P to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1988, File No. 1-6901, and incorporated herein by reference).
10.4     --Form of Supplemental Retirement Agreement for Mr. DeMeuse, as
           amended (filed as Exhibit 10.M to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1988, File No. 1-6901, and incorporated herein by reference).
10.5     --Supplemental Retirement Agreements for certain directors and officers (filed as Exhibit 10.T to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1989, File No. 1-6901, and incorporated herein by reference).
10.5(A)  --Form of Amendment No. 1 to Supplemental Retirement Agreements for
           certain directors and officers (filed as Exhibit 10.U to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1990, File No. 1-6901, and incorporated herein by reference).
10.6     --Employment Agreements dated October 15, 1993, with the Company's
           Chief Executive Officer, Chief Operating Officer and Chief Financial Officer (filed as Exhibit 10 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1993, File No. 1-6901, and incorporated herein by reference).
*10.7    --Amended and Restated Management Equity Participation Agreement dated as of August 1, 1988, among Holdings, Morgan Stanley, MSLEF II and the Management Investors.
10.7(A)  --Letter Agreement dated June 27, 1990, which modifies Amended and
           Restated Management Equity Participation Agreement (filed as Exhibit 10.V to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1990, File No. 1-6901, and incorporated herein by reference).
10.7(B)  --Letter Agreement dated July 31, 1990, among the Company and the
           Principal Management Investors which amends Amended and Restated Management Equity Participation Agreement (filed as Exhibit 10.W to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1990, File No. 1-6901, and incorporated herein by reference).
10.7(C)  --Letter Agreement dated July 31, 1990, between the Company and the
           Management Investor Committee which amends Amended and Restated Management Equity Participation Agreement (filed as Exhibit 10.X to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1990, File No. 1-6901, and incorporated herein by reference).
10.7(D)  --Letter Agreement dated February 7, 1991, between the Company and the
           Management Investors Committee which amends the Amended and Restated Management Equity Participation Agreement (filed as Exhibit 10.GG to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1990, File No. 1-6901, and incorporated herein by reference).
10.7(E)  --Form of Letter Agreement dated February 7, 1991 among the Company, the Management Investors Committee and Management Investors which cancels certain stock options, grants new stock options and amends the Amended and Restated Management Equity Participation Agreement (filed as Exhibit 10.HH to the Registrant's Annual Report on Form
           10-K for the year ended December 31, 1990, File No. 1-6901, and incorporated herein by reference).
EXHIBIT
  NO.                                 DESCRIPTION
- -------  ----------------------------------------------------------------------
10.8     --Agreement dated as of July 31, 1990, among the Company and its former Chief Executive Officer (filed as Exhibit 10.Y to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1990, File No. 1-6901, and incorporated herein by reference).
10.8(A)  --Modification to Agreement dated as of July 31, 1990, among the
           Company and its former Chief Executive Officer (filed as Exhibit
           10.Z to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1990, File No. 1-6901, and incorporated herein by reference).
10.8(B)  --Letter Agreement dated February 7, 1991, among the Company, its former Chief Executive Officer and his spouse which cancels stock options, grants new stock options and amends the Agreement dated as of July 31, 1990, among the Company, its former Chief Executive Officer and his spouse (filed as Exhibit 10.II to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1990,
           File No. 1-6901, and incorporated herein by reference).
10.9     --Subscription Agreement dated as of December 7, 1990, among the
           Company, Mellon Bank, N.A., Trustee for First Plaza Group Trust and Leeway & Co. (filed as Exhibit 10.DD to the Registrant's Annual
           Report on Form 10-K for the year ended December 31, 1990, File No. 1-6901, and incorporated herein by reference).
10.10    --Subscription Agreement dated as of March 12, 1991, between the
           Company and Fort Howard Equity Investors II, L.P. (filed as Exhibit 10.EE to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1990, File No. 1-6901, and incorporated herein by reference).
*10.11   --Management Equity Plan.
*10.12   --Form of Management Equity Agreement dated as of April 30, 1991, between the Registrant and Management Investors.
+10.13   --Employment Agreements dated December 10, 1993 with certain executive officers of the Company.
+12.1    --Computation of ratio of earnings to fixed charges.
+12.2    --Computation of deficiency of earnings available to cover fixed charges.
***12.3  --Computation of pro forma deficiency of earnings available to cover fixed charges.
21       --Subsidiaries of Fort Howard Corporation (filed as Exhibit 22 to the
           Registrant's Annual Report on Form 10-K for the year ended December 31, 1992, File No. 1-6901, and incorporated herein by reference).
***23.1  --Consent of Arthur Andersen & Co.
+23.2    --Consent of Shearman & Sterling (included in its opinion delivered under Exhibit No. 5.1).
+24      --Powers of Attorney.
+25.1    --T-1 with respect to the eligibility of Norwest Bank Wisconsin, N.A.
           under the Senior Note Indenture.
+25.2    --T-1 with respect to the eligibility of The Bank of New York under the Senior Subordinated Note Indenture.
99       --Stock Transfer Agreement dated November 2, 1989 between the Company and Sweetheart Holdings Inc., a Delaware corporation (filed as
           Exhibit 28 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1989, File No. 1-6901, and incorporated herein by reference).

- ---------------
 + Previously filed.

  * Previously filed with Registrant's Registration Statement on Form S-1, No. 33-23826, and incorporated herein by reference.

 ** Previously filed with Registrant's Registration Statement on Form S-2, No.
    33-51876, and incorporated herein by reference.

*** Filed herewith.